Exhibit 99.1

ASSET PURCHASE AND SALE AGREEMENT

BETWEEN

OBSIDIAN ENERGY LTD.

- and -

OBSIDIAN ENERGY PARTNERSHIP

- and -

1647456 ALBERTA LTD.

(collectively, Vendor)

- and -

INPLAY OIL CORP.

(Purchaser)

Dated as of February 19, 2025

5.7	Seismic	46
Article 6	REPRESENTATIONS AND WARRANTIES	47
6.1	Representations and Warranties of Vendor	47
6.2	Limitations Regarding Vendor's Representations and Warranties	52
6.3	Representations and Warranties of Purchaser	53
6.4	Limitation Regarding Purchaser's Representations and Warranties	60
6.5	Survival of Representations and Warranties	61
6.6	"Anti-Sandbagging"	62
6.7	Due Diligence	62
Article 7	INDEMNITIES FOR REPRESENTATIONS AND WARRANTIES	63
7.1	Vendor's Indemnities for Representations and Warranties	63
7.2	Purchaser's Indemnities for Representations and Warranties	63
7.3	Purchaser Future Obligations	63
7.4	Vendor Future Obligations	64
7.5	Purchaser's Environmental Indemnity	64
7.6	Vendor's Environmental Indemnity	65
7.7	Limitation of Remedies	65
7.8	Procedures – General Indemnities	66
Article 8	EMPLOYEES AND INDEPENDENT CONTRACTORS	67
8.1	Employee and Independent Contractor Disclosure	67
8.2	Offers	67
8.3	Vendor Responsibility, Liability and Indemnity	68
8.4	Purchaser Responsibility, Liability and Indemnity	68
8.5	Non-Solicitation	68
8.6	Privacy Obligations	68
Article 9	PRE-CLOSING PERIOD	69
9.1	Operations	69
9.2	Administration of Assets	70
9.3	AFEs and Other Material Commitments	70
9.4	Covenants of Purchaser	71
9.5	Purchaser Non-Solicitation	75
9.6	Rights of First Refusal	78
9.7	Competition Act Application	81
9.8	Public Announcements, Financing Assistance, Meeting and Purchaser Disclosure Documents	82
9.9	Amendment to CIP Agreements	87
Article 10	POST-CLOSING MATTERS	87
10.1	Post-Closing Maintenance of Assets	87
10.2	Lease Rental Payments, Production, Revenue, Joint Venture and Expenditure Accounting and Marketing	88
10.3	Vendor Deemed Agent	88
10.4	Delivery of Title Documents	89
10.5	Limitation of Liability for Post-Closing Operations	89
Article 11	DISPUTE RESOLUTION	89
11.1	Resolution of Disputes	89
11.2	Direct Negotiations	89
11.3	Arbitration	90
11.4	Arbitration Proceedings	90
11.5	Confidentiality	90
Article 12	GENERAL	90
12.1	Further Assurances	90
12.2	Entire Agreement	91

12.3	No Recourse to Financing Parties	91
12.4	Governing Law	91
12.5	Assignment; Enurement	91
12.6	Time of Essence	91
12.7	Notices	92
12.8	Limit of Liability	92
12.9	Invalidity of Provisions	93
12.10	Waiver	93
12.11	Survival; No Merger	94
12.12	Amendment	94
12.13	Confidentiality and Public Announcements	94
12.14	Third Party Beneficiaries	95
12.15	Counterpart Execution	95

Schedules:
Schedule "A"	–	Lands, Leases, Petroleum and Natural Gas Rights and Wells
Part I - Lands, Leases, Petroleum and Natural Gas Rights
Part II - Wells
Schedule "B"	–	Facilities
Part I – Facilities
Part II - Pipelines
Schedule "C"	–	Material Contracts
Schedule "D"	–	AFEs
Schedule "E"	–	Vendor Disclosure Schedule
Schedule "F"	–	Excluded Assets
Schedule "G"	–	Seismic Data
Part I - Proprietary Seismic Data
Part II - Partner Seismic Data
Schedule "H"	–	ROFRs
Schedule "I"	–	Form of General Conveyance
Part I - Form of Vendor Assets General Conveyance
Part II - Form of Purchaser Assets General Conveyance
Schedule "J"	–	Form of Officers Certificate
Schedule "K"	–	Form of Seismic License
Schedule "L"	–	Form of Contract Operating Agreement
Schedule "M"	–	2025 Development Program
Schedule "N"	–	Form of Registration Rights Agreement
Schedule "O"	–	Form of Investor Rights Agreement
Schedule "P"	–	Form of Transitional Services Agreement
Schedule "Q"	–	Purchaser Assets
Schedule "R"	–	Form of Voting and Support Agreement
Schedule "S"	–	Form of Hold Period Agreement
Schedule "T"	–	Vendor Party Allocation
Schedule "U"	–	Subsequently Identified Assets Area
Schedule "V"	–	Data Room
Schedule "W"	–	Form of Issuance Resolution
Schedule "X"	–	Vehicles

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of February 19, 2025, AMONG:

OBSIDIAN ENERGY LTD., a corporation amalgamated pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Obsidian")

- and -

OBSIDIAN ENERGY PARTNERSHIP, a general partnership formed pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Obsidian Partnership")

- and -

1647456 ALBERTA LTD. a corporation formed pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("1647 Co")

(Obsidian, Obsidian Partnership and 1647 Co collectively, "Vendor")

- and -

INPLAY OIL CORP., a corporation formed under the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Purchaser")

WHEREAS Vendor wishes to sell the Assets to Purchaser, and Purchaser wishes to purchase the Assets from Vendor, subject to and in accordance with the terms and conditions of this Agreement.

NOW THEREFORE in consideration of the covenants contained herein, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1
Definitions

In this Agreement, unless the context otherwise requires:

(a)
"2023 Reserves Report" means the independent engineering evaluation prepared by GLJ Ltd. effective December 31, 2023, evaluating the oil, NGLs and natural gas reserves attributable to the Assets.
(b)
"2024 Operating Statements" has the meaning ascribed to that term in Clause 9.8(e).
(c)
"2024 Reserves Report" means the independent engineering evaluation prepared by GLJ Ltd. effective December 31, 2024, evaluating the oil, NGLs and natural gas reserves attributable to the Assets.

(d)
"2024 Stub Period Statements" has the meaning ascribed to that term in Clause 9.8(e).
(e)
"2025 Development Program" means the development program in respect of the Assets as set out in Schedule "M".
(f)
"Abandonment and Reclamation Obligations" means all past, present and future obligations under equity, common law, the Title Documents and/or Applicable Law,
(i)
to abandon the Wells;
(ii)
close, decommission, dismantle and remove the Tangibles, including associated buildings, foundations and structures; and
(iii)
to restore, remediate and reclaim the surface or subsurface of any lands relating to or affected by the Wells or the Tangibles, all in compliance with good oil and gas industry practices and in compliance with Applicable Law, including such obligations relating to such Wells, pipelines and facilities that were abandoned, removed or decommissioned prior to the Adjustment Date.
(g)
"Acceptable Purchaser Confidentiality Agreement" means a confidentiality and standstill agreement between the Purchaser and a third party other than the Vendor that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement.
(h)
"Accepting Employee" has the meaning ascribed to that term in Clause 8.2(b)(ii).
(i)
"Accounting Firm" means Deloitte LLP or, if Deloitte LLP is unwilling or unable to act as the Accounting Firm, a nationally or internationally recognized firm of chartered accountants selected by Purchaser that is not its auditor or the auditor of Vendor, after consultation with Vendor.
(j)
"Additional Excess Proceeds" has the meaning ascribed to that term in Clause 2.5(b).
(k)
"Adjustment Date" means 12:01 a.m. on December 1, 2024.
(l)
"Adverse Tariff Event" means: (i) any tariff, duty, charge, levy or other similar economic measure imposed and in effect by the United States on importations into the United States of any oil, gas or other petroleum products specifically produced in Canada in excess of 10%; or (ii) any tariff, duty, charge, levy or other similar economic measure imposed and in effect by the United States on importations into the United States of any oil, gas or other petroleum products specifically produced in Canada that results in the termination of the Bought Deal Letter or the Underwriting Agreement in accordance with their respective terms.
(m)
"AER" means the Alberta Energy Regulator.
(n)
"AER Deposit Cap" means the sum of [dollar value].
(o)
"AER Deposit Request" has the meaning ascribed to that term in Clause 5.4(f).
(p)
"AER Transfer Amount" has the meaning ascribed to that term in Clause 5.4(e).

(q)
"AER Transfers" means all AER license transfer applications submitted to the AER for the purposes of transferring the Permits issued by the AER relating to the Assets that are registered in the name of Vendor to Purchaser, including transfers of Permits issued by the AER relating to the Wells and Tangibles.
(r)
"AFE" means an authority for expenditure, a mail ballot, a cash call, or any other approval given by the holder of a working interest in the Lands or Tangibles to conduct an operation, create or incur a financial obligation or accept a risk.
(s)
"Affiliate" means, with respect to a particular Person, another Person that at the relevant time:
(i)
controls that particular Person;
(ii)
is controlled by that particular Person; or
(iii)
is controlled by a Person that also controls that particular Person, and, for these purposes, "control" means the power to direct or cause the direction of the management and policies of the other Person whether directly or indirectly through one or more intermediaries and whether by the ownership of shares, partnership interests or other equity interests, the holding of voting rights or contractual rights or otherwise. For certainty, a partnership which is comprised of Persons which are Affiliates, as described above, shall be deemed to be an Affiliate of each such Person and its other Affiliates.
(t)
"Agreement" means this Asset Purchase and Sale Agreement, including the attached Schedules.
(u)
"Anti-Bribery Laws and Obligations" means: (i) the laws relating to combating bribery and corruption in the countries of each of the Parties' or their managing partner's place of incorporation or formation, principal place of business, and/or place of registration as an issuer of securities, and/or in the countries of each of the Parties' ultimate parent Person's place of incorporation or formation, principal place of business, and/or place of registration as an issuer of securities; (ii) the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada); (iii) the Corruption of Foreign Public Officials Act (Canada); and (iv) sections 119 to 123 and section 426 of the Criminal Code of Canada.
(v)
"Applicable Law" means, in relation to any Person, property or circumstance:
(i)
all laws and statutes, including regulations, rules, by-laws, ordinances and other statutory instruments enacted thereunder;
(ii)
all judgments, decrees, rulings and orders of courts, tribunals, commissions and other similar bodies of competent jurisdiction; and
(iii)
all orders, rules, directives, policies and guidelines having force of law issued by any Governmental Authority,

that are in effect as of the relevant time and are applicable to such Person, property or circumstance.

(w)
"Applicable Purchaser" means Vendor in respect of the Purchaser Assets and Purchaser in respect of the Assets.
(x)
"Applicable Vendor" means Vendor in respect of the Assets and Purchaser in respect of the Purchaser Assets.

(y)
"ARC" means an advance ruling certificate issued pursuant to section 102 of the Competition Act.
(z)
"Asset Acquisition Proposal" has the meaning ascribed to that term in Clause 9.3(d)(i).
(aa)
"Assets" means the entire right, title and interest of Vendor in and to the Petroleum and Natural Gas Rights, Tangibles, and Miscellaneous Interests but, for certainty, excluding the Excluded Assets.
(bb)
"Assumed Liabilities" means the Liabilities that relate to the Assets or the Purchaser Assets, as applicable, that arise after the Adjustment Date, including any Liabilities related to the Environment for which the owner of the Assets or the Purchaser Assets, as applicable, may ultimately become responsible for under Applicable Law.
(cc)
"Benefit Plans" means all employee benefit plans, programs, arrangements or agreements, whether written or unwritten, providing benefits or applicable to or for the benefit of any of the Employees, or their dependents or beneficiaries, whether or not insured and whether or not subject to Applicable Law, including any registered pension (defined benefit or defined contribution), supplemental pension, investment and/or savings (including registered and non-registered), deferred compensation, employee stock purchase, medical, dental, vision care, drug, life insurance, accidental death and dismemberment insurance, supplemental unemployment benefit, salary continuation, sick leave, severance or termination pay, vacation, personal time off with pay (including personal time off days and/or flex days), long-term incentive and/or equity compensation (including stock option, share appreciation right, performance option, restricted share unit, deferred share unit or any similar or related incentive), short-term or long-term disability benefits and/or insurance, short-term incentive, bonus, or other reward compensation or other similar plans or arrangements or practices (including individual employment, compensation, retention, success or transaction bonus, change of control and/or severance agreements) that are maintained, sponsored or contributed to, or required to be contributed to, by Vendor, Purchaser or their respective Affiliates, (as applicable), including any public or government sponsored plan.
(dd)
"Bought Deal" means the proposed issuance by Purchaser of no less than 12,904,000 subscription receipts (which are convertible into a like number of Purchaser Shares) at the Purchaser Share Issuance Price for gross proceeds of no less than $20,000,000 pursuant to a prospectus supplement.
(ee)
"Bought Deal Letter" has the meaning ascribed to that term in Clause 6.3(x).
(ff)
"Break Fee" means an amount equal to $6,000,000.
(gg)
"Business Day" means a day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta, on which banks are open generally to conduct commercial business in Calgary, Alberta.
(hh)
"Canadian Securities Laws" means all applicable securities laws in each of the provinces and territories of Canada and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the Canadian Securities Regulators.
(ii)
"Canadian Securities Regulators" means the securities commission or securities regulatory authority in each of the provinces and territories of Canada.
(jj)
"Cash Consideration" has the meaning ascribed to that term in Clause 2.5(a)(ii).
(kk)
"CIP" means Carbon Infrastructure Partners and, where the context permits or requires, its Affiliates.

(ll)
"CIP Agreements" means (i) the Investor Rights Agreement dated effective October 18, 2016 among Purchaser, JOG Limited Partnership No. VI and JOG VI B Limited Partnership, (ii) the Distribution Rights Agreement dated effective October 18, 2016 among Purchaser, JOG Limited Partnership No. VI and JOG VI B Limited Partnership, and (iii) the Subscription Agreement for Common Shares dated February 28, 2014 between Purchaser and JOG Limited Partnership No. VI (the "CIP Subscription Agreement").
(mm)
"Circular" means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) of Purchaser to be sent to Purchaser Shareholders in connection with the Meeting, including any amendments or supplements thereto.
(nn)
"Claim" means any claim, demand, lawsuit, action, proceeding, notice of non-compliance or violation, order or direction, arbitration or governmental proceeding or investigation.
(oo)
"Claiming Party" has the meaning ascribed to that term in Clause 7.8(a).
(pp)
"Closing" means the completion of the Transaction.
(qq)
"Closing Date" means: (i) the date that is three (3) Business Days following the date on which the conditions set out in Clauses 4.1(a)(i), 4.1(a)(ii) and 4.1(a)(iii) have been satisfied or waived; or (ii) any other Business Day as Vendor and Purchaser may agree; but in no event later than the Outside Date, provided that, following Closing, references to the "Closing Date" shall mean the date on which Closing actually occurred.
(rr)
"Closing Statement" has the meaning ascribed to that term in Clause 3.2(a).
(ss)
"Closing Time" means 6:00 a.m. on the Closing Date or any other time as Vendor and Purchaser may agree.
(tt)
"Commissioner" means the Commissioner of Competition appointed under the Competition Act.
(uu)
"Competition Act" means the Competition Act (Canada).
(vv)
"Competition Act Approval" means the occurrence of one of the following:
(i)
Purchaser shall have received an ARC in respect of the Transaction; or
(ii)
Purchaser shall have received a No Action Letter in respect of the Transaction, and either:
(A)
the applicable waiting period under subsection 123(1) or (2) of the Competition Act shall have expired or been terminated, respectively; or
(B)
the obligation to submit a pre-merger notification under Part IX of the Competition Act in respect of the Transaction shall have been waived by the Commissioner pursuant to paragraph 113(c) of the Competition Act.
(ww)
"Confidential Information" has the meaning ascribed to that term in the Confidentiality Agreement.
(xx)
"Confidentiality Agreement" means the confidentiality agreement between Vendor and Purchaser dated November 11, 2024.

(yy)
"Consequential Losses" means any consequential, incidental, punitive, special, exemplary or indirect damages, cost or deferred profits or revenues, loss of business opportunity, diminution in value or trading price of a Party’s own securities, losses based on loss of use or other business interruption losses and damages.
(zz)
"Contract Operating Agreement" means the contract operating agreement substantially in the form of Schedule "L".
(aaa)
"Data Room" means all of the data, information, records and other materials included in the virtual data and physical data rooms established by or on behalf of Vendor, to which Purchaser and its Related Persons have been provided access, together with all of other data, information, records and other materials relating to Vendor and the Assets to which Purchaser and its Related Persons have been provided access, in all cases prior to 5:00pm on February 12, 2025 and as listed in Schedule V, but for certainty excluding any information, records and other materials comprising Pipeline Records physically situated in the Drayton Valley Office.
(bbb)
"Debt Commitment Letter" has the meaning ascribed to that term in Clause 6.3(x).
(ccc)
"Debt Financing" has the meaning ascribed to that term in Clause 6.3(x).
(ddd)
"De Minimis Claim" has the meaning ascribed to that term in Clause 12.8(b).
(eee)
"Deposit" has the meaning ascribed to that term in Clause 2.3(a).
(fff)
"Deposit Escrow Agreement" means the deposit escrow agreement entered into among the Parties and the Escrow Agent on the date hereof.
(ggg)
"Difference" has the meaning ascribed to that term in Clause 9.6(d)(ii)(C)(I).
(hhh)
"Dispute" means any Claim, dispute or controversy between Vendor and Purchaser arising out of this Agreement, including a Claim, dispute or controversy regarding the existence, construction, validity, interpretation, enforceability, termination or breach of this Agreement, whether based in contract, tort or in any other manner. Notwithstanding the foregoing, "Dispute" shall not include a dispute regarding the accuracy of the Closing Statement or Final Statement of Adjustments, which will be resolved pursuant to Clause 3.3(f), but shall include any dispute regarding whether the Parties complied with the procedures set forth in Article 3.
(iii)
"Disputing Party" has the meaning ascribed to that term in Clause 9.6(d).
(jjj)
"Drayton Valley Office" means land and buildings located at municipal address [address].
(kkk)
"Electronic Signatures" has the meaning ascribed to that term in Clause 5.3(h).
(lll)
[redacted]
(mmm)
"Employees" means any full-time or part-time Employees of Vendor, whose responsibilities relate primarily to operation and management of the Assets and who normally perform their employee functions on, near or in respect of the Lands or in the Drayton Valley Office and identified as such [redacted], including any such employees on disability (long-term or short-term), workers' compensation, or statutory or approved leave.
(nnn)
"Employment Offers" has the meaning ascribed to that term in Clause 8.2(b).

(ooo)
"Encumbrance" means a Security Interest, an option to purchase, and any other adverse claim or encumbrance, whether similar or dissimilar to the foregoing.
(ppp)
"Environment" means the components of the earth and includes ambient air, land, surface and subsurface strata, groundwater, lake, river or other surface water, all layers of the atmosphere, all organic and inorganic matter and living organisms, and the interacting natural systems that include such components.
(qqq)
"Environmental Laws" means Applicable Laws relating in whole or in part to the protection of the Environment or public or occupational health and safety, including those relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, re-use, recycling, Release and/or disposal of Hazardous Substances, and all decommissioning or remediation standards under any Environmental Laws or published, administered or utilized by a Governmental Authority; and Environmental Laws includes any Permits issued pursuant to same.
(rrr)
"Environmental Liabilities" means any and all past, present or future Losses and Liabilities and/or Claims in respect of environmental damage or contamination located within, upon or under the Lands or lands appurtenant thereto in each case resulting from operations conducted on the Lands with respect to the Assets, in any case, whether or not caused by a breach of Applicable Law and howsoever and by whomsoever caused, including such Losses and Liabilities related to:
(i)
the Abandonment and Reclamation Obligations;
(ii)
the transportation, storage, use or disposal of toxic or Hazardous Substances;
(iii)
the manufacture, construction, processing, distribution, use, holding, collection, accumulation, generation, treatment, stabilization, storage, disposal, handling or transportation of Hazardous Substances;
(iv)
the restoration, cleanup or reclamation of or failure to restore, cleanup or reclaim any part of the Assets or the Purchaser Assets, as applicable, or the Lands or the lands adjacent thereto;
(v)
the removal of or failure to remove foundations, structures or equipment;
(vi)
any other pollution or contamination of the surface, substrata, soil, air, ground water, surface water or marine environments;
(vii)
compliance with past, present and future Applicable Law relating to the Environment or the protection thereof and Applicable Laws related to employee and public health and safety matters;
(viii)
any operation carried out by others on lands not part of the Assets but in proximity to the Assets, which operations have caused Environmental damage to the Assets or otherwise to the Environment as it relates to the Assets or the Purchaser Assets, as applicable; and
(ix)
Losses and Liabilities suffered by Third Parties as a result of any of the occurrences in the foregoing paragraphs of this definition.
(sss)
"Escrow Agent" means Vendor's counsel.

(ttt)
"Excluded Assets" means:
(i)
those items that are specifically excluded from Miscellaneous Interests;
(ii)
any seismic data (other than as granted to Purchaser under the Seismic License);
(iii)
road use agreements (or similar arrangements) entitling Vendor or any Affiliate thereof to use roads owned by one or more Third Parties, if such agreements or arrangements are not assignable in accordance with their terms or may now or in the future relate to roads serving properties in addition to the Assets;
(iv)
those interests, properties or items, listed in Schedule "F" as "Excluded Assets", whether or not such interests, properties or items would otherwise form part of the Assets;
(v)
those Assets excluded pursuant to Clause 1.19; and
(vi)
Vendor's proprietary technology, interpretations and economic evaluations.
(uuu)
"Excess Proceeds" has the meaning ascribed to that term in Clause 2.5(b).
(vvv)
"Facilities" means the facilities set out in Schedule "B" forming part of the Assets, or Schedule "Q" forming part of the Purchaser Assets, as applicable.
(www)
"Final Statement of Adjustments" has the meaning ascribed to that term in Clause 3.3(a).
(xxx)
"Financings" means the Bought Deal and the Debt Financing.
(yyy)
"Financing Agreements" means the Bought Deal Letter and the Debt Commitment Letter.
(zzz)
"Financing Source Party" has the meaning ascribed to that term in Clause 12.3.
(aaaa)
"First Nation" means an indigenous aboriginal community officially recognized as an administrative unit by the Canadian federal government or functioning as such without official status.
(bbbb)
"Fundamental Representations" means, with respect to Vendor, the representations and warranties of Vendor set forth in Clauses 6.1(a), 6.1(b), 6.1(c), 6.1(d), 6.1(e) and 6.1(f) and, with respect to Purchaser, the representations and warranties of Purchaser set forth in Clauses 6.3(a), 6.3(b), 6.3(c), 6.3(d)(i), 6.3(e), 6.3(h), 6.3(l)(i), and 6.3(l)(ii).
(cccc)
"Governmental Authority" means any:
(i)
governmental entity or authority of any nature, including any governmental ministry, agency, branch, department or official, and any court, regulatory board or other tribunal;
(ii)
individual or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature; or
(iii)
any stock exchange,

having jurisdiction or power over any Person, property, operation, transaction or other matter or circumstance excluding any of the foregoing relating to a First Nation.

(dddd)
"Governmental Licences" has the meaning ascribed to that term in Clause 6.3(s).
(eeee)
"GST" means the goods and services tax provided for under Part IX of the GST Legislation, and Applicable Law thereunder, or any successor or parallel federal or provincial legislation that imposes a tax on the recipient of goods and services.
(ffff)
"GST Legislation" means the Excise Tax Act (Canada).
(gggg)
"Hazardous Substance" means any substance (whether in solid, liquid or gaseous form), which is defined, judicially interpreted or identified, or otherwise regulated, under Environmental Laws, including as a toxin, pollutant, contaminant, waste of any nature (including hazardous waste), hazardous material, dangerous substance or dangerous good, including fuel, oil, petroleum and any petroleum products, asbestos or asbestos containing materials, urea formaldehyde, lead, radon gas, glycol, polychlorinated biphenyls, and any substance which is explosive, corrosive, flammable, infectious or radioactive.
(hhhh)
"Hold Period Agreements" means the Hold Period Agreements to be entered into on the Closing Date between Vendor, Purchaser and each of CIP and the directors and officers of Purchaser, in each case in the form attached hereto as Schedule "S".
(iiii)
"IFRS" means the International Financial Reporting Standards issued or adopted as Canadian generally accepted accounting principles, as applied by Vendor, consistent with past practices.
(jjjj)
"Indemnified Matter" has the meaning ascribed to that term in Clause 7.8(a)(i).
(kkkk)
"Indemnifying Party" has the meaning ascribed to that term in Clause 7.8(a).
(llll)
"Independent Contractors" means those Persons engaged as independent contractors by Vendor in respect of the Assets and who normally perform their contractor duties on or near the Lands and identified as such in [redacted].
(mmmm)
"Initial Excess Proceeds" has the meaning ascribed to that term in Clause 2.5(b).
(nnnn)
"Initial Transfer Request" has the meaning ascribed to that term in Clause 5.4(d).
(oooo)
"Interest Amount" has the meaning ascribed to that term in Clause 2.5(f).
(pppp)
"Interest Rate" means interest calculated daily and not compounded at the rate of [percentage]%.
(qqqq)
"Interim Period" means the period from the Adjustment Date to, but not including, the Closing Date.
(rrrr)
"Investor Rights Agreement" means the investor rights agreement to be entered into between Vendor and Purchaser on the Closing Date, substantially in the form of Schedule "O".
(ssss)
"Issuance Resolution" means the ordinary resolution of Purchaser Shareholders approving the issuance of the Share Consideration to Vendor, substantially in the form of Schedule "W", subject to any amendments or variations reasonably required by the TSX.
(tttt)
"ITA" means the Income Tax Act (Canada), and all regulations thereunder, as amended from time to time.

(uuuu)
"Lands" means: (i) in respect to the Assets all of the lands identified in Schedule "A" and, subject to any limitations identified or set forth in Schedule "A", including the Petroleum Substances within, upon or under such lands, and including any lands validly pooled or unitized therewith; and (ii) in respect of the Purchaser Assets, all of the lands identified in Schedule "Q" and, subject to any limitations identified or set forth in Schedule "Q", including the Petroleum Substances within, upon or under such lands, and including any lands validly pooled or unitized therewith.
(vvvv)
"Leases" means the leases, licenses, permits, reservations, certificates of title and other documents of title and agreements by virtue of which the Applicable Vendor is entitled to interests in or in respect of Petroleum Substances, including the entitlement to explore for, recover, remove or dispose of Petroleum Substances within, upon or under the Lands, including those leases, licenses, permits, reservations, certificates of title and other documents of title and agreements set out in Schedule "A" in respect of the Assets, and Schedule "Q" in respect of the Purchaser Assets, as applicable, under the heading "Leases" and includes, if applicable, all renewals and extensions of those documents and all documents issued in substitution therefor.
(wwww)
"Liabilities" means all liabilities and obligations, actions, causes of action or Claims (whether statutory, regulatory, contractual, tortious, fiduciary, vicarious, criminal or otherwise), which are suffered, sustained or incurred by a Person, including liabilities and obligations to pay costs, to reimburse or compensate Persons for their Losses and obligations or to pay taxes, whether absolute or contingent, and whether based on fault, strict liability or otherwise.
(xxxx)
"Losses" means, in relation to a Person and a matter or occurrence, all losses, costs, damages, penalties, fines, assessments, charges, expenses and Liabilities whatsoever that are suffered, sustained, paid or incurred by such Person as a direct result of such matter or occurrence, including costs of investigating and defending Claims made in respect of such matter (irrespective of whether the Claims are settled, abandoned, unsuccessful or sustained), but does not include Consequential Losses suffered, sustained, paid or incurred by such Person, provided that Losses shall include amounts that the Person is liable to pay to a Third Party in respect of Consequential Losses suffered, sustained, paid or incurred by such Third Party or another Third Party.
(yyyy)
"LTA Error" has the meaning ascribed to that term in Clause 5.4(d).
(zzzz)
"Mandatory PSV Reduction" has the meaning ascribed to that term in Clause 2.5(b).

(aaaaa)
"Material Adverse Change" means:
(i)
in relation to the Assets, a Change that, alone or in conjunction with any other or others, is or would reasonably be expected to be, materially adverse to the Assets; and
(ii)
in relation to Purchaser, a Change that, alone or in conjunction with any other or others, is or would reasonably be expected to be, materially adverse to the operations, results of operations, condition (financial or otherwise), assets, properties, capital, Liabilities (contingent or otherwise, and including Purchaser's licensee capability assessment scorecard), cash flow, income or business of Purchaser and its subsidiaries (taken as a whole), where "Change" means any effect, change, event, development, circumstance or occurrence, other than any Change which:
(iii)
impacts the oil and gas industry in Western Canada generally (including any Change resulting from (w) commodity prices, (x) Applicable Law, including taxes and provincial royalties, (y) accounting standards, and (z) capital markets);
(iv)
is disclosed herein or in the Schedules hereto (including in Schedule "E");
(v)
results from any failure by Purchaser, the Purchaser Assets or the Assets, as applicable, to achieve any published or internally prepared budgets, projections, predictions, estimates, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics (it being understood that the facts or occurrences giving rise to such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Change);
(vi)
results from the announcement or other publicity or pendency with respect to this Agreement or the transactions hereunder;
(vii)
with respect to the Purchaser Assets, results from the taking of any action or the failure to take any action by Vendor as operator of the same; or
(viii)
results from any import or export restriction, prohibition, tariff, duty, charge or tax imposed by:
(A)
the federal or a state or other government of the United States of America on goods (including Petroleum Substances) imported from or exported to Canada; or
(B)
the federal or a provincial or other government of Canada on goods (including Petroleum Substances) imported from or exported to the United States of America, including an Adverse Tariff Event, unless, in the case of subclause (iii), such Change has a materially disproportionate impact on (as applicable) Purchaser and its subsidiaries (taken as a whole) or the Assets, relative to other oil and gas producers in Western Canada of similar size (in which case only the incremental disproportionate effect may be taken into account in determining whether a Material Adverse Change has occurred).

(bbbbb)
"Material Contracts" means each agreement, contract or other arrangement, relating to or forming part of the Assets:
(i)
which is not a Title Document; and
(ii)
which cannot be terminated without penalty on notice of ninety (90) days or less, as more particularly set out in Schedule "C".
(ccccc)
"Meeting" means the special meeting of the Purchaser Shareholders, including any postponement(s) or adjournment(s) thereof, to be held to consider and, if deemed advisable, approve the Issuance Resolution and, if agreed between Vendor and Purchaser, each acting reasonably, any related matters contained in the notice of meeting in respect thereof.
(ddddd)
"Miscellaneous Interests" means the entire right, title, estate and interest of the Applicable Vendor as at Closing in all property, assets and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) that pertain directly to the Petroleum and Natural Gas Rights and the Tangibles, or either of them, including:
(i)
the Surface Rights;
(ii)
the Wells and the well bores and casing for the Wells;
(iii)
the Title Documents to the extent they pertain to the Assets;
(iv)
the Material Contracts;
(v)
all Pipeline Records, design, construction, operation, maintenance and integrity files and any engineering assessments for any operated and licensed pipeline;
(vi)
the surface of any lands (other than Surface Rights) used in connection with the Wells or Tangibles, including access roads, temporary workspace, borrow sites, campsites, remote sumps, remote cement return pits, log deck (storage) areas or land treatment areas;
(vii)
the Drayton Valley Office; and
(viii)
all non-interpretive production and engineering information, and other records, files, reports, data, correspondence and documents (whether existing in physical or electronic form) that relate directly to the Assets or the Purchaser Assets, as applicable, including lease and well files and an electronic version of the land records in the Applicable Vendor's preferred form, however, unless otherwise agreed in writing by the Parties, the Miscellaneous Interests shall not include the following or agreements, documents or data to the extent pertaining thereto:
(ix)
tax, accounting and financial information, other than directly related to the Closing Statement or the Final Statement of Adjustments;
(x)
the Applicable Vendor's proprietary technology, interpretations or economic evaluations;
(xi)
ownership of any seismic data;

(xii)
deposits or other security given or granted to a Governmental Authority or other Person; or
(xiii)
property, assets or rights related exclusively to the Excluded Assets.
(eeeee)
"Misrepresentation" has the meaning ascribed to the term "misrepresentation" in the Securities Act (Alberta).
(fffff)
"NI 45-102" means National Instrument 45-102 – Resale of Securities together with the companion policy thereto.
(ggggg)
"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations together with the companion policy thereto.
(hhhhh)
"No Action Letter" means confirmation, in writing, by the Commissioner that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the Transaction, and such advice has not been rescinded or amended and is in a form and on such terms or conditions as are acceptable to the Parties, acting reasonably.
(iiiii)
"Non-Unit Purchase Price" means the aggregate of the Purchaser Share Value and the Cash Consideration.
(jjjjj)
"Objection Date" has the meaning ascribed to that term in Clause 3.3(b).
(kkkkk)
"Officer's Certificate" means a certificate given by an officer of Purchaser or Vendor substantially in the form of Schedule "J".
(lllll)
"Operating Statements" has the meaning ascribed to that term in Clause 9.8(e).
(mmmmm)
"Optional PSV Reduction" has the meaning ascribed to that term in Clause 2.5(b).
(nnnnn)
"Other AER Conditions" has the meaning ascribed to that term in Clause 5.4(e).
(ooooo)
"Other Taxes" means all sales, value-added or similar taxes or other transfer taxes, fees and charges, other than GST, imposed or levied by any Governmental Authority on or in respect of the sale or supply of goods or services.
(ppppp)
"Outside Date" means 5:00 p.m. on April 30, 2025 or such later date as the Parties may agree to in writing.
(qqqqq)
"Partner Seismic Data" means the seismic data associated with proprietary 2D seismic lines and 3D seismic surveys that are owned jointly by Vendor (or one or more of the Persons comprising Vendor) with one or more Third Parties, to the extent such seismic lines and surveys are described in Part II of Schedule "G".
(rrrrr)
"Party" means a party to this Agreement, and "Parties" means all parties to this Agreement.
(sssss)
"Permits" means licenses, permits, orders, approvals and authorizations granted or issued by any Governmental Authority relating to the construction, installation, ownership, use or operation of Assets or the Purchaser Assets, as applicable, or any of them.

(ttttt)
"Permitted Disclosure" means, with respect to a Purchaser Superior Proposal, disclosing to Purchaser Shareholders all material facts regarding such Purchaser Superior Proposal, provided that such disclosure shall not be permitted to include a Purchaser Change of Recommendation.
(uuuuu)
"Permitted Encumbrances" means:
(i)
liens for taxes, assessments and governmental charges which are not due or delinquent or the validity of which is being contested in good faith by the Applicable Vendor;
(ii)
operator's and similar liens incurred or created in the ordinary course of business as security in favour of the Person who is conducting the development or operation of the property to which such liens relate for the Applicable Vendor's proportionate share of the costs and expenses of such development or operation, provided that none of the foregoing relate to payments or other obligations of the Applicable Vendor which are due and delinquent;
(iii)
mechanics', builders', materialmen's and similar liens for services rendered or goods supplied for which payment is not then due, or the validity of which is being contested in good faith by the Applicable Vendor;
(iv)
easements, rights of way, servitudes and other similar rights in lands which individually or in the aggregate do not materially impair the use of the Assets or the Purchaser Assets, as applicable;
(v)
the ROFRs, royalties, adverse claims, other encumbrances and reductions in interest described in Schedule "A" or Schedule "Q" as applicable;
(vi)
the express or implied reservations or exceptions in any grants or transfers of mineral rights from the Crown;
(vii)
legally binding requirements imposed by statutes or governmental boards, tribunals or authorities concerning rates of production from operations on any of the Lands, or otherwise affecting recoverability of Petroleum Substances from the Lands, and which are generally applicable to the oil and gas industry in Alberta;
(viii)
provisions for penalties and forfeitures under operating procedures or similar agreements which will arise if the Applicable Vendor elects, after the relevant time, not to participate in operations on the Lands to which the penalty or forfeiture will apply, provided that any penalty or forfeiture applicable to the Assets or the Purchaser Assets, as applicable, shall not be "Permitted Encumbrances" unless specifically disclosed in Schedule "A" or Schedule "Q" as applicable;
(ix)
the terms and conditions of the Title Documents, including normal course expiry provisions under Leases; provided that any royalty burden or similar encumbrance, lien, penalty, reduction in interest, ROFR or Security Interest created under or pursuant to any such Title Document will be a Permitted Encumbrance only if it also satisfies another provision of this definition;
(x)
general corporate financial contracts which, absent a default on the part of the Applicable Vendor, do not directly affect, restrict or encumber the Assets or the

Purchaser Assets, as applicable, but only if and to the extent that no such default has occurred;
(xi)
any security held by any Third Party encumbering an Applicable Vendor's interest in and to the Assets or the Purchaser Assets, as applicable, or any part or portion thereof, in respect of which the Applicable Vendor has delivered to the Applicable Purchaser at or prior to Closing, a discharge in registerable form or a no interest letter in a form satisfactory to the Applicable Purchaser, acting reasonably; provided that, for certainty, the Parties acknowledge the process with respect to any such discharges or no interest letters to be provided as closing deliverables is set out in Clause 5.1(j);
(xii)
rights of general application reserved to or vested in any Governmental Authority to levy taxes on the Assets or Purchaser Assets, as the case may be, or the income therefrom or to limit, control or regulate any of the Assets or the Purchaser Assets, as the case may be, in any manner;
(xiii)
any defects or deficiencies in title or environmental defects, liabilities or deficiencies pertaining to the Assets disclosed in this Agreement, and any title or environmental defects that are waived or deemed to be waived pursuant to Clause 6.7; and
(xiv)
any other circumstance, matter or thing disclosed in Schedule "E".
(vvvvv)
"Person" includes any individual, body corporate, company, unlimited liability company, partnership (limited or general), trust, trustee, executor or similar official, Governmental Authority or other legal entity.
(wwwww)
"Personal Information" means any information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual.
(xxxxx)
"Petroleum and Natural Gas Rights" means the entire right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an "interest in land", held by the Applicable Vendor as at Closing in the Lands, and the Leases to the extent that they apply to the Lands, and includes any of the following rights and interests to the extent derived from such Lands or Leases or the ownership of the Petroleum Substances:
(i)
the rights to explore for, drill for, extract, win, produce, take, save or market Petroleum Substances from the Lands and any lands with which the Lands have been pooled or unitized;
(ii)
the interest and right of the Applicable Vendor in any lands or leases with which the Lands or Petroleum Substances granted by the Leases have been pooled or unitized;

(iii)
the rights to a share of the proceeds of sale of, or rights to receive payment calculated by reference to, the quantity, value or proceeds of sale of the production of Petroleum Substances produced from the Lands and any lands with which the Lands have been pooled or unitized;
(iv)
rights to Petroleum Substances injected but not produced from the Lands;
(v)
any interests known as working interests, unit interests, leasehold interests, production payments, revenue interests, net revenue interests, economic interests, fee simple interests, overriding royalty, profits interests, net profits interest or other encumbrance accruing to the Applicable Vendor; and
(vi)
the rights to acquire any of the rights described in subclauses (i) through (iv) of this definition, including any existing contractual right to earn an interest under a farmin or similar arrangement; but specifically excluding the Excluded Assets.
(yyyyy)
"Petroleum Substances" means bitumen, crude oil, natural gas, natural gas liquids and other related hydrocarbons and all other substances (whether hydrocarbon or not) produced in association with the foregoing, whether liquid, solid or gaseous, and whether hydrocarbons or not, including sulphur, the right to explore for which, or an interest in which, is granted under the Leases.
(zzzzz)
"Pipeline Deficiencies" has the meaning ascribed to that term in Clause 5.5.
(aaaaaa)
"Pipeline Licences" means the Permits issued by the AER for the pipelines that are Tangibles that are registered in Vendor's name (or the name of any Party, or its managing partner, comprising Vendor).
(bbbbbb)
"Pipeline Records" means those records, reports, assessments and documents required under the Pipeline Rules so that the transfer of the Pipeline Licences to Purchaser can be registered with the AER.
(cccccc)
"Pipeline Rules" means collectively AER Bulletin 2015-34 (Confirmation of Transfer of Pipelines to be Added to the Licence Transfer Application), Pipeline Rules (Alberta) and CSA Z662 (Oil and Gas Pipeline Systems, Alberta).
(dddddd)
"Pre-Closing Period" means the period from the date of this Agreement to the Closing Date.
(eeeeee)
"Proprietary Seismic Data" means the 100% proprietary seismic data associated with the seismic lines identified in Part I of Schedule "G".
(ffffff)
"PSV Reduction" has the meaning ascribed to that term in Clause 2.5(b).
(gggggg)
"Public Official" means any person acting in an official capacity for or on behalf of any government, ministry, Governmental Authority, department, agency, instrumentality or part of any of them, or any public international organization, or any political party or political party official or candidate for office.
(hhhhhh)
"Public Record" means all information filed by or on behalf of Purchaser with the Canadian Securities Regulators in compliance, or intended compliance, with Canadian Securities Laws since January 1, 2024.

(iiiiii)
"Purchase Price" means $305,500,000 plus the Purchaser Assets Value.
(jjjjjj)
"Purchase Price Reduction Amount" has the meaning ascribed to that term in Clause 2.5(c).
(kkkkkk)
"Purchaser Acquisition Proposal" means whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons (or in the case of a parent to parent transaction, their shareholders) (other than Vendor Parties and their Affiliates) beneficially owning Purchaser Shares (or securities convertible into or exchangeable or exercisable for Purchaser Shares) representing 20% or more of the Purchaser Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of Purchaser or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons (other than Vendor Parties and their Affiliates) of any assets of Purchaser and/or any interest in one or more of its subsidiaries (including shares or other equity interest of its subsidiaries) that individually or in the aggregate contribute 20% or more of the consolidated revenue of Purchaser and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of Purchaser and its subsidiaries (taken as a whole) in each case based on the consolidated financial statements of Purchaser most recently filed on SEDAR+ prior to such time (or any sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, or (b) inquiry, expression or other indication of interest or offer to, or public announcement of or an intention to do any of the foregoing, in each case excluding the transactions contemplated by this Agreement.
(llllll)
"Purchaser Assets" means Purchaser's entire right, title, estate and interest in and to the petroleum and natural gas rights, tangibles, and miscellaneous interests comprising the Willesden Green Cardium Unit 2, as more specifically described in Schedule "Q".
(mmmmmm)
"Purchaser Assets General Conveyance" means an agreement in the form set forth in Part II of Schedule "I".
(nnnnnn)
"Purchaser Assets Value" means the fair market value of the Purchaser Assets.
(oooooo)
"Purchaser Board" means the board of directors of Purchaser, as it may be constituted from time to time.
(pppppp)
"Purchaser Board Recommendation" means the unanimous determination of the Purchaser Board, after consultation with its legal and financial advisors, that the transactions contemplated by this Agreement are in the best interests of Purchaser and the unanimous recommendation of the Purchaser Board to Purchaser Shareholders that they vote in favour of the Issuance Resolution.
(qqqqqq)
"Purchaser Break Fee" means $6,000,000.
(rrrrrr)
"Purchaser Change of Recommendation" means (i) the Purchaser Board or any committee thereof fails to publicly make a recommendation that the Purchaser Shareholders vote in favour of the Issuance Resolution or Purchaser or the Purchaser Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to Vendor, the Purchaser Board Recommendation (it being understood that publicly taking no position or a neutral position by Purchaser and/or the Purchaser Board with respect to a Purchaser Acquisition Proposal for a period exceeding five Business Days after a Purchaser Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, modification, qualification or change (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting)), or (ii) the Purchaser Board, or any committee thereof, accepts, approves, endorses or recommends any Purchaser Acquisition Proposal or proposes publicly to accept, approve, endorse or recommend any Purchaser Acquisition Proposal, or (iii) the Vendor Parties request that the Purchaser Board reaffirm its recommendation that the Purchaser Shareholders vote in favour of the Issuance Resolution and the Purchaser Board shall not have done so by the earlier of (x) the fifth Business Day following receipt of such request (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting) and (y) the Meeting.
(ssssss)
"Purchaser Compensation" has the meaning ascribed to that term in Clause 8.2(b)(iii).
(tttttt)
"Purchaser Disclosure Documents" has the meaning ascribed to that term in Clause 9.8(e).
(uuuuuu)
"Purchaser Financial Advisor" means ATB Securities Inc.
(vvvvvv)
"Purchaser Financial Advisor Opinion" means the opinion of the Purchaser Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Purchase Price is fair, from a financial point of view, to Purchaser.
(wwwwww)
"Purchaser Financial Statements" means, collectively, (i) the audited annual consolidated financial statements of Purchaser as at and for the years ended December 31, 2023 and 2022, including the notes thereto and the auditor's report thereon, and (ii) the unaudited interim condensed consolidated financial statements of Purchaser as at and for the three and nine months ended September 30, 2024, including the notes thereto.
(xxxxxx)
"Purchaser Share Issuance Price" means $1.55 per Purchaser Share.
(yyyyyy)
"Purchaser Share Value" has the meaning ascribed to that term in Clause 2.5(a)(i).
(zzzzzz)
"Purchaser Shares" means the common shares in the capital of Purchaser.
(aaaaaaa)
"Purchaser Shareholders" means the holders of Purchaser Shares, determined at the applicable time.
(bbbbbbb)
"Purchaser Superior Proposal" means a bona fide Purchaser Acquisition Proposal made in writing on or after the date of this Agreement by a Person or Persons acting jointly (other than Obsidian and its Affiliates) that did not result from a breach of Clause 9.5 and which or in respect of which:
(i)
is to acquire not less than all of the outstanding Purchaser Shares not owned by the Person or Persons or all or substantially all of the assets of the Purchaser on a consolidated basis;

(ii)
the Purchaser Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Purchaser Acquisition Proposal would, taking into account all of the terms and conditions of such Purchaser Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non- completion), result in a transaction which is more favourable to Purchaser Shareholders from a financial point of view than the Transaction (taking into account any amendments to this Agreement and the Transaction proposed by the Vendor Parties pursuant to Clause 9.5(e));
(iii)
is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;
(iv)
is not subject to any due diligence and/or access condition; and
(v)
the Purchaser Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Purchaser Acquisition Proposal and the Person making such Purchaser Acquisition Proposal.
(ccccccc)
"Purchaser Superior Proposal Notice Period" has the meaning ascribed to that term in Clause 9.5(d)(ii).
(ddddddd)
"Purchaser Third Party Beneficiaries" has the meaning ascribed to that term in Clause 12.14(b).
(eeeeeee)
"Purchaser Threshold" has the meaning ascribed to that term in Clause 12.8(c)(ii).
(fffffff)
"Registration Rights Agreement" means the registration rights agreement to be entered into between Vendor and Purchaser on the Closing Date, substantially in the form of Schedule "N".
(ggggggg)
"Related Persons" means, in respect to a Party, that Party's Affiliates, together with that Party's and its Affiliates' directors, officers, employees and other personnel and agents.
(hhhhhhh)
"Release" has the meaning prescribed in any applicable Environmental Laws and includes any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, pouring, burial, abandonment, incineration, seepage, placement, migration or introduction, whether accidental or intentional.
(iiiiiii)
"Relevant Benefits Plans" has the meaning ascribed to that term in Clause 6.1(dd)(i).
(jjjjjjj)
"Review Period" means the period commencing on the date of this Agreement and ending two (2) years from the date hereof.
(kkkkkkk)
"ROFR" means a right of first refusal, pre-emptive right of purchase or similar right whereby a Third Party has the right to acquire or purchase a portion of the Assets or the Purchaser Assets, as applicable, as a consequence of the Applicable Vendor having agreed to sell the Assets or the Purchaser Assets, as applicable in accordance with the terms of this Agreement.

(lllllll)
"ROFR Action" has the meaning ascribed to that term in Clause 9.6(d)(ii).
(mmmmmmm)
"ROFR Notice Value" has the meaning ascribed to that term in Clause 9.6(a).
(nnnnnnn)
"Second License Transfer Request" has the meaning ascribed thereto in Clause 5.4(f)(ii).
(ooooooo)
"Security Interest" means a pledge, lien, charge, mortgage, assignment by way of security, conditional sale, title retention arrangement or other security interest.
(ppppppp)
"SEDAR+" means the System for Electronic Data Analysis and Retrieval of the Canadian Securities Administrators.
(qqqqqqq)
"Seismic Data" means Proprietary Seismic Data and Partner Seismic Data.
(rrrrrrr)
"Seismic License" means the seismic license agreement substantially in the form of Schedule "K".
(sssssss)
"Service Years" has the meaning ascribed to that term in Clause 8.2(b)(iv)(A).
(ttttttt)
"Share Consideration" has the meaning ascribed to that term in Clause 2.5(a)(i).
(uuuuuuu)
"Specific Conveyances" means all conveyances (other than the Vendor Assets General Conveyance and the Purchaser Assets General Conveyance), assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets or the Purchaser Assets, as applicable, to Purchaser or Vendor, as applicable, and to novate Purchaser or Vendor, as applicable, into the Title Documents in the place and stead of Vendor or Purchaser, as applicable, with respect to the Assets or the Purchaser Assets, as applicable, including the AER Transfers.
(vvvvvvv)
"Subsequently Identified Assets" has the meaning ascribed to that term in Clause 1.2(d).
(wwwwwww)
"Subsequently Identified Assets Area" has the meaning ascribed to that term in Clause 1.2(d).
(xxxxxxx)
"Surface Rights" means: (i) all rights to use the surface of land in connection with the Petroleum and Natural Gas Rights, the Tangibles and the Wells, or any of them, including the right to enter upon and occupy the surface of land on which the Tangibles and the Wells are located and rights to cross or otherwise use the surface of land for access to the Tangibles and the Wells, or either of them; and (ii) all other rights of the Applicable Vendor to use the surface of the Lands and lands pooled or unitized therewith, in each case, specifically excluding the Excluded Assets.
(yyyyyyy)
"Survival Period" has the meaning ascribed to that term in Clause 6.5.
(zzzzzzz)
"Take or Pay Obligations" means the Applicable Vendor's obligations to sell or deliver, as applicable, Petroleum Substances from the Lands: (i) without being entitled in due course to receive and retain full payment therefor; or (ii) to particular Tangibles or any Third Party owned facilities or pipelines that include a requirement for the Applicable Vendor to pay a fee for the use of such Tangibles or other facilities or pipelines that exceeds their actual use by the Applicable Vendor.
(aaaaaaaa)
"Tangibles" means:

(i)
the interests of the Applicable Vendor at the Adjustment Date in:
(A)
the Facilities;
(B)
all pipelines used to transport or in connection with Petroleum Substances produced from any of the Wells to any of the Facilities, including those set forth in Schedule "A" in respect of the Assets; and
(C)
all tangible depreciable property and assets, other than the Facilities, pipelines, located within, upon or in the immediate vicinity of the Lands and that are used, intended to be used, or which were previously used, by the Applicable Vendor or its joint venture partners in connection with the production, gathering, treatment, storage, compression, processing, transportation, injection, removal or operation of Petroleum Substances, including:
(I)
any facilities that pertain to water injection or removal operations in respect of such Petroleum Substances;
(II)
the tangible equipment, if any, relating to the Wells and downhole equipment; and
(III)
tools, and
(ii)
with respect to Vendor, includes the interest of the Vendor as of the date hereof in the owned Vehicles set out in Schedule "X", but in all cases excluding the Excluded Assets.
(bbbbbbbb)
"Tax" and "Taxes" means all and any federal, provincial, local or non-Canadian income, capital, gross receipts, licence, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, carbon, customs duties, capital stock, franchise, profits, withholding, social insurance, unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty or addition thereto, whether disputed or not and including any obligation to indemnity or otherwise assume or succeed to the Tax liability of any other Person.
(cccccccc)
"Third Party" means any Person other than Vendor, Purchaser, and their respective Affiliates.
(dddddddd)
"Thirteenth Month Adjustment" means the accounting procedure performed annually by an operator of particular Tangibles for the purpose of redistributing certain revenues and expenses, including operating expenses, processing fee revenues, excess capacity utilization fees and recoveries, royalties and gas cost allowances (or similar cost allowances).
(eeeeeeee)
"Title Documents" means, to the extent related to the Petroleum and Natural Gas Rights, Wells and Tangibles, or any of them, all agreements and documents (whether existing in physical or electronic form) that relate to the ownership, operation or exploitation of the Petroleum and Natural Gas Rights, Wells or Tangibles, including:
(i)
the Leases;

(ii)
agreements governing operations or affecting the interests of the Applicable Vendor and obligations therein, including operating agreements, royalty agreements, assignments, unit agreements, farmout or farmin agreements, option agreements, participation agreements, pooling agreements, sale and purchase agreements, trust declarations, asset exchange agreements and other similar agreements;
(iii)
agreements pertaining to the Surface Rights;
(iv)
agreements for the construction, ownership and operation of the Tangibles;
(v)
the Permits; and
(vi)
any other documents and agreements granting, reserving or otherwise conferring rights to: (A) explore for, drill for, produce, take, use or market Petroleum Substances; (B) share in the production of Petroleum Substances; (C) share in the proceeds from, or measured or calculated by reference to the value or quantity of, Petroleum Substances which are produced; and (D) acquire any of the rights described in items (A) to (C) of this subclause (vi); including those set out in Schedule "A" in respect of the Assets and Schedule "Q" in respect of the Purchaser Assets, as applicable.
(ffffffff)
"Transaction" means the entering into of this Agreement and all matters contemplated by the provisions of this Agreement.
(gggggggg)
"Transitional Services Agreement" means the Transitional Services Agreement substantially in the form of Schedule "P".
(hhhhhhhh)
"TSX" means the Toronto Stock Exchange.
(iiiiiiii)
"TSX Approval" means conditional approval of the TSX to issue the Share Consideration to Obsidian (and list the Share Consideration) and, if required by the TSX, the entry into of the Investor Rights Agreement, subject only to customary conditions of the TSX.
(jjjjjjjj)
"Underwriting Agreement" has the meaning ascribed to that term in Clause 6.3(aa).
(kkkkkkkk)
"Vehicles" means the owned and leased motor vehicles used directly in connection with the Assets as of the date hereof and as set out in Schedule "X".
(llllllll)
"Vendor Assets General Conveyance" means an agreement in the form set forth in Part I of Schedule "I".
(mmmmmmmm)
"Vendor Information" has the meaning ascribed to that term in Clause 9.8(e).
(nnnnnnnn)
"Vendor Party" means a corporation or partnership comprised in Vendor.
(oooooooo)
"Vendor Party Allocation" means the allocation of the Purchase Price among each Vendor Party to be delivered by Vendor pursuant to 2.5(j).
(pppppppp)
"Vendor Third Party Beneficiaries" has the meaning ascribed to that term in Clause 12.14(a).
(qqqqqqqq)
"Vendor Threshold" has the meaning ascribed to that term in Clause 12.8(c)(i).

(rrrrrrrr)
"Voting and Support Agreements" means the Voting and Support Agreements entered into on the date hereof between Vendor and each of CIP and the directors and officers of Purchaser, in each case in the form attached hereto as Schedule "R".
(ssssssss)
"Wells" means all wells located in or under the Lands, including producing, shut-in, disposal, injection, abandoned, suspended, capped, reclamation certified and exempt or other wells located in or on the Lands, including those set forth in Schedule "A" in respect of the Assets or Schedule "Q" in respect of the Purchaser Assets, as applicable.
(tttttttt)
"wilful breach" means a material breach that is a consequence of an act undertaken, or a failure to act, by the breaching Party with the actual knowledge that such act or failure to act would, or would be reasonably expected to, cause a breach of this Agreement.

1.2
Schedules
(a)
Appended to this Agreement are the following Schedules:

Schedule "A"	–	Lands, Leases, Petroleum and Natural Gas Rights and Wells Part I - Lands, Leases, Petroleum and Natural Gas Rights Part II - Wells
Schedule "B"	–	Facilities
Part I – Facilities
Part II – Pipelines
Schedule "C"	–	Material Contracts
Schedule "D"	–	AFEs
Schedule "E"	–	Vendor Disclosure Schedule
Schedule "F"	–	Excluded Assets
Schedule "G"	–	Seismic Data
Part I - Proprietary Seismic Data
Part II -Partner Seismic Data
Schedule "H"	–	ROFRs
Schedule "I"	–	Form of General Conveyance
Part I - Form of Vendor Assets General Conveyance
Part II - Form of Purchaser Assets General Conveyance
Schedule "J"	–	Form of Officers Certificate
Schedule "K"	–	Form of Seismic Licence
Schedule "L"	–	Form of Contract Operating Agreement
Schedule "M"	–	2025 Development Program
Schedule "N"	–	Form of Registration Rights Agreement
Schedule "O"	–	Form of Investor Rights Agreement
Schedule "P"	–	Form of Transitional Services Agreement
Schedule "Q"	–	Purchaser Assets
Schedule "R"	–	Form of Voting and Support Agreement
Schedule "S"	–	Form of Hold Period Agreement
Schedule "T"	–	Vendor Party Allocation
Schedule "U"	–	Subsequently Identified Assets Area
Schedule "V"	–	Data Room
Schedule "W"	–	Issuance Resolution
Schedule "X"	–	Vehicles

(b)
These Schedules are incorporated into and form part of this Agreement. If any term or condition of such Schedules conflicts or is inconsistent with any term or condition in the main body of this Agreement, the term or condition in the main body of this Agreement shall prevail to the extent of the conflict or inconsistency.

(c)
The Parties acknowledge that the Assets are intended to include, inter alia, all of Vendor's interests in the Pembina area of Alberta as of the date hereof. Although Vendor has prepared, and Purchaser has reviewed the Schedules diligently and with good faith, they recognize that there may be unintended omissions or misdescriptions.
(d)
If, during the Review Period, a Party identifies any Vendor interests within the area outlined in red on Schedule "U" (the "Subsequently Identified Assets Area") that were owned by Vendor as of the date hereof but were not included in, or are misdescribed in a Schedule ("Subsequently Identified Assets"), such Party shall provide email notice of the Subsequently Identified Assets to the other Party. Provided that the other Party has confirmed its agreement by email to the first Party that such Subsequently Identified Assets were owned by Vendor as of the date hereof, then, if practicable, Vendor shall update and replace the applicable Schedule to include the Subsequently Identified Assets and such updated Schedule shall be conclusively deemed to be the applicable Schedule to this Agreement, effective as of the date of this Agreement, and if not practicable, the Parties hereby agree that the applicable email notice and email confirmation will be retained and shall be sufficient to correct the Assets effective as of the date of this Agreement; provided that at the expiry of the Review Period, the Schedules will be subject to a final, one-time amendment to reflect any Subsequently Identified Assets that were identified in accordance with the foregoing provisions but deemed not practicable to form the basis for updates and a replacement of a Schedule, to the extent applicable.
(e)
Vendor agrees that, during the Review Period, it shall provide notice to Purchaser of any Subsequently Identified Assets of which it becomes aware.
(f)
At the expiry of the Review Period, the Schedules, as amended for any Subsequently Identified Assets (and as may amended pursuant to the final update referenced in Clause 1.2(d), if applicable), shall be, and shall conclusively be deemed to be, true and correct.
1.3
Headings

The use of "Article", "Clause", "sub-clause", "paragraph" "subparagraph" and "Schedule", whether or not capitalized or followed by a number or letter or combination thereof, refers to the applicable Article, Clause, sub-clause, paragraph or Schedule of or to this Agreement.

1.4
Interpretation Not Affected by Headings

The division of this Agreement into Articles, Clauses, sub-clauses, paragraphs and other sub-divisions and the insertion of headings for any of the foregoing are for convenience and reference only and shall not affect the construction or interpretation of this Agreement.

1.5
Words Importing Number or Gender

When the context reasonably permits, words in this Agreement that suggest the singular shall be construed to suggest the plural and vice versa, and words in this Agreement that suggest gender or gender neutrality shall be construed to suggest the masculine, feminine and neutral genders.

1.6
Use of Derivative Terms

If a derivative form of a term or expression that is specifically defined in this Agreement is also used in this Agreement, then such derivative form shall have a meaning that corresponds to the applicable defined term or expression.

1.7
Use of Industry Terms

Terms and expressions that are not specifically defined in this Agreement, but which have generally accepted meanings in the custom and usage of the petroleum and natural gas industry in Western Canada as of the date of this Agreement, shall have such generally accepted meanings when used in this Agreement unless the contrary is specified or provided for elsewhere in this Agreement.

1.8
Use of "Including"

The use of "including" or "includes" or similar words in this Agreement following any general statement, term or matter will not limit such general statement, term or matter to the specific items immediately following such word or to similar items, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words or phrases of similar import) is used, but rather such references shall be construed to refer to all items that could reasonably fall within the broadest possible scope of such general statement, term or matter.

1.9
Meaning of "Gross Negligence" and "Wilful Misconduct"

For the purposes of this Agreement, no act or omission by a Party or its Related Persons shall be construed as gross negligence or wilful misconduct if the act or omission is taken or omitted to be taken at the request or direction of, or with the prior written consent or approval of, the other Party.

1.10
Statutory References

Any reference in this Agreement to a law, statute, regulation, rule, by-law or other requirement of law or any governmental consent, approval, permit or other authorization shall be deemed to refer to such law, statute, regulation, rule, by-law or other requirement of law or such governmental consent, approval, permit or other authorization as it has been amended, supplemented, re-enacted, varied, amended or otherwise modified or replaced from time to time up to the applicable time.

1.11
Contractual References

Any reference in this Agreement to another contract, agreement, instrument or other document shall be deemed to refer to such contract, agreement instrument or other document as it has been amended, modified, replaced or supplemented from time to time up to the applicable time.

1.12
Monetary References

Any reference in this Agreement to a monetary amount, including the use of the term "Dollar" or the symbol "$", shall mean the lawful currency of Canada unless the contrary is specified or provided for elsewhere in this Agreement.

1.13
References to Time

Any reference in this Agreement to any particular time shall mean the local time in Calgary, Alberta on the relevant day.

1.14
Date for Payments or Other Actions

Where any payment or calculation is to be made, or any other action is to be taken, on or as of a day that is not a Business Day, that payment or calculation is to be made, or that other action is to be taken, as applicable, on or as of the next following Business Day.

1.15
Calculation of Time Periods

Unless otherwise specified, time periods within or following which any payment is to be made or any act is to be done under this Agreement shall be calculated by excluding the day on which the period commences and including the day on which such period ends.

1.16
Interpretation If Closing Does Not Occur

In the event that Closing does not occur, each provision of this Agreement which presumes that Purchaser has acquired the Assets shall be construed as having been contingent upon Closing having occurred.

1.17
Conflicts

If there is any conflict, whether express or implied, or inconsistency between a provision of the body of this Agreement and that of a Schedule, General Conveyance, Specific Conveyance or otherwise, the provision of the body of this Agreement shall prevail.

1.18
Vendor Parties

For greater certainty, the Parties acknowledge and agree that all of the respective rights, obligations, covenants, representations, warranties, liabilities or indemnities of Vendor set forth in this Agreement are and shall be construed to be held or made as joint and several rights, obligations, covenants, liabilities or indemnities of each of Obsidian, Obsidian Partnership and 1647 Co.

1.19
Exclusion of Assets

If a portion of the Assets is excluded from Closing because of the exercise of any ROFR by a Third Party or by the written agreement of the Parties:

(a)
the terms "Assets", "Facilities", "Petroleum and Natural Gas Rights", "Lands", "Leases", "Miscellaneous Interests", "Tangibles", "Title Documents", and "Wells" will be deemed to be amended to reflect the exclusion of that portion of the Assets and this Agreement and the Schedules hereto will be deemed to be amended accordingly;
(b)
if Assets are being excluded because of the exercise of a ROFR by a Third Party, the Purchase Price will be reduced by the value attributed to the Assets for which Closing does not occur under Clause 9.6, the "Purchase Price" will be construed to be that reduced amount, the allocations of value among the classes of Assets under Clause 2.6 will be modified accordingly and adjustments under Article 3 will be calculated accordingly; and
(c)
the Parties will, as soon as practicable, execute such further documents, acknowledgements and amendments to properly evidence the removal of such Assets from this Agreement.
1.20
Knowledge

The knowledge or awareness of a Party herein consists of the actual knowledge or awareness of its current officers and managers who are primarily responsible for the matter in question in the course of their normal duties, without any obligation of inquiry. In no event shall knowledge and awareness include the knowledge of any other Third Party or constructive knowledge. A Party does not have any obligation to make inquiry of any other Third Parties or the files and records of any Third Party or public authority in connection with representations and warranties that are made to its knowledge or awareness.

ARTICLE 2

PURCHASE AND SALE AND CLOSING

2.1
Purchase and Sale

Vendor hereby agrees to sell, assign, transfer and convey the Assets to Purchaser, and Purchaser hereby agrees to purchase and receive the Assets on the Closing Date, subject to and in accordance with the terms of this Agreement.

2.2
Closing
(a)
Subject to all other provisions of this Agreement, Closing shall take place by electronic exchange of documents at the Closing Time.
(b)
Subject to all other provisions of this Agreement, title to, and beneficial ownership, risk and possession of, the Assets shall pass from Vendor to Purchaser upon Closing.
2.3
Deposit and Break Fees
(a)
Concurrently with the execution of this Agreement, Purchaser has delivered to the Escrow Agent in accordance with the terms of the Deposit Escrow Agreement, five million dollars ($5,000,000) by wire transfer, as an earnest money deposit (the "Deposit"), to be held by the Escrow Agent in accordance with the terms of this Agreement and the Deposit Escrow Agreement. The Deposit is to be dealt with as follows:
(i)
if Closing occurs, the Deposit (and any interest actually earned thereon) shall be paid by the Escrow Agent to Vendor in accordance with the terms of the Deposit Escrow Agreement, with the Deposit (including any interest actually earned thereon) credited against the Purchase Price;
(ii)
if this Agreement is terminated as a result of:
(A)
the failure of the condition in Clause 4.2(a)(vi) or any of the conditions in Clause

4.3 to be satisfied, then the Escrow Agent shall pay the Deposit (and any interest actually earned thereon) to Vendor in accordance with the terms of the Deposit Escrow Agreement; and

(B)
the failure of the condition in Clause 4.1(a)(iii), (or in Clause 4.1(a)(ii) as a result of the failure to satisfy the condition in Clause 4.1(a)(iii)), the condition in Clause 4.3(a)(iv) (except to the extent the failure of the condition in Clause 4.3(a)(iv) arises due to a failure of the condition in Clause 4.2(a)(vi) in which case only Clause 2.3(a)(ii)(A) applies) or the condition in Clause 4.3(a)(vi) to be satisfied, then (x) the Escrow Agent shall pay the Deposit (and any interest actually earned thereon) to Vendor in accordance with the terms of the Deposit Escrow Agreement, and (y) Purchaser shall pay the Break Fee to Vendor within two (2) Business Days of the termination of the Agreement, it being understood that in no event shall Purchaser be required to pay the Break Fee on more than one occasion; and
(iii)
if this Agreement is terminated for any reason other than as set out in Clause 2.3(a)(ii), then the Escrow Agent shall return the Deposit (and any interest actually earned thereon) to Purchaser in accordance with the terms of the Deposit Escrow Agreement.

(b)
If this Agreement is terminated as a result of the failure of the condition in Clause 4.2(a)(iv) to be satisfied, as a result of Vendor's wilful breach of Clause 4.5, and at the time of such termination all conditions in Article 4 have been satisfied or waived by the applicable Party or Parties (other than the condition in Clause 4.2(a)(iv) and other than those conditions that, by their nature, are capable of satisfaction only at the Closing Time), and Purchaser has irrevocably given written notice to Vendor that it is ready, willing and able to complete the Transaction, then Vendor shall pay the Purchaser Break Fee to Purchaser within two (2) Business Days of the termination of the Agreement, it being understood that in no event shall Vendor be required to pay the Purchaser Break Fee on more than one occasion.
(c)
The Parties agree that any payments made by Purchaser to Vendor pursuant to Clause 2.3(a)(ii) (collectively, a "Termination Payment") or any payment of the Purchaser Break Fee made by Vendor to Purchaser shall constitute liquidated damages for the Losses and Liabilities suffered by Vendor or Purchaser, as applicable, as a result of Closing not occurring. The payment of: (i) the Termination Payment under such circumstances constitute Vendor's sole remedy against Purchaser for Purchaser's failure to complete the Transaction; and (ii) the Purchaser Break Fee under such circumstances constitute Purchaser's sole remedy against Vendor for Vendor's failure to complete the Transaction. The Parties agree that the amount of the Termination Payment and the amount of the Purchaser Break Fee, as applicable, constitute the Parties' genuine pre-estimate of liquidated damages suffered by Vendor or Purchaser, as applicable, and is not a penalty. Each Party hereby waives any Claim or defence that the amount or payment of the Termination Payment or the Purchaser Break Fee is a penalty or is otherwise not a genuine pre-estimate of the Losses and Liabilities of Vendor or Purchaser, as applicable, resulting from Closing not occurring in such circumstances. Notwithstanding anything in this Agreement to the contrary, the limitations in this Clause 2.3(c) shall not apply in the event of (i) fraud by Purchaser or Vendor, as applicable, or (ii) wilful breach of this Agreement by the Purchaser, and in such circumstances Vendor or Purchaser, as applicable, may also pursue an action against Purchaser or Vendor, as applicable, for damages in respect of such Losses and Liabilities incurred. Nothing herein shall preclude Vendor or Purchaser from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements of Vendor or Purchaser, as applicable set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith; provided that in no case shall Vendor or Purchaser be permitted or entitled to receive both a grant of specific performance to effect the Closing, on the one hand, and payment of the Termination Payment or the Purchaser Break Fee, as applicable, on the other hand.
2.4
Form of Payment

All monetary payments to be made pursuant to this Agreement shall be made in immediately available funds by wire transfer. Vendor shall designate such account to Purchaser in writing at least two (2) Business Days prior to the Closing Date.

2.5
Purchase Price
(a)
Subject to adjustment pursuant to Clause 2.5(c), the amount payable by Purchaser to Vendor for the Assets shall be the Purchase Price, payable as follows:
(i)
by issuance to the Vendor Parties (as more particularly set forth in the Vendor Party Allocation) of such aggregate number of Purchaser Shares as is determined by dividing (x) $85,000,000 (or such lesser amount as is determined pursuant to Clauses 2.5(b) and 2.5(c)) (the "Purchaser Share Value"), by (y) the Purchaser Share Issuance Price (the "Share Consideration");

(ii)
by payment to the Vendor Parties (as more particularly set forth in the Vendor Party Allocation) of $220,500,000 cash (or such greater amount as is determined pursuant to Clauses 2.5(b) and 2.5(c)) (the "Cash Consideration"); and
(iii)
by the conveyance of the Purchaser Assets to Obsidian Partnership.
(b)
If the net proceeds to Purchaser under the Bought Deal (excluding any net proceeds resulting from the exercise of the underwriters' over-allotment option) are in excess of $30,000,000 but equal to or less than $40,000,000 (such excess amount, the "Initial Excess Proceeds") and/or in excess of $50,000,000 but equal to or less than $75,000,000 (such excess amount, the "Additional Excess Proceeds" and together with the Initial Excess Proceeds, the "Excess Proceeds"), the Purchaser Share Value shall be reduced by the amount of the Excess Proceeds (a "Mandatory PSV Reduction"), in which case the Purchase Price, Cash Consideration and Purchaser Share Value shall be adjusted in accordance with Clause 2.5(c). In addition to any Mandatory PSV Reduction, Purchaser shall have the option, in its sole discretion, to elect to reduce the Purchaser Share Value by an amount up to $35,000,000 minus the Mandatory PSV Reduction, if any, (an "Optional PSV Reduction", and together with a Mandatory PSV Reduction, a "PSV Reduction"), in which case the Purchase Price, Cash Consideration and Purchaser Share Value shall be adjusted in accordance with Clause 2.5(c).
(c)
If Purchaser is required and/or elects to reduce the Purchaser Share Value, then (i) the Purchase Price shall be reduced by the amount (if any) determined by the formula set forth below (the "Purchase Price Reduction Amount"); (ii) the Cash Consideration shall be $220,500,000 plus the PSV Reduction, minus the product of the Initial Excess Proceeds multiplied by [amount], minus the Purchase Price Reduction Amount (if any); and (iii) the Purchaser Share Value shall be

$85,000,000 minus the PSV Reduction,

Formula

y = (x/$25,000,000)*$5,000,000

where

y = Purchase Price Reduction Amount (expressed in dollars)

x = the amount (if any) by which the PSV Reduction exceeds $10,000,000 (expressed in dollars)

(d)
Purchaser shall notify Vendor in writing five (5) Business Days prior the Closing Date of any PSV Reduction that is required and/or elected pursuant to Clause 2.5(b), in which case, subject to the adjustments contemplated by Clause 3.2, the Parties shall agree in writing not less than three (3) Business Days prior to the Closing Date on the final amount of the Purchase Price, Cash Consideration, Purchaser Share Value and Share Consideration.
(e)
At the Closing Time, Purchaser shall with respect to each Vendor Party:
(i)
in accordance with Clause 2.5(h), pay to such Vendor Party an amount equal to the Cash Consideration, plus the Interest Amount, plus or minus, as the case may be, the net amount set forth in the Closing Statement allocable to such Vendor Party as set out in the Vendor Party Allocation;
(ii)
issue and deliver to each Vendor Party the Share Consideration allocable to such Vendor Party as set out in the Vendor Party Allocation; and
(iii)
assign and convey the Purchaser Assets to Obsidian Partnership.

(f)
Interest on the Non-Unit Purchase Price at the Interest Rate from and including the Adjustment Date to and including the Closing Date (the "Interest Amount") shall be paid in cash at Closing by Purchaser to the applicable Vendor Party.
(g)
The Interest Amount shall constitute an increase to the Purchase Price and shall be allocated to the Assets in accordance with Clause 2.6.
(h)
Vendor and Purchaser expressly agree and acknowledge that all payments on account of:
(i)
the Cash Consideration to be made by Purchaser to a Vendor Party pursuant to this Agreement shall be made to Obsidian Partnership, on behalf of such Vendor Party; and
(ii)
the Share Consideration to be made by Purchaser to a Vendor Party pursuant to this Agreement shall be made to Obsidian, on behalf of such Vendor Party; shall constitute full satisfaction of payment thereof to such Vendor Party.
(i)
Vendor expressly agrees and acknowledges that the Share Consideration shall be subject to a four

(4) month plus one (1) day restricted period pursuant to NI 45-102 and it agrees that the certificate or direct registration advice representing the Share Consideration will bear a legend to such effect. At the request of Vendor, Purchaser shall take all necessary action to cause the restrictive legend to be removed from the certificate or direct registration advice representing the Share Consideration when and as permitted by Canadian Securities Laws and the policies of the TSX.

(j)
A draft of the Vendor Party Allocation (before the adjustments contemplated herein) is attached hereto as Schedule "T". Vendor shall deliver the final Vendor Party Allocation of the Purchase Price (after the adjustments contemplated herein) to Purchaser with the Closing Statement.
2.6
Allocation of the Purchase Price
(a)
The Parties shall allocate the Purchase Price payable to each Vendor Party pursuant to the Vendor Party Allocation (as adjusted pursuant to this Agreement) among the Assets transferred from such Vendor Party for all purposes (including for purposes of the GST Legislation and the ITA, as applicable), as follows:

(i)	to the Petroleum and Natural Gas Rights:	80% of the Purchase Price

(ii)	to the Tangibles:	20% of the Purchase Price, less $10

(iii)	to the Miscellaneous Interests:	$10.00

(b)
The Parties shall allocate the Purchaser Assets Value among the Purchaser Assets for all purposes (including for purposes of the GST Legislation and the ITA, as applicable), as follows:

(i)	to the petroleum and natural gas rights:	80% of the Purchase Price

(ii)	to the tangibles:	20% of the Purchase Price, less $10

(iii)	to the miscellaneous interests:	$10.00

(c)
The Parties shall report each sale and purchase of the applicable Assets and Purchaser Assets for all federal, provincial and local tax purposes in a manner consistent with the allocations in this Clause 2.6. If any Governmental Authority does not agree with any allocation of the Purchase Price or the Purchaser Assets Value, as the case may be, agreed to between the Parties in accordance with the foregoing, the Parties shall use commercially reasonable efforts to agree upon a different allocation acceptable to the relevant Governmental Authority and, if the Parties are able to agree, they shall thereafter amend the allocation and their income tax returns accordingly; provided, however that nothing contained herein shall be construed so as to require either Party to commence or participate in any litigation or administrative process challenging the determination so made by any relevant Governmental Authority.
2.7
GST and Other Taxes
(a)
Neither the Purchase Price nor the Purchaser Assets Value includes GST or any Other Taxes that may be applicable to the sale of the Assets or the Purchaser Assets hereunder.
(b)
Purchaser shall be liable for and shall pay to each Vendor Party all GST and Other Taxes payable with respect to the Assets being transferred by such Vendor Party at Closing. Each Vendor Party shall remit such amount to the appropriate taxation authorities in accordance with the GST Legislation. Purchaser shall be responsible for the payment of any additional GST or Other Taxes payable in respect of its purchase of the Assets pursuant to this Agreement.
(c)
Vendor shall be liable for and shall pay to Purchaser all GST and Other Taxes payable with respect to the Purchaser Assets at Closing. Purchaser shall remit such amount to the appropriate taxation authorities in accordance with the GST Legislation. Vendor shall be responsible for the payment of any additional GST or Other Taxes payable in respect of its purchase of the Purchaser Assets pursuant to this Agreement.
(d)
Each Party represents that it holds a valid GST registration account number at the date of Closing and that its registration number for GST purposes is:

Vendor:	[GST number] (Obsidian) [GST
number] (Obsidian Partnership)
[GST number] (1647 Co)

Purchaser:	[GST number]

(e)
Purchaser shall also be solely liable for any and all sales and similar taxes (other than the GST amount specified in this Clause 2.7) imposed by provincial or federal legislation in respect of the purchase of the Assets pursuant hereto. If a Vendor Party, as agent for the Crown, is required to collect such taxes, Purchaser shall pay the aggregate amount of such taxes to such Vendor Party at Closing. Such Vendor Party shall remit such amount to the appropriate authorities in accordance with applicable legislation.
(f)
Vendor shall also be solely liable for any and all sales and similar taxes (other than the GST amount specified in this Clause 2.7) imposed by provincial or federal legislation in respect of the purchase of the Purchaser Assets pursuant hereto. If Purchaser, as agent for the Crown, is required to collect such taxes, Vendor shall pay the aggregate amount of such taxes to Purchaser at Closing. Purchaser shall remit such amount to the appropriate authorities in accordance with applicable legislation.

(g)
Purchaser shall: (i) be liable to each Vendor Party and its Related Persons for; and (ii) in addition, indemnify each Vendor Party and its Related Persons from and against, any and all GST and Other Taxes imposed by a Governmental Authority (including interest and penalties) in respect of the sale and purchase of the Assets from a Vendor Party which are in excess of the amount Purchaser pays to such Vendor Party in respect of GST and Other Taxes at Closing.
(h)
Vendor shall: (i) be liable to Purchaser and its Related Persons for; and (ii) in addition, indemnify Purchaser and its Related Persons from and against, any and all GST and Other Taxes imposed by a Governmental Authority (including interest and penalties) in respect of the sale and purchase of the Purchaser Assets which are in excess of the amounts Vendor pays Purchaser in respect of GST and Other Taxes at Closing.
(i)
Each Party agrees to set-off the amount of GST and Other Taxes due and payable to the other Party against the amount of GST and Other Taxes receivable and collectable from such other Party arising from the purchase and sale of the Assets and the purchase and sale of Purchaser Assets hereunder. Each Party acknowledges and agrees that such GST or Other Taxes payable hereunder shall, to the extent set-off, be reported as paid to and collected by each Party for purposes of the GST Legislation and any applicable provincial legislation. Any GST and Other Taxes payable in respect of the transaction after the set-off contemplated herein, shall be paid at Closing by the Party owing such amount.

ARTICLE 3

ADJUSTMENTS

3.1
Adjustments
(a)
Except as otherwise provided in this 3.1 and subject to all other provisions of this Agreement and without duplication, the Parties will adjust and apportion expenditures, revenues and benefits of every kind and nature accruing, payable or paid, receivable or received, in respect of the ownershipand operation of the Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances net of applicable transportation costs, royalties (including lessor royalties), property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments, as at the Adjustment Date in accordance with the following:
(i)
Vendor is entitled to the revenues and benefits from the ownership and operation of the Assets incurred and or accrued prior to the Adjustment Date, including the benefit of audit queries for such time when resolved, and is responsible for and will pay for the expenditures pertaining to the ownership, operation or development of the Assets incurred and or accrued prior to the Adjustment Date including the cost of audit queries for such time when resolved;
(ii)
Purchaser is entitled to the revenues and benefits from the ownership and operation of the Assets incurred and or accrued from and after the Adjustment Date and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred and or accrued from and after the Adjustment Date;
(iii)
all adjustments in respect of production, if any, shall be made in favour of Vendor in respect of production beyond the wellhead at the Adjustment Date and in favour of Purchaser in respect of all other production;

(iv)
all deposits, prepaid amounts and other security and financial assurances provided by Vendor to Governmental Authorities or other Third Parties in respect to the Assets, the operation thereof, Petroleum Substances produced therefrom or allocated thereto or services provided in connection therewith do not comprise part of the Assets and shall be for the sole benefit and the account of Vendor;
(v)
all freehold mineral taxes, surface and mineral lease rentals and renewal costs and any similar payments made by Vendor to preserve any of the Leases or any Surface Rights shall be apportioned between Vendor and Purchaser on a per diem basis at the Adjustment Date;
(vi)
there will be no adjustments for royalty tax credits or similar incentives that accrue to a Party because of financial or organizational attributes specific to it, other than gas cost allowances (or similar cost allowances);
(vii)
all overhead recoveries, operator's fees and similar amounts provided for in the Title Documents and received or receivable by Vendor as operator of any Assets and relating to the period up to Closing shall be for Vendor's benefit and account, with such amounts received or receivable in respect of the month in which Closing occurs allocated to Vendor; and
(viii)
Vendor shall be entitled to a credit calculated at the rate of [percentage] on net production income (working interest revenue less operating costs, royalties and other direct costs) from the Assets during the Interim Period. There shall be no other adjustments in respect of income taxes.
(b)
Except as otherwise provided in this Article 3 and subject to all other provisions of this Agreement and without duplication, the Parties will adjust and apportion expenditures, revenues and benefits of every kind and nature accruing, payable or paid, receivable or received, in respect of the ownership and operation of the Purchaser Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances net of applicable transportation costs, royalties (including lessor royalties), property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments, as at the Adjustment Date in accordance with the following:
(i)
Purchaser is entitled to the revenues and benefits from the ownership and operation of the Purchaser Assets incurred and or accrued prior to the Adjustment Date, including the benefit of audit queries for such time when resolved, and is responsible for and will pay for the expenditures pertaining to the ownership, operation or development of the Purchaser Assets incurred and or accrued prior to the Adjustment Date, including the cost of audit queries for such time when resolved;
(ii)
Vendor is entitled to the revenues and benefits from the ownership and operation of the Purchaser Assets incurred and or accrued from and after the Adjustment Date and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Purchaser Assets incurred and or accrued from and after the Adjustment Date;
(iii)
all adjustments in respect of production, if any, shall be made in favour of Purchaser in respect of production beyond the wellhead at the Adjustment Date and in favour of Vendor in respect of all other production;
(iv)
all deposits, prepaid amounts and other security and financial assurances provided by

Purchaser to Governmental Authorities or other Third Parties in respect to the Purchaser Assets, the operation thereof, Petroleum Substances produced therefrom or allocated thereto or services provided in connection therewith do not comprise part of the Purchaser Assets and shall be for the sole benefit and the account of Purchaser;
(v)
all freehold mineral taxes, surface and mineral lease rentals and renewal costs and any similar payments made by Purchaser to preserve any of the Leases or any Surface Rights shall be apportioned between Purchaser and Vendor on a per diem basis at the Adjustment Date;
(vi)
there will be no adjustments for royalty tax credits or similar incentives that accrue to a Party because of financial or organizational attributes specific to it, other than gas cost allowances (or similar cost allowances);
(vii)
all overhead recoveries, operator's fees and similar amounts provided for in the Title Documents and received or receivable by Purchaser as operator of any Purchaser Assets and relating to the period up to Closing shall be for Purchaser's benefit and account, with such amounts received or receivable in respect of the month in which Closing occurs allocated to Purchaser; and
(viii)
Purchaser shall be entitled to a credit calculated at the rate of [percentage] on net production income (working interest revenue less operating costs, royalties and other direct costs) from the Purchaser Assets during the Interim Period. There shall be no other adjustments in respect of income taxes.
(c)
All statements prepared under this Article 3 will be prepared as contemplated herein and in accordance with IFRS and applying the accrual method. The Parties agree that the net production income or loss (working interest revenue less operating costs, royalties and other direct costs) thataccrues in respect of (i) the Assets from the Adjustment Date to the Closing Time will be reported as income or loss for income tax purposes by Vendor; and (ii) the Purchaser Assets from the Adjustment Date to the Closing Time will be reported as income or loss for income tax purposes by Purchaser.
(d)
The net amount of the adjustments under this Article 3 will constitute a decrease (if the net amount of the adjustments is in favour of Purchaser) or increase (if the net amount of the adjustments is in favour of Vendor) to the Purchase Price and such decrease or increase in the Purchase Price shall correspondingly decrease or increase the amount of the Purchase Price allocated to Vendor's interest in the Petroleum and Natural Gas Rights, and shall be set off between the Parties to increase or decrease the Cash Consideration payable by Purchaser to Vendor.
3.2
Closing Statement
(a)
The Applicable Vendor, acting reasonably and in good faith, shall prepare and deliver to the Applicable Purchaser a statement no later than five (5) Business Days prior to the Closing Time that shall set forth a written statement of adjustments to be made in accordance with this Agreement (a "Closing Statement" and, together with the Closing Statement prepared by the other Applicable Vendor, the "Closing Statements") together with reasonable supporting documentation. The Applicable Vendor shall assist the Applicable Purchaser in verifying the amounts and adjustments set forth in the Closing Statement and consider, in good faith, the Applicable Purchaser's comments to the Closing Statement that are received by the Applicable Vendor no later than one (1) Business Day prior to Closing; provided that it is expressly understood and agreed by the Parties that the Applicable Purchaser may not refuse to proceed with Closing because it does not agree with the amounts set out in the Closing Statement in accordance with this Clause 3.2(a). The Closing Statements shall use reasonable estimates where actual amounts are not known at the time of preparation, and once actual costs and revenues are known, those amounts will be taken into account in the Final Statements of Adjustments as per the process described under Clause 3.3.
(b)
The Parties shall close the Transaction based on the Closing Statements. Any disputes with respect to the Closing Statements shall be addressed in the Final Statements of Adjustments.
3.3
Final Statement of Adjustments
(a)
Within one hundred and eighty (180) days following the Closing Date, the Applicable Vendor shall prepare and deliver to the Applicable Purchaser a final statement of all adjustments and payments to be made pursuant to this Agreement (a "Final Statement of Adjustments" and, together with the Final Statement of Adjustments prepared by the other Applicable Vendor, the "Final Statements of Adjustments"), together with reasonable supporting documentation. The Applicable Vendor will assist the Applicable Purchaser in verifying the amounts and adjustments set forth in the Final Statement of Adjustments and confirming the calculations in the Final Statement of Adjustments. If the Applicable Vendor does not prepare and deliver the Final Statement of Adjustments within one hundred and eighty (180) days following the Closing Date, then, at the election of the Applicable Purchaser, either: (i) the Applicable Purchaser may prepare and deliver the Final Statement of Adjustments within an additional forty-five (45) days after such one hundred and eighty (180) day period (in which cases all references to "Applicable Vendor" in the remainder of this Clause 3.3 shall be deemed to be references to "Applicable Purchaser" and all references to "Applicable Purchaser" in the remainder of this Clause 3.3 shall be deemed to be references to "Applicable Vendor"); or (ii) the applicable Closing Statement shall be deemed to be the Final Statement of Adjustments (with no further right to dispute the same pursuant to this Clause 3.3). Subject to Clauses 3.3(b), 3.3(c), 3.3(d) and 3.3(e), the net amount will be remitted by the Party who in the net result is obliged to make payment within ten (10) Business Days of receipt by the Applicable Purchaser of the Final Statement of Adjustments together with the associated working papers of the Applicable Vendor, and if not paid within the ten (10) Business Days, will thereafter bear interest until paid at a rate of interest equal to the Interest Rate.
(b)
If the Applicable Purchaser is of the opinion, acting reasonably, that any change is required to be made to the Final Statement of Adjustments as prepared by the Applicable Vendor, it shall, on or before that date which is ten (10) Business Days after the delivery of the Final Statement of Adjustments by the Applicable Vendor to the Applicable Purchaser (the "Objection Date"), give written notice to the Applicable Vendor of any such proposed change. If the Applicable Purchaser does not notify the Applicable Vendor of any proposed change on or before the Objection Date, then the Applicable Purchaser shall be deemed to have accepted the Final Statement of Adjustments.
(c)
If the Applicable Purchaser gives written notice to the Applicable Vendor of any proposed change to the Final Statement of Adjustments on or before the Objection Date, and if the proposed change is disputed by the Applicable Vendor and the Parties fail to resolve the dispute within ten (10) Business Days after the Objection Date, then the Accounting Firm shall immediately be engaged by the Parties to resolve the dispute and the Accounting Firm shall be requested to render its decision without qualifications, other than the usual qualifications relating to engagements of this nature, within fourteen (14) days after the dispute is referred to it. The decision of the Accounting Firm shall be final and binding upon the Applicable Vendor and the Applicable Purchaser and shall not be subject to appeal by any Party. The fees and expenses of the Accounting Firm shall be shared, one half to the Applicable Vendor and one half to the Applicable Purchaser.

(d)
If the Accounting Firm cannot or will not make a decision in the manner provided above, the Applicable Purchaser and the Applicable Vendor shall refer such matter to a mutually acceptable Third Party (the "Arbitrator") to arbitrate the dispute as a single arbitrator in accordance with the Arbitration Act (Alberta) within sixty (60) days after the Objection Date. If agreement cannot be reached between the Applicable Vendor and the Applicable Purchaser as to the Arbitrator, a judge of the Court of King's Bench (Calgary) shall select either the Applicable Purchaser's or the Applicable Vendor's designate. The fees and expenses of the Arbitrator shall be shared, one half to the Applicable Vendor and one half to the Applicable Purchaser.
(e)
Upon agreement with respect to all matters in dispute, or upon a decision of the Accounting Firm or the Arbitrator with respect thereto, such amendments shall be made to the Final Statements of Adjustments as may be necessary to reflect such agreement or such decision, as the case may be. The net amount will then be remitted promptly by the Party who in the net result is obliged to make payment. In such event, references in the Agreement to the Final Statements of Adjustments shall refer to the Final Statements of Adjustments, as so amended.
(f)
Notwithstanding the preceding Clause 3.3(e), each Party will have the right, within the later of six (6) months following the distribution of the Final Statements of Adjustments by the Applicable Vendor or twelve (12) months following the Closing Date, to examine, copy and audit the records of the other relative to the Assets or the Purchaser Assets, as applicable, for the purpose of effecting or verifying adjustments required under this Article. The auditing Party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited Party or at such other premises where those records are maintained. Any Claims of discrepancies disclosed by that audit will be made in writing to the audited Party within two (2) months following the completion of that audit. That Party will respond in writing to any such Claims within six (6) months of the receipt of notice of those Claims.
3.4
Ongoing Adjustments
(a)
Notwithstanding the foregoing, further adjustments on the basis indicated in this Article will be made as and when those items arise if notice requesting that adjustment, including reasonable particulars thereof, has been given by a Party to the other Party within sixty (60) days following receipt of a Thirteenth Month Adjustment or a completed and agreed to audit or other report and the need for that adjustment arises from:
(i)
a Thirteenth Month Adjustment, operator error adjustments or errors established by joint venture audits within thirty-six (36) months from the end of the calendar year in which Closing occurs; or
(ii)
errors established by an audit or other review of lessor royalty payments, including Crown royalty audits, that is conducted under Applicable Law or Leases within sixty (60) months after the Closing Date or such later time as may be prescribed by Applicable Law; or
(iii)
adjustments required to power bills for a minimum period of nine (9) months following the month of consumption of such power.
(b)
Payment of the amount set forth in Clause 3.4(a) shall be paid within thirty (30) days after the amount is determined and, if not paid within the thirty (30) days, will thereafter bear interest until paid at a rate of interest equal to the Interest Rate.

3.5
Evidence of Financial Capacity

Purchaser covenants that no later than five (5) Business Days prior to the anticipated Closing Date, it shall provide Vendor with sufficient evidence, such sufficiency to be in Vendor's reasonable determination, of Purchaser having secured financing or having the financial capability to pay up to $[dollar value] on account of an AER Deposit Request if and when requested by the AER.

3.6
Restrictions on Offerings

During the period beginning on the date hereof and ending on the first to occur of (x) the date that is six (6) months after the Closing Date, and (y) the date that Vendor ceases to hold any Purchaser Shares, Purchaser shall not, directly or indirectly, without the prior written consent of Vendor (which consent shall not be unreasonably withheld or delayed), sell, issue, contract or agree to issue, sell or contract, or grant any option, warrant or other rights to purchase, or otherwise lend, transfer, assign, pledge or dispose of (including without limitation by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of equity securities of the Purchaser (including Purchaser Shares) or any other securities that are substantially similar to Purchaser Shares or such other equity securities (or convertible into, exchangeable for, or otherwise exercisable into such securities), whether settled in cash or otherwise), in a public offering or by way of private placement or otherwise, any equity securities of Purchaser (including Purchaser Shares) or other securities convertible into, exchangeable for, or otherwise exercisable into equity securities of Purchaser (including Purchaser Shares), or publicly announce any intention to do any of the foregoing, other than: (a) the Share Consideration issuable pursuant to this Agreement; (b) securities issued pursuant to the Bought Deal or any alternative financing arrangement entered into pursuant to and in accordance with Clause 9.4(f)(iv), provided that any such securities shall not be issued for a purchase price per security less than the Purchaser Share Issuance Price without the prior written consent of the Purchaser; (c) securities issued as consideration in connection with the acquisition of oil and gas assets from arm's length third parties; or (d) incentive securities issued to eligible participants pursuant to the equity compensation plans of Purchaser in compliance with the requirements of the TSX and Canadian Securities Laws, and Purchaser Shares issued upon the settlement or exercise of such incentive securities.

ARTICLE 4 CONDITIONS OF CLOSING

4.1
Mutual Closing Conditions
(a)
The obligations of the Parties to complete the Transaction are subject to the satisfaction of the following conditions, which are inserted into and made part of this Agreement for the benefit of both Parties and may be waived only by both Parties:
(i)
the Competition Act Approval shall have been obtained;
(ii)
the TSX Approval shall have been obtained;
(iii)
the Issuance Resolution shall have been approved by the Purchaser Shareholders at the Meeting;
(iv)
the Outside Date shall not have occurred; and
(v)
no Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the completion of the Transaction which has not been vacated or dismissed prior to the Closing Time.

(b)
If any condition set forth in Clause 4.1(a) has not been satisfied or waived by both Parties at or before the Closing Time, subject to Clause 2.3(a)(ii)(B) where applicable, either Party may terminate this Agreement by written notice to the other Party prior to the Closing Time; provided that a Party shall not be permitted to exercise or purport to exercise any right of termination pursuant to this Clause 4.1(b) if the event or circumstances giving rise to that right is due to the breach of any representation or warranty or failure to perform any covenant or obligation under this Agreement by that Party.
4.2
Purchaser's Conditions
(a)
In addition to the conditions set forth in Clause 4.1, the obligation of Purchaser to complete the Transaction and purchase the Assets from Vendor and to sell and convey the Purchaser Assets to Vendor is subject to the satisfaction of the following conditions, which are inserted into and made part of this Agreement for the exclusive benefit of Purchaser and may be waived only by Purchaser:
(i)
the Vendor's Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date or if another date is specified therein, as of such date;
(ii)
the representations and warranties of Vendor set forth in Clause 6.1, other than the Vendor's Fundamental Representations, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date or if another date is specified therein, as of such date, in either case except where the representation and warranty is already qualified by materiality, in which case such representation and warranty shall be true and correct;
(iii)
all obligations and covenants of Vendor in this Agreement that are to be performed or complied with prior to or at the Closing Time (other than agreements, certificates and other instruments and documents to be delivered at the Closing Time by Vendor pursuant to Clause 5.1) shall have been performed or complied with in all material respects;
(iv)
at the Closing Time, Vendor shall have duly delivered the agreements, certificates and other instruments and documents required pursuant to Clause 5.1;
(v)
no Material Adverse Change in the Assets shall have occurred during the Pre-Closing Period; and
(vi)
no Adverse Tariff Event shall have occurred during the Pre-Closing Period that is both continuing and has expressly resulted in one or both of the Financings being terminated by a Financing Source Party.

(b)
If any condition set forth in Clause 4.2(a) has not been satisfied or waived by Purchaser at or before the Closing Time, Purchaser may terminate this Agreement by written notice to Vendor prior to the Closing Time; provided that Purchaser shall not be permitted to exercise or purport to exercise any right of termination pursuant to this Clause 4.2(b) if the event or circumstances giving rise to that right is due to the breach of any representation or warranty or failure to perform any covenant or obligation under this Agreement by Purchaser.
4.3
Vendor's Conditions
(a)
In addition to the conditions set forth in Clause 4.1, the obligation of Vendor to complete the Transaction and sell and convey the Assets to Purchaser and to receive and accept the Purchaser Assets from Purchaser is subject to the satisfaction of the following conditions, which are inserted into and made part of this Agreement for the exclusive benefit of Vendor and may be waived by Vendor:
(i)
the Purchaser's Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date or if another date is specified therein, as of such date;
(ii)
the representations and warranties of Purchaser set forth in Clause 6.3, other than the Purchaser's Fundamental Representations, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date or if another date is specified therein, as of such date, in either case except where the representation and warranty is already qualified by materiality, in which case such representation and warranty shall be true and correct;
(iii)
all obligations and covenants of Purchaser in this Agreement that are to be performed or complied with prior to or at the Closing Time (other than payments, agreements, certificates and other instruments and documents to be made and delivered at the Closing Time by Purchaser pursuant to Clause 5.2) shall have been performed or complied with in all material respects;
(iv)
at the Closing Time, Purchaser shall have duly made and delivered the payments, agreements, certificates and other instruments and documents required pursuant to Clause 5.2;
(v)
no Material Adverse Change to Purchaser shall have occurred during the Pre-Closing Period;
(vi)
a Purchaser Change of Recommendation shall not have occurred; and
(vii)
the nominees of Obsidian shall have been appointed to the Purchaser Board in accordance with the Investor Rights Agreement.
(b)
If any condition set forth in Clause 4.3(a) has not been satisfied or waived by Vendor at or before the Closing Time, Vendor may terminate this Agreement by written notice to Purchaser prior to the Closing Time; provided that Vendor shall not be permitted to exercise or purport to exercise any right of termination pursuant to this Clause 4.3(b) if the event or circumstances giving rise to that right is due to the breach of any representation or warranty or failure to perform any covenant or obligation under this Agreement by Vendor.

4.4
Liabilities

Following any termination of this Agreement pursuant to Clauses 4.1(b), 4.2(b) or 4.3(b), the Termination Payment and the Purchaser Break Fee shall be governed in accordance with Clause 2.3 and otherwise, the Parties shall be released and discharged from all Liabilities under this Agreement other than Liabilities accruing prior to termination (including any Liabilities as a result of or arising out of or in connection with a breach of this Agreement), and from the further performance of any duties or obligations under this Agreement, except as provided in Clause 2.3, Clause 7.7(b) and Clause 12.13.

4.5
Efforts to Fulfill Conditions Precedent

Each Party shall proceed diligently and in good faith and use its commercially reasonable efforts to cause the satisfaction of the conditions set forth in Clauses 4.1(a), 4.2(a), and 4.3(a) that are within its control, and shall provide the other Party with any reasonable assistance in the satisfaction of and compliance with such conditions that the other Party may reasonably request.

ARTICLE 5

CLOSING DELIVERIES

5.1
Deliveries by Vendor at Closing

At the Closing Time, Vendor shall deliver, or cause to be delivered, to Purchaser:

(a)
the Vendor Assets General Conveyance duly executed by Vendor;
(b)
the Purchaser Assets General Conveyance duly executed by Vendor;
(c)
the Registration Rights Agreement duly executed by Vendor;
(d)
the Investor Rights Agreement duly executed by Vendor;
(e)
the Contract Operating Agreement duly executed by Vendor;
(f)
the Seismic License duly executed by Vendor;
(g)
the Transitional Services Agreement duly executed by Vendor;
(h)
the Specific Conveyances prepared prior to Closing duly executed by Vendor;
(i)
an Officer's Certificate, confirming the satisfaction of the conditions set out in Clauses 4.2(a)(i), 4.2(a)(ii), 4.2(a)(iii) and 4.2(a)(v), signed by an officer of Vendor;
(j)
releases and registerable discharges or no interest letters in respect of all registered Security Interests pertaining to the Assets created by, through or under Vendor and which have been requested by Purchaser not less than five (5) Business Days prior to Closing;
(k)
a receipt for the Non-Unit Purchase Price paid by Purchaser to Vendor pursuant to Clause 2.5(e); and
(l)
such other items as may be specifically required hereunder or as may be reasonably requested by Purchaser.

5.2
Deliveries by Purchaser at Closing

At the Closing Time, Purchaser shall pay or deliver (as the case may be), or cause to be paid or delivered (as the case may be), to Vendor:

(a)
the Cash Consideration and other amounts specified in Clause 2.5, in the manner contemplated in Clause 2.4;
(b)
either:
(i)
a share certificate representing the Share Consideration registered in the name of Obsidian on behalf of Vendor; or
(ii)
if Vendor wishes to have Purchaser issue the Share Consideration electronically under a direct registration system or other book-entry system or other form of written notice (collectively, an "electronic deposit"), then, as an alternative to Purchaser delivering to Vendor a certificate representing the Share Consideration in the manner and at the times set forth in paragraph (i) above: (A) Vendor will provide, or will cause to be provided, a direction to Purchaser indicating it wishes to proceed with an electronic deposit of the Share Consideration, in writing in sufficient time prior to the Closing Date to permit such electronic deposit; and (B) Purchaser shall cause its registrar and transfer agent of the Purchaser Shares, to facilitate an electronic deposit on behalf of Vendor;
(c)
the Registration Rights Agreement duly executed by Purchaser;
(d)
the Investor Rights Agreement duly executed by Purchaser;
(e)
the Hold Period Agreements duly executed by CIP and each of the directors and officers of Purchaser;
(f)
the Contract Operating Agreement duly executed by Purchaser;
(g)
the Seismic License duly executed by Purchaser;
(h)
the Transitional Services Agreement duly executed by Purchaser;
(i)
the Vendor Assets General Conveyance duly executed by Purchaser;
(j)
the Purchaser Assets General Conveyance duly executed by Purchaser;
(k)
the Specific Conveyances prepared prior to Closing duly executed by Purchaser;
(l)
an Officer's Certificate, confirming the satisfaction of the conditions set out in Clauses 4.3(a)(i), 4.3(a)(ii), 4.3(a)(iii), and 4.3(a)(v), signed by an officer of Purchaser;
(m)
a copy of the TSX Approval;
(n)
a certified copy of the Issuance Resolution;

(o)
a legal opinion from Purchaser's counsel in a form reasonably acceptable to Vendor that: (i) the distribution of the Share Consideration pursuant to this Agreement will not be subject to the prospectus requirements of applicable securities laws; and (ii) the first trade in the Share Consideration issued pursuant to this Agreement is exempt from the prospectus requirements of Canadian Securities Laws, subject to the conditions set forth in section 2.5 of NI 45-102, and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained by Purchaser under applicable Canadian Securities Laws to permit such trade of the Share Consideration, subject to customary qualifications and hold periods; and
(p)
such other items as may be specifically required hereunder or as may be reasonably requested by Vendor.
5.3
Specific Conveyances
(a)
The Applicable Vendor, at its own cost, shall use its commercially reasonable efforts to prepare and deliver to the Applicable Purchaser at the Closing Time as many of the Specific Conveyances as it is reasonably practicable for the Applicable Vendor to prepare prior to the Closing Time. If and to the extent that any Specific Conveyances are not delivered by the Applicable Vendor to the Applicable Purchaser at the Closing Time, the Applicable Vendor shall prepare and deliver to the Applicable Purchaser the remaining Specific Conveyances as soon as is reasonably practicable after Closing.
(b)
It shall not be necessary for any Specific Conveyances that are delivered by the Applicable Vendor at the Closing Time to have been executed prior to or at Closing by parties thereto, other than the Applicable Vendor itself and the Applicable Vendor's Affiliates.
(c)
To the extent that the Applicable Purchaser is required to execute any Specific Conveyances, it shall do so promptly after the delivery of such Specific Conveyances by the Applicable Vendor to the Applicable Purchaser whether at or after the Closing Time, as the case may be.
(d)
In respect of any Specific Conveyances that require execution by Third Parties, promptly after Closing or the delivery of such Specific Conveyances after Closing, as the case may be, and, if necessary, the execution of such Specific Conveyances by the Applicable Purchaser, the Applicable Vendor shall cooperate with the Applicable Purchaser and provide all reasonable assistance that the Applicable Purchaser may reasonably request in connection with the Applicable Purchaser's procurement of the execution of such Specific Conveyances by the Third Parties thereto.
(e)
In respect of any Specific Conveyances that do not require execution by Third Parties, the Applicable Purchaser shall deliver such Specific Conveyances to the appropriate recipients thereof promptly after Closing or the delivery of such Specific Conveyances after Closing, as the case may be, and, if necessary, execution by the Applicable Purchaser, including the registration with the appropriate Governmental Authorities of any such Specific Conveyances that require registration.
(f)
The Applicable Purchaser shall bear all costs, fees and deposits of every nature and kind in distributing and registering any Specific Conveyances and in providing any assurances or security required to convey, transfer and assign the Assets or the Purchaser Assets, as applicable, to the Applicable Purchaser and to have the Applicable Purchaser recognized as the holder thereof.

(g)
If, for any reason: (A) any Governmental Authority (other than the AER); or (B) any other Third Party, requires the Applicable Purchaser to make a deposit, provide a letter of credit or other financial assurances, or to provide any undertakings, information or other documentation or to take any action as a condition of or a prerequisite for the approval of the transfer or assignment of any of the Assets to Purchaser or the Purchaser Assets to Vendor, then:
(i)
as soon as reasonably practicable after receiving notice of such requirement, and in any event within ten (10) Business Days or such period as required by the applicable Governmental Authority or other Third Party, and at its sole cost, the Applicable Purchaser shall make any such deposits, letters of credit or other financial assurances, provide such undertakings, information or other documentation and take such action, as the case may be; and
(ii)
if the Applicable Purchaser fails to make a deposit with any Governmental Authority (other than the AER) or such Third Party as required under Clause 5.3(g)(i) within the period referenced in Clause 5.3(g)(i), the Applicable Vendor shall have the right, but not the obligation, to make such deposit on behalf of the Applicable Purchaser and the Applicable Purchaser acknowledges and agrees that (A) the Applicable Vendor shall be the Applicable Purchaser's agent with full power and authority to make such deposit for and on behalf of the Applicable Purchaser, (B) the Applicable Purchaser shall reimburse the Applicable Vendor for the amount of any such deposit made by the Applicable Vendor and pay interest on the amount of such deposit at an annual rate equal to the Interest Rate plus five percent (5%) from the date on which the Applicable Vendor paid the deposit to the date on which the reimbursement for such deposit and payment of the corresponding interest is made in full and (C) in addition to all other rights that may be available to the Applicable Vendor for the collection of such amounts from the Applicable Purchaser, the Applicable Vendor shall have the right to set-off the amount of any such deposit, including interest as provided in this Clause 5.3(g)(ii), against any monies payable by the Applicable Vendor to the Applicable Purchaser pursuant to this Agreement.
(h)
The Parties agree that all Specific Conveyances to be delivered and/or executed in connection with this Agreement and the transactions contemplated herein, except for records that create or transfer interests in land, guarantees, negotiable instruments, documents of title and such other documents excluded by section 7 of the Electronic Transactions Act, RSA 2001, c E-5.5, as amended from time to time, may be executed by use of electronic signatures (the "Electronic Signatures"). Prior to Closing, the Parties shall exchange a listing of one another's individual representatives which listing shall include the subject individual's name, title and a sample Electronic Signature. The Electronic Signatures of the individuals set out in such listing and which appear on any Specific Conveyances shall be sufficient to cause such Specific Conveyances to be valid and binding obligations of the Party represented by such individual, without need for original signatures to appear thereon and shall be of the same legal effect, validity or enforceability as a manually executed signature. The Parties shall receive and use the Electronic Signatures solely for the purpose of embedding the same into the Specific Conveyances and for no other purpose whatsoever.
(i)
The Parties agree that, notwithstanding anything to the contrary herein, this Clause 5.3 shall not apply to the AER Transfers, which shall be governed by Clause 5.4.

5.4
AER Transfers
(a)
Purchaser confirms it has a BA Code and "General Eligibility" status in accordance with Directive 067 and all of the requirements of the AER, including the requirements of Directive 67 and Directive 88.
(b)
From and after the date hereof the Parties shall coordinate discussions with the AER prior to Closing and the submission of the Initial Transfer Request.
(c)
Vendor and Purchaser (the "applicable Party") shall, from and after the date hereof: (i) provide, Purchaser or Vendor (the "other Party"), as applicable, with an opportunity to participate in all meetings and teleconferences between the applicable Party and the AER with respect to the AER Transfers or the Transaction; (ii) copy the other Party on all communications and correspondence to the AER and instruct the AER to copy the other Party on all communications and correspondence, in either case related to the AER Transfers of the Transaction; and (iii) keep the other Party promptly informed of the status of discussions relating to the AER Transfers and the Transaction and promptly inform the other Party of any communication between Purchaser and the AER in connection therewith.
(d)
The Parties acknowledge that as a condition of transferring the AER Transfers, the AER is entitled to require transferors and transferees to demonstrate that they meet the requirements under Directive 67, Directive 88 and/or any other requirements imposed by the AER or other Governmental Authority respecting completion and approval of the AER Transfers. As soon as practicable following Closing, Vendor will prepare and submit a request to the AER for the AER Transfers and Purchaser will forthwith electronically ratify and accept such submission (the "Initial Transfer Request"). Notwithstanding the foregoing, the Parties may seek to remedy any rejection by the AER of the AER Transfers, which rejection is solely due to a misdescription, clerical error or mistake made by Vendor in the preparation of the AER Transfers (an "LTA Error"). A Party's request to remedy an LTA Error shall be submitted within five (5) Business Days after receipt of notice that some or all of the AER Transfers has been rejected due to an LTA Error. Each Party shall cooperate, acting reasonably, with the other Party in connection with an attempt to correct an LTA Error. In connection with the Initial Transfer Request, each Party shall submit to the AER such information as may be required by the AER in connection with the approval of the AER Transfers (with specific reference to the requirements of Directive 88) including, to the extent required, asset management and closure plans, corporate and AER compliance history, status and progress of remediation of existing contaminated sites, financial statements and projections, reserves and net present value analysis and additional financial information. Purchaser and Vendor shall promptly provide such information, documentation and materials as may be required by the AER in connection with the AER Transfers and shall concurrently provide a copy of all such documentation and materials to the other Parties.
(e)
[Redacted].
(f)
[Redacted]:
(i)
[Redacted]; and
(ii)
[Redacted].

[Commercially sensitive provisions relating to license transfers redacted]

(g)
Purchaser shall have the right, acting reasonably, to request and pursue an appeal, reconsideration or inquiry of or into any conditions stipulated in an AER Deposit Request. Notwithstanding the right of appeal, reconsideration or inquiry provided in this Clause 5.4(g), Purchaser shall not request or seek to stay the conditions of an AER Deposit Request and Purchaser shall not delay its obligations nor shall Purchaser be relieved of its obligations to satisfy the conditions set forth in an AER Deposit Request in accordance with the provisions of this Clause 5.4.
(h)
[Commercially sensitive provisions relating to license transfers redacted].
5.5
Transfer of Pipeline Licences

The Parties acknowledge that in connection with the transfer of the Pipeline Licences, Vendor is required to transfer sufficient documentation to satisfy the transferor statement on the AER digital data submission system. If following Closing, either Party receives written notice from the AER that it has determined, that the Pipeline Records, or any of them, held by Vendor or transferred by Vendor to Purchaser under this Agreement do not satisfy or are found to be deficient under the Pipeline Rules in any respect, then Purchaser, shall be solely responsible for and shall conduct, in a timely manner, all operations and activities that are required to cure or remedy any and all deficiencies ("Pipeline Deficiencies"), in each case in accordance with the terms of the applicable Title Documents, Applicable Law, any requirements set forth in any correspondence with the AER and with generally accepted industry practices in Alberta, and utilizing the standard of care which would be followed by a reasonably prudent operator in similar circumstances which remedies may include the completion of an engineering assessment that demonstrates that the pipeline is fit for its intended purpose and service. The costs of curing, remedying or otherwise dealing with the Pipeline Deficiencies, whenever identified, shall be for Purchaser's account. Nothing in this Clause 5.5 shall derogate or be construed as limiting any requirement of Vendor to be liable for and indemnify Purchaser or Purchaser's Related Persons in connection with any Losses and Liabilities or any Claims to the extent arising from (a) matters or things for which Purchaser is entitled to indemnification pursuant to Clause 7.1, or (b) the fraud, gross negligence or wilful misconduct of Vendor (or any of them).

5.6
Vehicles and Leased Tangibles and Equipment

With respect to the leased Vehicles listed in Schedule X (and such replacements and additions thereto as mutually agreed by the Parties acting reasonably), Purchaser shall make all commercially reasonable efforts, with the cooperation and assistance of Vendor, to effect the transfer of the Vehicles to Purchaser, whether by the assumption of existing leases or rental agreements or by entering into new leases or rental agreements with the subject lessors. All costs associated with the transfer of the Vehicles and any leased Tangible and equipment shall be at Purchaser's sole cost and expense, and Purchaser shall accept the transfer of the Vehicles on an "as is, where is" basis, with no representation by Vendor as to the condition thereof.

5.7
Seismic
(a)
In addition to the sale of the Assets by Vendor to Purchaser hereunder, at Closing Vendor shall grant to Purchaser a license in respect of the Proprietary Seismic Data, in accordance with and pursuant to the provisions of the Seismic License.
(b)
For Partner Seismic Data, if, for the two (2) years following Closing, Purchaser determines that a license for any Partner Seismic Data is required to ensure that Purchaser has all necessary rights to enjoy the benefits thereof, Vendor shall make good faith and commercially reasonable efforts to seek an agreement to license such Partner Seismic Data to Purchaser from the other owners thereof, whereupon Vendor shall enter into such agreement to license with such other owners provided such agreement is on terms acceptable to Purchaser and Vendor, each acting reasonably. If such other owners in the Partner Seismic Data agree to provide licenses to some or all of the Partner Seismic Data any license fees due to these owners will be for Purchaser's account, however Vendor shall waive any such license or other fees for its account. Vendor shall cause its data management agent to deliver and transfer a copy of such Partner Seismic Data to Purchaser. All costs associated with copying, reproducing, handling and delivering such Partner Seismic Data to Purchaser shall be at Purchaser's sole cost and expense.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.1
Representations and Warranties of Vendor

Vendor hereby makes the following representations and warranties to and in favour of Purchaser:

(a)
Corporate Standing: Each of Obsidian and 1647 Co is a corporation duly formed and existing under the laws of the Province of Alberta and Obsidian Partnership is a general partnership formed under the laws of the Province of Alberta, and all of them are registered to carry on business in the jurisdictions in which the Assets are situate;
(b)
Corporate Authority:
(i)
Each Vendor Party has all requisite corporate or partnership power and capacity to sell and convey the Assets in accordance with the provisions of this Agreement;
(ii)
Each Vendor Party has taken all necessary corporate and/or partnership actions and has all requisite corporate and/or partnership capacity, power and authority to enter into this Agreement and the other agreements and documents required to be delivered by it hereunder, and to perform all other obligations of such Vendor Party under this Agreement and the other agreements and documents required to be delivered by it hereunder;
(c)
Execution and Enforceability of Documents:
(i)
The execution, delivery and performance of this Agreement by each Vendor Party has been duly and validly authorized by all requisite corporate and/or partnership action on the part of its partners, directors and officers;
(ii)
This Agreement and all other agreements delivered or to be delivered by Vendor Parties in connection herewith constitute, or when delivered shall constitute, a legal, valid and binding obligation of each Vendor Party that is a party thereto, enforceable against it in accordance with its terms, subject to all Applicable Law pertaining to bankruptcy, insolvency and creditors' rights and the general principles of equity;
(d)
No Conflicts: Assuming the receipt of the Competition Act Approval, the execution, delivery and performance of this Agreement by each Vendor Party will not result in any violation of, be in conflict with or constitute a default under: (i) any term or provision of any agreement or instrument to which such Vendor Party is party or by which it is bound; or (ii) any Applicable Law that is specifically applicable to such Vendor Party; except, in either case, where such conflict or default would not adversely affect the ability of such Vendor Party to complete the Transaction on the basis contemplated in this Agreement; (iii) any Applicable Law that is specifically applicable to the Assets; or (iv) the constating documents of any Vendor Party or any partner of a Vendor Party that is a partnership;

(e)
Absence of Further Requirements: No approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or stock exchange is required of Vendor in connection with the execution and delivery of this Agreement or the performance by Vendor of its obligations hereunder or with the consummation of the transactions contemplated hereby, delivery and performance by Vendor of this Agreement, other than Competition Act Approval;
(f)
Finders Fees: Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this Agreement or the Transaction for which Purchaser shall have any obligation or liability;
(g)
Canadian Residency: No Vendor Party is a non-resident of Canada for the purposes of section 116 of the ITA or a partnership that is not a "Canadian partnership" for purposes of the ITA;
(h)
Asset Files and Records: Subject to the matters described in Schedule "E", Vendor has made available to Purchaser or its Related Persons all files and records (including lease files, contract files and correspondence and copies of leases and contracts but excluding title opinions) in its possession or control pertaining to the Assets for which Purchaser requested Vendor to provide such documents for the purpose of Purchaser's due diligence review, including copies of all material reports, records, communications and other documents relating to environmental matters in connection with the Assets, including any relating the environmental condition of or Environmental Liabilities related to the Assets, and Vendor has not knowingly withheld any information which would make anything contained in such records, documents and information erroneous or misleading;
(i)
Title to Assets: Except for the Drayton Valley Office, each Vendor Party does not warrant its title to the Assets, but does warrant that, other than Permitted Encumbrances: (i) neither it nor any of its Affiliates have alienated all or any portion of the Assets; and (ii) its interests in the Assets are free and clear of any and all Encumbrances, Claims, options, overriding royalties, net profits interests or other burdens or adverse Claims for which Purchaser will be responsible that were created by, through or under a Vendor Party or any of its Affiliates;
(j)
Leases: Subject to the Permitted Encumbrances and the rents, covenants, conditions and stipulations in the Leases on the lessee's or holder's part thereunder to be paid, performed and observed, Purchaser, from and after the Closing Time, may, for the remainder of the term of the Leases, take possession of and use the Assets for its own use and benefit without any interruption by any Vendor Party or any of their respective Affiliates or any Person claiming by, through or under a Vendor Party or any of its respective Affiliates;
(k)
Default:
(i)
Vendor has not received any notice of default under Applicable Law or the Title Documents or any notice alleging its default or a default by a Third Party thereunder that relates to the Assets, which default remains outstanding or unsatisfied in any material respect at the Closing Time;
(ii)
To Vendor's knowledge, it is in material compliance with the Title Documents and there has been no act or omission whereby it is, or would be, in default of Applicable Law (to the extent such Applicable Law pertains to the Assets) or of any of the Title Documents or any of the Material Contracts;

(l)
Royalties: All rents to maintain the Assets in good standing where Vendor Party is the designated representative have been paid and to Vendor's knowledge, all royalties, ad valorem, property, production, severance, carbon charges and similar taxes and assessments based on or measured by the ownership of property or the production of Petroleum Substances, or the receipt of proceeds therefrom, in respect of the Assets payable by Vendor have been fully paid and discharged, or will be paid by Vendor upon coming due;
(m)
Claims: Other than as disclosed on Schedule "E", there are no material Claims or unsatisfied judgements in existence before any court or Governmental Authority that have been commenced against and served on Vendor, or to the knowledge of Vendor, that have been threatened against Vendor, which might result in impairment, reduction or loss of the interest of Vendor in and to any of the Assets or which would reasonably be expected to adversely affect any of the Assets;
(n)
Take or Pay Obligations: Other than as disclosed on Schedule "C", there are no Take or Pay Obligations affecting Vendor's interests in and to the Assets and no gas balancing or similar agreements pertaining to Petroleum Substances produced from the Lands or lands pooled or unitized with the Lands;
(o)
ROFRs: To Vendor's knowledge, no Person has any ROFRs on the date of execution of this Agreement, except as disclosed on Schedule "H";
(p)
AFEs: In respect of the Assets, except for the financial commitments referred to in the AFEs set forth in Schedule "D" and otherwise in connection with Vendor's 2025 Development Program, there are no financial commitments of Vendor in excess of [dollar value] which are due or outstanding as of the date hereof or which may become due by virtue of matters occurring or arising prior to the date hereof, other than usual operating expenses incurred in the normal conduct of operations;
(q)
Vendor Qualification: Vendor meets all qualification requirements of and under Applicable Laws to transfer the Assets, including, without limitation, the requirement of any applicable Governmental Authority to have the Permits for the Wells and Tangibles (for which Vendor is the licensee) transferred to Purchaser (whether or not all such licenses are to be transferred to Purchaser); and there is no fact or circumstance attributable to Vendor that would prevent or delay the transfer of any Permits relating to or forming part of the Assets as contemplated in this Agreement;
(r)
Reduction of Interests: Other than as disclosed in Schedule "A", Vendor's interest in the Petroleum and Natural Gas Rights is not currently subject to reduction by reference to payout of or production penalty on any Well or otherwise through any right or interest granted or exercised by, through or under Vendor;
(s)
Receipt of Revenues: Other than as disclosed on Schedule "E", Vendor has been receiving the share of the net proceeds of production from the Assets attributable to its interests as shown in the Schedules hereto and no Person has provided Vendor with written notice of, nor is Vendor aware of, a Claim by any Person that Vendor is not entitled to such amounts, with the possible exception of Claims of accounting errors which do not challenge the percentage share of revenues to which it is entitled and which are not material;
(t)
Area of Mutual Interest: The Assets are not subject to any agreements created by, through or under Vendor or of which Vendor is aware which provide for areas of mutual interest or areas of exclusion;

(u)
No Offsets: Except as disclosed in Schedule "E", Vendor has not received any written notice of an offset well obligation (including an obligation to drill a well, surrender rights or pay a compensatory royalty) under any Lease, which has not been satisfied in full or completely waived;
(v)
Material Contracts: Schedule "C" is a complete list of all of the Material Contracts;
(w)
Environmental:

Except, in each case, to the extent disclosed in Schedule "E":

(i)
Vendor has not received:
(A)
any demands, notices, orders or directives from any Governmental Authority which relates to environmental matters (including any Environmental Liabilities) and which requires any work, repairs, construction or capital expenditures with respect to Vendor's assets operated by Vendor or any of its Affiliates, where such demands, notices, orders or directives have not been complied with in all material respects; or
(B)
any demand or notice issued by a Governmental Authority with respect to the breach of any Environmental Laws applicable to the assets operated by Vendor or its Affiliates, which demand or notice remains outstanding at the date hereof;
(C)
any written notice from any Governmental Authority or any other Person alleging a violation of or non-compliance with Environmental Laws, or any Environmental Liabilities, in respect of the Assets; and
(ii)
since December 1, 2022, there has been no Release of any Hazardous Substances at, in, on or from any of the Assets that has not been addressed in compliance in all material respects with Environmental Laws;
(x)
Decommissioning and Abandonment: To the extent that Vendor constructed, installed, abandoned or decommissioned any Tangible, such construction, installation, abandonment or decommissioning, as applicable, was carried out in accordance with Applicable Law and accepted oil and gas practices in Western Canada in effect at the time of such construction, installation, abandonment or decommissioning;
(y)
Wells: Each Well located on the Lands that was drilled, completed, abandoned and/or operated by Vendor, whether producing, shut-in, injection, disposal or otherwise, was drilled by Vendor and, if completed, abandoned or operated, was completed, abandoned and/or operated by Vendor, as applicable, materially in accordance with Applicable Law and accepted oil and gas field practices in western Canada in effect at the time of such drilling, completion and/or operation. All other operations in respect of the Assets for which Vendor was the operator were completed materially in accordance with Applicable Law and accepted oil and gas field practices in western Canada in effect at the time the operation was conducted;

(z)
Permits: In respect of the Assets that are operated by Vendor, Vendor holds all material Permits that are required and necessary under Applicable Law to operate the Assets as presently operated. All of the material Permits in respect of the Assets, including in respect of the operation thereof, have been validly issued and are in full force and effect, and there are no actions pending or, to Vendor's knowledge, threatened to revoke or amend any such material Permits. Vendor is in material compliance with the terms and conditions of all such material Permits;
(aa)
Leased Tangibles: Other than as disclosed in Schedule "B", none of the Tangibles that have a material value are leased or rented;
(bb)
Removal of Tangibles: No material tangible depreciable property that would otherwise form part of the Tangibles has been removed from its location since the Adjustment Date other than Tangibles that are not required for the production, gathering, storage, treatment, processing, compression or measurement of Petroleum Substances or similar operations in accordance with accepted oil and gas industry practices in western Canada, nor has Vendor alienated or encumbered any such tangible property;
(cc)
Pipeline Records: Vendor has collected, maintained and retained all necessary Pipeline Records materially in accordance with the Pipeline Rules and the Pipeline Licences held by Vendor;
(dd)
Employees:
(i)
[Representations regarding employees]
(ee)
Drayton Valley Office: Obsidian is the sole legal and beneficial owner of the Drayton Valley Office, free and clear of all Encumbrances (other than any Permitted Encumbrances);
(ff)
Deposits: Vendor has disclosed to Purchaser all material outstanding deposits or security it has given or granted to a Governmental Authority or other Person directly in respect of the Assets;
(gg)
Quiet Enjoyment: Except as set forth in Schedule "E", Purchaser may, subject to the terms of the Title Documents, take possession of and use the Assets for its own use and benefit without any interruption by Vendor or its Affiliates or any Person claiming by, through or under Vendor or its Affiliates, subject to:
(i)
Vendor's other representations and warranties relating to the Assets or the operation thereof made in this Clause 6.1 (including any limitations expressed therein or elsewhere in this Agreement);
(ii)
the Permitted Encumbrances;
(iii)
the provisions of Clause 9.6; and
(iv)
all defects, deficiencies, discrepancies or adverse claims in or affecting the title or interest of Vendor in and to any of the Assets of which Purchaser had knowledge as of the date of this Agreement; and
(hh)
Absence of Changes: Since the Adjustment Date through the date of this Agreement, (i) the business in respect of the Assets have been conducted in all material respects in accordance with Applicable Law and accepted oil and gas field practices in western Canada; and (ii) no Material Adverse Change has occurred.

6.2
Limitations Regarding Vendor's Representations and Warranties
(a)
Each of Vendor's representations and warranties set forth in Clause 6.1 is made as of the date of this Agreement and as of the Closing Date or, in each case, as of such other date or dates as specified therein.
(b)
Vendor makes no representations or warranties except as expressly set forth in Clause 6.1, and Vendor hereby expressly negates any representations or warranties by it (except those contained in Clause 6.1), whether contained in any information, memorandum or otherwise, whether provided to Purchaser directly or through Vendor's Related Persons, with respect to:
(i)
itself;
(ii)
any data or information (including the Vendor Information) provided by Vendor or its Related Persons or representatives to Purchaser or its Related Persons or representatives, whether in writing, orally, electronically or otherwise;
(iii)
the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;
(iv)
the value of the Assets or the future cash flow therefrom, including as a result of any past, present or future Losses and Liabilities, including Environmental Liabilities, pertaining to the Assets;
(v)
the title of Vendor in and to the Assets;
(vi)
the quality, condition, fitness for any particular purpose or merchantability of any equipment or other tangible depreciable property included in the Assets or of any of the Lands or any lands pooled or unitized therewith;
(vii)
the effectiveness, standing or condition of any Miscellaneous Interests;

and Purchaser hereby waives, all other representations or warranties relating to any such Person, property, circumstance or matter, regardless of whether made directly or indirectly, in verbal, written or electronic form, by Vendor or any of Vendor's Related Persons, or implied under or arising by operation of Applicable Law. Purchaser acknowledges that it has only relied upon the representations and warranties contained in Clause 6.1 and not on any representations or warranties outside this Agreement.

(c)
Purchaser confirms that Vendor shall have no liability (whether under contract, tort, statute or otherwise) in respect of any statements, information, representations or warranties furnished or made by it or by its employees, agents or representatives other than those contained in Clause 6.1. Purchaser acknowledges and confirms that except for the representations and warranties in Clause 6.1, it has performed its own due diligence and has relied, and will continue to rely, upon its own due diligence with respect to the state, condition, title and value of the Assets. Purchaser acknowledges and confirms that except for the representations and warranties set forth in Clause 6.1, it is acquiring the Assets on an "as is, where is" basis and that it has performed its own due diligence and evaluations and that it has relied, and will continue to rely, upon its own due diligence and evaluations with respect to all matters pertaining to Vendor, the Assets and the Transaction.

6.3
Representations and Warranties of Purchaser

Purchaser hereby makes the following representations and warranties to and in favour of Vendor:

(a)
Corporate Standing: Purchaser is a corporation duly formed and existing under the laws of the Province of Alberta and registered to carry on business in the jurisdictions in which the Assets are situate;
(b)
Corporate Authority:
(i)
Purchaser has all requisite corporate power and capacity to purchase and accept the Assets in accordance with the provisions of this Agreement and Purchaser has all requisite corporate power and capacity to sell and convey the Purchaser Assets in accordance with the provisions of this Agreement;
(ii)
Purchaser has taken all necessary corporate actions and has all requisite capacity, power and authority to enter into this Agreement and the other agreements and documents required to be delivered by it hereunder, and to perform all other obligations of Purchaser under this Agreement and the other agreements and documents required to be delivered by it hereunder;
(c)
Execution and Enforceability of Documents:
(i)
The execution, delivery and performance of this Agreement by Purchaser has been duly and validly authorized by all requisite action on the part of its directors and officers;
(ii)
This Agreement and all other agreements delivered or to be delivered by Purchaser in connection herewith constitute, or when delivered shall constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to all Applicable Law pertaining to bankruptcy, insolvency and creditors' rights and the general principles of equity;
(d)
No Conflicts: Assuming the receipt of the Competition Act Approval, the TSX Approval, and the approval of the Issuance Resolution, the execution, delivery and performance of this Agreement by Purchaser will:
(i)
not result in any violation of, be in conflict with or constitute a default under: (i) any term or provision of any agreement or instrument to which Purchaser is party or by which Purchaser is bound; or (ii) any Applicable Law that is specifically applicable to Purchaser; except, in either case, where such conflict or default would not adversely affect the ability of Purchaser to complete the Transaction on the basis contemplated in this Agreement; (iii) any Applicable Law that is specifically applicable to the Purchaser Assets; or (iv) the constating documents of Purchaser; and
(ii)
not cause or permit the termination, cancellation, acceleration or other material change of any right or obligation or the loss of any benefit to which Purchaser is entitled (including by triggering any change in control provision) under any material contract or any material Governmental License of Purchaser;
(e)
Absence of Further Requirements: No approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or stock exchange is required of Purchaser in connection with the execution and delivery of this Agreement or the performance by Purchaser of its obligations hereunder or with the consummation of the transactions contemplated hereby, including the issuance of the Share Consideration, other than the Competition Act Approval, approval of the Issuance Resolution, the TSX Approval and the filing of a "Report of Exempt Distribution" on Form 45-106F1 on SEDAR+ with the Alberta Securities Commission;
(f)
Purchaser Qualification: (i) Purchaser holds a valid BA Code and a valid General Eligibility designation; and (ii) Purchaser meets all other qualification requirements of and under Applicable Laws to receive the Assets, including, without limitation, the requirement of any applicable Governmental Authority to have the Permits for the Wells and Tangibles (for which Vendor is the licensee) transferred to Purchaser (whether or not all such licenses are to be transferred to Purchaser); and, to Purchaser's knowledge, there is no fact or circumstance attributable to Purchaser that would prevent or delay the transfer of any Permits relating to or forming part of the Assets as contemplated in this Agreement;
(g)
Investment Canada: Purchaser is not a "non-Canadian" as that term is defined in the Investment Canada Act;
(h)
Finders Fees: Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this Agreement or the Transaction for which Vendor shall have any obligation or liability;
(i)
Acquiring as Principal: Purchaser is entering into this Agreement and will acquire the Assets for itself and not as agent or representative for any Third Party;
(j)
Purchaser Financial Advisor Opinion: The Purchaser Board has received the Purchaser Financial Advisor Opinion, which opinion, as of the date of this Agreement, has not been modified, amended, qualified or withdrawn. Purchaser has been authorized by the Purchaser Financial Advisor to permit inclusion of a copy of the Purchaser Financial Advisor Opinion in the Circular;
(k)
Purchaser Board Approval: The Purchaser Board, at a meeting duly called and held, upon consultation with management of Purchaser and legal and financial advisors, has unanimously determined that the transactions contemplated by this Agreement are in the best interests of Purchaser, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously resolved to recommend that Purchaser Shareholders vote in favour of the Issuance Resolution. No action has been taken, as of the date of this Agreement, to amend, or supersede such determinations, resolutions or authorizations of the Purchaser Board;
(l)
Share Capital:
(i)
Purchaser has authorized share capital consisting of an unlimited number of Purchaser Shares and an unlimited number of preferred shares issuable in series, of which 90,119,356 Purchaser Shares and no preferred shares are issued and outstanding as of the date hereof. As of the date hereof, except for 2,636,680 options to acquire Purchaser Shares pursuant to Purchaser's option plan and 1,027,790 performance awards and 1,419,396 restricted awards granted pursuant to Purchaser's restricted and performance award incentive plan, no Person holds any securities convertible into or exchangeable for securities of Purchaser or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of Purchaser or for the purchase of any assets of Purchaser, and none of the outstanding securities of Purchaser were issued in violation of or subject to the pre-emptive or similar rights of any Person;

(ii)
The Share Consideration, when issued and delivered in accordance with this Agreement, will have been duly and validly authorized for issuance to Vendor pursuant to this Agreement. The Share Consideration, when issued and delivered in accordance with this Agreement, will be fully paid and non-assessable shares of Purchaser and will not have been issued in violation of Canadian Securities Laws or in violation of or subject to the pre-emptive or similar rights of any security holder of Purchaser or of any other Person;
(iii)
The form and the terms of the certificate representing the Purchaser Shares has been approved and adopted by Purchaser and complies with all legal and TSX requirements and will not conflict with Purchaser's by-laws or constating documents;
(iv)
There is no fee of any nature or any stamp, document or transfer tax regarding the issuance of the Share Consideration pursuant to this Agreement for which Vendor shall be responsible or subject;
(m)
Shareholder or Voting Agreements: Except for the CIP Agreements, neither Purchaser nor, to the knowledge of Purchaser, any of its shareholders is a party to any investor rights agreements, registration rights agreements, shareholders' agreements, pooling agreements, voting trusts or agreements or other similar agreements with respect to the ownership, pre-emptive rights of purchase, voting or distribution of any of the Purchaser Shares;
(n)
Securities Laws:
(i)
Purchaser is a "reporting issuer" in each of the provinces and territories of Canada, is not in default in any material respect under any Canadian Securities Laws applicable to such jurisdictions and has not received any correspondence or notice from a securities commission or similar securities regulatory authority in any of the provinces or territories of Canada concerning a review of any of Purchaser's continuous disclosure documents in respect of which any matters remain outstanding;
(ii)
Purchaser has not taken, directly or indirectly, any action that is designed to or that has constituted or that would reasonably be expected to cause or result in, under Canadian Securities Laws or otherwise, the stabilization or manipulation of the price of any of its securities to facilitate the sale or resale of the Share Consideration;
(iii)
No Canadian Securities Regulator or any other securities commission or similar regulatory authority or the TSX, or any other stock exchange or listing entity the rules of which Purchaser is subject to, has issued any order preventing or suspending trading of any securities of Purchaser or preventing the issuance of the Share Consideration, and no such proceeding is, to the knowledge of Purchaser, pending, contemplated or threatened;
(iv)
Subject only to the restrictions set forth in this Agreement, Canadian Securities Laws and the Investor Rights Agreement, the Share Consideration will be freely tradeable by the holder thereof, and following the expiration of the applicable restricted period under Canadian Securities Laws, Vendor will have the right to direct Purchaser and/or its transfer agent and registrar to remove any restrictive legend prescribed by Canadian Securities Laws appearing on the certificate or direct registration advice representing the Share Consideration;
(v)
Purchaser is a foreign private issuer as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and is not subject to reporting requirements pursuant to section 13 or section 15(d) of the U.S. Exchange Act;

(vi)
The issued and outstanding Purchaser Shares are listed and posted for trading on the TSX and Purchaser is in compliance with the rules and regulations of the TSX in all material respects;
(vii)
To the knowledge of Purchaser, none of its or its Affiliates' directors or officers are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public entity or of an entity listed on a particular stock exchange;
(o)
Public Record: The information and statements set forth in the Public Record were true, correct and complete and did not contain any Misrepresentation as of the respective dates of such information and statements, and Purchaser has not filed any confidential material change report still maintained on a confidential basis;
(p)
Purchaser Financial Statements:
(i)
The Purchaser Financial Statements fairly present, in accordance with IFRS, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Purchaser as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Purchaser (on a consolidated basis) as at the dates thereof required to be disclosed by IFRS, and include all adjustments necessary for a fair presentation;
(ii)
Purchaser maintains a system of internal control over financial reporting that complies with the requirements of National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, designed by Purchaser's chief executive officer and chief financial officer, or under their supervision, to ensure the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Purchaser is not aware of any material weaknesses in its internal control over financial reporting. Purchaser maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information required to be disclosed by Purchaser under the Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified under Canadian Securities Laws and that information required to be disclosed by Purchaser under Canadian Securities Laws is accumulated and communicated to Purchaser 's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure;
(q)
No Material Change: There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Purchaser from the position set forth in the Purchaser Financial Statements and Purchaser has not incurred or suffered a Material Adverse Change since December 31, 2023 and since that date there have been no material facts, transactions, events or occurrences which would have a material adverse effect on the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of the operations of Purchaser which have not been disclosed in the Public Record;
(r)
Litigation and Claims: There is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Authority, domestic or foreign, in progress, pending or, to Purchaser's knowledge, threatened (and Purchaser does not know of any basis therefor) against, or involving the assets (including the Purchaser Assets), properties or business of, Purchaser, nor are there any matters under discussion with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority, and to Purchaser's knowledge there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments, which, in each case, if determined adversely to Purchaser, would individually or in the aggregate have a material adverse effect on Purchaser;
(s)
Licenses and Permits: Purchaser possesses such permits, licences, approvals, consents and other authorizations (collectively, "Governmental Licences"), issued by Governmental Authorities necessary to conduct the business as now operated by it, except in each case where the failure to so possess would not, individually or in the aggregate, have a Material Adverse Change, and all such Governmental Licences are valid and existing and in good standing, except where the failure to be valid and existing and in good standing would not, individually or in the aggregate, have a Material Adverse Change. Purchaser is in material compliance with the terms and conditions of all such Governmental Licences, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Change;
(t)
Title to Assets: Purchaser does not warrant its title to any of its assets, but does warrant that, other than Permitted Encumbrances: (i) it has not alienated all or any portion of its assets; and (ii) its interests in its assets are free and clear of any and all Encumbrances, Claims, options, overriding royalties, net profits interests or other burdens or adverse Claims for which Vendor will be responsible that were created by, through or under Purchaser or any of its Affiliates;
(u)
Environmental: As of the date of this Agreement, Purchaser has not received:
(i)
any demands, notices, orders or directives from any Governmental Authority which relates to environmental matters (including any Environmental Liabilities) and which requires any work, repairs, construction or capital expenditures with respect to Purchaser's assets operated by Purchaser or any of its Affiliates, where such demands, notices, orders or directives have not been complied with in all material respects; or
(ii)
any demand or notice issued by a Governmental Authority with respect to the breach of any Environmental Laws applicable to the assets operated by Purchaser or its Affiliates, which demand or notice remains outstanding at the date hereof;
(v)
Regulatory Transfer Requirements: Purchaser meets all qualification requirements of all Governmental Authorities and under Applicable Law to purchase, accept and hold the Assets, including the requirements of any applicable Governmental Authority to have the licences for the Wells and Tangibles (for which Vendor is the licensee) transferred to Purchaser;
(w)
Taxes:
(i)
Purchaser is not a non-resident of Canada for the purposes of section 116 of the ITA or a partnership that is not a "Canadian partnership" for purposes of the ITA;

(ii)
Purchaser has duly and on a timely basis, on or prior to the date hereof, filed all tax returns required to be filed by it; has paid all Taxes due and payable by it and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required; there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any Tax by Purchaser; there is no deficiency in respect of Taxes which has been asserted against Purchaser which would have a material adverse effect on Purchaser; all material liabilities for Taxes of Purchaser are adequately provided for in accordance with IFRS accounting standards within Purchaser's financial statements for all periods up to and including the date hereof; to Purchaser's knowledge, there are no actions, suits, proceedings, investigations or claims threatened or pending against Purchaser in respect of any Taxes under discussion with any Governmental Authority; Purchaser has duly and timely collected, or caused to be collected, any Taxes required by Applicable Law to be collected by it and duly and timely remitted to the appropriate Governmental Authority any such amounts required by Applicable Law to be remitted by it;
(x)
Financial Capacity: Purchaser has, and will have on the Closing Date, sufficient cash, available lines of credit, or other sources of immediately available funds or committed financing to enable Purchaser to make payment of: (i) the Cash Consideration at Closing; (ii) up to the amount of the AER Deposit Cap on account of an AER Deposit Request if and when requested by the AER after Closing; and (iii) if applicable, the Termination Payment; without breach or amendment of existing lines of credit or other financing facilities. Prior to, or concurrently with, the execution and delivery of this Agreement, Purchaser has delivered to the Vendor Parties a true and complete executed copy of (i) a "bought deal" letter agreement (the "Bought Deal Letter") relating to the Bought Deal, and (ii) a commitment letter agreement (the "Debt Commitment Letter") with ATB Financial and National Bank of Canada related to Purchaser's first lien financing and letter of credit financing (collectively, the "Debt Financing"), which are unamended as of the date hereof. The commitments described in the Financing Agreements are not subject to any condition precedent other than the conditions expressly set forth therein. As of the date hereof: (A) the Financing Agreements are in full force and effect and are legal, valid and binding obligations of Purchaser and, to the knowledge of Purchaser, the other parties thereto, enforceable in accordance with their respective terms (subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Applicable Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors' rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction), (B) no amendment or modification to any of the Financing Agreements is contemplated, and (C) no event has occurred as of the date hereof which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser under the Financing Agreements or excuse the other parties thereto from their commitments thereunder;
(y)
Bankruptcy and Insolvency: There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated or threatened against Purchaser or to Purchaser's knowledge, any direct or indirect shareholder of Purchaser that is an Affiliate of Purchaser;

(z)
Anti-Bribery: Purchaser has not and, to its knowledge, its Related Persons have not within the last five (5) years made, offered, or authorized and will not make, offer or authorize any payment, gift, promise or other advantage, in connection with the matters which are the subject to this Agreement, whether directly or indirectly through any other Person, to or for the use or benefit of any Person holding a legislative, administrative or judicial office, including:
(i)
any officer, employee, director, principal, consultant, agent or representative, whether appointed or elected, of any government (whether central, federal, state or provincial), ministry, body, department, agency, instrumentality or part of any of them, or any public international organization, or any state or government owned or controlled entity, agency, enterprise, joint venture, or partnership (including a partner or shareholder of such an enterprise); and
(ii)
any Public Official, where such payment, gift or promise would violate the Anti-Bribery Laws and Obligations.

In addition, Purchaser represents and warrants:

(iii)
with regard to operations and/or activities under this Agreement that Purchaser and, to its knowledge, its Related Persons have complied, and covenants that Purchaser and, to its knowledge, its Related Persons will comply, with Anti-Bribery Laws and Obligations and the related obligations applicable to Purchaser; and
(iv)
its payments to Vendor shall not constitute the proceeds of crime in contravention of anti- money laundering laws;
(aa)
Underwriting Agreement Representations and Warranties: The following representations and warranties (referred to below by reference to the section in the draft Underwriting Agreement provided by Purchaser to Vendor on February 17, 2025) to be made by Purchaser to the underwriters in the Underwriting Agreement to be signed in respect of the Bought Deal (the "Underwriting Agreement") shall be true and correct in all respects on the date of the Underwriting Agreement, and shall be true and correct in all material respects on the Closing Date, and Purchaser shall be deemed to have provided such representations and warranties to be made by Purchaser to the underwriters in such Underwriting Agreement to Vendor, and Vendor shall be entitled to rely thereon as if they were parties thereto:

(i)	Section 8(c)(iii);	(ix)	Section 8(c)(xliii);	(xvii)	Section 8(c)(lvi);
(ii)	Section 8(c)(xvi);	(x)	Section 8(c)(xlv);	(xviii)	Section 8(c)(lvii);
(iii)	Section 8(c)(xxii);	(xi)	Section 8(c)(xlvi);	(xix)	Section 8(c)(lxiii);
(iv)	Section 8(c)(xxv);	(xii)	Section 8(c)(xlviii);	(xx)	Section 8(c)(lxvii);
(v)	Section 8(c)(xxx);	(xiii)	Section 8(c)(xlix);	(xxi)	Section 8(c)(lxx);
(vi)	Section 8(c)(xxxii);	(xiv)	Section 8(c)(lii);	(xxii)	Section 8(c)(lxxi);
(vii)	Section 8(c)(xxxiv);	(xv)	Section 8(c)(liii);	(xxiii)	Section 8(c)(lxxiii);
(viii)	Section 8(c)(xli);	(xvi)	Section 8(c)(liv);	(xxiv)	Section 8(c)(lxxv); and

(xxv)
Section 8(c)(lxxvi).
(bb)
Purchaser Assets:

In respect of the Purchaser Assets:

(i)
Purchaser has made available to Vendor or its Related Persons all files and records (including lease files, contract files and correspondence and copies of leases and contracts but excluding title opinions) in its possession or control pertaining to the Purchaser Assets for which Vendor requested Purchaser to provide such documents for the purpose of Vendor's due diligence review and Purchaser has not knowingly withheld any information which would make anything contained in such records, documents and information erroneous or misleading;
(ii)
subject to the Permitted Encumbrances and the rents, covenants, conditions and stipulations in the Leases on the lessee's or holder's part thereunder to be paid, performed and observed, Vendor, from and after the Closing Time, may, for the remainder of the term of the Leases, take possession of and use the Purchaser Assets for its own use and benefit without any interruption by Purchaser or any of its Affiliates or any Person claiming by, through or under Purchaser or any of its Affiliates;
(iii)
Purchaser has not received any notice of default under Applicable Law or the Title Documents or any notice alleging its default or a default by a Third Party thereunder that relates to the Purchaser Assets, which default remains outstanding or unsatisfied in any material respect at the Closing Time;
(iv)
there are no Take or Pay Obligations affecting Purchaser's interests in and to the Purchaser Assets and no gas balancing or similar agreements pertaining to Petroleum Substances produced from the Lands or lands pooled or unitized with the Lands;
(v)
to Purchaser's knowledge, no Person has any ROFRs applicable to Purchaser's interest in the Purchaser Assets on the date of execution of this Agreement; and
(vi)
there are no financial commitments of Purchaser in excess of [dollar value] which are due or outstanding as of the date hereof or which may become due by virtue of matters occurring or arising prior to the date hereof in respect of the Purchaser Assets, other than usual operating expenses incurred in the normal conduct of operations.
6.4
Limitation Regarding Purchaser's Representations and Warranties
(a)
Each of Purchaser's representations and warranties set forth in Clause 6.3 is made as of the date of this Agreement and as of the Closing Date or, in each case, as of such other date or dates as specified therein.
(b)
Purchaser makes no representations or warranties except as expressly set forth in Clause 6.3, and Purchaser hereby expressly negates any representations or warranties by it (except those contained in Clause 6.3), whether contained in any information, memorandum or otherwise, whether provided to Vendor directly or through Purchaser's Related Persons, with respect to:

(i)
any data or information provided by Purchaser or its Related Persons or representatives to Vendor or its Related Persons or representatives, whether in writing, orally, electronically or otherwise;
(ii)
the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;
(iii)
the value of the Purchaser Assets or the future cash flow therefrom, including as a result of any past, present or future Losses and Liabilities, including Environmental Liabilities, pertaining to the Purchaser Assets;
(iv)
the title of Purchaser in and to the Purchaser Assets;
(v)
the quality, condition, fitness for any particular purpose or merchantability of any equipment or other tangible depreciable property included in the Purchaser Assets or of any of the Lands or any lands pooled or unitized therewith;
(vi)
the effectiveness, standing or condition of any miscellaneous interests forming part of the Purchaser Assets;

and Vendor hereby waives, all other representations or warranties relating to any such Person, property, circumstance or matter, regardless of whether made directly or indirectly, in verbal, written or electronic form, by Purchaser or any of Purchaser's Related Persons, or implied under or arising by operation of Applicable Law. Vendor acknowledges that it has only relied upon the representations and warranties contained in Clause 6.3 and not on any representations or warranties outside this Agreement.

(c)
Vendor confirms that Purchaser shall have no liability (whether under contract, tort, statute or otherwise) in respect of any statements, information, representations or warranties furnished or made by it or by its employees, agents or representatives other than those contained in Clause 6.3. Vendor acknowledges and confirms that except for the representations and warranties in Clause 6.3, it has performed its own due diligence and has relied, and will continue to rely, upon its own due diligence with respect to the Purchaser, including the state, condition, title and value of the Purchaser Assets. Vendor acknowledges and confirms that except for the representations and warranties set forth in Clause 6.3, it is acquiring the Purchaser Assets on an "as is, where is" basis and that it has performed its own due diligence and evaluations and that it has relied, and will continue to rely, upon its own due diligence and evaluations with respect to all matters pertaining to Purchaser, the Purchaser Assets and the Transaction.
6.5
Survival of Representations and Warranties

Subject to the provisions of Clause 12.8, the respective representations and warranties set forth in Clauses 6.1 and 6.3 shall, absent fraud, survive Closing for the 12-month period immediately following Closing; provided that in the case of the representation and warranty of Vendor in Clause 6.1(g), such representation and warranty shall, absent fraud, survive Closing until the date that is ninety (90) days after the date on which the relevant Governmental Authorities are no longer entitled to assess or reassess Vendor or Purchaser, as applicable, in respect of a taxation year or other fiscal period that ends on or before the Closing (the "Survival Period").

6.6
"Anti-Sandbagging"

Neither Party shall be liable under this Agreement for any Claims or Losses suffered, sustained, paid or incurred by the other Party after Closing that result from any inaccuracy in or breach of any representation or warranty in this Agreement if the Party seeking indemnification for such Claims and Losses had knowledge of such inaccuracy or breach at the time Closing occurs. In respect of the foregoing: (a) Purchaser shall be deemed to have actual knowledge of all facts, matters, events or circumstances expressly disclosed in the Data Room and Schedules A through H, M and X to this Agreement; and (b) Vendor shall be deemed to have knowledge of all matters in respect of the Purchaser Assets which Vendor had knowledge by virtue of being the operator of the Purchaser Assets or which Vendor ought to have had knowledge of if Vendor acted in accordance with the standards and practices that would reasonably be expected to be observed by an experienced and prudent operator of assets similar to the Purchaser Assets including by acting in compliance with good oil and gas industry practices and in compliance with Applicable Law.

6.7
Due Diligence
(a)
The Applicable Purchaser acknowledges that it has, prior to the execution of this Agreement:
(i)
been given an opportunity to review:
(A)
the Title Documents and the Applicable Vendor's files and records associated therewith;
(B)
the Applicable Vendor's records relating to the environmental condition of the Assets or the Purchaser Assets, and to conduct an independent environmental review of the Assets or the Purchaser Assets, as applicable; and
(C)
all public materials filed at Governmental Authorities relating to the Assets or the Purchaser Assets;
(ii)
satisfied itself in regard to both the Applicable Vendor's title to the Assets or the Purchaser Assets, as applicable, and all Environmental matters relating to the Assets or the Purchaser Assets, as applicable, including any past, present or future Environmental Liabilities.
(b)
Except to the extent arising from matters or things for which the Applicable Purchaser is entitled to indemnification pursuant to Clause 7.1 or 7.2, as applicable, for breach of the Applicable Vendor's representations and warranties, the Applicable Purchaser expressly waives all defects relating either to the Applicable Vendor's title to the Assets or the Purchaser Assets, as applicable, or to environmental matters relating to the Assets or the Purchaser Assets, as applicable, whether disclosed by the Applicable Purchaser's review or otherwise.

ARTICLE 7

INDEMNITIES FOR REPRESENTATIONS AND WARRANTIES

7.1
Vendor's Indemnities for Representations and Warranties

Subject to Clauses 7.7 and 12.8, if Closing occurs, the Vendor Parties shall be jointly and severally liable for all Losses and Liabilities suffered, sustained, paid or incurred by Purchaser or any of Purchaser's Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and keep harmless Purchaser and each of Purchaser's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, as a direct consequence of: (i) any representations or warranties contained in Clause 6.1 being untrue or incorrect; (ii) a breach by Vendor of any of its covenants contained in this Agreement; (iii) the Assumed Liabilities (with respect to the Purchaser Assets); or (iv) the Excluded Assets, provided that Vendor shall have no liability under this Clause 7.1:

(a)
absent gross negligence or wilful misconduct on the part of Vendor (or any of them) for any act or omission undertaken or omitted to be undertaken by Vendor (or any of them) or by a Third Party on Vendor's behalf that was undertaken or omitted to be undertaken at the request of or with the written consent of Purchaser; or
(b)
absent fraud, for any Losses, Liabilities or Claims arising as a consequence of any representations or warranties contained in Clause 6.1 being untrue or incorrect unless Purchaser, has provided written notice thereof in reasonable detail to Vendor within the applicable Survival Period.
7.2
Purchaser's Indemnities for Representations and Warranties

Subject to Clause 7.7 and 12.8, if Closing occurs, Purchaser, shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of Vendor's Related Persons and in addition and as an independent covenant, shall defend, indemnify and keep harmless Vendor and each of Vendors' Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, as a direct consequence of (i) any representations or warranties in Clause 6.3 being untrue or incorrect; (ii) any breach by Purchaser of any of its covenants contained in this Agreement or (iii) the Assumed Liabilities (with respect to the Assets), provided that, Purchaser shall have no liability under this Clause 7.2:

(a)
absent gross negligence or wilful misconduct on the part of Purchaser, for any act or omission undertaken or omitted to be undertaken by Purchaser or by a Third Party on Purchaser's behalf that was undertaken or omitted to be undertaken at the request of or with the written consent of Vendor; or
(b)
absent fraud, for any Losses, Liabilities or Claims that are a consequence of any representations or warranties in Clause 6.3 being untrue or incorrect unless Vendor has provided written notice thereof in reasonable detail to Purchaser within the applicable Survival Period.
7.3
Purchaser Future Obligations

From and after Closing, Purchaser shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of Vendor's Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and save harmless Vendor and each of Vendor's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it; which and to the extent, in either case, arise out of any matter or thing occurring, accruing or arising on and after the Adjustment Date and which relates to the Assets (excluding any Losses and Liabilities or

Claims that pertain to (i) breaches of Purchaser's representations and warranties in Clause 6.3 or covenants or agreements contained in this Agreement, which shall be dealt with under Clause 7.2 or (ii) any Environmental Liabilities, which shall be dealt with under Clause 7.5). Notwithstanding the foregoing in this Clause 7.3, nothing in this Clause 7.3 shall be construed so as to require Purchaser to be liable for or to indemnify Vendor or Vendor's Related Persons in connection with any such Losses and Liabilities or any such Claims to the extent arising from:

(a)
matters or things for which Purchaser is entitled to indemnification pursuant to Clause 7.1; or
(b)
the gross negligence or wilful misconduct of Vendor (or any of them); in each case, which Vendor shall retain and for which Vendor shall remain liable after the Closing.
7.4
Vendor Future Obligations

From and after Closing, Vendor shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Purchaser or any of Purchaser's Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and save harmless Purchaser and each of Purchaser's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it; which and to the extent, in either case, arise out of any matter or thing occurring, accruing or arising on and after the Adjustment Date and which relates to the Purchaser Assets (excluding any Losses and Liabilities or Claims that pertain to (i) breaches of Vendor's representations and warranties in Clause 6.1 or covenants or agreements contained in this Agreement, which shall be dealt with under Clause 7.1 or (ii) any Environmental Liabilities, which shall be dealt with under Clause 7.6). Notwithstanding the foregoing in this Clause 7.4, nothing in this Clause 7.4 shall be construed so as to require Vendor to be liable for or to indemnify Purchaser or Purchaser's Related Persons in connection with any such Losses and Liabilities or any such Claims to the extent arising from:

(a)
matters or things for which Vendor is entitled to indemnification pursuant to Clause 7.2; or
(b)
the gross negligence or wilful misconduct of Purchaser; in each case, which Purchaser shall retain and for which Purchaser shall remain liable after the Closing.
7.5
Purchaser's Environmental Indemnity

From and after Closing, Purchaser shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of Vendor's Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and save harmless Vendor and each of Vendor's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it which, in either case and to the extent, arise from all past, present and future Environmental Liabilities relating to the Assets. This assumption of liability and indemnity shall apply without limit and without regard to the negligence of Vendor or any of Vendor's Related Persons. The Parties acknowledge that the Purchase Price has taken into account all of the Environmental Liabilities and, accordingly, this assumption of liability and indemnity shall apply in respect of all of the Environmental Liabilities relating to the Assets. Purchaser hereby waives, and acknowledges and agrees that it shall not exercise, any right or remedy against Vendor or any of Vendor's Related Persons in respect to any such Environmental Liabilities that Purchaser may otherwise have under Applicable Law, including any right to name Vendor or any of Vendor's Related Persons as a party to any Claim commenced by Purchaser or by any Third Party in which Purchaser is a party. Notwithstanding the foregoing in this Clause 7.5 nothing in this Clause 7.5 shall be construed so as to require Purchaser to be liable for or to indemnify Vendor or any of Vendor's Related Persons in connection with any such Losses and Liabilities or any such Claims to the extent arising from matters or things for which Purchaser is entitled to indemnification pursuant to Clause 7.1 for breach of Vendor's representation and warranty in Clause 6.1(w).

7.6
Vendor's Environmental Indemnity

From and after Closing, Vendor shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Purchaser or any of Purchaser's Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and save harmless Purchaser and each of Purchaser's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it which, in either case and to the extent, arise from all past, present and future Environmental Liabilities relating to the Purchaser Assets. This assumption of liability and indemnity shall apply without limit and without regard to the negligence of Purchaser or any Purchaser's Related Persons. The Parties acknowledge that the Purchase Price has taken into account all of the Environmental Liabilities and, accordingly, this assumption of liability and indemnity shall apply in respect of all of the Environmental Liabilities relating to the Purchaser Assets. Vendor hereby waives, and acknowledges and agrees that it shall not exercise, any right or remedy against Purchaser or any of Purchaser's Related Persons in respect to any such Environmental Liabilities that Vendor may otherwise have under Applicable Law, including any right to name Purchaser or any of Purchaser's Related Persons as a party to any Claim commenced by Vendor or by any Third Party in which Vendor is a party. Notwithstanding the foregoing in this Clause 7.6 nothing in this Clause 7.6 shall be construed so as to require Vendor to be liable for or to indemnify Purchaser or any of Purchaser's Related Persons in connection with any such Losses and Liabilities or any such Claims to the extent arising from matters or things for which Vendor is entitled to indemnification pursuant to Clause 7.1 for breach of Purchaser's representation and warranty in Clause 6.3(u).

7.7
Limitation of Remedies
(a)
From and after Closing, the sole remedy available to:
(i)
Purchaser in respect to any of Vendor's representations and warranties set forth in Clause 6.1 being untrue or incorrect or a breach by Vendor of any of its covenants in this Agreement that are to be performed prior to or at the Closing Time shall be Vendor's assumption of liability and indemnity provided for in Clause 7.1 and Purchaser hereby releases and waives any and all other Claims or any other remedy or relief that it has or hereafter may have in this regard, whether arising at law, in equity or otherwise; and
(ii)
Vendor in respect to any of Purchaser's representations and warranties set forth in Clause 6.3 being untrue or incorrect or a breach by Purchaser of any of its covenants in this Agreement that are to be performed prior to or at the Closing Time shall be Purchaser's assumption of liability and indemnity provided in Clause 7.2 and Vendor hereby releases and waives any and all other Claims or any other remedy or relief that it has or hereafter may have in this regard, whether arising at law, in equity or otherwise.
(b)
Nothing in this Agreement shall be construed so as to require Vendor to be liable for or to indemnify Purchaser or any of Purchaser's Related Persons in respect of (i) any Consequential Losses that they suffer, sustain, pay or incur, (ii) any Losses and Liabilities or any Claims arising as a consequence of the negligence or wilful misconduct of Purchaser or any of Purchaser's Related Persons, or (iii) Losses and Liabilities suffered by Purchaser as a result of any Misrepresentation regarding the Assets or the Transaction in any Purchaser Disclosure Document unless such Misrepresentation is caused by the gross negligence, fraud or wilful misconduct of Vendor.
(c)
Nothing in this Agreement shall be construed so as to require Purchaser to be liable for or to indemnify Vendor or any of Vendor's Related Persons in respect of: (i) any Consequential Losses that they suffer, sustain, pay or incur; or (ii) any Losses and Liabilities or any Claims arising as a consequence of the negligence or wilful misconduct of Vendor or any of Vendor's Related Persons.

7.8
Procedures – General Indemnities
(a)
If a Party (the "Claiming Party") wishes to claim indemnification from the other Party (the "Indemnifying Party") hereunder the following shall apply:
(i)
Promptly after acquiring knowledge of the subject matter of the Claim or the Losses and Liabilities in respect of which the claim for indemnification is to be made (an "Indemnified Matter"), the Claiming Party shall provide notice thereof to the Indemnifying Party, provided that, failure to give such notice will not limit or lessen the right of the Claiming Party to indemnity under this Agreement except to the extent that the Indemnifying Party is prejudiced in its contest or defence of the Indemnified Matter as a result of such failure. Such notice shall describe the nature of the Indemnified Matter in reasonable detail and indicate, if reasonably ascertainable, the Claiming Party's good faith estimate of the amount for which the Indemnifying Party may be liable under this Agreement in respect of such Indemnified Matter.
(b)
If the Indemnified Matter relates to a Claim made or brought by a Third Party:
(i)
The Indemnifying Party shall have the right to participate in or to elect to assume control of the defence or dispute of any such Claim. Any such participation in or assumption of control of the defence or dispute of the Claim shall be at the Indemnifying Party's own expense and use counsel chosen by the Indemnifying Party. The Claiming Party shall provide all reasonable assistance that the Indemnifying Party may reasonably request in connection with such defence or dispute.
(ii)
The Claiming Party shall have the right to participate in the defence or dispute of any such Indemnified Matter using counsel of its own choice if representation of both the Claiming Party and the Indemnifying Party by the same counsel would be inappropriate due to conflicting interests of the two (2) Parties, including Claims that would be partially excluded from indemnification by the Indemnifying Party by virtue of another provision of this Agreement. The Indemnifying Party shall be liable for the costs of such additional counsel retained by the Claiming Party, but only to the extent that such costs pertain to the defence or dispute of the Indemnified Matter.
(iii)
The Claiming Party shall not settle or compromise, or propose to settle or compromise, any such Indemnified Matter without first obtaining the consent of the Indemnifying Party, provided that, such consent shall not be required if: (A) the Indemnifying Party denies or disputes that the particular Claim constitutes an Indemnified Matter and refuses to take responsibility for the defence or dispute thereof as provided above; (B) the Indemnifying Party fails to respond to any notice of the Indemnified Matter given by the Claiming Party in accordance with Clause 7.8(a)(i) within fifteen (15) days of receipt thereof by the Indemnifying Party; or (C) the Indemnifying Party either refuses or fails to defend or dispute such Indemnified Matter after assuming responsibility for the defence or dispute thereof as provided above. In each such a case, the Claiming Party shall be entitled to defend, dispute, settle or compromise such a Claim by a Third Party in any manner it determines to be appropriate, acting reasonably and in good faith, subject to any limitations set forth in this Agreement.
(iv)
If the Indemnified Matter relates to Losses or Liabilities directly suffered, sustained, paid or incurred by the Claiming Party or any of the Claiming Party's Related Persons, the Indemnifying Party shall respond to the Claiming Party as to whether the Indemnifying

Party accepts liability for such Indemnified Matter within thirty (30) days of receipt of the Claiming Party's notice given in accordance with Clause 7.8(a)(i) and:
(A)
if the Indemnifying Party does not respond within such 30-day period, the Indemnifying Party shall be deemed to have accepted its liability for such Indemnified Matter;
(B)
if the Indemnifying Party accepts its liability for such Indemnified Matter, the Indemnifying Party shall discharge its liability to indemnify the Claiming Party within ten (10) days after the end of the initial 30-day notice period; and
(C)
if the Indemnifying Party disputes whether the particular Losses and Liabilities constitute an Indemnified Matter or the amount of such Losses or Liabilities for which the Indemnifying Party is liable within such 30-day period, or if the Indemnifying Party accepts or is deemed to have accepted liability for such Indemnified Matter, but fails to discharge such liability within the specified period, the Claiming Party shall be free to seek to enforce its right to indemnification in respect of such Indemnified Matter under this Agreement in any manner that it deems appropriate.
(v)
If the Indemnifying Party has paid an amount in respect of an Indemnified Matter pursuant to this Agreement, then: (i) the Indemnifying Party will be subrogated to all and any Claims that the Claiming Party may have relating thereto without any further action; (ii) the Claiming Party, without limiting its rights to the indemnity under this Agreement, shall provide any reasonable assistance that the Indemnifying Party may reasonably request in order to permit the Indemnifying Party to pursue such Claims; and (iii) if the Claiming Party is subsequently reimbursed by any Person or from any source other than the Indemnifying Party in respect of the Indemnified Matter, the Claiming Party shall promptly pay to the Indemnifying Party any such amounts so received by it, up to the amount received from the Indemnifying Party in respect of such Indemnified Matter.

ARTICLE 8

EMPLOYEES AND INDEPENDENT CONTRACTORS

8.1
Employee and Independent Contractor Disclosure
(a)
Vendor shall deliver [redacted] to Purchaser within two (2) Business Days of the execution and delivery of this Agreement and Vendor shall, if necessary, within sixteen (16) days before Closing, deliver to Purchaser an update to [redacted] excluding any Independent Contractors who have ceased providing services to Vendor since the date of [redacted] and excluding any Employees who have retired, been terminated with cause, or resigned since the date of [redacted].
(b)
Vendor shall use commercially reasonable efforts to facilitate interviews between Purchaser and Employees and Independent Contractors, to the extent practicable, if requested by Purchaser prior to the time by which Purchaser must provide Vendor with the proposed form of Employment Offers set forth in Clause 8.2(b).
8.2
Offers

[Provisions relating to employee offers by Purchaser]

8.3
Vendor Responsibility, Liability and Indemnity
(a)
Vendor shall pay to all Accepting Employees, on or shortly following the Closing Time all compensation (including accrued vacation, wages, and overtime) earned and accrued up to and including the Closing Time, and shall pay to all Accepting Employees all amounts owing for 2024 incentives or bonuses.
(b)
Subject to the other provisions of this Article 8 and subject to Closing occurring, Vendor is responsible for and shall indemnify and hold Purchaser harmless from and against all Losses and Liabilities with respect to any obligations, including without limitation, obligations to reimburse costs and expenses or obligations in respect of salaries, wages, bonuses, accrued overtime, vacation pay, holiday pay, expense reimbursement and Benefit Plan entitlements relating to the employment of all Employees with Vendor prior to the Closing Date.
8.4
Purchaser Responsibility, Liability and Indemnity

Subject to the other provisions of this Article 8 and subject to Closing occurring, Purchaser is responsible for and shall indemnify and hold harmless Vendor from and against any and all Losses and Liabilities (including without limitation, wrongful dismissal or constructive dismissal claims) with respect to any obligations, including, without limitation, obligations to reimburse costs and expenses or obligations in respect of:

(a)
salaries, wages, bonuses, accrued overtime, vacation pay, holiday pay, expense reimbursement and Benefit Plan entitlements relating to the employment of Accepting Employees on or after the Closing Date;
(b)
all notice of termination, pay in lieu of notice, termination pay, severance pay, amounts for loss of benefits or other amounts, workers compensation claims, whether pursuant to statute, common law, equity or otherwise, arising or incurred after the Closing Time with respect to any Accepting Employee;
(c)
any and all engagement of any Independent Contractor who accepts an offer of engagement from Purchaser on or after the Closing Date and relating to compensation owing to such Independent Contractor that accrues and arises on or after the Closing Time; and
(d)
any and all employment of Accepting Employees with Purchaser that arises on or after the Closing Time.
8.5
Non-Solicitation

[Non-solicitation provisions redacted]

8.6
Privacy Obligations
(a)
In addition to any other obligations of Purchaser with respect to proprietary and/or Confidential Information, Purchaser warrants and agrees that it shall comply, and shall ensure its employees, agents and representatives comply, with all Applicable Law that pertain to the collection, use, disclosure, retention, destruction and/or storage of any Personal Information ("Privacy Laws"), or any similar law governing the collection, use, disclosure, retention, destruction and/or storage of any Personal Information in respect of the Employees, that is or has been conveyed, disclosed to or otherwise acquired by Purchaser in connection with this Agreement. Purchaser shall use appropriate security measures to safeguard all Personal Information conveyed, transferred or disclosed to it, and to protect it against accidental or unauthorized access, use, destruction or disclosure.
(b)
The Parties agree that the Transaction constitutes a "business transaction" within the meaning of Privacy Laws.
(c)
Purchaser covenants and agrees to: (i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Personal Information in respect of the Employees solely for the purpose of reviewing and completing the transactions contemplated herein, including determining whether to complete such transactions; (ii) after the completion of the transactions contemplated herein, collect, use and disclose such Personal Information only for those purposes for which the Personal Information was initially collected from, or in respect of, the individual to which such Personal Information relates (including the Employees), or for the completion of the transactions contemplated herein, unless (A) Vendor or Purchaser has first notified such individual of such additional purpose, and where required by Privacy Laws, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by law, without notice to, or consent from, such individual; (iii) where required by Privacy Laws, promptly notify the individuals to whom the Personal Information relates that the transactions contemplated herein have taken place and that the Personal Information has been disclosed to Purchaser; (iv) immediately and securely return or destroy the Personal Information, at the option of Vendor, should the transactions contemplated herein not be completed; and (v) notwithstanding any other provision herein, where the disclosure or transfer of Personal Information to Purchaser requires the consent of, or the provision of notice to, the individual to which such Personal Information relates, to not require or accept the disclosure or transfer of such Personal Information until Vendor has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Privacy Laws, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by applicable Privacy Laws.
(d)
Upon request, Vendor shall use commercially reasonable efforts to advise Purchaser of the material purposes for which the Personal Information was initially collected from or in respect of the individual to which such Personal Information relates and of any other material purposes for which the Personal Information was used or disclosed, where Vendor has notified the individual of such additional purpose, and where required by applicable Privacy Laws, obtained the consent of such individual to such use or disclosure.

ARTICLE 9

PRE-CLOSING PERIOD

9.1
Operations

During the Pre-Closing Period, the Applicable Vendor will maintain the Assets or the Purchaser Assets, as applicable, in a prudent manner in accordance with good oil field practices and all Applicable Law; provided that, Vendor shall continue to carry out its 2025 Development Program, unless otherwise requested by Purchaser in writing, on the Assets, including initiating and incurring capital expenditures in respect of the same; provided further that, subject to the foregoing, nothing in this Article 9 shall require the Applicable Vendor to initiate any capital expenditures or incur other expenses other than operating expenditures in the ordinary course of business. Subject to the foregoing sentence, the Applicable Vendor shall comply with all of its obligations with respect to the Assets or the Purchaser Assets, as applicable, under the Title Documents and Material Contracts, will pay when due all expenses and other amounts payable in respect of the Assets or the Purchaser Assets, as applicable, during the Pre-Closing Period and will maintain any insurance it holds respecting the Assets or the Purchaser Assets, as applicable, until

Closing. The Applicable Vendor will not be required to obtain additional insurance respecting the Assets or the Purchaser Assets, as applicable, during the Pre-Closing Period.

9.2
Administration of Assets

The Applicable Vendor shall retain the responsibility for administration of the Assets or the Purchaser Assets, as applicable, for all periods of time prior to the Closing Time. For the purpose of this Clause 9.2 the expression "administration" shall mean responsibility for joint venture billing, payment of lease rentals, computation and payment of royalties, filing of production reports with appropriate Governmental Authorities and other similar administrative activities.

9.3
AFEs and Other Material Commitments
(a)
During the Pre-Closing Period, Vendor will provide to Purchaser copies of all AFEs, notices and mail ballots that Vendor receives respecting the Assets and, notwithstanding Clause 9.1, Vendor will not, without the prior written consent (or deemed consent in accordance with the terms hereof) of Purchaser, which consent shall not be unreasonably withheld or delayed:
(i)
assume any new obligation or commitment respecting the Assets, not approved in an AFE set forth in Schedule "E", or otherwise estimated to exceed [dollar value], except: (i) for amounts that Vendor is committed to expend or is deemed to authorize under the Title Documents without its specific authorization or approval; or (ii) to the extent that Vendor reasonably determines that those expenditures or actions are necessary for the protection of life and property, provided that Vendor will promptly notify Purchaser of any such expenditure or action;
(ii)
sell, transfer or otherwise dispose of any of the Assets, except for: (i) sales of Petroleum Substances reasonably made by Vendor in the ordinary course of business under sales arrangements permitted herein; or (ii) to the extent required to comply with any ROFR;
(iii)
surrender or abandon any of the Assets or relinquish operatorship with respect to any of the Assets for which Vendor (or any of them) (or any of its Affiliates) is named operator;
(iv)
amend any of the Title Documents (other than for processing of assignments by Third Parties in the ordinary course of business), terminate any of the Title Documents, enter into any new agreement or settlement respecting the Assets or vote on any mail ballot or other similar notice issued under the Title Documents; or
(v)
create any Encumbrance on any part of the Assets (other than Permitted Encumbrances).
(b)
For the purposes of this Clause 9.3, Purchaser's consent shall be deemed to have been provided if: (i) the matters referred to in this Clause 9.3 are identified or described in this Agreement; (ii) in respect of which Purchaser's consent in writing has been obtained; or (iii) if Vendor has requested prior written consent or approval for the same from Purchaser, but Purchaser has not delivered written notice of its consent or approval or written notice that it is withholding its consent or approval, within five (5) Business Days of such request from Vendor.
(c)
Prior to the Closing Date, without the written consent of Vendor, Purchaser shall not, and shall not be entitled to, propose to Vendor, or to cause Vendor to propose to others, or require Vendor to undertake, the conduct of any operations on the Lands or the exercise of any right or option relative to the Assets.

(d)
Vendor shall not, and shall not authorize or permit any of its Related Persons, consultants, or any financial advisor, expert or other representative retained by it to:
(i)
solicit, initiate or encourage (including, by way of furnishing information) any inquiry or the making of any proposal or offer (orally or in writing) to Vendor from any Person which constitutes, or may reasonably be expected to lead to a direct or indirect sale of any of the Assets or any other transaction, the consummation of which would or could reasonably be expected to impede or materially delay the consummation of the Transaction or materially reduce the benefits to Purchaser of the Transaction, (any such inquiry or proposal in respect of any of the foregoing being an "Asset Acquisition Proposal"); or
(ii)
enter into or participate in any discussions or negotiations regarding an Asset Acquisition Proposal, or furnish to any other Person any information with respect to the business, properties or operations of the Assets (except in the ordinary course of business unrelated to an Asset Acquisition Proposal) or an Asset Acquisition Proposal.
9.4
Covenants of Purchaser
(a)
During the Pre-Closing Period, Purchaser shall not, without the prior written consent of Vendor, which consent shall not be unreasonably withheld or delayed by Vendor:
(i)
amend its constating documents;
(ii)
other than with respect to its normal course monthly dividend declaration of $0.015 per Purchaser Share, declare, set aside or pay any dividend, reduction of capital or other distribution or make any other payment or distribution (whether in cash, shares or property) in respect of its outstanding securities;
(iii)
split, consolidate or reclassify any of the Purchaser Shares;
(iv)
undertake any capital reorganization;
(v)
redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities, other than in connection with the settlement of incentive securities issued by Purchaser pursuant to (and in accordance with the terms of) Purchaser's equity compensation plans;
(vi)
reduce the stated capital of Purchaser or any of the outstanding Purchaser Shares;
(vii)
adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, reorganization or winding-up of Purchaser;
(viii)
except as contemplated by the Debt Commitment Letter or the borrowing of funds pursuant to Purchaser's existing debt facilities, Purchaser will not, without the prior written consent of Vendor, which consent will not be unreasonably withheld, conditioned or delayed, incur any amount of indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other Person, or make any loans or advances; and
(ix)
pursue, complete or agree to complete any acquisition or disposition either by purchase of shares, securities or assets, contributions of capital, property transfer, amalgamation, merger or arrangement, except, subject to Clause 5.4(h), for acquisitions not to exceed

[dollar value] in the aggregate, or asset dispositions not to exceed [dollar value] in the aggregate.
(b)
During the Pre-Closing Period, Purchaser shall make all necessary filings and applications under Applicable Laws, including Canadian Securities Laws, required to be made on the part of Purchaser in connection with the Transaction and the issuance of the Share Consideration, including in connection with obtaining the TSX Approval and obtaining the approval of the Issuance Resolution (and shall keep Vendor apprised of all material developments in connection therewith and provide copies of all material correspondence, applications and other documents to Vendor relating thereto), and shall take all reasonable action necessary to be in compliance with such Applicable Laws and Canadian Securities Laws.
(c)
Purchaser will cause to be taken all necessary corporate action to allot and reserve for issuance the Share Consideration, and for such Share Consideration to be freely tradeable immediately after issuance, except as provided by Canadian Securities Laws and the Investor Rights Agreement. Purchaser shall promptly apply to the TSX for conditional approval of the issuance and listing of the Share Consideration, and shall use commercially reasonable efforts to obtain such conditional approval with five (5) Business Days of the date of this Agreement, subject to the satisfaction by Purchaser of the customary conditions as specified by the TSX, and Purchaser will use its commercially reasonable efforts to promptly satisfy all such conditions. Purchaser and Vendor each acknowledge and agree that the Share Consideration will be issued without the requirement for a prospectus under Canadian Securities Laws. The Share Consideration will, subject to Canadian Securities Laws and the Investor Rights Agreement, be freely tradeable by the holder thereof immediately after issuance.
(d)
During the Pre-Closing Period, Purchaser shall:
(i)
promptly provide Vendor with notice of any Claims or Material Adverse Change in relation to Purchaser; and
(ii)
consult with Vendor, and keep Vendor informed, in respect of Purchaser's ongoing business, operations, financial condition, assets, liabilities and affairs and keep Vendor apprised of all material developments relating thereto (and without limitation, Purchaser shall provide monthly updates to Vendor regarding Purchaser's licensee capability assessment scorecard).
(e)
During the Pre-Closing Period Purchaser will not, without the prior written consent (or deemed consent in accordance with the terms hereof) of Vendor which consent shall not be unreasonably withheld or delayed:
(i)
assume any new obligation or commitment respecting the Purchaser Assets, if Purchaser's share of the associated expenditure is estimated to exceed [dollar value], except: (i) for amounts that Purchaser is committed to expend or is deemed to authorize under the Title Documents without its specific authorization or approval; or (ii) to the extent that Purchaser reasonably determines that those expenditures or actions are necessary for the protection of life and property, provided that Purchaser will promptly notify Vendor of any such expenditure or action;
(ii)
sell, transfer or otherwise dispose of any of the Purchaser Assets, except for: (i) sales of Petroleum Substances reasonably made by Purchaser in the ordinary course of business under sales arrangements permitted herein; or (ii) to the extent required to comply with any ROFR;

(iii)
surrender or abandon any of the Purchaser Assets or relinquish operatorship with respect to any of the Purchaser Assets for which Purchaser (or any of its Affiliates) is named operator;
(iv)
amend any of the Title Documents (other than for processing of assignments by Third Parties in the ordinary course of business), terminate any of the Title Documents, enter into any new agreement or settlement respecting the Purchaser Assets or vote on any mail ballot or other similar notice issued under the Title Documents; or
(v)
create any Encumbrance on any part of the Purchaser Assets (other than Permitted Encumbrances).
(f)
During the Pre-Closing Period:
(i)
Purchaser shall use reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the proceeds of the Financings on the terms and conditions described in the Financing Agreements by no later than the Closing Time, and shall not permit, without the prior written consent of Vendor, any amendment or modification to be made to, or any waiver or release of any provision or remedy to be made under, the Financing Agreements or any definitive agreement or documentation in connection therewith (including any fee letter) if such amendment, modification, waiver or release would (i) reduce the aggregate amount of the Financings to an amount below that which would be required for Purchaser to effect payment in full of the Cash Consideration on Closing, or (ii) impose new or additional conditions precedent to the availability of the Financings in a manner which would reasonably be expected to impair, prevent or materially delay the consummation of the Financings or the consummation of the transactions contemplated by this Agreement, or (iii) adversely impact the ability of Purchaser to enforce its rights against the other parties to the Financing Agreements or any definitive agreements or documentation with respect thereto. Notwithstanding the foregoing, Purchaser may amend, restate, or amend and restate the Financing Agreements to add lenders, lead arrangers, bookrunners, underwriters, syndication agents or similar entities, as applicable, that have not executed the Financing Agreements as of the date hereof. Purchaser shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letter or the underwriters under the Bought Deal Letter, except for assignments and replacements of an (x) individual lender under the terms of, and only in connection with, the syndication of the Debt Financing pursuant to the Debt Commitment Letter, and (y) individual underwriters under the terms of, and only in connection with, the syndication of the Bought Deal pursuant to the Bought Deal Letter. For purposes of this Agreement, (1) references to "Debt Financing" shall include the financings contemplated by the Debt Commitment Letter as permitted to be amended or modified by this Clause 9.4(f)(i) (including any alternative financing obtained in accordance with this Clause 9.4(f)) and references to "Debt Commitment Letter" shall include such documents as permitted to be amended or modified by this Clause 9.4(f)(i) (including any alternative financing obtained in accordance with this Clause 9.4(f)), and (2) references to "Bought Deal" shall include the financing contemplated by the Bought Deal Letter as permitted to be amended or modified by this Clause 9.4(f)(i) (including any alternative financing obtained in accordance with this Clause 9.4(f)) and references to "Bought Deal Letter" shall include such documents as permitted to be amended or modified by this Clause 9.4(f)(i) (including any alternative financing obtained in accordance with this Clause 9.4(f));

(ii)
without limiting the generality of Clause 9.4(f)(i), Purchaser shall use reasonable best efforts, and shall cause each its Affiliates to: (i) maintain in effect the Financing Agreements; (ii) satisfy (or obtain waiver of), on a timely basis, all conditions, covenants, terms, representations and warranties in the Financing Agreements (and any definitive documentation related thereto) at or prior to the Closing and otherwise comply with its obligations thereunder; (iii) enter into definitive agreements and documentation with respect to the Financings as soon as reasonably practicable but in any event prior to the Closing, on the terms and conditions (including the flex provisions contained in any fee letter in respect of the Debt Financing) contemplated by the Financing Agreements; (iv) consummate the Financings on or prior to the Closing Time; (v) enforce its rights under the Financing Agreements (and any definitive documentation related thereto); and (vi) cause the lenders or underwriters, as applicable, to fund by no later than the Closing Time, the Financings contemplated to be funded on the Closing Date by the Financing Agreements (or such lesser amount as may be required to consummate the transactions contemplated hereby). Purchaser will deliver to Vendor true, correct and complete copies (provided that such copies may be subject to customary redactions with respect to rates, fee amounts, economic terms and "market flex" provisions and other confidential or commercially sensitive information) of any executed definitive agreements and documentation entered into in connection with the Financings promptly when available;
(iii)
Purchaser will keep Vendor informed with respect to all material activity concerning the status of the Financings and will give Vendor prompt notice of any material change in or with respect to the Financings. Without limiting the generality of the foregoing, Purchaser shall give Vendor prompt notice: (i) of any material breach, threatened (in writing) material breach or material default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or material default) by any party to a financing or definitive document related to a Financing of which Purchaser becomes aware; (ii) of the receipt of any written notice or other written communication from any party to a Financing with respect to any actual or potential material breach, material default, termination or repudiation by any party to a Financing or any definitive document related to a Financing or a request for amendments or waivers thereto that are or could be reasonably expected to be adverse to the timely completion of a Financing; (iii) if for any reason Purchaser believes in good faith that it will not be able to obtain all or any portion of the Financings on the terms, in the manner or from the sources contemplated by the Financings or the definitive documents related to the Financings including if Purchaser has any reason to believe that it will be unable to satisfy, on a timely basis, any term or condition to the availability of the Financings or any definitive document related to the Financings; and (iv) if the Financings or the definitive documents related to the Financings will expire or be terminated for any reason. As soon as reasonably practicable, but in any event within two (2) Business Days after the date Vendor delivers to Purchaser a written request, Purchaser shall provide any information reasonably requested by Vendor relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence;
(iv)
if any portion of the Financings becomes unavailable or could reasonably be expected to become unavailable in the manner or from the sources contemplated in the Financing Agreements (including the flex provisions contained in any fee letter in respect of the Debt Financings), Purchaser shall use reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on a basis that is not subject to any new or additional conditions precedent not contained in the Financing Agreements and otherwise on terms and conditions (including flex provisions contained in any fee letter in respect of the Debt Financing) not materially less favourable from the perspective of Vendor taken as a whole than the terms and conditions contained in the Financing Agreements and deliver to Vendor true, correct and complete copies (provided that such copies may be subject to customary redactions with respect to rates, fee amounts, economic terms and "market flex" provisions and other confidential or commercially sensitive information) of such alternative commitments when available.
(g)
For the purposes of this Clause 9.4, Vendor's consent shall be deemed to have been provided if: (i) the matters referred to in this Clause 9.4 are identified or described in this Agreement; (ii) in respect of which Vendor's consent in writing has been obtained; or (iii) if Purchaser has requested prior written consent or approval for the same from Vendor, but Vendor has not delivered written notice of its consent or approval or written notice that it is withholding its consent or approval, within five (5) Business Days of such request from Purchaser.
(h)
Prior to the Closing Date, without the written consent of Purchaser, Vendor shall not, and shall not be entitled to, propose to Purchaser, or to cause Purchaser to propose to others, or require Purchaser to undertake, the conduct of any operations or the exercise of any right or option relative to the Purchaser Assets.
9.5
Purchaser Non-Solicitation
(a)
During the Pre-Closing Period, Purchaser shall:
(i)
not, directly or indirectly, including through its Related Persons:
(A)
make, initiate, solicit, or knowingly encourage or facilitate (including by way of furnishing or affording access to confidential information or any site visit), any inquiry, proposal or offer with respect to a Purchaser Acquisition Proposal or that could reasonably be expected to constitute or lead to a Purchaser Acquisition Proposal;
(B)
participate directly or indirectly in any discussions or negotiations with, furnish confidential information to, any person (other than the Vendor Parties) regarding a Purchaser Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to a Purchaser Acquisition Proposal;
(C)
accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Purchaser Acquisition Proposal, or remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree, approve or recommend any Purchaser Acquisition Proposal;
(D)
make a Purchaser Change of Recommendation; or
(E)
accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Purchaser Acquisition Proposal (other than an Acceptable Purchaser Confidentiality Agreement in accordance with Clause 9.5(c));
(ii)
cause its Related Persons to, immediately cease and terminate any existing solicitation, encouragement, discussion, negotiation or other activities with any person (other than the Vendor Parties and their Related Persons) with respect to any Purchaser Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to a Purchaser Acquisition Proposal and, in connection therewith, Purchaser will (A) immediately discontinue access to and disclosure of any of its confidential information, including access to any data room, virtual or otherwise, to any Person (other than access by Vendor Parties and their Related Persons), and (B) within two (2) Business Days of the date of this Agreement, request, and exercise all rights it has to require (1) the return or destruction of all copies of any confidential information regarding Purchaser or any of its Affiliates provided to any Person other than the Vendor Parties or their Affiliates since January 1, 2024, and (2) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Purchaser or any of its Affiliates, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with to the extent Purchaser or any of its Affiliates is entitled; or
(iii)
promptly (and, in any event, within 24 hours of receipt by Purchaser) notify the Vendor Parties, at first orally and thereafter in writing, of any Purchaser Acquisition Proposal (whether or not in writing) received by Purchaser, any inquiry received by Purchaser that could reasonably be expected to constitute or lead to a Purchaser Acquisition Proposal, or any request received by Purchaser for non-public information relating to Purchaser in connection with a Purchaser Acquisition Proposal or for access to the properties, books or records of Purchaser by any person that informs Purchaser that it is considering making a Purchaser Acquisition Proposal, including a copy of the Purchaser Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Purchaser Acquisition Proposal, inquiry or request, and promptly provide to Vendor such other information concerning such Purchaser Acquisition Proposal, inquiry or request as Vendor may reasonably request, including all material or substantive correspondence relating to such Purchaser Acquisition Proposal.
(b)
Purchaser represents and warrants that, in the six months prior to the date of this Agreement, it has not waived or amended any confidentiality, standstill, non-disclosure or similar agreements, restrictions or covenants to which it or its subsidiaries is party. Purchaser agrees (i) not to, without the prior written consent of the Vendor Parties, release any persons from, or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that Purchaser entered into prior to the date hereof, and (ii) to promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non- solicitation and similar covenants that it has entered into prior to the date hereof or enters into after the date hereof.
(c)
Notwithstanding anything to the contrary contained in Clause 9.5(a), in the event that Purchaser receives a bona fide written Purchaser Acquisition Proposal from any person after the date of this Agreement and prior to the approval of the Issuance Resolution by Purchaser Shareholders that did not result from a breach of Clause 9.5(a), and subject to Purchaser's compliance with Clause 9.5(a)(iii), Purchaser may (i) furnish or provide access to or disclosure of information with respect to it to such Person pursuant to an Acceptable Purchaser Confidentiality Agreement, if and only if (x) Purchaser provides a copy of such Acceptable Purchaser Confidentiality Agreement to the Vendor Parties promptly following its execution, (y) such Person was not restricted from making such Purchaser Acquisition Proposal pursuant to an existing standstill or similar restriction, and (z) Purchaser promptly (and in any event within one day) provides to the Vendor Parties any non- public information concerning Purchaser that is provided to such Person which was not previously provided to the Vendor Parties, and (ii) engage in or participate in any discussions or negotiations regarding such Purchaser Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (i) or (ii) above, the Purchaser Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Purchaser Acquisition

Proposal would, if consummated in accordance with its terms, constitute a Purchaser Superior Proposal.
(d)
Notwithstanding Clause 9.5(a), in the event Purchaser receives a Purchaser Acquisition Proposal that constitutes a Purchaser Superior Proposal from any Person after the date hereof and prior to the Meeting, then, the Purchaser Board may make and publicly announce a Permitted Disclosure, if but only if:
(i)
Purchaser has given written notice to the Vendor Parties that it has received such Purchaser Acquisition Proposal and that the Purchaser Board has determined that (x) such Purchaser Acquisition Proposal constitutes a Purchaser Superior Proposal and (y) the Purchaser Board intends to make a Permitted Disclosure and, if applicable, a written notice from the Purchaser Board regarding the value or range of values in financial terms that the Purchaser Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered in the Purchaser Superior Proposal;
(ii)
a period of five full Business Days (such period being the "Purchaser Superior Proposal Notice Period") shall have elapsed from the later of the date Vendor received the notice from Purchaser referred to in Clause 9.5(d)(i) and, if applicable, the notice from the Purchaser Board with respect to any non-cash consideration as contemplated in Clause 9.5(d)(i), and the date on which Vendor received the summary of material terms and copies of agreements and supporting materials set out in Clause 9.5(a)(iii);
(iii)
Purchaser has complied and continues to be in compliance in all material respects with this Clause 9.5;
(iv)
the Person making the Purchaser Superior Proposal was not restricted from making such Purchaser Superior Proposal pursuant to an existing standstill or similar restriction;
(v)
the Meeting has not been cancelled, postponed or adjourned (except as required under Clause 9.5(f) or Clause 9.8(c)(ii)) and Purchaser undertakes to the Vendor Parties not to do any of the foregoing, except, in each case, as requested by Vendor or as otherwise permitted hereunder, and to not call any other meeting in respect of any Purchaser Acquisition Proposal until the Meeting has taken place, and if the Meeting has not been called, Purchaser calls the Meeting as contemplated in this Agreement and undertakes to hold the Meeting in accordance with this Agreement;
(vi)
during any Purchaser Superior Proposal Notice Period, Vendor has had the opportunity (but not the obligation), in accordance with Clause 9.5(e), to offer to amend this Agreement and the Transaction in order for such Purchaser Acquisition Proposal to cease to be a Purchaser Superior Proposal; and
(vii)
after the Purchaser Superior Proposal Notice Period, the Purchaser Board shall have determined in good faith, (A) after consultation with its financial advisors and outside legal counsel, that the Purchaser Acquisition Proposal remains a Purchaser Superior Proposal (if applicable, as compared to the Transaction as proposed to be amended by the Vendor Parties under Clause 9.5(e)) and (B) after consultation with its outside legal counsel, that the failure to make a Permitted Disclosure with respect to such Purchaser Superior Proposal would be inconsistent with the Purchaser Board's fiduciary duties.
(e)
The Purchaser acknowledges and agrees that during the Purchaser Superior Proposal Notice Period or such longer period as the Purchaser may approve for such purpose, Vendor shall have the right, but not the obligation, to propose to amend the terms of this Agreement and the Transaction in accordance with this Clause 9.5(e). The Purchaser Board will review in good faith any offer made by the Vendor Parties to amend the terms of this Agreement and the Transaction in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Purchaser Acquisition Proposal that previously constituted a Purchaser Superior Proposal ceasing to be a Purchaser Superior Proposal. If the Purchaser Board determines that such Purchaser Acquisition Proposal would cease to be a Purchaser Superior Proposal as a result of the amendments proposed by the Vendor Parties, Purchaser will forthwith so advise the Vendor Parties and the Parties will amend the terms of this Agreement and the Transaction to reflect such offer made by the Vendor Parties, and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing.
(f)
Each successive modification of any Purchaser Acquisition Proposal shall constitute a new Purchaser Acquisition Proposal for the purposes of Clause 9.5(d) and shall require a new five (5) full Business Day Purchaser Superior Proposal Notice Period from the date described in Clause 9.5(d)(ii) with respect to such new Purchaser Acquisition Proposal. In circumstances where Purchaser provides the Vendor Parties with notice of a Purchaser Superior Proposal and all documentation contemplated by Clause 9.5(d)(i) on a date that is less than 10 Business Days prior to the Meeting, Purchaser shall, upon request from the Vendor Parties, adjourn or postpone the Meeting in accordance with the terms of this Agreement to a date that is not more than 10 days after the scheduled date of such Meeting, provided, however, that the Meeting shall not be adjourned or postponed to a date later than the tenth (10th) Business Day prior to the Outside Date.
(g)
The Purchaser Board shall reaffirm the Purchaser Board Recommendation by news release promptly after: (i) the Purchaser Board has determined that any Purchaser Acquisition Proposal is not a Purchaser Superior Proposal if the Purchaser Acquisition Proposal has been publicly announced or made; or (ii) the Purchaser Board makes the determination referred to in Clause 9.5(e) that a Purchaser Acquisition Proposal that has been publicly announced or made and which previously constituted a Purchaser Superior Proposal has ceased to be a Purchaser Superior Proposal, and the Parties have so amended the terms of this Agreement and the Transaction. The Vendor Parties and their outside legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such news release and Purchaser shall give reasonable consideration to all amendments to such press release requested by the Vendor Parties and their outside legal counsel.
(h)
Without limiting the generality of the foregoing:
(i)
Purchaser agrees that its obligations to hold the Meeting shall not be affected by the making of a Permitted Disclosure; and
(ii)
Purchaser shall ensure that its Related Persons are aware of the provisions of this Clause 9.5, and Purchaser shall be responsible for any breach of this Clause 9.5 by any of its Related Persons.
9.6
Rights of First Refusal
(a)
Vendor has identified in Schedule "H" the ROFRs that, subject to the availability of any exemptions as a result of the Transaction, are applicable in respect of this Transaction, if any. Within ten (10) Business Days of the date hereof, Purchaser shall advise Vendor in writing of (i) those ROFRs which Purchaser considers triggered and not otherwise exempt as a result of the Transaction; and (ii) Purchaser's bona fide allocations of value for the Assets that are subject to such ROFRs (each a "ROFR Notice Value"). Vendor shall comply with the applicable provisions of such ROFRs and shall courier notices to the Third Parties (and Purchaser, if applicable) holding such rights no later than two (2) Business Days after it receives the ROFR Notice Values using the ROFR Notice Values. Unless otherwise agreed by Purchaser, each such notice shall include a request for a waiver of the applicable ROFR. Vendor shall notify Purchaser in writing forthwith upon each Third Party exercising or waiving a ROFR.
(b)
If a ROFR is identified after the date of execution of this Agreement, whether before or after Closing, the provisions set forth in Clause 9.6(a) shall apply.
(c)
If a ROFR is exercised by a Third Party
(i)
before Closing:
(A)
the Assets subject to such ROFR shall thereafter cease to be included in the Transaction;
(B)
the Cash Consideration will be reduced by the ROFR Notice Value; and
(ii)
after Closing:
(A)
Purchaser shall re-convey the Assets subject to such ROFR to Vendor;
(B)
Vendor shall pay Purchaser the ROFR Notice Value for such Assets plus the portion of the Interest Amount attributable to such ROFR Notice Value; and
(C)
the adjustments set out in Clauses 3.1 that were previously made shall be reversed with respect to the Assets which Purchaser re-conveys to Vendor, and in each case the following will be reduced by such ROFR Notice Value:
(iii)
the Purchase Price;
(iv)
the portion of the Purchase Price allocated to the Assets pursuant to Clause 2.6.
(d)
Should a Third Party receiving a ROFR notice under this Clause 9.6 (the "Disputing Party") dispute the ROFR Notice Value in such notice, the Parties agree as follows:
(i)
if the Disputing Party does not commence an action with respect to the ROFR Notice Value prior to the Closing Time then, subject to the satisfaction or waiver of the conditions precedent to Closing set forth herein, the Parties shall proceed to Closing in respect of the Assets which are the subject matter of such ROFR notice;
(ii)
if the Disputing Party commences an action with respect to the ROFR Notice Value (the "ROFR Action") prior to Closing, then:
(A)
subject to the satisfaction or waiver of the conditions precedent to Closing set forth herein, Closing shall occur as if such ROFR had been exercised prior to Closing, and on the basis that would apply as if the provisions of Clauses 9.6(c)(i), 9.6(c)(iii) and 9.6(c)(iv) were applicable;
(B)
Purchaser shall diligently proceed with the defence, compromise or settlement of the ROFR Action and shall consult with Vendor with respect to the ROFR Action and shall not settle same without the prior written consent of Vendor, which consent shall not be unreasonably withheld or delayed and Vendor shall make available to Purchaser all pertinent information relating to the ROFR Action under Vendor's control. Vendor shall also have the right to participate in the negotiation, settlement or defence of the ROFR Action at its own expense. Purchaser shall be responsible for and shall pay legal fees and expenses relating to the ROFR Action, including any expert or other professional services required to justify the disputed value; provided that, if Vendor elects to retain separate counsel in its participation in the negotiation, settlement or defence of the ROFR Action, such legal fees shall be at its expense;
(C)
if, upon final judicial resolution (including the expiry of all appeal periods) or settlement of the ROFR Action, the Disputing Party exercises its ROFR on such Assets, Purchaser shall, following closing of the acquisition by such Disputing Party of the Assets which are the subject matter of the ROFR, pay Vendor, in cash, the following amounts:
(I)
the ROFR Notice Value for such Assets which are the subject matter of such ROFR, less the amount finally determined as the appropriate ROFR Notice Value for such Assets (the "Difference"); plus
(II)
interest at the Interest Rate on the Difference, if any, from the Adjustment Date until it is paid, provided that, if the Difference is a negative amount or is equal to zero dollars, the Parties agree that no amount will be payable by Purchaser to Vendor pursuant to this Clause 9.6(d)(ii)(C);
(D)
if, upon final judicial resolution (including the expiry of all appeal periods) or settlement of the ROFR Action and, prior to Closing, the Disputing Party elects to not exercise, or is conclusively deemed to have elected to not exercise, its ROFR on such Assets: (1) Clause 9.6(d)(ii)(A) shall no longer be applicable; and (2) the Parties shall, subject to the satisfaction or waiver of the conditions precedent to Closing set forth herein, proceed to Closing in respect of the Assets which were the subject matter of such ROFR Action;
(E)
if, upon final judicial resolution (including the expiry of all appeal periods) or settlement of the ROFR Action and, after Closing, the Disputing Party elects to not exercise, or is conclusively deemed to have elected to not exercise, its ROFR on such Assets, Vendor and Purchaser shall enter into a sale agreement for the sale of such Assets by Vendor to Purchaser on the same terms and conditions as this Agreement to the extent applicable; provided that (1) the consideration for such Assets will be deemed to be the ROFR Notice Value therefor, (2) Purchaser shall pay cash for such Assets, (3) the closing of such sale shall be no later than thirty (30) days after the Disputing Party so elects to not exercise, or was conclusively deemed to have elected not to exercise, its ROFR on such Assets; and (4) on closing of such sale Purchaser shall pay the ROFR Notice Value to Vendor, together with interest thereon at the Interest Rate from the Adjustment Date to the date of such closing.
(e)
Irrespective of whether a ROFR Action is commenced before Closing, Purchaser shall indemnify and save Vendor harmless from and against any and all Losses of Vendor arising out of the ROFR Notice Value provided by Purchaser in respect of the ROFR notices to be provided pursuant to this Clause 9.6; provided that, for certainty, such Losses shall not be duplicative of the amounts paid by Purchaser to Vendor in respect of any ROFR Actions pursuant to the mechanics provided for in this Clause 9.6.
9.7
Competition Act Application
(a)
Purchaser shall, as soon as is reasonably practicable (and in any event within five (5) Business Days following execution of this Agreement, or such other date as the Parties agree) file with the Commissioner a request for an ARC (or, in the event that the Commissioner is not prepared to issue such certificate, a No Action Letter and waiver under paragraph 113(c) of the Competition Act relieving the Parties from the obligation to file under Part IX of the Competition Act). Vendor shall furnish to Purchaser such information and assistance as Purchaser may reasonably request in order to prepare and file such request for an ARC. If requested by Vendor or Purchaser acting reasonably, Purchaser and Vendor shall each file a notification under section 114(1) of the Competition Act in respect of the Transaction within ten (10) Business Days of such request.
(b)
Purchaser shall take any and all actions necessary to obtain the Competition Act Approval as soon as reasonably practicable. Without limiting the generality of the foregoing, in connection with obtaining the Competition Act Approval, Vendor and Purchaser shall, and shall cause its Affiliates to:
(i)
cooperate and consult with each other in the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) required in connection with obtaining the Competition Act Approval, including providing one another with advance copies thereof and advance copies of any related filings and correspondence associated therewith, and shall consider in good faith one another's comments in relation thereto;
(ii)
not take any action that would reasonably be expected to have the effect of delaying, impairing or impeding the receipt of the Competition Act Approval and shall not discuss or agree with any Governmental Authority to extend any applicable waiting period or to otherwise delay Closing without the prior knowledge and written consent of the other Party;
(iii)
respond promptly to any request or notice from the Competition Bureau, the Commissioner or any other Governmental Authority to supply additional information that is relevant to the Transaction in respect of obtaining the Competition Act Approval;
(iv)
promptly notify one another of any developments related to obtaining the Competition Act Approval, including providing one another with copies of any correspondence received and a summary of any verbal communications; and
(v)
not participate in any meeting or discussion (whether in person, by telephone or otherwise) with the Competition Bureau, Commissioner or any other Governmental Authority in connection with obtaining the Competition Act Approval unless it consults with the other in advance and gives the other the opportunity to attend and participate unless the Competition Bureau, Commissioner or other Governmental Authority, as applicable, requests otherwise.
(c)
Notwithstanding anything to the contrary herein, Purchaser's efforts to obtain the Competition Act Approval shall include offering to take, and if such offer is accepted, taking, at its own expense, all actions necessary to obtain the Competition Act Approval and to expedite obtaining the

Competition Act Approval , including (i) agreeing to all undertakings or conditions as are requested or required in connection therewith; and (ii) negotiating and effecting by consent agreement or order, hold separate arrangement, undertaking or otherwise, the divestiture of assets, or undertaking of any form of behavioral remedy, action or commitment.
(d)
All applicable filing fees payable under the Competition Act in connection with the Competition Act Approval shall be one-half each for Vendor's account and Purchaser's account.
(e)
Notwithstanding any other provision in this Agreement, to the extent that any information that is included in, or is required to be included in, any application, notice, filing, submission, undertaking, correspondence or communication (including responses to requests for information and inquiries from any Governmental Authority) is competitively sensitive information of a Party, unredacted versions of such application, notice, filing, submission, undertaking, correspondence or communication (including responses to requests for information and inquiries from any Governmental Authority) containing such competitively sensitive information shall be provided to external counsel of the other Party on an external counsel only basis, with a redacted version thereof provided to the other Party.
9.8
Public Announcements, Financing Assistance, Meeting and Purchaser Disclosure Documents
(a)
Except as otherwise permitted herein, neither Party will make any press release or other public disclosure respecting the existence of this Agreement, the contents hereof or the Transaction contemplated hereby without the consent of the other Party, not to be unreasonably withheld, conditioned or delayed; provided however, the foregoing shall not restrict any press release or other public disclosures by any Party or its Affiliates to the extent that such press release or other public disclosure is required by Canadian Securities Laws or other Applicable Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates. A Party that proposes to make such a press release or other public disclosure shall, to the extent reasonably possible, provide the other Party with a draft of that release or other public disclosure at least twenty-four (24) hours prior to its release to enable the other Party to review that draft and advise of any comments it may have with respect thereto. The Party proposing to make the press release or other public disclosure will not unreasonably refuse to incorporate the requested changes in the public announcement except to the extent its counsel advises that doing so will result in non- compliance with Applicable Law or the rules of the applicable listing authority or stock exchange.
(b)
Prior to the Closing Date, Vendor shall use reasonable best efforts to provide (and to use reasonable best efforts to cause its Related Persons to provide) such customary and timely cooperation to Purchaser as Purchaser may reasonably request in connection with obtaining the Financings (provided that such request is made on reasonable notice and provided such cooperation does not unreasonably interfere with the ongoing operation of the Assets), including (and subject to the foregoing), subject to the terms hereof, including:
(i)
provide assistance with respect to due diligence in connection with the marketing, placement, arrangement and obtainment of commitments for and/or satisfying the conditions of, the Financings, including participating in a customary and reasonable number of meetings;
(ii)
taking all actions reasonably necessary to permit lenders and/or underwriters to evaluate the Assets;

(iii)
furnish to lenders and/or underwriters with historical financial statements and financial data regarding the Assets to the extent such financial statements and financial data is readily available or has previously been prepared; and
(iv)
if required by the lenders, use reasonable best efforts, subject to the occurrence of the Closing, to facilitate the pledging of collateral, including arranging for the provision of a customary no-interest letter in respect of the Assets;

provided that, no employee, officer or director of Vendor or any of its Affiliates shall be required to take any action which would result in any such Person incurring any personal liability with respect to any matters related to the Financings; and provided further that Vendor shall be under no obligation to provide Purchaser with any "forward-looking information", "financial outlook" or "future-oriented financial information" (as such terms are defined in NI 51-102). Purchaser indemnifies and holds harmless Vendor and its Related Persons from and against any and all Liabilities, Losses and Claims suffered or incurred by any of them in connection with or as a result of any financing or potential financing by Purchaser or any actions or omissions by any of them in connection with any request by Purchaser made hereunder and for any alleged misstatement or omission in any information provided hereunder at the request of Purchaser, except to the extent any of the foregoing results from the fraud or wilful misconduct of Vendor or any of its Related Persons as determined in a final and non-appealable judgement by a court of competent jurisdiction.

(c)
As promptly as practicable following the execution of this Agreement and in compliance with Canadian Securities Laws, Purchaser shall:
(i)
prepare the Circular and shall use all reasonable commercial efforts to cause the same to be mailed to the Purchaser Shareholders and filed with Canadian Securities Regulators and other Governmental Authorities in all jurisdictions where the same are required to allow the Meeting to be held on or before the date specified in subclause (ii);
(ii)
call, give notice of and convene the Meeting as soon as reasonably practicable thereafter and, in any event, by April 4, 2025 at which meeting the Issuance Resolution shall be submitted to the Purchaser Shareholders entitled to vote upon such resolution for approval and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Vendor Parties, except as required for quorum purposes (in which case the Meeting shall be adjourned and not cancelled), by Applicable Law or by a Governmental Authority or by Clause 9.5(f);
(iii)
use commercially reasonable efforts to solicit proxies in favour of the approval of the Issuance Resolution and against any resolution that is inconsistent with the Issuance Resolution, including, if so requested by the Vendor Parties, acting reasonably, using proxy solicitation services firms specified by the Vendor Parties and jointly engaged by the Purchaser and Obsidian, but at the sole expense of Vendor, to solicit proxies in favour of the approval of the Issuance Resolution;
(iv)
provide the Vendor Parties with copies of or access to information regarding the Meeting generated by any proxy solicitation services firm, as reasonably requested from time to time by the Vendor Parties, and instruct any proxy solicitation services firm retained by the Purchaser to report to the Vendor Parties and legal counsel concurrently with their reports to the Purchaser;

(v)
give notice to the Vendor Parties of the Meeting and allow the Vendor Parties and legal counsel to the Vendor Parties attend the Meeting (including, if applicable, by virtual means);
(vi)
promptly advise the Vendor Parties, at such times as the Vendor Parties may reasonably request, as to the aggregate tally of the proxies received by the Purchaser in respect of the Issuance Resolution;
(vii)
not, without the prior written consent of the Vendor Parties (which consent shall not be unreasonably withheld), waive the deadline for the submission of proxies by Purchaser Shareholders for the Meeting;
(viii)
not propose or submit for consideration at the Meeting any business other than the Issuance Resolution and other than any business required to be proposed or submitted pursuant to the constating documents of the Purchaser; and
(ix)
not change the record date for the Purchaser Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting (unless required by Applicable Law, or the Vendor Parties' written consent is provided).
(d)
Purchaser shall cause the Circular to be prepared in compliance, in all material respects, with Canadian Securities Laws and to provide the Purchaser Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the Meeting and shall include, without limitation, (i) information describing Purchaser, its business, operations and affairs and the Assets, as required to be included in the Circular (including information incorporated in the Circular by reference) under Canadian Securities Laws and TSX rules (ii) a statement that the Purchaser Board has unanimously, after consulting with management of Purchaser and legal and financial advisors in evaluating the transactions contemplated by this Agreement, determined that such transactions are in the best interests of Purchaser; (iii) the Purchaser Board Recommendation and the rationale for that recommendation; (iv) a copy of the Purchaser Financial Advisor Opinion; and (v) a statement that each of the directors and officers of Purchaser and CIP has signed a Voting and Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Purchaser Shares in favour of the Issuance Resolution.

(e)
Vendor shall provide such assistance and information as Purchaser may reasonably request in connection with the preparation of the Purchaser Disclosure Documents. Without limiting the generality of the foregoing, Vendor shall promptly furnish to Purchaser all information concerning it and the Assets as may be required pursuant to Canadian Securities Laws for inclusion in: (A) a prospectus supplement to a short form base shelf prospectus to be filed with Canadian Securities Regulators in connection with the Bought Deal; (B) the Circular; and (C) such other disclosure as Purchaser is required to prepare in accordance with Canadian Securities Laws (other than a press release) (collectively, the "Purchaser Disclosure Documents"), which the Parties acknowledge and agree shall initially consist of: (i) audited operating statements for the Assets for the year ended December 31, 2023; (ii) unaudited operating statements for the Assets for the year ended December 31, 2022 (Clauses (i) and (ii) are collectively referred to as the "Operating Statements"); (iii) unaudited operating statements for the Assets for the three and nine month periods ended September 30, 2024 (the "2024 Stub Period Statements"); and (iv) the 2023 Reserves Report. Following the Closing Date, the Vendor shall prepare and deliver to Purchaser audited operating statements for the Assets for the year ended December 31, 2024 (the "2024 Operating Statements") and the 2024 Reserves Report. The 2024 Stub Period Statements, the Operating Statements, the 2024 Operating Statements, the 2023 Reserves Report and the 2024 Reserves Report are collectively referred to as the "Vendor Information".
(f)
The Vendor shall engage KPMG LLP to review the 2024 Stub Period Statements and to audit the Operating Statements and, if Closing occurs, to audit the 2024 Operating Statements. Vendor shall be responsible for all costs relating to the preparation (and, where applicable, review or audit) of the Operating Statements, the 2024 Stub Period Statements and the 2023 Reserves Report. Purchaser shall be responsible for, and shall reimburse Vendor for, all costs relating to the preparation (and, where applicable, audit) of the 2024 Operating Statements and the 2024 Reserves Report. At Purchaser's cost, Vendor shall use commercially reasonable efforts to cause its auditors and/or independent engineers to deliver consent and comfort letters, as applicable, in respect of the Vendor Information as required by applicable Canadian Securities Regulators and attend due diligence sessions requested by Purchaser and shall provide such management representation letters as may be reasonably requested by KPMG LLP in connection with the preparation of the Vendor Information, provided that such management representation letters shall be in a form reasonably acceptable to Vendor and be without any liability to Vendor or any personal liability to any Related Persons of Vendor.
(g)
Notwithstanding any other provision of this Agreement or the Confidentiality Agreement, Vendor hereby consents to the disclosure by Purchaser in any Purchaser Disclosure Document, the issuance and form of which is subject to or prescribed, and the requirement to file which is triggered by this Agreement or the Transaction, by Canadian Securities Laws or the rules or requests of applicable stock exchanges of a description of the Assets, this Agreement and the Transaction, including such Vendor Information as may be required by Canadian Securities Laws or the rules or requests of applicable stock exchanges to be included in any Purchaser Disclosure Document, provided that Purchaser shall provide Vendor with a draft of any Purchaser Disclosure Document at least two (2) Business Days prior to its release or filing to enable Purchaser to review that draft and advise of any comments it may have with respect to Vendor, its Affiliates or their affairs, or in respect of the description of the Assets, the Vendor Information, this Agreement or the Transaction, included therein. Purchaser will not unreasonably refuse to incorporate the requested changes with respect to Vendor, its Affiliates or their affairs, or in respect of the description of the Assets, the Vendor Information, this Agreement or the Transaction, included in the applicable document except to the extent its counsel advises that doing so will result in non-compliance with Applicable Law or the rules of the applicable listing authority or stock exchange.

(h)
Vendor acknowledges and agrees that any or all of the Purchaser Disclosure Documents may be filed by Purchaser with various Canadian Securities Regulators in accordance with Canadian Securities Laws and, if so filed, will be publicly available on SEDAR+.
(i)
Each Party acknowledges that the other Party may be required to file this Agreement on SEDAR+, in which case the Parties agree to consult with one another regarding the redaction of competitively- sensitive information or other permitted redactions under Canadian Securities Laws from the filed copy of this Agreement.
(j)
Purchaser agrees and acknowledges that the provision by Vendor to Purchaser of Vendor Information pursuant to this Agreement is made for the sole purpose of allowing Purchaser to prepare and file the Purchaser Disclosure Documents, and the provision of Vendor Information shall not be deemed to result in any representation or warranty, or form the basis for any other Claim or Liability, of Vendor to Purchaser.
(k)
All Third Party costs, fees and expenses associated with the Meeting, obtaining approval of the Issuance Resolution, obtaining the TSX Approval, the issuance of the Share Consideration, the Purchaser Disclosure Documents, preparation and delivery of the Vendor Information (except as otherwise provided for herein), or as otherwise incurred by any Party or its Related Persons pursuant to the operation of this Clause 9.8 shall be borne by Purchaser, and Purchaser shall reimburse Vendor within thirty (30) days of invoice for any Third Party costs Vendor incurs in connection with same, including the full costs of Vendor's auditors and independent engineers for any efforts pursuant to this Clause 9.8 (except as otherwise provided for herein).
(l)
Purchaser will be liable to and, in addition and separately, indemnify Vendor and its Related Persons against any Claims and all Losses and Liabilities arising, directly or indirectly, as a result of or relating to (i) the Purchaser Disclosure Documents (including without limitation any Misrepresentation therein), and (ii) the operation of this Clause 9.8 (including Vendor's provision of the Vendor Information and any use of, or reliance by, the Purchaser, its Related Persons or any Third Party of or on any such Vendor Information or any derivations thereof), except such Claims, Losses and Liabilities arising out of or resulting from (x) fraud, gross negligence or wilful misconduct of Vendor in complying with this Clause 9.8, as finally determined by a court of competent jurisdiction, or (y) any Misrepresentation or alleged Misrepresentation contained in any historical information relating to the Assets furnished by Vendor in writing specifically for purposes of inclusion in the Purchaser Disclosure Documents, provided that for greater certainty, Purchaser acknowledges and agrees that Vendor has not and will not provide any "forward-looking information", "financial outlook" or "future-oriented financial information" (as such terms are defined in NI 51-102) for purposes of inclusion in the Purchaser Disclosure Documents.
(m)
Vendor will be liable to and, in addition and separately, indemnify Purchaser and its Related Persons against any Claims and all Losses and Liabilities arising, directly or indirectly, from or in consequence of any Misrepresentation or alleged Misrepresentation contained in any historical information relating to the Assets furnished by Vendor in writing specifically for purposes of inclusion in the Purchaser Disclosure Documents, provided that for greater certainty, Purchaser acknowledges and agrees that Vendor has not and will not provide any "forward-looking information", "financial outlook" or "future-oriented financial information" (as such terms are defined in NI 51-102) for purposes of inclusion in the Purchaser Disclosure Documents.

9.9
Amendment to CIP Agreements

The Purchaser hereby covenants and agrees that, notwithstanding anything to the contrary in the CIP Agreements, it will, or will cause its Affiliates to, as promptly as possible and in any event prior to the Meeting, enter into an amendment to each CIP Agreement (other than the CIP Subscription Agreement) providing for the automatic termination of such CIP Agreement in the event that CIP together with its Affiliates ceases to hold, in the aggregate, for a continuous period of at least [number of days] days, [percentage]% or more of the outstanding Purchaser Shares.

ARTICLE 10

POST-CLOSING MATTERS

10.1
Post-Closing Maintenance of Assets

Following Closing, subject, in all cases, to the terms and conditions of the Contract Operating Agreement and the Transitional Services Agreement, as applicable,

(a)
if and to the extent that Purchaser must be novated into, recognized as a party to, or otherwise accepted as assignee or transferee of Vendor's interest in the Assets or certain of them, including any Title Documents or other agreements governing or otherwise pertaining to any Assets or the operation thereof, the following provisions shall apply with respect to the applicable Assets until such novation, recognition or acceptance has occurred:
(i)
Vendor may, but shall not be obligated to, continue with its ordinary operating, administration and maintenance of the Assets, including initiating any operations with respect to the applicable Assets, and if Vendor agrees to initiate any operations it shall only do so upon timely receipt of the written direction of Purchaser or if Vendor reasonably determines that such operations are required for the protection of life or property, in which case Vendor may take any actions that it reasonably determines are required in the circumstances, provided that, in such latter case Vendor shall promptly notify Purchaser of such actions and Vendor's estimate of the costs and expenses associated therewith;
(ii)
Vendor shall, in a timely manner, forward to Purchaser all AFEs, notices and other information, documents and correspondence relating to the Title Documents that it receives and shall respond to such AFEs, notices and other information and documents pursuant to the written instructions of Purchaser, but only if such instructions are received on a timely basis, provided that, Vendor may, but shall not be obliged to, refuse to follow any such instructions that it reasonably believes to be contrary to Applicable Law or in conflict with any applicable Title Document or other agreement; and
(iii)
as soon as reasonably practicable, and in any event no later than thirty (30) days after receipt, Vendor shall deliver to Purchaser all revenues, proceeds and other benefits received by Vendor and derived from the Assets (excluding any such revenues, proceeds or benefits that relate to matters arising prior to the Adjustment Date), less the share of the applicable Crown or lessor royalties, operating costs, treating, processing and transportation expenses and any other costs and expenses directly associated with the Assets and the Petroleum Substances produced therefrom or allocated thereto that have been paid or are payable by Vendor, and less any reasonable out-of-pocket costs and expenses paid or incurred by Vendor in the discharge of its duties and obligations pursuant to this Clause 10.1;

(b)
if and to the extent that Vendor holds or maintains any Assets and takes actions with respect to any Assets on behalf of Purchaser pursuant to this Clause 10.1, then Vendor shall hold the same as bare trustee and be deemed to be the agent of Purchaser in such regard. Except in the event of gross negligence or wilful misconduct of Vendor, Purchaser does hereby and shall ratify all actions taken by Vendor or refrained to be taken by Vendor pursuant to the terms of this Clause 10.1 in such capacity, with the intention that all such actions shall be for all purposes deemed to be those of Purchaser; and
(c)
if Vendor participates in any operations or exercises rights or options in respect to any Assets as the agent of Purchaser pursuant to this Clause 10.1, then Vendor may require Purchaser to secure the costs to be incurred by Vendor on behalf of Purchaser in respect to such operations or pursuant to such election in such manner as may be reasonably appropriate in the circumstances.
10.2
Lease Rental Payments, Production, Revenue, Joint Venture and Expenditure Accounting and Marketing
(a)
Unless otherwise directed by Purchaser, Vendor shall pay on behalf of Purchaser all rentals and shut-in royalty payments for: (i) all Crown mineral leases and all Crown and freehold surface leases which are due and payable on or before the last day of the month following the month in which Closing occurs; and (ii) all freehold mineral leases which are due and payable on or before the last day of the second month following the month in which Closing occurs.
(b)
Vendor will be responsible for production, revenue, joint venture and expenditure accounting for the production month in which Closing occurs, provided Closing occurs on a day other than the first (1st) day of a month. Purchaser shall be responsible for production accounting after such date. Where Closing occurs on the first (1st) day of a month, Purchaser shall be responsible for production accounting for the production month in which Closing occurs and thereafter.
(c)
Vendor will be responsible for marketing all production from the Assets to the last day of the month following the month in which Closing occurs. Vendor shall be entitled to market all such production in accordance with its current marketing policies and agreements pertaining to the Assets, if any. Purchaser shall be responsible for marketing of production after such date.
10.3
Vendor Deemed Agent

Insofar as Vendor maintains the Assets and takes actions on behalf of Purchaser in compliance with the obligations under Clause 10.1:

(a)
Vendor shall be deemed to be an agent of Purchaser hereunder and Purchaser ratifies and confirms all actions taken, or refrained from being taken, by Vendor under Clause 10.1, with the intention that all of those actions will be deemed to be those of Purchaser, except to the extent that Vendor's actions constitute gross negligence or wilful misconduct; and
(b)
Purchaser shall be liable for and shall in addition, as a separate and independent covenant, indemnify Vendor and its Related Persons from and against all Losses and Liabilities and/or Claims related thereto, as a result of maintaining the Assets or exercising any other rights as Purchaser's agent hereunder, insofar as those Losses and Liabilities are not a direct result of the gross negligence or wilful misconduct of Vendor or any of its Related Persons. An act or omission will not be regarded as gross negligence or wilful misconduct under this Article to the extent that it was done or omitted to be done in accordance with Purchaser's written instructions or written concurrence.

10.4
Delivery of Title Documents
(a)
As soon as reasonably practicable after Closing, but in any case no later than thirty (30) days following Closing, Vendor shall deliver or cause to be delivered to Purchaser the Title Documents.
(b)
If and to the extent any such materials also pertain to assets or interests other than the Assets, Vendor may provide photocopies or other copies of such materials to Purchaser, at Vendor's own cost, in lieu of original copies.
(c)
To the extent that there are any pending or threatened Claims by Third Parties, audits or other matters involving or relating to the Assets that pertain to the period prior to the Adjustment Date, Vendor, at its own cost, may make and retain copies of the relevant portions of such materials.
10.5
Limitation of Liability for Post-Closing Operations
(a)
Subject to the terms of the Contract Operating Agreement and the Transitional Services Agreement, Vendor and Vendor's Related Persons shall have no liability for any Losses and Liabilities paid, incurred or suffered by Purchaser or any of Purchaser's Related Persons or any Claims made against any of them relating to any operation or maintenance of the Assets after Closing or the discharge by Vendor of its obligations pursuant to the other provisions of this Article 10, except to the extent that any such Losses and Liabilities or any such Claims arise as a direct consequence of the gross negligence or wilful misconduct of Vendor or any of Vendor's Related Persons, provided that in no event shall Vendor be liable to Purchaser or Purchaser's Related Persons for any Consequential Losses relating to such operation or maintenance of the Assets.
(b)
Purchaser shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of Vendor's Related Persons, including legal and other professional fees and expenses on a "solicitor and his own client" or comparable basis, and in addition and as an independent covenant, shall defend, indemnify and save harmless Vendor and each of Vendor's Related Persons from and against all such Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, as a result of any actions taken or operations conducted in accordance with the other provisions of this Article 10, except to the extent arising as a direct consequence of the gross negligence or wilful misconduct of Vendor or any of Vendor's Related Persons.

ARTICLE 11

DISPUTE RESOLUTION

11.1
Resolution of Disputes

Except as provided in Clauses 3.3(c) and 3.3(d) the Parties will exclusively and finally resolve all Disputes pursuant to the procedures set out in this Article 11.

11.2
Direct Negotiations

If a Dispute arises, Vendor or Purchaser will initiate the resolution process by giving notice to the other setting out in writing and in detail the issues and (if applicable) the amount in dispute. A meeting between Vendor or Purchaser, attended by individuals with decision-making authority, must take place within thirty (30) days from the date the notice was sent in an attempt to resolve the Dispute through direct negotiations.

11.3
Arbitration

If a Dispute is not resolved by a meeting pursuant to Clause 11.2 within thirty (30) days from the date the meeting is held, the Dispute will be finally settled by binding arbitration and Vendor or Purchaser may initiate arbitration by giving notice to the other. Except to the extent modified in this Article, any arbitration hereunder will be conducted pursuant to the provisions of the Arbitration Act (Alberta). The place of any arbitration shall be Calgary, Alberta.

11.4
Arbitration Proceedings

The following provisions will apply to any arbitration proceedings hereunder:

(a)
There will be three (3) arbitrators. Each of Vendor and Purchaser will appoint one arbitrator and the two (2) appointed arbitrators will select the third arbitrator, provided that if the two (2) arbitrators are unable to agree upon the third arbitrator within fifteen (15) days of the second arbitrator's appointment, either Vendor or Purchaser may request the Court of King's Bench of Alberta to appoint the third arbitrator.
(b)
Arbitration fees and arbitration costs will be borne by the Parties as directed by the arbitrators.
(c)
The arbitrator or arbitrators must render a reasoned award in writing. The award shall be final and binding.
(d)
The Dispute shall be resolved as quickly as possible.
11.5
Confidentiality

Any Dispute, any negotiations or arbitration proceedings between Vendor and Purchaser in relation to any Dispute and any documents or materials produced used therein will be confidential and will not be disclosed to any Third Party, provided that disclosure may be made:

(a)
in order to enforce any of the provisions of this Agreement, including the Parties' agreement to arbitrate, any arbitration order or award and any court judgment;
(b)
to the auditors, legal advisors, financial advisors, insurers and Affiliates of that Party, to whom the confidentiality obligations set out in this Agreement will extend;
(c)
where that Party is under a legal or regulatory obligation to make such disclosure, but limited to the extent of that legal obligation; and
(d)
with the prior written consent of the other Party.

ARTICLE 12

GENERAL

12.1
Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

12.2
Entire Agreement
(a)
The provisions contained in all documents and agreements collateral hereto shall at all times be read subject to the provisions of this Agreement and, in the event of conflict, the provisions of this Agreement shall prevail.
(b)
This Agreement supersedes all other agreements, documents, writings and verbal understandings between the Parties relating to the subject matter of this Agreement, including the Letter of Intent dated January 22, 2025 and, together with the Investor Rights Agreement, the Registration Rights Agreement, the Contract Operating Agreement, the Transitional Services Agreement, and any other documents to be delivered pursuant to this Agreement, constitute the entire agreement of the Parties with respect to the subject matter of this Agreement.
12.3
No Recourse to Financing Parties

Without limiting the rights of Purchaser under the instruments or agreements in respect of the Financings, and notwithstanding anything to the contrary contained in this Agreement, the Vendor agrees that neither they, nor any of their Affiliates or Related Persons, shall (a) have any rights or claims (and hereby waives any rights or claims) against any lender, underwriter, bookrunner or agent which provides or agrees or proposes to underwrite, place, provide or arrange any debt or equity financing to Purchaser pursuant to any of the Financings (a "Financing Source Party") in connection with this Agreement, the Financings or the transactions contemplated hereby or thereby, and no Financing Source Parties shall have any rights or claims against the Vendor nor any of their Affiliates or Related Persons in connection with this Agreement, the Financings or the transactions contemplated hereby or thereby, in each case whether at law or equity, in contract, in tort or otherwise, or (b) commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist) any claim against any Financing Source Party in connection with this Agreement, the Financings or the transactions contemplated hereby or thereby. Each Party agrees that the Financing Source Parties are express third-party beneficiaries of, and may rely upon and enforce, this Clause 12.3.

12.4
Governing Law
(a)
This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and the laws of Canada applicable therein and shall, in every regard, be treated as a contract made in the Province of Alberta.
(b)
Subject to Clauses 3.3(c) and 3.3(d) and Article 11, the Parties shall attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.
12.5
Assignment; Enurement

This Agreement may not be assigned by a Party without the prior written consent of the other Party, which consent may be unreasonably and arbitrarily withheld. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

12.6
Time of Essence

Time shall be of the essence in this Agreement.

12.7
Notices
(a)
The addresses for service and the email addresses of the Parties shall be as follows:

Vendor:	c/o Obsidian Energy Ltd.
200, 207 – 9th Avenue S.W. Calgary, AB T2P 1K3

	Attention:	[Name, Position]
	Email:	[email]

Purchaser:	InPlay Oil Corp.
2000 – 350 7th Avenue S.W. Calgary, AB T2P 3N9

	Attention:	[Name, Position]
	Email:	[email]

(b)
All notices, communications and statements required, permitted or contemplated in this Agreement shall be in writing, and shall be delivered as follows:
(i)
by personal delivery or courier service on a Party at the address of such Party set out above, in which case the item so served shall be deemed to have been received on the date of delivery if such delivery takes place prior to 5:00 p.m. on a Business Day. If the actual delivery of such notice occurs after 5:00 p.m. on a Business Day or on a day that is not a Business Day, then such notice shall be deemed to have been received on the first Business Day following the date on which such actual delivery was made; or
(ii)
by electronic e-mail transmission to a Party to the e-mail address of such Party set out above, in which case the item so transmitted shall be deemed to have been received when the recipient transmits a manual written acknowledgement of successful receipt, which the recipient shall have an affirmative duty to furnish promptly after successful receipt, if such transmission and receipt are completed prior to 5:00 p.m. on a Business Day. If such transmission and receipt are completed after 5:00 p.m. on a Business Day or on a day that is not a Business Day, then such notice shall be deemed to have been received on the first Business Day following the date on which such transmission and receipt were completed.
(c)
A Party may from time to time change its address for service or its email address or both by giving written notice of such change to the other Party.
12.8
Limit of Liability
(a)
Notwithstanding any other provision of this Agreement to the contrary:
(i)
except with respect to Losses arising out of (A) any breach of Vendor's Fundamental Representations; (B) any breach of Vendor's representation and warranty in Clause 6.1(g); or (C) fraud of Vendor or any of its Affiliates, in no event shall the liability of Vendor to Purchaser in respect of Claims of Purchaser arising pursuant to Clause 7.1(i) exceed, in the aggregate, twenty-five percent (25%) of the Purchase Price; and

(ii)
except with respect to Losses arising out of (A) any breach of Purchaser's Fundamental Representations; or (B) fraud of Purchaser or any of its Affiliates, in no event shall the liability of Purchaser to Vendor in respect of Claims of Vendor arising pursuant to Clause 7.2(i) exceed, in the aggregate, twenty-five percent (25%) of the Purchase Price.
(b)
After Closing, neither Vendor nor Purchaser shall have liability to the other for, and neither Vendor nor Purchaser shall be entitled to make, a Claim pursuant to Clause 7.1(i) or Clause 7.2(i), as applicable, in respect of a single event, omission, fact or circumstance if the amount of the Losses suffered sustained, paid or incurred by Purchaser or Vendor, as applicable, in respect thereof is less than [dollar value] (a "De Minimis Claim").
(c)
After Closing:
(i)
except with respect to Losses arising out of (A) any breach of Vendor's Fundamental Representations; (B) any breach of Vendor's representation and warranty in Clause 6.1(g); or (C) fraud of Vendor or any of its Affiliates, Vendor shall have no liability to Purchaser for, and Purchaser shall not be entitled to make, Claims pursuant to Clause 7.1(i), unless the aggregate amount of all Losses that Purchaser suffers sustains, pays or incurs in respect of all breaches for which Vendor would be liable but for this Clause 12.8 (other than the De Minimis Claims) exceeds [dollar value] (the "Vendor Threshold"). Subject to (and without limiting) the limitations on Vendor's liabilities set forth in the other provisions of this Agreement, if the aggregate of the Losses of Purchaser in respect of all breaches (other than De Minimis Claims) exceeds the Vendor Threshold, Vendor shall be liable to Purchaser for the Losses Purchaser suffers sustains, pays or incurs in respect of all of such breaches (other than De Minimis Claims) up to the maximum amount as set forth in Clause 12.8(a)(i); and
(ii)
except with respect to Losses arising out of (A) any breach of Purchaser's Fundamental Representations; or (B) fraud of Purchaser or any of its Affiliates, Purchaser shall have no liability to Vendor for, and Vendor shall not be entitled to make, Claims pursuant to Clause 7.2(i), unless the aggregate amount of all Losses that Vendor suffers sustains, pays or incurs in respect of all breaches for which Purchaser would be liable but for this Clause 12.8 (other than the De Minimis Claims) exceeds [dollar value] (the "Purchaser Threshold"). Subject to (and without limiting) the limitations on Purchaser's liabilities set forth in the other provisions of this Agreement, if the aggregate of the Losses of Vendor in respect of all breaches (other than De Minimis Claims) exceeds the Purchaser Threshold, Purchaser shall be liable to Vendor for the Losses Vendor suffers sustains, pays or incurs in respect of all of such breaches (other than De Minimis Claims) up to the maximum amount as set forth in Clause 12.8(a)(ii).
12.9
Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby.

12.10
Waiver

No failure on the part of any Party in exercising any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by other Applicable Law or otherwise conferred. No waiver of any provision of this Agreement, including this Clause 12.10, shall be effective otherwise than by an instrument in writing dated subsequent to the date of this Agreement, executed by a duly authorized representative of the Party making such waiver.

12.11
Survival; No Merger

The respective representations, warranties, covenants and indemnities of the Parties contained in this Agreement, including all qualifications thereof and limitations thereon, shall not be merged in any assignments, conveyances, transfers and other documents provided for under this Agreement and shall survive Closing to the extent provided in the respective terms thereof.

12.12
Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date of this Agreement, executed by a duly authorized representative of each Party.

12.13
Confidentiality and Public Announcements
(a)
Except to the extent provided in Clause 12.13(b), unless it has the prior written consent of the other Party:
(i)
neither Party may disclose the contents of this Agreement, any information concerning negotiations leading to this Agreement and the Transaction, or any information about the other Party gained through the pursuit of the Transaction;
(ii)
Purchaser shall not disclose any information about the Assets prior to Closing;
(iii)
Vendor shall not disclose any information about the Purchaser Assets prior to Closing;
(iv)
Vendor shall not disclose any information about the Assets after Closing; and
(v)
Purchaser shall not disclose any information about the Purchaser Assets after Closing.
(b)
Nothing contained in this Agreement shall prevent a Party from disclosing such information:
(i)
subject to compliance with Clause 9.8, to any Governmental Authority or to the public, but in either case, only if and to the extent that such disclosure is required under any Applicable Law or any stock exchange rule or policy to which such Party or its Affiliate is subject;
(ii)
to obtain consents required under, or to comply with any ROFRs or other preferential, pre- emptive or first purchase rights contained in, the Title Documents and any other agreements and documents to which the Assets are subject;
(iii)
in connection with the Competition Act Approval or the TSX Approval;
(iv)
to its and its Affiliates directors, officers, employees, agents, legal counsel, advisors, accountants, consultants, contractors, lenders and actual or potential providers of equity or debt financing, provided that the Party has complied with the provisions of the Confidentiality Agreement; or
(v)
as otherwise specifically permitted or contemplated herein (including in Clause 9.8); provided that, in the case of Clauses 12.13(b)(i) and 12.13(b)(ii) the Party that proposes to make such a disclosure shall advise the other Party of such proposed disclosure and shall use its commercially reasonable efforts to prevent the disclosure of any such information that is not required to be disclosed for the listed purposes. This Clause 12.13 shall survive any termination of this Agreement prior to Closing for a period of one year following such termination.

12.14
Third Party Beneficiaries
(a)
The provisions of Clauses 2.7(g), 7.2, 7.3, 7.5, 8.4, 9.6(e), 9.8(l), 10.3(b) and 10.5(b) are: (i) intended for the benefit of the third Persons mentioned therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and, as applicable, their respective trustees, receivers, successors, permitted assigns, heirs, executors, administrators and other legal representatives (collectively, the "Vendor Third Party Beneficiaries") and Obsidian shall hold the rights and benefits of such Clauses in trust for and on behalf of the Vendor Third Party Beneficiaries, and Obsidian hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the applicable Vendor Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that the Vendor Third Party Beneficiaries may have by contract or otherwise.
(b)
The provisions of Clauses 2.7(h), 7.1, 7.4, 7.6, 8.3(b), 9.8(m) and 12.3 are: (i) intended for the benefit of the third Persons mentioned therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and, as applicable, their respective trustees, receivers, successors, permitted assigns, heirs, executors, administrators and other legal representatives (collectively, the "Purchaser Third Party Beneficiaries") and Purchaser shall hold the rights and benefits of such Clauses in trust for and on behalf of the Purchaser Third Party Beneficiaries, and Purchaser hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the applicable Purchaser Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that the Purchaser Third Party Beneficiaries may have by contract or otherwise.
(c)
Except as provided by Clauses 12.3, 12.5, 12.14(a) and 12.14(b), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person other than the Parties, and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.
12.15
Counterpart Execution

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one instrument. For avoidance of doubt, a signed counterpart provided by way of facsimile transmission or other electronic means shall be as binding upon the Parties as an originally signed counterpart.

Execution Page Follows

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

OBSIDIAN ENERGY LTD.			INPLAY OIL CORP.
Per:	(signed) “Stephen Loukas”	Per:	(signed) “Doug Bartole”
	Name:		Name:
	Title:		Title:

Per:	(signed) “Peter Scott”	Per:	(signed) “Darren Dittmer”
	Name:		Name:
	Title:		Title:

OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, Obsidian Energy Ltd.		1647456 ALBERTA LTD.
Per:	(signed) “Stephen Loukas”	Per:	(signed) “Stephen Loukas”
	Name:		Name:
	Title:		Title:

This is the Execution Page for the Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor and InPlay Oil Corp. as Purchaser.

This and the Following Pages Comprise Schedule "A" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

LANDS, LEASES, PETROLEUM AND NATURAL GAS RIGHTS AND WELLS

[Description of lands, leases, petroleum and natural gas rights and wells]

This and the Following Pages Comprises Schedule "B" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

FACILITIES

[Description of facilities]

This and the Following Pages Comprise Schedule "C" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

MATERIAL CONTRACTS

[Description of material contracts]

This and the Following Pages Comprise Schedule "D" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

AFEs

[Description of AFEs]

This Page Comprises Schedule "E" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

DISCLOSURE SCHEDULE

[Redacted]

This Page Comprises Schedule "F" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

EXCLUDED ASSETS

[Description of Excluded Assets]

This and the Following Pages Comprise Schedule "G" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

PROPRIETARY SEISMIC DATA AND PARTNER SEISMIC DATA

[Description of Proprietary Seismic Data and Partner Seismic Data]

This Page Comprises Schedule "H" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

ROFRs

[Description of ROFRs]

This and the Following Pages Comprise Schedule "I" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

FORM OF VENDOR ASSETS GENERAL CONVEYANCE

GENERAL CONVEYANCE

THIS GENERAL CONVEYANCE made the day of •, 2025.

BETWEEN:

OBSIDIAN ENERGY LTD., a corporation amalgamated pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Obsidian")

- and -

OBSIDIAN ENERGY PARTNERSHIP, a general partnership formed pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Obsidian Partnership")

- and -

1647456 ALBERTA LTD. a corporation formed pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("1647 Co")

(Obsidian, Obsidian Partnership and 1647 Co collectively, "Vendor")

- and -

INPLAY OIL CORP., a corporation formed under the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Purchaser")

WHEREAS pursuant to the provisions of an Asset Purchase and Sale Agreement February 19, 2025 dated 2025 between Vendor and Purchaser (the "Sale Agreement"), Purchaser has agreed to purchase the "Assets", as defined in the Sale Agreement, subject to the terms and conditions set forth in the Sale Agreement;

NOW THEREFORE THIS GENERAL CONVEYANCE WITNESSES that Vendor and Purchaser agree as follows:

1.
Definitions

Unless otherwise defined in this General Conveyance, capitalized words when used in this General Conveyance have the meaning ascribed to them in the Sale Agreement.

2.
Conveyance

Pursuant to and for the consideration provided for in the Sale Agreement, Vendor hereby sells, assigns, transfers, conveys and sets over to Purchaser Vendor's entire right, title, estate and interest in and to the Assets, and Purchaser hereby purchases, assumes and accepts the Assets, to have and to hold the same absolutely, together with all benefits and advantages to be derived therefrom, subject to the terms and conditions of the Sale Agreement.

2

3.
Effective Time

This General Conveyance shall be effective as the date first written above.

4.
Subordinate Documents

This General Conveyance is executed and delivered by the Parties hereto pursuant to and for the purposes of the provisions of the Sale Agreement and the provisions of the Sale Agreement shall prevail and govern in the event of a conflict between the provisions of the Sale Agreement and this General Conveyance.

5.
Enurement

This General Conveyance shall be binding upon and shall enure to the benefit of the Parties hereto and their respective administrators, trustees, receivers, successors and permitted assigns.

6.
Further Assurances

Each Party hereto will, from time to time and at all times hereafter, at the request of the other Party but without further consideration, do all such further acts and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this General Conveyance.

7.
Merger

Nothing contained in this General Conveyance shall in any way result in a merger of the terms and conditions of the Sale Agreement with the terms and conditions of this General Conveyance and the Parties hereto specifically agree that all such terms and conditions of the Sale Agreement shall continue to apply to the within conveyance.

8.
Governing Law

This General Conveyance shall be governed by and construed in accordance with the laws of the Province of Alberta.

9.
Counterpart Execution

This General Conveyance may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one instrument. For avoidance of doubt, a signed counterpart provided by way of electronic means shall be as binding upon the Parties as an originally signed counterpart.

IN WITNESS WHEREOF the Parties hereto have executed this General Conveyance as of the date first written above.

3

OBSIDIAN ENERGY LTD.		INPLAY OIL CORP.

Per:		Per:
	Name:		Name:
	Title:		Title:

Per:		Per:
	Name:		Name:
	Title:		Title:

OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, Obsidian Energy Ltd.		1647456 ALBERTA LTD.

Per:		Per:
	Name:		Name:
	Title:		Title:

FORM OF PURCHASER ASSETS GENERAL CONVEYANCE

GENERAL CONVEYANCE

THIS GENERAL CONVEYANCE made the day of •, 2025.

BETWEEN:

OBSIDIAN ENERGY PARTNERSHIP, a general partnership formed pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Obsidian Partnership")

- and -

INPLAY OIL CORP., a corporation formed under the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("InPlay")

WHEREAS pursuant to the provisions of an Asset Purchase and Sale Agreement February 19, 2025 dated 2025 between inter alia, Obsidian Partnership and InPlay (the "Sale Agreement"), Obsidian Partnership has agreed to acquire and receive the "Purchaser Assets", as defined in the Sale Agreement, subject to the terms and conditions set forth in the Sale Agreement;

NOW THEREFORE THIS GENERAL CONVEYANCE WITNESSES that InPlay and Obsidian

Partnership agree as follows:

1.
Definitions

Unless otherwise defined in this General Conveyance, capitalized words when used in this General Conveyance have the meaning ascribed to them in the Sale Agreement. "Party" and "Parties" means InPlay and Obsidian Partnership or either of them, as the context requires.

2.
Conveyance

Pursuant to and for the consideration provided for in the Sale Agreement, InPlay hereby sells, assigns, transfers, conveys and sets over to Obsidian Partnership InPlay's entire right, title, estate and interest in and to the Purchaser Assets, and Obsidian Partnership hereby purchases, assumes and accepts the Purchaser Assets, to have and to hold the same absolutely, together with all benefits and advantages to be derived therefrom, subject to the terms and conditions of the Sale Agreement.

3.
Effective Time

This General Conveyance shall be effective as the date first written above.

4.
Subordinate Documents

This General Conveyance is executed and delivered by the Parties hereto pursuant to and for the purposes of the provisions of the Sale Agreement and the provisions of the Sale Agreement shall prevail and govern in the event of a conflict between the provisions of the Sale Agreement and this General Conveyance.

2

5.
Enurement

This General Conveyance shall be binding upon and shall enure to the benefit of the Parties hereto and their respective administrators, trustees, receivers, successors and permitted assigns.

6.
Further Assurances

Each Party hereto will, from time to time and at all times hereafter, at the request of the other Party but without further consideration, do all such further acts and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this General Conveyance.

7.
Merger

Nothing contained in this General Conveyance shall in any way result in a merger of the terms and conditions of the Sale Agreement with the terms and conditions of this General Conveyance and the Parties hereto specifically agree that all such terms and conditions of the Sale Agreement shall continue to apply to the within conveyance.

8.
Governing Law

This General Conveyance shall be governed by and construed in accordance with the laws of the Province of Alberta.

9.
Counterpart Execution

This General Conveyance may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one instrument. For avoidance of doubt, a signed counterpart provided by way of electronic means shall be as binding upon the Parties as an originally signed counterpart.

IN WITNESS WHEREOF the Parties hereto have executed this General Conveyance as of the date first written above.

OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, Obsidian Energy Ltd.		INPLAY OIL CORP.
Per:		Per:
	Name:		Name:
	Title:		Title:

Per:		Per:

This and the Following Page Comprise Schedule "J" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

FORM OF CERTIFICATE FOR VENDOR

TO: InPlay Oil Corp. ("Purchaser")

RE: Asset Purchase and Sale Agreement dated February 19, 2025 (the "Sale Agreement") between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. ("Vendor") and Purchaser.

The undersigned, [INSERT NAME], being the [INSERT TITLE] of Obsidian Energy Ltd. on behalf of Vendor, hereby certifies, for and on behalf of Vendor and not in his/her personal capacity, as follows:

1.
The undersigned is personally familiar, in his/her capacity as an officer of Vendor, with the matters hereinafter certified.
2.
This certificate is made and delivered pursuant to Clause 5.1(i) of the Sale Agreement.
3.
The definitions contained in the Sale Agreement are adopted in this Certificate and wherever used shall have the meanings ascribed to them in the Sale Agreement.
4.
Each of the Vendor's Fundamental Representations was true and correct in all respects as of the date of the Sale Agreement and is true and correct in all respects as of the Closing Date or, if another date is specified therein, was true and correct in all respects as of such date.
5.
Each of the representations and warranties of Vendor set forth in Clause 6.1, other than the Vendor's Fundamental Representations, was true and correct in all material respects as of the date of the Sale Agreement and is true and correct in all material respects as of the Closing Date, or if another date is specified therein, was true and correct in all material respects as of such date, in either case except where the representation and warranty is already qualified by materiality, in which case such representation and warranty was or is true and correct.
6.
All obligations and covenants of Vendor to be performed or complied with prior to or at the Closing Time (other than in respect of the agreements, certificates and other instruments and documents to be delivered at the Closing Time by Vendor pursuant to Clause 5.1 of the Sale Agreement) have been performed or complied with in all material respects.
7.
No Material Adverse Change with respect to the Assets has occurred during the Pre-Closing Period.

DATED at Calgary, Alberta, as of the day of , 2025.

OBSIDIAN ENERGY LTD.

Per:
Name:
Title:

FORM OF CERTIFICATE FOR PURCHASER

TO: Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. (collectively, "Vendor")

RE: Asset Purchase and Sale Agreement dated February 19, 2025 (the "Sale Agreement") between Vendor and InPlay Oil Corp. ("Purchaser")

The undersigned, [INSERT NAME], being the [INSERT TITLE] of Purchaser, hereby certifies, for and on behalf of Purchaser and not in his/her personal capacity, as follows:

1.
The undersigned is personally familiar, in his/her capacity as an officer of Purchaser, with the matters hereinafter mentioned.
2.
This certificate is made and delivered pursuant to Clause 5.2(l) of the Sale Agreement.
3.
The definitions contained in the Sale Agreement are adopted and in this Certificate wherever used shall have the meanings ascribed to them in the Sale Agreement.
4.
Each of the Purchaser's Fundamental Representations was true and correct in all respects as of the date of the Sale Agreement and is true and correct in all respects as of the Closing Date or, if another date is specified therein, was true and correct in all respects as of such date.
5.
Each of the representations and warranties of Purchaser set forth in Clause 6.3, other than the Purchaser's Fundamental Representations, was true and correct in all material respects as of the date of the Sale Agreement and is true and correct in all material respects as of the Closing Date, or if another date is specified therein, was true and correct in all material respects as of such date, in either case except where the representation and warranty is already qualified by materiality, in which case such representation and warranty was or is true and correct.
6.
All obligations and covenants of Purchaser to be performed prior to or at the Closing Time (other than in respect of the payments, agreements, certificates and other instruments and documents to be made and delivered at the Closing Time by Purchaser pursuant to Clause 5.2) have been timely performed in all material respects.
7.
No Material Adverse Change with respect to Purchaser has occurred during the Pre-Closing Period.

DATED at Calgary, Alberta, as of the day of , 2025.

INPLAY OIL CORP.

Per:
Name:
Title:

This and the Following Pages Comprise Schedule "K" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

FORM OF SEISMIC LICENSE

SEISMIC LICENSE AGREEMENT

THIS AGREEMENT made as of [•], 2025.

BETWEEN:

OBSIDIAN ENERGY PARTNERSHIP, a general partnership formed pursuant to the laws of the Province of Alberta, with its head office in Calgary, Alberta ("Licensor")

- and -

INPLAY OIL CORP., a body corporate incorporated under the laws of Alberta, with its head office in Calgary, Alberta ("Licensee")

WHEREAS Licensor and Licensee have entered into an Asset Purchase and Sale Agreement dated [•], 2025 (the "Sale Agreement"), pursuant to which Licensor has agreed to grant Licensee a non-exclusive, perpetual license permitting Licensee the use of certain proprietary geophysical data associated with the 2D and/or 3D seismic surveys described in Schedules "A" and "B", solely for the limited purposes set out herein;

NOW THEREFORE in consideration of the premises hereto and of the covenants, warranties, representations, agreements and payments set forth and provided for herein and in the Sale Agreement, the Parties covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1
Definitions

In this Agreement, including the recitals and any schedules hereto, unless otherwise stated or unless there is something in the subject matter or context inconsistent therewith:

(a)
"Affiliate" of any Person means any other Person who directly or indirectly Controls, is Controlled by, or is under common Control with, such Person.
(b)
"Agreement" means this Seismic License Agreement, including the Schedules attached hereto.
(c)
"Business Day" means a day other than Saturday or Sunday or a statutory holiday in Calgary, Alberta.
(d)
"Claims" means any and all claims, actions, causes of action, accounts, liens, demands, lawsuits, suits, judgments, awards, decrees, determinations, adjudications, writs, orders, pronouncements, audits, proceedings, arbitrations, mediations, hearings, of every kind, nature or description, and whether based on contract, tort, statute or other legal or equitable theory of recovery and includes any investigations or actions relating to any of the foregoing by or before any Government Authority.
(e)
"Consultant" means a Third Party engaged by Licensee to evaluate, make an Interpretation, reprocess or make other technical studies of the Seismic Data.

2

(f)
"Consequential Loss" means any Losses howsoever arising or occurring that are in the nature of consequential, special, indirect, punitive or exemplary damages, compensation for business interruption, loss of profit, including business loss and economic loss, loss of revenue, loss of value, loss of opportunity, opportunity costs, and similar types of Losses, but does not include any amounts paid or payable by a Party or its Affiliate to a Third Party in respect of Losses, of any type or nature, suffered by such Third Party.
(g)
"Control" means the possession, directly or indirectly, by a Person or group of Persons acting in concert, of the power to direct or cause the direction of the management or policies of another Person, whether through the ownership of voting securities, by contract or otherwise.
(h)
"Derivatives" means and includes, insofar as any of paragraphs (i) to (iii) below are authored, made, derived or developed by Licensee, or on Licensee's behalf:
(i)
processed and reprocessed Seismic Data and measurements taken from processed or reprocessed Seismic Data and any related representations of such processed and reprocessed Seismic Data derived by Licensee or any of its Consultants from the Seismic Data or from making use of the Seismic Data or reprocessed Seismic Data, including isochron maps, amplitude information, velocity information, time and depth structure maps, inversions, and analyses;
(ii)
any maps or displays which include any element of Seismic Data; and
(iii)
any and all measurements of Seismic Data,

provided however, and for greater certainty, Derivatives do not include Interpretations or any information, data, methods, processes, algorithms or other inputs or tools used by, or on behalf of, Licensee to create same.

(i)
"Disclose" means to distribute, disseminate, publish, disclose, provide copies, extractions or derivations of, produce and/or provide queries or reports related to, or otherwise permit access to the Seismic Data, or any portion, Derivative or extraction thereof, by any means whatsoever.
(j)
"Display" means to display or otherwise show the Seismic Data, or any portion, Derivative or extraction thereof, in marketing presentations or data rooms for no longer than reasonably required in environments whereby others are not able to make or remove copies, transcriptions, Interpretations, summaries or reproductions of any type (including tracings) of the Seismic Data, or use any electronic equipment or software to photograph, copy, photocopy or transmit copies of the Seismic Data electronically or by other means, or otherwise acquire knowledge or information from the Seismic Data comparable to having a copy of the Seismic Data or any portion thereof.
(k)
"Government Authority" means any:
(i)
federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise);

(ii)
agency, authority, commission, bureau, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;
(iii)
court, tribunal, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and

3

(iv)
other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including securities exchanges.
(l)
"GST" means the goods and services taxes payable under Part IX of the Excise Tax Act (Canada) (including, where applicable, both the federal and provincial portion of those taxes).
(m)
"Greater Pembina Area" means the area generally in the vicinity of the Seismic Lines shown in Schedule "A".
(n)
"Interpretation" is the process by which Seismic Data is transformed from raw data into usable information or knowledge by way of studying the Seismic Data and deriving measurements therefrom by production on displays or maps and making inferences as to what various measurements made upon the Seismic Data might mean in a geologic model that do not themselves include any actual measurements of the Seismic Data, and, as the context requires, also refers to the result thereof, including:
(i)
any lines or colours added to maps that are conclusions of inferences made by an individual based upon their unique understanding of the Seismic Data;
(ii)
geologic edges, facies descriptions and inferred fluid contacts, provided that the foregoing are not direct measurements of time series information and do not contain any elements of the Seismic Data;
(iii)
processing parameters (as may be used in creating processed versions of the Seismic Data) such as algorithmic parameters and inferred velocity fields; and
(iv)
algorithms used during such processing,

provided that, for greater certainty, any product (including any maps) that includes any element or measurement of Seismic Data, shall be deemed to be a Derivative and not an Interpretation.

(o)
"Joint Venture Partner" means any Third Party who has contractual privity with Licensee by virtue of a Joint Venture Transaction.
(p)
"Joint Venture Transaction" means a royalty transaction, farm-out, joint operating agreement, acreage trade, or similar business transaction for the joint exploration, development or production in respect of any of the lands highlighted in yellow on the plats attached hereto as Schedule "A".
(q)
"Liabilities" means any and all liabilities and obligations, whether under common law, in equity, under the Regulations or otherwise, whether tortious, contractual, vicarious, statutory or otherwise, whether absolute or contingent, and whether based on fault, strict liability or otherwise.

(r)
"Licensee Group" has the meaning set forth in Section 4.3(h).
(s)
"Losses" means, in respect of a Person or in relation to a matter, any and all losses, damages, costs, expenses, and charges (including all penalties, assessments and fines) which such Person suffers, sustains, pays or incurs in connection with such matter and includes all taxes, reasonable costs of legal counsel (on a full indemnity basis) and other professional advisors and consultants and reasonable costs of investigating and defending Claims arising from the matter, regardless of whether such Claims are sustained.
(t)
"Parties" means Licensor and Licensee collectively and "Party" means any one of them.

4

(u)
"Person" means any individual, body corporate, partnership (limited or general), trust, trustee, executor or similar official, Government Authority or other entity.
(v)
"Prospective Joint Venture Partner" means any Third Party with whom Licensee is, or shall be, conducting bona fide negotiations in an endeavour to conclude a Joint Venture Transaction in respect of any of the lands highlighted in yellow on the plats attached hereto as Schedule "A".
(w)
"Prospective Party" means any Prospective Joint Venture Partner or Prospective Purchaser.
(x)
"Prospective Purchaser" means a Third Party with whom Licensee is, or shall be conducting bona fide negotiations in an effort to conclude a disposition of all or a portion of the shares of Licensee (excluding ordinary public trading of the voting securities of Licensee in which the ownership of such securities changes over time in the normal course of business) or all or a portion of the assets in respect of any of the lands highlighted in yellow on the plats attached hereto as Schedule "A".
(y)
"Regulations" means all statutes, laws, rules, orders, judgements, writs, injunctions, decrees, regulations, official directives, published guidelines, standards, codes of practice, orders and directions of Government Authorities in effect from time to time.
(z)
"Representatives" means, with respect to Licensee and Licensor, that Person's Affiliates, together with that Person's and its Affiliates' respective directors, officers, employees and other personnel, agents and contractors.
(aa)
"Sale Agreement" has the meaning ascribed in the recitals.
(bb)
"Seismic Data" means all available 100% percent owned proprietary basic data, field data, processed stack data, location data and final stacked sections data associated with the 2D and 3D seismic lines, seismic 2D and 3D programs, vertical seismic profiles, geophysical fracture mapping programs (microseismic, tiltmeters), and geophysical fracture monitoring programs (4D seismic, tiltmeters, passive microseismic), to the extent such Seismic Data is in the custody and control of, and owned 100% by, Licensor as of the date hereof as set out in Schedule "B", but only insofar as such Seismic Data is located directly within the boundary of the lands highlighted in yellow on the seismic plat included as part of Schedule "A". Including, if available:

(i)
the following basic data for surface seismic, 2D, 3D, microseismic and VSP's (which may be reprocessed by Lessee to produce final data):
(A)
digital field recording data in standard formats such as SEG A, B, D;
(B)
location data, including raw survey notes, survey reduction listings (latitude, departures and elevation, chaining diagrams); and
(C)
acquisition or recording data: observer's reports, shooter's reports, driller's reports; and
(ii)
the following final data for 2D surface seismic:
(A)
digital stack data: digital SEG Y format;
(B)
shot-point map;

5

(C)
digital copy of survey data in SEG P-1 format, including re-audited versions if any;
(D)
digital stack images in TIFF format; and
(E)
paper or reproducible final stacked sections produced; and
(iii)
the following 3D data:
(A)
Sections (i) and (ii) above, which comprise part of the geological data for a 3D seismic program;
(B)
surface spread layout map depicting survey source and receiver lines; and
(C)
sub-surface bin center map used in the processing with bin corner coordinates; and
(iv)
final products associated with completion engineering data for fracture mapping (microseismic) programs.
(cc)
"Storage Contractors" means Third Parties engaged by Licensee which are in the business of providing central data hosting and storage facilities and retrieval services, as well as electronic data bases for geophysical data.
(dd)
"Third Party" means any Person other than a Party or an Affiliate of a Party.
(ee)
"Transfer" means the sale, assignment, transfer, exchange, trade or other disposition of the Seismic Data or Derivatives.

1.2
Extended Meanings

In this Agreement, unless the context requires otherwise:

(a)
words importing the singular number include the plural and vice versa;
(b)
words importing the masculine gender include the feminine and neuter genders;
(c)
if a word is defined in this Agreement, a derivative of that word shall have a corresponding meaning;
(d)
the terms "herein", "hereby", "hereof", "hereunder", "hereto" and similar expressions mean or refer to this Agreement and not to any particular provision of this Agreement;
(e)
the use of the word "include" or "including" shall be deemed to mean "include, without limitation", or "including, without limitation", as applicable;
(f)
references to any Person (including any Government Authority) include such Person's permitted successors and assigns;
(g)
any reference to a Person in a particular capacity is and is deemed to be a reference to that Person in that capacity and not in any other capacity;
(h)
reference to any agreement, document or instrument means such agreement, document or instrument as amended, replaced, restated or modified and in effect from time to time in accordance with the terms thereof;

6

(i)
references to any Regulations means all statutes, laws, rules, orders, directives and regulations in effect from time to time and made by any Government Authority having jurisdiction over the Seismic Data or the Parties;
(j)
references to Articles, Sections, Subsections or Schedules refer to articles, sections, subsections or schedules of this Agreement;
(k)
headings are not to be considered part of this Agreement and are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents hereof;
(l)
the rule of contractual interpretation known as "contra proferentem" shall not apply to the interpretation or construction of this Agreement, such that in interpreting this Agreement, it shall be irrelevant which Party drafted any particular provision hereof;
(m)
all dollar amounts referred to in this Agreement are in Canadian dollars, unless otherwise indicated herein;
(n)
payments are to be made in Canadian dollars, in immediately available funds;
(o)
unless otherwise indicated, references to the time of day or date mean the local time or date in Calgary, Alberta;

(p)
unless otherwise specified herein, or as the context may require, computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period; and
(q)
where any payment or calculation is to be made, or any other action is to be taken, on or as of a day that is not a Business Day, then unless otherwise provided herein, such payment or calculation is to be made, or the other action is to be taken, as applicable, on or as of the next following Business Day, unless such next following Business Day falls in the next calendar month, in which event the payment or calculation is to be made, or the other action is to be taken, as applicable, on or as of the immediately preceding Business Day.
1.3
Schedules

The following schedules ("Schedules") are attached hereto and form a part of this Agreement.

Schedule "A":	Land Plats
Schedule "B":	Description of 2D and 3D Seismic Lines and Seismic Surveys, Microseismic and Test Lines

ARTICLE 2
GRANT OF LICENSE

2.1
Grant of License

Licensor hereby grants to Licensee, upon and subject to the terms and conditions of this Agreement, a non-exclusive, non-transferable (other than as provided herein) right and license:

(a)
to use, and Disclose to its Affiliates and permit such Affiliates to use the Seismic Data and the Derivatives, including the examination and Interpretation thereof; and

7

(b)
in addition, to Disclose the Seismic Data and Derivatives to the Persons and for the purposes as set forth in Article 4 and subject to the terms and conditions thereof.
2.2
Ownership of the Seismic Data
(a)
Licensor shall at all times retain and does hereby reserve for itself ownership in and to all the Seismic Data.
(b)
All Derivatives shall be deemed, immediately upon the making, derivation or development thereof by Licensee, or on Licensee's behalf, to be included in and form part of the Seismic Data, and Licensor shall be the first owner of all such Derivatives, provided however, and for greater certainty, Derivatives shall not include, and Licensor shall have no interest in any Interpretations, or in any information or data (except such information or data which may comprise part of the Seismic Data), methods, processes, algorithms or other inputs or tools (including any copyrights or other intellectual property rights therein) used by, or on behalf of, Licensee to create Derivatives or Interpretations.
(c)
To the extent to which Licensor at law is not the first owner of all such Derivatives, Licensee will assign, without payment of further consideration, and hereby does assign and transfer, all right, title and interest of any kind, including all copyrights and other intellectual property rights, in and to all such Derivatives, to Licensor, provided however, and for greater certainty, such assignment shall not include, and Licensor shall have no interest in, any Interpretations, or any information or data (except such information or data which may comprise part of the Seismic Data), methods, processes, algorithms or other inputs or tools (including any copyrights or other intellectual property rights therein) used by, or on behalf of, Licensee to create Derivatives or Interpretations.

(d)
Licensor shall be entitled, without limiting the generality of the foregoing, to Transfer all or any part of its entire right, title, estate and interest in and to the Seismic Data, for any consideration or no consideration at all, or grant further licenses or viewing rights in respect of the Seismic Data, to any Person, in Licensor’s sole and unfettered discretion.
2.3
Licensee Fee and Associated Charges and Fees
(a)
As monetary consideration for the license granted herein with respect to the Seismic Data and the Derivatives, a lump sum license fee of $1.00, the receipt and sufficiency of which is hereby acknowledged, has been paid by Licensee to Licensor upon execution of this Agreement.
(b)
In addition Licensee shall be responsible for all applicable costs, including copying, cropping, processing/reprocessing, handling, reproduction and splicing charges, shipping and insurance costs, applicable taxes including GST relating to the preparation of the Seismic Data for delivery (including costs relating to the actual delivery), as well as any and all further copying, processing or reprocessing costs reasonably incurred by Licensor in performing its obligations under this Agreement.
(c)
From time to time, Licensor shall deliver to Licensee an invoice detailing the associated charges. All associated charges, costs and taxes applicable to the either or both of the retrieval and reproduction of Seismic Data, subject to the terms hereof, by a Third Party shall be the responsibility of Licensee and will be direct billed to Licensee by Third Party. Licensee shall pay in full the amount set out on the invoice provided by Licensor or a Third Party within 30 days of receiving it.
(d)
In the event any sales, GST, gross receipts, value added, use, profits, or similar tax, including GST, is levied or assessed against Licensor as a consequence of the licensing of Seismic Data by Licensor to Licensee hereunder, such taxes shall be for the sole account

8

of Licensee and be paid by Licensee. Should Licensor be required to pay such taxes, Licensee shall reimburse Licensor in full for any taxes so paid by Licensor within 30 days of receipt of an invoice, together with a copy of the tax assessment.
2.4
Delivery of Seismic Data

Within 30 days following execution of this Agreement, Licensor shall deliver to Licensee a copy of the Seismic Data.

ARTICLE 3
LIABILITY AND DISCLAIMERS

3.1
Licensee's Liability and Indemnity Obligations

Licensee shall be:

(a)
liable to Licensor and its Representatives for; and
(b)
in addition, indemnify Licensor and its Representatives from and against, all Claims that may be made against Licensor and its Representatives and Losses and Liabilities that Licensor and its Representatives suffer, sustain, pay or incur as a result of any breach of the terms and conditions of this Agreement by Licensee or Licensee Group.
3.2
Disclaimers and Limitations

Except as otherwise provided in this Agreement, the Seismic Data (including in all cases all Derivatives) is provided on a strictly 'as is', 'where is' and 'as available basis', with no guarantees, representations, warranties or conditions of any nature or kind whatsoever, whether express or implied, or arising from statute or custom of trade, or otherwise, with respect to the nature, quality, contents, timeliness, accuracy, ownership or, once delivered to Licensee (or to Licensor, with respect to Derivatives), the subsequent availability of the Seismic Data and Derivatives, including any conditions or warranties of merchantability, merchantable quality, compliance with any description, non-infringement or misappropriation of Third Party rights, or fitness for use for a particular purpose. Any expenditure made by a Party as a result of or with respect to use or review of the Seismic Data or Derivatives, and any use of or reliance on the Seismic Data or Derivatives, shall be at such Party's sole risk, cost and expense and Licensor (in the case of Seismic Data) and Licensee (in the case of Derivatives) shall not be liable in any way for any error or inaccuracy in the Seismic Data or Derivatives, as applicable, which error or inaccuracy might have induced the making of such expenditure. If, following the date of this Agreement, Licensor determines that is does not have an ownership interest in any portion of the Seismic Data, such Seismic Data and related Derivatives shall be deemed to be removed from this Agreement and shall not be subject to the license granted hereunder. In no event will the liability of Licensor to Licensee for any loss or claim whatsoever with respect to this Agreement or the Seismic Data and Derivatives, whether arising under this Agreement or otherwise, exceed a sum equal to the total license fee set forth in Section 2.3(a), whether such loss or claim arises under theories of tort, contract, warranty, statutory condition, fiduciary duty, due diligence, strict liability, product liability, or otherwise.

3.3
Breach and Remedies for Breach

Licensee agrees that Licensor will be irreparably injured by any breach of this Agreement by Licensee, which may not adequately be compensated for by damages. Accordingly, and without any requirement to wait for the expiry of any period granted to Licensee to cure any default, Licensor shall be entitled to immediately seek injunctive or other equitable relief to prevent breaches of this Agreement, and to specifically enforce the terms and provisions hereof, in addition to any other remedy to which Licensor may be entitled, whether hereunder, at law or in equity.

9

ARTICLE 4

CONFIDENTIALITY AND NON-DISCLOSURE OBLIGATIONS

4.1
Confidential Treatment of Seismic Data and Derivatives

Licensee shall keep the Seismic Data and Derivatives strictly confidential and, except as expressly permitted by Section 4.3 or as may be subsequently expressly authorized in writing by Licensor, Licensee shall not (i) Display or Disclose the Seismic Data or the Derivatives to any Third Party,

(ii) permit any Third Party to have access, use, or have actual or constructive possession of the Seismic Data or the Derivatives; or (iii) Transfer the Seismic Data or the Derivatives to any Third Party. The foregoing obligations of confidentiality shall survive the expiration or termination of this Agreement, howsoever caused.

4.2
Copying and Reprocessing of Seismic Data and Derivatives

Licensee may make copies of any Seismic Data or Derivatives for the sole purpose of using such copies pursuant to the rights and licenses granted herein, provided that Licensee shall incorporate internal controls to identify the Seismic Data or the Derivatives as property of Licensor and ensure the confidential treatment of the Seismic Data and Derivatives.

4.3
Permitted Display, Disclosure and Transfer of Seismic Data and Derivatives
(a)
Corporate Sale of Licensee: Provided this Agreement has not been assigned by Licensee in accordance with Section 6.1(b), in the event of a one-time corporate sale of 50% or greater of the shares of Licensee to a Prospective Purchaser, Licensor shall permit the Transfer of a license to use the Seismic Data to the successful purchaser. Upon execution of a corporate purchase and sale agreement between Licensee and the successful purchaser, Licensee shall notify Licensor in writing of its intention to transfer such Seismic Data. For certainty, if this Agreement has been assigned by Licensee in accordance with Section 6.1(b), the assignee Licensee shall not be permitted to Transfer a license to use the Seismic Data in the event of a corporate sale and the provisions of Section 4.3(e) shall apply.
(b)
Affiliates: Licensee may Disclose (but may not Transfer) the Seismic Data and any Derivative to an Affiliate with no additional license fee payable to Licensor provided that the Affiliate shall agree to be bound by the terms of this Agreement to the same extent as Licensee, and any such disclosure or delivery of the Seismic Data and Derivatives shall not, in any way, relieve or diminish the obligations owed by Licensee to Licensor pursuant to this Agreement. If any Person to whom Seismic Data or any Derivative was Disclosed by Licensee ceases to be an Affiliate of Licensee, all rights of usage of such Person shall then immediately cease and any copies of the Seismic Data and the Derivatives then in the possession of such Person shall immediately be returned to Licensee (other than with respect to the Seismic Data and any Derivatives which must be retained pursuant to Regulations or pursuant to a direction of a Government Authority).
(c)
Employees, Agents, Officers and Directors: Licensee may Disclose and Display (but may not Transfer) the Seismic Data and any Derivative to any of its employees, agents, officers and directors; provided that Licensee shall first ensure that all such individuals are aware of the confidentiality obligations set forth in this Agreement before Disclosing any of the Seismic Data or the Derivatives to such individuals and Licensee shall take all such other steps as are necessary to ensure that such individuals comply with the terms and conditions of this Agreement.

(d)
Consultants: Licensee may Display and Disclose (but may not Transfer) the Seismic Data and any Derivative to a Consultant retained by Licensee to reprocess and/or create Interpretations of the Seismic Data, provided that the Consultant shall first agree in writing, that the reprocessing and/or Interpretation of the Seismic Data and the Derivatives

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performed by the Consultant shall be for the sole benefit of Licensee (but at Licensee's cost) and that the Consultant shall not retain any copies of the Seismic Data or the Derivatives or the results of the reprocessing thereof and, upon completion of same, shall deliver all copies thereof to Licensee.
(e)
Prospective Parties: Licensee may Display as provided herein, but shall not Disclose or Transfer the Seismic Data and any Derivatives to Prospective Parties, provided that, all Prospective Parties to whom Display is intended to be made hereunder shall first agree, in writing, to all of the following:
(i)
any Display to a Prospective Party shall be limited to portions of the Seismic Data or Derivatives relevant to those geographical areas which are the subject of negotiations between Licensee and such Prospective Party; and
(ii)
each Prospective Party, prior to being given access to Display of the Seismic Data and any Derivatives, shall agree in writing to maintain the Seismic Data and Derivatives in confidence and not to use the Seismic Date to make any regional geophysical Interpretation or evaluation of the lands covered by such Seismic Data.

If a Prospective Party desires the Disclosure or Transfer of the Seismic Data or the Derivatives, it will require consent from Licensor, which consent may not be unreasonably withheld, and an additional license fee for each such Joint Venture Partner may be charged by Licensor at Licensor's sole discretion, to be paid by Licensee, and the Disclosure or Transfer of the Seismic Data and Derivatives shall be subject to the restrictions set out in this Agreement.

(f)
Government Authorities: Licensee may Disclose (but may not transfer) the Seismic Data and Derivatives to Government Authorities only to the extent that such disclosure is specifically required by Regulations. Licensee agrees to immediately inform Licensor upon the receipt of any request or demand for disclosure made upon Licensee by a Government Authority. Where such disclosure occurs, Licensee shall use commercially reasonable effort to ensure the confidential treatment of the Seismic Data and Derivatives by such Government Authority. Licensor shall have the right to dispute with the Government Authority, such Government Authority's right to access the Seismic Data or any Derivative, or seek a protective or limiting order, at its sole expense and Licensee shall promptly provide Licensor with all information pertaining to the Government Authority request.
(g)
Storage Contractors: The Seismic Data and the Derivatives may be delivered to the custody of bona fide Storage Contractors, provided that such Storage Contractors (i) are not, directly or indirectly through an entity related to them, in the business of exploring for or producing hydrocarbons, and (ii) agree in writing to maintain the Seismic Data and the Derivatives in strict confidence as provided herein, and (iii) agree to make such Seismic Data and Derivatives available only to Licensee or those authorized by Licensee as provided herein.

(h)
Liability: Licensee shall cause its Affiliates, Consultants, Storage Contractors, Prospective Parties and other Third Parties, and their employees, consultants, agents, professional advisors, officers, directors, and independent consultants to which it Displays or Discloses, or otherwise provides access, use or possession of the Seismic Data or any Derivative (collectively, the "Licensee Group") to comply with all terms and conditions herein contained as if such parties were a signatory hereto. Licensee shall be fully and directly responsible to Licensor for the compliance of each member of Licensee Group with the terms and conditions herein contained and shall be liable to Licensor for the breach of any of the terms or conditions hereof by member of Licensee Group as set out herein.

11

(i)
Notwithstanding any other provision herein, the confidentiality obligations herein will not extend to information that:
(i)
is or becomes publicly available through no act or omission of Licensee a member of Licensee Group;
(ii)
is already in possession of Licensee or a member of Licensee Group, without prior restriction on Disclosure;
(iii)
is subsequently obtained lawfully by Licensee or a member of Licensee Group from a Third Party which Licensee does not reasonably believe is obligated to maintain that information in confidence; or
(iv)
is independently developed by Licensee or a member of Licensee Group without reference to the information required to be kept confidential hereunder.

ARTICLE 5
TERMINATION

5.1
Termination
(a)
Licensor may terminate this Agreement, in its sole and absolute discretion, if Licensee, or a member of Licensee Group, breaches Article 4.
(b)
This Agreement and the license provided herein, including all rights and benefits hereunder, shall immediately terminate:
(i)
if Licensee (A) is dissolved, adjudicated as bankrupt, or becomes subject to an order for relief under any bankruptcy law; (B) fails to pay or admits in writing its inability to pay its debts generally as they become due; (C) applies for, seeks, consents to, or acquiesces in the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for itself or any substantial part of its property; (D) institutes any proceedings seeking an order for relief or to adjudicate it as bankrupt or insolvent, or seeks dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors; or (E) takes any action to authorize or effect any of the foregoing actions; or

(ii)
if, without the application, approval or consent of Licensee, a receiver, trustee, examiner, liquidator or similar official shall be appointed for Licensee, or any part of its property, or a proceeding relating to bankruptcy, insolvency or arrangement is instituted against Licensee.
5.2
Consequences of Termination

Upon termination of this Agreement for any reason whatsoever, Licensee shall, within 30 days from such expiration or termination, promptly deliver to Licensor all Seismic Data and destroy all Derivatives, or, at the option of Licensor, destroy all Seismic Data and all Derivatives, licensed hereunder or in the custody or control or Licensee or a member of Licensee Group, and provide Licensor with written certification that (other than with respect to the Seismic Data and any Derivatives which must be retained by Licensee pursuant to Regulations or pursuant to a direction of a Government Authority):

(a)
all copies of the Seismic Data have been returned or destroyed as the context requires and Derivatives destroyed;

12

(b)
all Seismic Data and all Derivatives have been removed from Licensee’s and all members of Licensee Group's storage and archival systems, workstations and prospect files; and
(c)
neither Licensee nor a member of Licensee Group have retained copies of the Seismic Data or any Derivatives.

ARTICLE 6
MISCELLANEOUS

6.1
Assignment
(a)
Except as expressly provided herein, Licensee shall not be entitled to assign this Agreement or any rights or interests herein in any Seismic Data or Derivatives without the prior written consent of Licensor, which consent may be unreasonably and arbitrarily withheld, and any attempted assignment, without such consent, shall be null and void.
(b)
Provided Licensee has not Transferred a license to use the Seismic Data to a corporate purchaser in accordance with Section 4.3(a), Licensee shall have a one-time right to assign this Agreement, without the prior written consent of Licensor, to a successful purchaser of 75% or greater of the petroleum and natural gas assets held by Licensee in the Greater Pembina Area; provided, however, that it shall be a condition of such assignment, that the purchaser first execute and deliver to Licensor an instrument pursuant to which the purchaser agrees to be bound by the terms hereof and by all of the liabilities and obligations of Licensee hereunder in the same manner and to the same extent as though the purchaser was an original party hereto in the first instance. Upon execution of a purchase and sale agreement between Licensee and the successful purchaser, Licensee shall notify Licensor in writing of its intention to assign this Agreement and the identity of the purchaser. For certainty: (i) the permitted Transfer right under this Section 1(a)(i)(A)6.1(b) is exclusive to Inplay Oil Corp. as Licensee and shall not extend to any assignee licensees; and (ii) if Licensee has Transferred a license to use the Seismic Data to a corporate purchaser in accordance with Section 4.3(a), the right to assign this Agreement as set out in this Section 6.1(b) shall terminate and be of no force and effect.

6.2
Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

6.3
Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the intent of this Agreement.

6.4
No Third Party Beneficiary Rights

Except as provided herein, this Agreement shall be construed to benefit the Parties and their respective successors and permitted assigns only, and shall not be construed to create Third Party beneficiary rights in any other Person.

6.5
Entire Agreement

This Agreement, together with the agreements herein referred to, including the Sale Agreement, constitutes the entire agreement of the Parties relating to, and there are no collateral or other statements, understandings, covenants, agreements, representations or warranties, written or oral, relating to, the subject matter of this Agreement. This Agreement supersedes all prior agreements,

13

understandings, negotiations and discussions, whether written or oral, between the Parties relating to the subject matter hereof or thereof.

6.6
Survival

The expiry or termination of this Agreement will not discharge or release either Party from any of its liabilities or obligations accrued at the time of such expiry or termination (including a breach of a representation, warranty or covenant) or from any of its liabilities or obligations that expressly continue beyond or arise out of such expiry or termination of this Agreement, including for certainty Sections 3.1, 3.3, 4.1, 5.2 and 6.12.

6.7
Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

6.8
Waiver
(a)
No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred.
(b)
No waiver of any term or provision of this Agreement including this Section 6.8, including by action, convention or oral agreement, will be binding unless executed in writing (i) by the Party to be bound thereby, and (ii) through such Party's representative who has the actual authority to bind such Party to this Agreement. No waiver of any term or provision of this Agreement will be deemed or will constitute a waiver of any other provision hereof (whether or not similar) nor will a waiver constitute a continuing waiver unless otherwise expressly provided.

6.9
Amendment
(a)
No variation, amendment, supplement, or modification of this Agreement, including by action, convention or oral agreement, will be binding unless executed in writing (i) by each Party, and (ii) through each Party's representative who has the actual authority to bind such Party to this Agreement.
(b)
Except as otherwise set out herein, no termination of this Agreement, including by action, convention or oral agreement, will be binding unless executed in writing (i) by each Party, and (ii) through each Party's representative who has the actual authority to bind such Party to this Agreement.
(c)
The Parties agree that (i) certainty of the terms of this Agreement is a key principle of their relationship, and (ii) notwithstanding their freedom to contract, they cannot and will not agree orally to vary, amend, modify, waive or terminate any provision or term of this Agreement including this Section 6.9.
6.10
Time

Time shall be of the essence in this Agreement.

6.11
Notices

The addresses for service and email addresses of the Parties shall be as follows:

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Licensor:

c/o Obsidian Energy Ltd. 200, 207 – 9th Avenue S.W. Calgary, Alberta T2P 1K3

Attention:	[•]
E-mail:	[•]

Licensee:

InPlay Oil Corp.
[•]
[•]

Attention:	[•]
E-mail:	[•]

All notices, communications and statements required, permitted or contemplated hereunder shall be in writing, and shall be delivered as follows:

(a)
by personal service on a Party at the address of such Party set out above, in which case the item so served shall be deemed to have been received by that Party when personally served;
(b)
by e-mail to a Party to the e-mail address of such Party set out above, in which case items delivered by e-mail shall be deemed to have been received by that Party on the date such e-mail is acknowledged (by any means permitted hereunder, including reply e-mail) by the recipient (not including by automated reply or read receipt); or
(c)
except in the event of an actual or threatened postal strike or other labour disruption that may affect mail service, by mailing first class registered post, postage prepaid, to a Party at the address of such Party set out above, in which case the item so mailed shall be deemed to have been received by that Party on the third Business Day after the date of mailing (the date of mailing being the Business Day immediately prior to the postmarked date of the envelope containing the notice, communication or statement or if the subject envelope has been lost or destroyed, the date of such notice, communication or statement or if undated the date of the transmittal letter accompanying the same).

A Party may from time to time change its address for service or email address by giving notice of such change to the other Party.

6.12
Governing Law

This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and applicable laws of Canada and shall, in all respects, be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Agreement.

6.13
Counterpart and Facsimile Execution

This Agreement may be executed in as many counterparts as are deemed necessary, and may be delivered by facsimile or in electronic pdf form, and when so executed and delivered, each such counterpart is as valid and binding on all Parties as every other such counterpart. If a Party delivers

15

a counterpart by facsimile or in electronic pdf form, that Party shall promptly thereafter deliver to the other Party an originally executed counterpart.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

OBSIDIAN ENERGY PARTNERSHIP, by its Managing partner, Obsidian Energy Ltd.		INPLAY OIL CORP.

Per:		Per:
	Name:		Name:
	Title:		Title:

This is the Execution Page for the Seismic License Agreement between Obsidian Energy Partnership and InPlay Oil Corp.

SCHEDULE "A"

Land Plat

[Redacted]

SCHEDULE "B"

Description of 2D and 3D Seismic Lines and Seismic Surveys, Microseismic and Test Lines

This and the Following Pages Comprise Schedule "L" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

FORM OF CONTRACT OPERATING AGREEMENT

INTERIM CONTRACT OPERATING AGREEMENT

BETWEEN

OBSIDIAN ENERGY LTD.

(As Licensee)

-and-

INPLAY OIL CORP.

(As Contractor)

Dated the [•] day of [•], 2025

Table of Contents (Continued)

Exhibits:

Exhibit "A" -	Insurance Requirements
Exhibit "B" -	Addresses of Parties

INTERIM CONTRACT OPERATING AGREEMENT

THIS AGREEMENT dated the [•] day of [•], 2025.

BETWEEN:

OBSIDIAN ENERGY LTD., a body corporate amalgamated pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Licensee")

- and -

INPLAY OIL CORP., a body corporate incorporated pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Contractor")

WHEREAS Contractor and Licensee, together with Obsidian Energy Partnership and 1647456 Alberta Ltd. (collectively with Licensee, "Vendor") entered into an Asset Purchase and Sale Agreement dated February [•], 2025 (the "Sale Agreement");

AND WHEREAS Closing has occurred in accordance with the terms of the Sale Agreement and Contractor is the beneficial owner of the Assets;

AND WHEREAS Licensee will, in accordance with the terms of the Sale Agreement, submit the AER Transfers with the AER for the transfer to Contractor of the applicable Permits in respect of the Wells and Tangibles for which Licensee is the licence holder (the "Operated Assets") and Licensee shall remain the license holder of the Permits applicable to the Operated Assets until the date the AER approves the AER Transfers (the "Licence Transfer Date");

AND WHEREAS the Parties have agreed that Contractor shall provide and be responsible for certain operating services with respect to the Operated Assets from the date of this Agreement until the Licence Transfer Date in order to effect an orderly transfer of operatorship from Licensee to Contractor in accordance with the terms of this Agreement and the Sale Agreement;

NOW THEREFORE in consideration of the premises and the mutual covenants and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by Contractor and Licensee, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1
Definitions

In this Agreement (including the recitals), unless otherwise defined herein, the words and phrases which are defined terms in the Sale Agreement shall have the same meanings in this Agreement as ascribed to them in the Sale Agreement. In this Agreement, unless the context otherwise requires:

(a)
"AER Spend Rate Threshold" means [percentage]%.

(b)
"AER Spend Rate" means the spend rate of Licensee, expressed as a percentage, used in the calculation of Licensee's mandatory spend closure quota, calculated in accordance with Directive 88.
(c)
"Agreement" means this Interim Contract Operating Agreement, together with the Exhibits.
(d)
"Emergency Phone Number" means that 24-hour emergency contact number that is currently held and monitored by the Licensee in respect of the Operated Assets.
(e)
"Exhibits" means the exhibits attached to and made a part of this Agreement.
(f)
"Inactive LMF" means Licensee's estimated inactive liability associated with the Retained Assets, calculated in accordance with Directive 11 and Directive 88.
(g)
"Inactive LMF Floor" means, for the 2025 calendar year, $[dollar value], which amount shall thereafter escalate at a rate of $[dollar value] per year, commencing on January 1, 2026, until this Agreement has been terminated in accordance with Clause 8.1(a); provided that the $[dollar value] and $[dollar value] amounts referenced above will be prorated based on the number of days in the appliable period relative to the total number of days in the calendar year.
(h)
"Licence Transfer Date" has the meaning provided in the recitals.
(i)
"Licensee Responsibilities" has the meaning provided in Clause 2.1(a).
(j)
"LMF Amount" [redacted].
(k)
"LMF Fee" [redacted].
(l)
"Obsidian Holding Amount" means the difference between the LMF Amount and the Retained Asset Mandatory Spend Amount.
(m)
"Operated Assets" has the meaning provided in the recitals.
(n)
"Party" means a party to this Agreement and "Parties" means both of the parties to this Agreement.
(o)
"Retained Assets" has the meaning provided in Clause 5.1(b).
(p)
"Retained Asset Abandonment Notice" has the meaning provided in Clause 5.5(b).
(q)
"Retained Asset Abandonment Work" has the meaning provided in Clause 5.5(a).
(r)
"Retained Asset Mandatory Spend Amount" means [redacted].
(s)
"Sale Agreement" has the meaning provided in the recitals.
(t)
"Sales Tax" means all sales, use, value added, ad valorem, excise or similar tax, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Authority.
(u)
"Vendor" has the meaning provided in the recitals.

1.2
Interpretation

In this Agreement, unless specifically provided otherwise or the context otherwise requires:

(a)
the words "hereto", "hereof", "herein", "hereby" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b)
any reference to the singular in this Agreement shall also include the plural and vice versa, and the use of any gender includes all genders, as the context may require;
(c)
references herein to a specific Article or Clause shall refer, respectively, to the Articles or Clauses of this Agreement unless otherwise indicated;
(d)
heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect the construction or interpretation of any of the provisions hereof;
(e)
wherever the word "include", "includes" or "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation";
(f)
references to a specific time shall refer to the prevailing time in Calgary, Alberta;
(g)
references to a Party mean the Party or its successors and permitted assigns;
(h)
any statute or regulation defined or referred to herein means such statute or regulation as from time to time amended, supplemented or modified, including by succession of comparable successor statutes or regulations, and any regulations promulgated thereunder;
(i)
any agreement, instrument or writing defined or referred to herein means such agreement, instrument or writing, as from time to time amended, supplemented or modified prior to the date hereof;
(j)
where any payment or calculation is to be made, or any other action is to be taken, on or as of a day that is not a Business Day, that payment or calculation is to be made, or that other action is to be taken, as applicable, on or as of the next following Business Day; and
(k)
unless otherwise specified, time periods within or following which any payment is to be made or any act is to be done under this Agreement shall be calculated by excluding the day on which the period commences and including the day on which such period ends.

ARTICLE 2
CONTRACTOR'S RESPONSIBILITIES

2.1
Contractor's Responsibilities

Contractor will:

(a)
subject to: (i) Licensee conducting the Retained Asset Abandonment Work under Clause 5.5; (ii) work conducted by Licensee under Clause 3.1(c); and (iii) any Transitional Services (as defined in the Transitional Services Agreement) provided by Licensee pursuant to the Transitional Services Agreement (collectively, the "Licensee Responsibilities"), act as the on-site operator of the Operated Assets and perform all work and services ordinarily performed by an operator pertaining to the assets similar to the Operated Assets;

(b)
subject to the Licensee Responsibilities, conduct all operations for and take all actions under this Agreement with respect to the Operated Assets diligently, in a safe, good, workmanlike and competent manner, in compliance with: (i) accepted industry practices: (ii) the policies, plans and procedures set forth in Clause 2.1(k); (iii) all Applicable Laws, including all Applicable Laws pertaining to the Environment and all applicable rules, regulations, policies, procedures and directives of the AER (including AER Directive 71), Occupational Health and Safety, Workers' Compensation, Transportation of Dangerous Goods and Work Place Hazardous Materials Information System and including the requirements of all Permits for the Operated Assets; provided that the Parties acknowledge that Contractor's ability to comply with the foregoing may be subject to Licensee maintaining the Permits in accordance with Clause 2.2; and (iv) the terms of this Agreement, in all cases, with the degree of care, safety, diligence and skill of an experienced and prudent operator of assets similar to the Operated Assets;
(c)
ensure that:
(i)
Contractor's personnel are trained and competent to perform their duties before operating the Operated Assets; and
(ii)
Contractor's personnel have received H2S training if there is a potential to handle sour substances at the Operated Assets or enter onto sour gas locations;
(d)
subject to the Licensee Responsibilities, provide all labour, materials and equipment for monitoring, repair, maintenance, replacement and remedial work required at the Operated Assets;
(e)
subject to work conducted by Licensee under Clause 3.1(c), place orders with suppliers and sign for receipt of materials;
(f)
when due and payable, pay all charges incurred for the operations carried out under this Agreement, which are not being disputed in good faith by Licensee;
(g)
when due and payable, make all payments to the applicable Governmental Authority of governmental assessments and charges in respect of the Operated Assets, including royalty and tax payments, regulatory agency fees and property taxes on the Operated Assets, in each respect which arise on or after the date of this Agreement, which subject to Clause 2.4, are not being contested in good faith by Licensee;
(h)
subject to the Licensee Responsibilities, coordinate field operations in respect of the Operated Assets;
(i)
with Licensee's administrative assistance in accordance with Clause 2.2(c) and subject to any Transitional Services provided by Licensee pursuant to the Transitional Services Agreement, use reasonable diligence to prepare in a prudent and competent manner and deliver to Licensee all regulatory and other reports, filings, documents, correspondence or other information required to be submitted by the Licensee to the AER and other appropriate Governmental Authorities, as applicable, in respect of matters occurring on or after the date of this Agreement;

(j)
subject to the Licensee Responsibilities, address emergency response calls for the Operated Assets directed to the 24-hour Emergency Phone Number and address any field Alberta One Call requests in respect of the Operated Assets;
(k)
ensure that a current emergency response plan, including site-specific emergency response plans, occupational health and safety and environmental standards, work practices and accident prevention policies, all of which shall be not less stringent in any material respect, taken as a whole, than those of Licensee and which are provided to otherwise made available to Contractor prior to the date of this Agreement, are in place for the Operated Assets;
(l)
following the transfer of same to Licensee pursuant to a Specific Conveyance, but subject to, where applicable, obtaining road access rights substantially similar to Licensee's road access rights prior to Closing which were held by Licensee under non assignable road access agreements, maintain all required Surface Rights applicable to the site of the Operated Assets to allow Contractor and its employees and sub-contractors, and Licensee as required pursuant to Clause 5.5, access to the site of the Operated Assets;
(m)
provide all reports and updates pertaining to the Operated Assets reasonably requested by the Licensee;
(n)
promptly after becoming aware of same, inform Licensee in writing of any:
(i)
event of non-compliance with Applicable Laws in respect of the Operated Assets; and
(ii)
emergency situations in accordance with the requirements of Clause 3.1;
(o)
remediate any Release from the Operated Assets in accordance with Applicable Law and with the degree of care, safety, diligence and skill of an experienced and prudent operator of assets similar to the Operated Assets; provided that, for certainty, the foregoing shall not limit any of Contractor's rights with respect to any Claims it may have for matters or things for which it is entitled to indemnification under this Agreement or under the Sale Agreement; and
(p)
subject to the Licensee Responsibilities, be responsible for the conduct of all sub-surface work on the Wells.
2.2
Licensee Responsibilities

Licensee will:

(a)
maintain its qualification to hold all Permits for the Operated Assets in accordance with Applicable Laws until such Operated Assets are no longer subject to this Agreement pursuant to Article 8;
(b)
not dispose, transfer, convey or assign all or any part of its interest in any Permits for the Operated Assets, other than to Contractor pursuant to the AER Transfers;
(c)
provide reasonable cooperation and assistance to Contractor in the performance by Contractor of its responsibilities under Clause 2.1, in respect of submitting all correspondence, filings, reports, documents or other information with the AER or other applicable Governmental Authorities on behalf of Contractor;

(d)
conduct any Retained Asset Abandonment Work under Clause 5.5 and any work conducted by Licensee under Clause 3.1(c), in compliance with: (i) accepted industry practices: (ii) its policies, plans and procedures with respect to the Operated Assets that are in place of the date of this Agreement; (iii) all Applicable Laws (including AER Directive 71), and (iv) the terms of this Agreement, in all cases, with the degree of care, safety, diligence and skill of an experienced and prudent operator of assets similar to the Operated Assets;

(e)
subject to Clause 2.4, use commercially reasonable efforts to ensure that the performance of its obligations and exercise of its rights pursuant to this Agreement or as Licensee do not materially impede Contractor's operation of Operated Assets;
(f)
subject to work conducted by Licensee under Clause 3.1(c), provide written notice to Contractor at least twenty-four (24) hours prior to entering the site of any of the Operated Assets related to the performance of its obligations or exercise of its rights pursuant to this Agreement or as Licensee; and
(g)
as soon as reasonably practicable, provide Contractor with any notices or information received by the Licensee relating to the Operated Assets or the Permits from Third Parties, including Governmental Authorities.
2.3
Qualifications of Contractor

If Contractor is not qualified to perform any service required to repair or maintain the Operated Assets, in accordance with the standard of care set forth in Clause 2.1(b), Contractor will arrange to have an experienced and qualified Third Party perform the service; provided that any such engagement, delegation or subcontracting shall not relieve Contractor from any of its duties, obligations or liability under this Agreement (including in respect of the work and services to be performed by the Third Party).

2.4
Licensee's Good Standing

If Licensee, acting reasonably, believes that Contractor has not:

(a)
prepared and delivered material regulatory or other material filings, reports, documents, correspondence or other information that is required to be submitted by the Licensee to the AER or another Governmental Authority, as applicable, with respect to the Operated Assets, either (i) within the required timeline set by the applicable Governmental Authority, subject to any extensions or deferments, or (ii) subject to the foregoing, otherwise in accordance with this Agreement; or
(b)
made all required payments to the applicable Governmental Authority of governmental assessments and charges in respect of the Operated Assets when due and payable, including royalty and tax payments, regulatory agency fees and property taxes on the Operated Assets, when due and payable, excepting those which are being contested in good faith by Licensee, in each case, which obligation arises on or after the date of this Agreement, Licensee shall have the right to take whatever action it deems necessary, acting reasonably, to maintain Licensee's relationship, reputation or good standing with the AER or Governmental Authority, as applicable.

ARTICLE 3
EMERGENCIES

3.1.
Emergencies

In an emergency:

(a)
Contractor will take, at Contractor's sole cost and expense, whatever action it deems necessary to protect life, property, the Environment and the Operated Assets, in compliance with Clause 2.1(b)), until such time as Contractor, in its discretion, acting reasonably, or the AER, as applicable, determines the emergency to be concluded;

(b)
Licensee may, at the request of Contractor and at Contractor's sole cost and expense, participate in any such emergency response as Contractor deems advisable;
(c)
if the AER requests or requires that Licensee take care and control of the Operated Assets in response to an emergency, then Clauses 3.1(a) and (b) above will not apply and Licensee will take (and Contractor shall fully cooperate with Licensee so that it can take), at Contractor's sole cost and expense, whatever action is necessary to protect life, property, the Environment and the Operated Assets, in compliance with Clause 2.2(d), until such time as Licensee, in its discretion, acting reasonably, or the AER, as applicable, determines the emergency to be concluded. Contractor will promptly notify Licensee of the emergency (after becoming aware of same) and any action taken as soon thereafter as is reasonably practicable in the circumstances; and
(d)
Contractor shall prepare, and Licensee shall submit (and, in the case of Clause 3.1(c), provide reasonable assistance in such preparation), all required reports pertaining to such emergency to the AER or any other appropriate Governmental Authorities.

ARTICLE 4
INDEPENDENT CONTRACTOR

4.1.
Independent Contractor
(a)
Contractor:
(i)
is an independent contractor, whose work and services are subject to the provisions of this Agreement; and
(ii)
will control the work and services of its employees and sub-contractors.
(b)
Contractor is responsible for deciding on:
(i)
the number of Contractor's employees and sub-contractors;
(ii)
the selection of employees and sub-contractors; and
(iii)
the hours of labour and compensation for their services.
(c)
Contractor, its employees and sub-contractors are not agents or employees of Licensee.

(d)
Licensee, its employees, contractors and sub-contractors, through the performance of its obligations or exercise of its rights pursuant to this Agreement and as Licensee, are not agents or employees of Contractor.

ARTICLE 5

LMF FEE AND COVENANTS

5.1
[Redacted]
(a)
[Redacted].
(b)
[Redacted].

[Commercially sensitive provisions relating to license transfers redacted]

5.2
[Redacted]

[Commercially sensitive provisions relating to license transfers redacted]

5.3
Sales Tax

The payment of the LMF Fee is exclusive of Sales Tax. InPlay shall pay to Obsidian any Sales Tax exigible upon or applicable to the LMF Fee.

5.4
AER Transfer Covenants

If a Second License Transfer Request is required:

(a)
Licensee and Contractor will cooperate in good faith and make commercially reasonable efforts to successfully complete the transfer of all Permits associated with the Retained Assets to Contractor as soon as is reasonably practicable, and in any event by no later than December 31, 2026; provided always that, if such Permits are not so transferred by December 31, 2026, the Parties will continue to cooperate in good faith to successfully complete the transfer of all Permits associated with the Retained Assets to Contractor as soon as possible in accordance with the Sale Agreement and this Agreement;
(b)
Contractor and Licensee (the "applicable Party") shall: (i) provide Licensee or Contractor (the "other Party"), as applicable, with an opportunity to participate in all meetings and teleconferences between the applicable Party and the AER with respect to the Second License Transfer Request and all future AER Transfers or the Transaction; (ii) copy the other Party on all communications and correspondence to the AER and instruct the AER to copy the other Party on all communications and correspondence, in either case related to the Second License Transfer Request and all future AER Transfers of the Transaction; and (iii) keep the other Party promptly informed of the status of discussions relating to the Second License Transfer Request and all future AER Transfers and the Transaction and promptly inform the other Party of any communication between such Party and the AER in connection therewith;
(c)
Each Party shall submit to the AER such information as may be required in connection with the approval of the Second License Transfer Request and all future AER Transfers (with specific reference to the requirements of Directive 88) including, to the extent required, asset management and closure plans, corporate and AER compliance history, status and progress of remediation of existing contaminated sites, financial statements and projections, reserves and net present value analysis and additional financial information;

(d)
Contractor and Licensee shall promptly provide such information, documentation and materials as may be required by the AER in connection with the AER Transfers and shall concurrently provide a copy of all such documentation and materials to the other Party; and
(e)
subject to section [5.4(g)] of the Sale Agreement, Contractor shall:
(i)
satisfy any and all other conditions and requirements (including undertaking any corrective action or remedial work (including inspections, tests or engineering assessments)) imposed by the AER in connection with the Second License Transfer Request and any future AER Transfers, at its sole cost and expense; and

(ii)
make commercially reasonable efforts to complete the transfer of the Retained Assets in as few transfer requests as possible and, without limiting anything in this Clause 5.4, shall be required to pay requested security deposits or other financial assurances that may be required as a condition of or a prerequisite for the approval of any future AER Transfers following the Second License Transfer Request, provided such security deposits or other financial assurances for any particular transfer request does not exceed $[dollar value].
5.5
Retained Asset Abandonment Work
(a)
[Redacted].
(b)
[Redacted].
(c)
[Redacted].

[Commercially sensitive provisions relating to license transfers redacted]

(d)
The Parties agree that notwithstanding that Contractor is responsible for and is providing contract services with respect to the Operated Assets under this Agreement, Licensee shall be responsible for the Licensee Responsibilities, including the operation of and shall conduct the Retained Asset Abandonment Work.

ARTICLE 6
INSURANCE

6.1.
Insurance
(a)
Contractor shall obtain and continuously maintain during the course of its operations under this Agreement insurance coverage that is the greater of that required under any Title Documents applicable to the Operated Assets, Applicable Law or those set out in Exhibit "A", at the sole cost and expense of Contractor. Contractor shall ensure that all of its sub-contractors engaged in any aspect of operations under this Agreement or exposed to the risk of any of the operations under this Agreement shall obtain and continuously maintain insurance coverage as required hereunder. All such insurance shall (i) contain a waiver of subrogation in favor of Licensee, (ii) include Licensee as an additional insured, and (iii) contain a severability of interest clause.

(b)
Neither the placement of insurance coverage by Contractor in accordance with the requirements of this Agreement nor the insolvency, bankruptcy or failure of any insurer to pay any claim arising under this Agreement, relieves or limits any of Contractor's obligations or liabilities arising under this Agreement or the Sale Agreement.

ARTICLE 7

LIABILITY AND INDEMNIFICATION

7.1.
Liability and Indemnification
(a)
Licensee, its Affiliates and their respective Related Persons shall not be liable for, and Contractor hereby releases Licensee, its Affiliates and their respective Related Persons from, any Losses and Liabilities, including Losses and Liabilities pertaining to the Environment and the Operated Assets, suffered by Contractor, its Affiliates and their respective Related Persons or any Third Party that result from or relate to (i) the operation of the Operated Assets by Contractor, including those caused by Contractor's agents, sub-contractors or employees arising out of or connected with operations carried on by Contractor pursuant to this Agreement, or (ii) the performance, purported performance or non-performance of any of Contractor's obligations hereunder, except, in the case of items (i) and (ii), as may result from the fraud, gross negligence or willful misconduct of Licensee or its Related Persons. No act or omission of Licensee or its Related Persons shall be considered to be gross negligence or willful misconduct if done or omitted at the written instruction of, or with the written concurrence of, Contractor.
(b)
Contractor shall be liable to Licensee, its Affiliates and their respective Related Persons and, as a separate and independent covenant, indemnify and save harmless Licensee, its Affiliates and their respective Related Persons from and against all Losses and Liabilities, including Losses and Liabilities pertaining to the Environment and the Operated Assets, suffered, sustained, paid or incurred by Licensee, its Affiliates and their respective Related Persons and all Claims made against Licensee, its Affiliates and their respective Related Persons, including on account of injury to or death of any of Contractor's employees, agents or sub-contractors or damage or destruction of any of Contractor's property, which, in either case, arise out of any matter or thing relating to (i) the operation of the Operated Assets by Contractor including those caused by Contractor's agents, sub- contractors or employees arising out of or connected with operations carried on by Contractor pursuant to this Agreement, (ii) the performance, purported performance or non-performance of any of Contractor's obligations hereunder, or (iii) the performance, purported performance or non- performance of any of Licensee's rights or obligations under this Agreement, except, in the case of items (i), (ii) and (iii), as may result from the fraud, gross negligence or willful misconduct of Licensee, or its Related Persons. No act or omission of Licensee or its Related Persons shall be considered to be gross negligence or willful misconduct if done or omitted at the written instruction of, or written concurrence of, Contractor.
(c)
If Licensee wishes to claim indemnification from Contractor pursuant to Clause 7.1(b), Licensee shall comply with the procedures set forth in clause [7.8] of the Sale Agreement and such clause [7.8] shall apply, mutatis mutandis, to any claim made hereunder.
(d)
Contractor acknowledges and agrees that the rights of indemnification provided for in this Article 7 shall not only be enforceable by Licensee but shall be enforceable directly by the Licensee's Related Persons and its and their respective Related Persons and, in this respect it is further acknowledged and agreed that, Licensee is acting as agent and trustee for its Affiliates and its and their respective Related Persons as regards the covenants of Contractor pursuant to this Article 7 with respect to indemnification of the Licensee's Affiliates and its and their respective Related Persons.

(e)
No provision of this Agreement shall be construed to provide an indemnity or other recovery for any Claims or Losses and Liabilities for which the injured Party has been fully compensated under any provision of the Sale Agreement.
(f)
Nothing in this Agreement shall be construed so as to require a Party to indemnify the other Party, its Affiliates and their Related Persons in respect of any Consequential Losses that they suffer, sustain, pay or incur; provided that this shall not preclude amounts that a Person is liable to pay to a Third Party in respect of Consequential Losses suffered, sustained, paid or incurred by such Third Party to another Third Party.

ARTICLE 8
TERM

8.1.
Term and Termination
(a)
This Agreement will be in effect as of the date of this Agreement and shall automatically terminate upon the Licence Transfer Date for all the Operated Assets.
(b)
If any portion of the Operated Assets are transferred prior to the Licence Transfer Date, such portion of the Operated Assets will no longer be subject to this Agreement.
(c)
Following termination of this Agreement with respect to the applicable Operated Assets on the applicable Licence Transfer Date, Contractor and Licensee shall be released and discharged from all liabilities and obligations under this Agreement with respect to such Operated Assets, other than

(i) Contractor's obligations to pay Licensee the LMF Fee and any other outstanding amounts in accordance with Article 5, and (ii) liabilities and obligations accruing prior to termination (including any liabilities and obligations as a result of or arising out of or in connection with a breach of this Agreement), and the further performance of any duties or obligations under this Agreement with respect to such Operated Assets. For certainty, termination of this Agreement shall in no way release or discharge the Parties from any liabilities or obligations under the Sale Agreement. Article 5, Article 7 and Article 9 shall survive termination of this Agreement.

ARTICLE 9
MISCELLANEOUS

9.1
Notices

All notices, communications and statements required, permitted or contemplated in this Agreement shall be in writing, and shall be delivered as follows:

(a)
by personal delivery or courier service on a Party at the address of such Party set out in Exhibit "B", in which case the item so served shall be deemed to have been received on the date of delivery if such delivery takes place prior to 5:00 p.m. on a Business Day. If the actual delivery of such notice occurs after 5:00 p.m. on a Business Day or on a day that is not a Business Day, then such notice shall be deemed to have been received on the first Business Day following the date on which such actual delivery was made; or
(b)
by electronic e-mail transmission to a Party to the e-mail address of such Party set out in Exhibit "B", in which case the item so transmitted shall be deemed to have been received when the recipient transmits a manual written acknowledgment of successful receipt, which the recipient shall have an affirmative duty to furnish promptly after successful receipt, if such transmission and receipt are completed prior to 5:00 p.m. on a Business Day. If such transmission and receipt are completed after 5:00 p.m. on a Business Day or on a day that is not a Business Day, then such notice shall be deemed to have been received on the first Business Day following the date on which such transmission and receipt were completed.

(c)
A Party may from time to time change its address for service or its e-mail address or both by giving written notice of such change to the other Party. For the purposes of this 9.1(c), the address for service for each Party initially shall be as set forth in Exhibit "B". A Party may change its address for service by giving written notice thereof to the other Party.
9.2
Assignment
(a)
This Agreement may not be assigned by a Party without the prior written consent of the other Party, which consent may be unreasonably and arbitrarily withheld. Notwithstanding the foregoing, Contractor shall, without relieving itself of its obligations under this Agreement, be entitled to assign all or any portion of its rights and interests under this Agreement to any of its Affiliates which acquires all or any portion of the Operated Assets.
(b)
This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.
9.3
Amendment

This Agreement may only be amended with the written agreement of both Parties.

9.4
Entire Agreement
(a)
This Agreement, the Sale Agreement and the Transitional Services Agreement constitute the entire agreement of the Parties relating to the subject matter of this Agreement, and there are no collateral or other statements, understandings, covenants, agreements, representations or warranties, written or oral, relating to, the subject matter of this Agreement. This Agreement, the Sale Agreement and the Transitional Services Agreement supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, between the Parties (or any of their predecessors), relating to the subject matter hereof or thereof.
(b)
The provisions of this Agreement shall at all times be read subject to the provisions of the Sale Agreement and in the event of conflict between the Sale Agreement, this Agreement and the Transitional Services Agreement, the provisions of the Sale Agreement shall prevail over this Agreement and the provisions of this Agreement shall prevail over the Transitional Services Agreement.
(c)
Except as provided herein or in the Sale Agreement, this Agreement supersedes all other agreements, documents, writings and verbal understandings between the Parties relating to the subject matter of this Agreement and expresses the entire agreement of the Parties with respect to the subject matter of this Agreement.
9.5
Set-Off

Licensee shall be entitled to set off any and all amounts due to Contractor under the Sale Agreement, against any and all amounts due from Contractor to Licensee under this Agreement.

9.6
Resolution of Disputes

The Parties will exclusively and finally resolve all Claims, disputes or controversies between them arising out of this Agreement, including a Claim, dispute or controversy regarding the existence, construction, validity, interpretation, enforceability, termination or breach of this Agreement, (a "COA Dispute") pursuant to the procedures set out in Article [11] of the Sale Agreement, applied mutatis mutandis. For clarity, for these purposes, each reference to "Dispute", "Vendor" and "Purchaser" in Article [11] of the Sale Agreement shall be deemed to be a reference to "COA Dispute", "Licensee" and "Contractor", respectively.

9.7
Governing Law
(a)
This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and the laws of Canada applicable therein and shall, in every regard, be treated as a contract made in the Province of Alberta.
(b)
Subject to Clause 9.6, the Parties shall attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.
9.8
Further Assurances

Each Party will, from time to time and at all times during the term of this Agreement, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

9.9
Waiver

A waiver of a provision of this Agreement, whether for future or past actions, shall not be binding upon a Party unless it is in writing and signed by its duly authorized representative(s), and such a waiver shall not operate as a waiver in the future of any provision, whether of a like or different character.

9.10
Time of the Essence

Time shall be of the essence in this Agreement.

9.11
Counterparts

This Agreement may be executed and delivered in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one and the same instrument. For avoidance of doubt, a signed counterpart provided by way of facsimile transmission or other electronic means shall be as binding upon the Parties as an originally signed counterpart.

IN WITNESS WHEREOF the Parties have executed this Agreement each as of the date first written above.

LICENSEE:	CONTRACTOR:

OBSIDIAN ENERGY LTD.	INPLAY OIL CORP.

Per:	Per:
[Name]	Name:
[Title]	Title

[Signature Page to the Interim Contract Operating Agreement]

This Page and the Following Pages comprise Exhibit "A" attached to and Forming Part of the Interim Contract Operating Agreement made as of [•], 2025 between Obsidian Energy Ltd., as Licensee, and InPlay Oil Corp., as Contractor.

INSURANCE REQUIREMENTS

1)
Employees
(a)
Contractor will maintain, and require its sub-contractors to maintain, a Workers' Compensation Board ("WCB") account as an independent contractor.
(b)
If any of the Contractor's employees or sub-contractors engaged in work under this Agreement, is not required, or fails to qualify for Workers' Compensation coverage for the work, Contractor will obtain and maintain employer's liability insurance covering each employee engaged in the work with limits of not less than $1,000,000 per employee per occurrence of injury, death or disease.
2)
Comprehensive General Liability
(a)
Contractor will obtain and maintain a comprehensive general liability insurance policy containing the following:
(i)
provision for a combined single limit of not less than $2,000,000 for each occurrence or accident;
(ii)
provision for coverage for bodily injury (including death at any time resulting from the injury) and personal injury sustained by any Person or Persons and for injury to or destruction of property (including loss of use or occupancy) arising out of any work under this Agreement;
(iii)
provision for coverage for pollution liability, contractual liability, tortious liability, personal injury, contractor's protective liability, completed operations liability and occurrence basis property damage or a limit of not less than $10,000,000; and
(iv)
if aircraft are to be used in the operation, aircraft liability insurance covering all aircraft, owned or non-owned, operated and licensed by Contractor, with a bodily injury, death (and passenger liability) and property damage limit of $5,000,000 inclusive or $1,000,000 per passenger seat, whichever is greater.
3)
Automobile

When not otherwise covered by Contractor's comprehensive general liability policy, Contractor will obtain and maintain automobile liability insurance covering all motor vehicles, owned or non-owned, operated, used and leased or hired by Contractor in connection with the work under this Agreement with an inclusive bodily injury, death and property damage limit per occurrence of not less than $1,000,000.

4)
Supplies and Equipment

Contractor will, where not otherwise covered by Contractor's comprehensive general liability policy, obtain and maintain "all risks" insurance covering all supplies, machinery, tools and equipment owned, hired or leased by Contractor in connection with the work under this Agreement with minimum policy limits of not less than the replacement value of those items. The insurance may be waived for items below $50,000 in collective value.

5)
Deductible

All deductibles are for the account of the Party responsible for them in accordance with the liability and indemnity provisions of this Agreement.

This Page and the Following Pages comprise Exhibit "B" attached to and Forming Part of the Interim Contract Operating Agreement made as of [•], 2025 between Obsidian Energy Ltd., as Licensee, and InPlay Oil Corp., as Contractor.

ADDRESSES OF PARTIES

LICENSEE	CONTRACTOR

Company Name:	Company Name:
Obsidian Energy Ltd.	InPlay Oil Corp.

Address:	Address:
#200, 207 9 Avenue SW	2000, 350 7 Avenue SW
Calgary, Alberta T2P 1K3	Calgary, Alberta T2P 3N9

Attention: [Name]	Attention: [Name]
Email: [email]	Email: [email]

This Page Comprises Schedule "M" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

2025 DEVELOPMENT PROGRAM

[Description of 2025 Development Program]

This and the Following Pages Comprise Schedule "N" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

FORM OF REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT

BETWEEN

INPLAY OIL CORP.

AND

OBSIDIAN ENERGY LTD.

Dated effective as of ●, 2025

TABLE OF CONTENTS

1.	Definitions	1
2.	Maintenance of Base Shelf Prospectus	3
3.	Demand Distribution	4
4.	Piggyback Distribution	5
5.	Priority	6
6.	Distribution Procedures	7
7.	Agreement Regarding Compliance with Applicable Securities Laws	9
8.	Preparation; Reasonable Investigation	9
9.	Indemnification	9
10.	Contribution	11
11.	Alternatives to Demand Distribution or Piggyback Distribution	11
12.	Meaning of "outstanding Common Shares"	12
13.	Restriction on Other Distribution or Registration Rights	12
14.	Termination	12
15.	Miscellaneous	12
16.	U.S. Registration Rights	14
17.	Assignment	14
18.	Counterparts	14

REGISTRATION RIGHTS AGREEMENT

THIS AGREEMENT has been entered into effective ●, 2025 among:

INPLAY OIL CORP., a corporation existing under the laws of the Province of Alberta (the "Corporation") and OBSIDIAN ENERGY LTD., a corporation existing under the laws of the Province of Alberta (the "Investor" and together with the Corporation, the "Parties" and each a "Party")

WHEREAS the Investor and the Corporation, inter alia, entered into an asset purchase and sale agreement dated February 19, 2025 (the "Purchase Agreement"), pursuant to which the Corporation will acquire certain assets from the Investor and its Subsidiaries (as defined below) in exchange for, inter alia, cash and the issuance of Common Shares (as defined below) to the Investor;

AND WHEREAS, it is a condition to the closing of the transactions contemplated by the Purchase Agreement that the Corporation and the Investor enter into this Agreement;

NOW THEREFORE in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is irrevocably acknowledged, it is agreed by and among the Parties as set forth below.

1.
Definitions

In this Agreement, the following words and terms have the meanings set out below:

"Affiliate" means, with respect to a particular Person, another Person that at the relevant time:

(i)
Controls that particular Person;
(ii)
is Controlled by that particular Person; or
(iii)
is Controlled by a Person that also Controls that particular Person and, for greater certainty, neither the Corporation nor any of its Subsidiaries is an Affiliate of the Investor or any of its Subsidiaries for the purposes of this Agreement;

"Agreement" means this registration rights agreement;

"Alternative Distribution" means a distribution by the Investor of some or all of the Investor Distributable Securities to securityholders of the Investor under Applicable Securities Laws (or any of them) by way of, or in connection with, an amalgamation, merger, reorganization or arrangement, issuer bid, dividend, distribution, return of capital, rights offering or other method to which the prospectus requirement (as used in National Instrument 45-106 – Prospectus Exemptions) does not apply;

"Alternative Distribution Disclosure Document" means any rights offering circular, information circular, take-over bid circular, issuer bid circular or other disclosure record or document required, or advisable, to be prepared under Applicable Laws in connection with an Alternative Distribution;

"Applicable Law" has the meaning ascribed to that term in the Purchase Agreement;

2

"Applicable Securities Laws" means all applicable securities laws in each of the provinces and territories of Canada and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the Canadian Securities Regulators;

"Base Prospectus" has the meaning ascribed to that term in Section 2(a);

"Business Day" means a day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta, on which banks are open generally to conduct commercial business in Calgary, Alberta;

"Canadian Securities Regulators" means the securities commission or securities regulatory authority in each of the provinces and territories of Canada;

"CIP Demand" means a distribution of securities initiated by either or both of the CIP Investors as a "Demand Distribution" (as defined in the CIP DRA) under Section 2 of the CIP DRA;

"CIP DRA" means the distribution rights agreement among the Corporation, JOG Limited Partnership No. VI and JOG VI B Limited Partnership dated as of October 18, 2016, as in effect on the date of the Purchase Agreement;

"CIP Investors" has the meaning given to the term "Investors" in the CIP DRA; "Closing Date" has the meaning ascribed to that term in the Purchase Agreement;

"Common Shares" means common shares in the capital of the Corporation and includes any shares or other securities into which such common shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

"Control" means that a Person has the power to direct or cause the direction of the management and policies of another Person whether directly or indirectly through one or more intermediaries and whether by the ownership of shares, partnership interests or other equity interests, the holding of voting rights or contractual rights or otherwise;

"Corporation" has the meaning ascribed to that term in the recitals hereto; "Demand Distribution" has the meaning ascribed to that term in Section 3(a); "Demand Notice" has the meaning ascribed to that term in Section 3(a);

"Distribution" means the qualification of the distribution by the Investor of the Investor Distributable Securities under Applicable Securities Laws (or any of them) by way of a secondary offering prospectus prepared in accordance with the Applicable Securities Laws;

"Distributable Securities" means any (i) Common Shares issued, whether issued prior to, upon or following the filing of a prospectus; and (ii) any Common Shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of any of the Common Shares that are Distributable Securities pursuant to (i) above;

"Indemnifying Party" has the meaning ascribed to that term in Section 10; "Investor" has the meaning ascribed to that term in the recitals hereto;

"Investor Distributable Securities" means the outstanding Distributable Securities beneficially owned by the Investor or over which the Investor exercises Control;

3

"Non-Base Prospectus" means a prospectus in Form 44-101F1 pursuant to National Instrument 44-101 - Short Form Prospectus Distributions, or in the event the Corporation is no longer eligible to use Form 44- 101F1, Form 41-101F1 pursuant to National Instrument 41-101 - General Prospectus Requirements;

"Permitted Assignee" means any Affiliate of the Investor that has executed an instrument in writing agreeing to be bound by this Agreement, following which such Affiliate will be bound by all of the terms of this Agreement as if it were an original signatory hereto and shall for all purposes be the Investor hereunder;

"Person" means any individual, sole proprietorship, limited or unlimited liability corporation, partnership, unincorporated association, unincorporated syndicate, body corporate, joint venture, trust, pension fund, union, governmental authority, and a natural person including in such natural person's capacity as trustee, heir, beneficiary, executor, administrator or other legal representative;

"Piggyback Distribution" has the meaning ascribed to that term in Section 4(a);

"Prospectus" means, collectively, a Base Prospectus and a Prospectus Supplement to such Base Prospectus;

"Prospectus Supplement" means a prospectus supplement to a Base Prospectus filed under Applicable Securities Laws which is intended to effect a Demand Distribution or Piggyback Distribution, and includes any amendment thereof or supplement thereto;

"Purchase Agreement" has the meaning ascribed to such term in the recitals hereto;

"Subsidiary" means, with respect to a specified Person, another Person that is Controlled, directly or indirectly, by such specified Person, and includes a Subsidiary of that other Person;

"underwriter" has the meaning ascribed thereto under the Securities Act (Alberta); and

"underwriting agreement" means the underwriting or agency agreement to which the Corporation, the Investor and the underwriter(s) are parties in connection with, in whole or in part, a Demand Distribution or Piggyback Distribution, as the case may be.

2.
Maintenance of Base Shelf Prospectus
(a)
Unless otherwise agreed to by the Investor, at all times after the date that is six (6) months after the Closing Date, the Corporation shall maintain a short form base shelf (final) prospectus (the "Base Prospectus") qualifying the Distributable Securities for distribution under Applicable Securities Laws, provided that, unless otherwise agreed to by the Corporation acting reasonably or required by the Canadian Securities Regulator in Quebec, the Corporation shall not be required to maintain a French language Base Prospectus. The Corporation shall cause the Base Prospectus to contain a plan of distribution consistent with the terms of this Agreement and approved in advance by the Investor, acting reasonably. Notwithstanding the foregoing, so long as the Corporation is pursuing in good faith a receipt or mutual reliance review decision document in respect of a Base Prospectus, the failure to maintain a Base Prospectus shall not constitute a breach of this Section 2(a).
(b)
In the event that the Base Prospectus is not effective any time during the term of this Agreement, the rights and obligations contained herein shall apply to a Non-Base Prospectus and all references in this Agreement to Prospectus Supplement shall apply mutatis mutandis to a Non-Base Prospectus.

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(c)
During the term of this Agreement the Corporation will take all steps and actions as may be required to maintain a listing of the Distributable Securities on the Toronto Stock Exchange, provided that should the Corporation no longer meet the minimum listing requirements for the Toronto Stock Exchange, the Corporation will take all steps and actions as may be required to list and maintain the listing of the Distributable Securities on the TSX Venture Exchange.
(d)
The Corporation shall provide to the Investor, promptly following its request, the Corporation’s timetable for scheduled blackout periods.
3.
Demand Distribution
(a)
At any time and from time to time after the date that is six (6) months following the Closing Date and at which time the Investor and its Affiliates hold, directly or indirectly, collectively 10% or more of the outstanding Common Shares, the Investor may by notice in writing (a "Demand Notice") request that the Corporation effect a Distribution (a "Demand Distribution") of all or any of the Investor Distributable Securities. The Investor shall be entitled to choose the jurisdiction(s) in Canada where such Demand Distribution shall be effected (provided that the Investor shall not be entitled to effect such Demand Distribution in Quebec unless the Corporation maintains a French language Base Prospectus or otherwise agreed to by the Corporation, acting reasonably). Each request for Demand Distribution shall be in writing and shall specify the approximate number of Investor Distributable Securities for Distribution (provided that such request shall cover in the aggregate at least a number of Distributable Securities that would reasonably be expected to result in gross sale proceeds to the Investor of at least $15 million), the intended method of disposition of such Distributable Securities and the jurisdiction(s) in Canada where Distribution is to be effected. The Corporation will pay all expenses in connection with each Demand Distribution initiated by the Investor but excluding all fees and expenses of the Investor's counsel, any underwriting or agent discounts, commissions and similar underwriting or agent fees, and transfer taxes applicable to the Distribution of the Investor Distributable Securities included in such Demand Distribution which shall be paid by the Investor; provided, however, that any expenses from a Demand Distribution that is subsequently revoked by the Investor in accordance with Section 3(b)(iv) shall be borne by the Investor. The Investor shall have the right to select the underwriter(s) to administer the offering of the Distributable Securities which are the subject of the Demand Distribution. Subject to the following sentence, the Investor will be entitled to a maximum of two Demand Distributions in any calendar year. The Corporation will not be required to fulfill more than one Demand Distribution in any six (6) month period.
(b)
A Demand Distribution requested pursuant to this Section 3 shall not be deemed to have been initiated or effected and will not be considered to be a Demand Distribution for the purposes of this Section 3 where (i) a final receipt is not obtained for a final prospectus, (ii) such Demand Distribution is interfered with by any cease trading or stop order, injunction or other order or requirement of any Canadian Securities Regulator, stock exchange or other governmental, court, administrative, regulatory or similar authority, (iii) the conditions to closing specified in the applicable underwriting or agency agreement entered into in connection with the proposed Demand Distribution are not satisfied or waived by reason of the failure or refusal of the Corporation to satisfy or perform a condition to such closing (including if so specified by reason of the occurrence of a material adverse change), other than such failure that is caused by the Investor or is due to a breach of the Investor of its obligations under the applicable underwriting or agency agreement; or (iv) prior to the date on which the Corporation enters into an underwriting or agency agreement, the Investor has revoked such Demand Distribution.

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(c)
The board of directors of the Corporation shall be entitled to postpone (but not more than once in any twelve (12) month period) a Distribution initiated pursuant to this Section 3 for a reasonable period of time not in excess of ninety (90) days each, the filing of a Prospectus Supplement if the Corporation delivers to the Investor a certificate signed by both the President and Chief Executive Officer and the Chief Financial Officer of the Corporation certifying that, in the good faith judgement of the board of directors of the Corporation (subject to any abstentions required by the Investor's nominee(s)), such Distribution would reasonably be expected to materially adversely affect or materially interfere with any bona fide material financing of the Corporation or would otherwise be materially adverse to its interest or any material transaction under consideration by the Corporation or negotiations, discussions or pending proposals with respect thereto or would require disclosure of information that has not been disclosed to the public, the premature disclosure of which would reasonably be expected to materially adversely affect the Corporation. The Investor shall keep the information contained in such certificate confidential unless: (i) disclosure of such information is required by court or administrative order; (ii) disclosure of such information, on the advice of counsel to the Investor, is required by Applicable Law; or (iii) such information becomes generally available to the public other than as a result of a disclosure or failure to safeguard by the Investor. If the Corporation shall so postpone the filing of a Prospectus Supplement pursuant to this Section 3(c) as aforesaid (x) the Corporation shall, as promptly as practicable following the expiration of the applicable postponement or suspension period, file or update and use its commercially reasonable efforts to cause the effectiveness of the postponed or suspended Prospectus Supplement; and (y) the Investor shall have the right to withdraw the request by giving written notice to the Corporation within ten (10) days of the anticipated termination date of the postponement period, as provided in the certificate delivered to the Investor, and in the event of such withdrawal, such request shall not be counted for purposes of the number of Demand Notices to which the Investor is entitled pursuant to the terms of Section 3(a).
4.
Piggyback Distribution
(a)
Whenever the Corporation proposes to qualify the distribution of securities of the Corporation under Applicable Securities Laws in a form and manner which would permit qualification of the Investor Distributable Securities (a "Piggyback Distribution") at a time when the Investor and its Affiliates hold, directly or indirectly, collectively 10% or more of the outstanding Common Shares, the Corporation will give prompt written notice to the Investor of its intention to do so and will include, subject to Section 5, in such qualification or registration all the Investor Distributable Securities in respect of which the Corporation has received written requests for such Piggyback Distribution within ten (10) Business Days (two (2) Business Days in the case of a "bought deal" underwritten offering by way of prospectus supplement or short form prospectus) after the receipt of the Corporation's notice.
(b)
The Corporation's notice shall include the particulars of the proposed distribution of securities of the Corporation, including the proposed jurisdictions in which such distribution or registration is to be effected, the estimated number and type of securities of the Corporation proposed to be issued, the range of the estimated offering price per security, the proposed plan of distribution and the proposed terms of the underwriting or agency arrangement, as applicable.
(c)
The Corporation shall have the right to select the underwriter(s) to administer the distribution of securities by the Corporation and the Investor Distributable Securities which are subject to the Piggyback Distribution.

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(d)
The Corporation shall also provide to the Investor any current draft preliminary prospectus or prospectus supplement, as soon as available, and any current draft underwriting agreement, as soon as available, relating to the proposed distribution of securities of the Corporation.
(e)
The expenses pursuant to the Piggyback Distribution will be paid by the Corporation to the extent permitted by Applicable Law, except that the Investor shall be responsible for its own fees and expenses of its counsel; and excluding any underwriting discounts, commissions, similar underwriting fees, or transfer taxes applicable to the Investor Distributable Securities included in such Distribution.
5.
Priority
(a)
If a Piggyback Distribution is to occur in conjunction with a distribution of securities by the Corporation, and the managing underwriter(s) or agent(s) advise the Corporation in writing that in their opinion the number of securities requested to be included in such distribution (including, without limitation, the Investor Distributable Securities which are to be distributed under the Piggyback Distribution) would, in the case of a proposed distribution where the sole use of proceeds is the financing of an acquisition, materially interfere with such proposed distribution by the Corporation or, in the case of any proposed distribution, exceed the number which can be sold in an orderly manner in such offering within a price range acceptable to the Corporation, acting reasonably, the Corporation shall include securities in the distribution in the following order of priority: (i) first, the previously unissued securities that the Corporation proposes to distribute;

(ii) second, the Investor Distributable Securities requested to be qualified for distribution, provided that if one or both of the CIP Investors also exercises their piggyback rights under Section 3 of the CIP DRA, then the securities included in this clause (ii) shall include the securities to be distributed by the Investor and by the CIP Investors, allocated in accordance with Section 5(b); and (iii) third, other securities requested to be included in such distribution in conjunction with a secondary distribution on behalf of another shareholder.

(b)
If a Piggyback Distribution occurs for which the Investor exercises its rights under Section 4 and one or both of the CIP Investors exercises its piggyback rights under Section 3 of the CIP DRA, then the entitlement to participate in the distribution of securities shall be allocated as between the Investor (and any of its Affiliates) on the one hand, and the CIP Investors on the other hand, on a pro rata basis in proportion to their respective holdings of Common Shares at such time (with the Common Shares held by the Investor and its Affiliates aggregated and the Common Shares held by the CIP Investors aggregated, for the purposes of this determination).
(c)
Subject to Section 5(b), if a Piggyback Distribution is to occur in conjunction with a secondary distribution on behalf of another shareholder, and the managing underwriter(s) or agent(s) advise the Corporation in writing that in their opinion the number of securities requested to be included in such distribution (including, without limitation, the Investor Distributable Securities which are to be distributed under the Piggyback Distribution) exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to that other shareholder, then the Corporation will include in the distribution of securities: (i) first, the Investor Distributable Securities requested to be included in such distribution, and (ii) second, other securities requested to be included in such distribution, provided that, in the case of a CIP Demand only, the Corporation will include in the distribution of securities: (i) first, the securities requested in the CIP Demand, (ii) second, the Investor Distributable Securities requested to be included in such distribution, and (iii) third, other securities requested to be included in such distribution.

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6.
Distribution Procedures

Subject to the terms of this Agreement, upon receipt of a request from the Investor for a Demand Distribution or Piggyback Distribution, the Corporation will effect, and will use reasonable commercial efforts to do so as soon as reasonably practicable, the Distribution of the Investor Distributable Securities which are the subject of the Demand Distribution or Piggyback Distribution and pursuant thereto the Corporation will as soon as reasonably practicable and to the extent necessary by virtue of Applicable Securities Laws of the jurisdictions in which the Distribution is to be effected:

(a)
furnish to the Investor's counsel drafts of the Prospectus Supplement or any amendments or supplements thereto, which documents will be subject to the review of such counsel, acting reasonably;
(b)
prepare and file under Applicable Securities Laws a Prospectus Supplement in the English and, if required, French language, covering the distribution of the Distributable Securities that are the subject of the Demand Distribution or Piggyback Distribution and such other related documents as may be reasonably necessary to be filed in connection with such Prospectus Supplement;
(c)
use its reasonable commercial efforts to take all other steps and proceedings that may be necessary in order to qualify the Distributable Securities for distribution under Applicable Securities Laws by registrants who comply with the relevant provisions of such Applicable Securities Laws;
(d)
prepare and file with the Canadian Securities Regulators such amendments and supplements to such Prospectus Supplement as may be necessary to comply with the provisions of Applicable Securities Laws with respect to the distribution of all Distributable Securities and other securities covered thereby, and to take such reasonable steps to maintain the currency of the Prospectus Supplement until the completion of the distribution;
(e)
furnish to the Investor that number of copies of such Prospectus and any amendment and supplement thereto and such other relevant documents as the Investor may reasonably request in order to facilitate the proposed disposition of the Investor Distributable Securities under the Demand Distribution or Piggyback Distribution, as the case maybe;
(f)
furnish to the Investor:
(i)
an opinion or opinions of counsel for the Corporation addressed to the Investor and the underwriter(s) or agent(s) and dated on the closing date for the distribution of the Investor Distributable Securities under the Demand Distribution or Piggyback Distribution, as the case may be;
(ii)
a "comfort" letter addressed to the underwriter or underwriters and the Investor dated the date of the Prospectus Supplement and the closing date for the distribution of the Investor Distributable Securities under the Demand Distribution or Piggyback Distribution signed by the auditors of the Corporation (and, if necessary, any other auditors of any business acquired by the Corporation for which financial statements are, or are required to be, included in the Prospectus) and providing comfort in relation to financial information of the Corporation or its assets contained in the Prospectus; and
(i)
if the Prospectus is filed in Quebec, opinions of Quebec counsel for the Corporation and the auditors of the Corporation addressed to the Investor and relating to the translation of the Prospectus or that there is no requirement to translate the Prospectus,

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and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Investor or managing underwriter or agent may reasonably request;

(g)
immediately notify the Investor of the happening of any event as a result of which the Prospectus as then in effect, would include an untrue statement of material fact or would omit any fact that is required to be stated or that is necessary to make any statement therein not misleading, and prepare and furnish to the Investor a reasonable number of commercial copies of any supplement to or an amendment of the Prospectus as may be necessary so that, as thereafter delivered to the Investor of such Distributable Securities or other securities, such document shall not include an untrue statement of material fact or omit to state any fact that is required to be stated or that is necessary to make any statement therein not misleading;
(h)
otherwise use its reasonable commercial efforts to comply with all Applicable Securities Laws;
(i)
enter into such customary agreements, including indemnification agreements consistent with Section 9 and underwriting agreements containing such representations and warranties by the Corporation and such other terms and provisions as are customary in underwriting agreements for secondary offerings;
(j)
use its reasonable commercial efforts to cause all such Distributable Securities registered hereunder to be listed on each securities exchange on which similar securities issued by the Corporation are then listed;
(k)
in the event of the issuance of any order or ruling suspending the effectiveness of a receipt in respect of the Base Prospectus or of any order suspending or preventing the use of any Prospectus or suspending the qualification of any securities qualified by such Prospectus for sale in any jurisdiction, the Corporation will notify the Investor of such event and use its reasonable commercial efforts promptly to obtain the withdrawal of such order or ruling. The Investor shall not (until further notice) effect trades pursuant to the Demand Distribution or Piggyback Distribution, as the case may be, or deliver any prospectus (whether in preliminary, final or commercial form) in respect of a trade after notification by the Corporation to the Investor under this section;
(l)
use its reasonable commercial efforts to qualify the distribution of the Investor Distributable Securities pursuant to the Demand Distribution or Piggyback Distribution, as the case may be, under Applicable Securities Laws of the jurisdictions of Canada the Investor reasonably request and obtain such other governmental authorizations reasonably necessary to effect sales;
(m)
cause senior officers and other representatives of the Corporation to participate in "road shows" to support the proposed distribution of the Investor Distributable Securities pursuant to the Demand Distribution or Piggyback Distribution, as the case may be; and
(n)
upon the request by the underwriters or agents (as the case may be) in connection with the Demand Distribution or Piggyback Distribution, the Corporation shall execute, and shall use commercially reasonable efforts to cause insiders of the Corporation to execute, customary lock-up agreements for a period ending no later than 90-days or such shorter time as the underwriters or agents may reasonably request after the closing date of the distribution of the Investor Distributable Securities on terms required by the underwriters or agents and consistent with those in public offering underwriting or agency agreements for issuers similar to the Corporation.

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7.
Agreement Regarding Compliance with Applicable Securities Laws
(a)
The Corporation's obligations under Sections 3 through 6, inclusive, of this Agreement shall be conditional upon the Investor and any underwriter participating in such public sale or distribution under a Demand Distribution or Piggyback Distribution, as the case may be, executing and delivering to the Corporation an appropriate agreement (which may be contained in an underwriting agreement), in a form reasonably satisfactory to counsel for the Corporation, that such person will comply with all prospectus delivery requirements of all Applicable Securities Laws and with stabilization, anti-manipulation and similar provisions of Applicable Securities Laws and will furnish to the Corporation information about sales made in such public sale or distribution.
(b)
The Investor shall furnish to the Corporation (or such other persons as the Corporation may reasonably require) such information for inclusion in any prospectus (or any other document or agreement) with respect to itself (and any Affiliate) as the Corporation may reasonably request and as shall be reasonably required in connection with any Distribution.
8.
Preparation; Reasonable Investigation

In connection with the preparation and filing of any Base Prospectus or Prospectus Supplement or similar document as herein contemplated, the Corporation will give the Investor, and its underwriters, if any, and its counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material, furnished to the Corporation in writing, which in the reasonable judgment of the Investor's counsel should be included and the inclusion of which is agreed upon by the Corporation and its counsel, acting reasonably, and will give each of them such access to its books and records and such opportunities to discuss the business of the Corporation with its officers and auditors as shall be necessary in the opinion of the Investor, such underwriters and their respective counsel, each acting reasonably, and to conduct all due diligence with the Investor, such underwriters and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing a due diligence defence as contemplated by Applicable Securities Laws and in order to enable such underwriters to execute the certificate required to be executed by them in Canada for inclusion in each such document.

9.
Indemnification
(a)
Subject always to the provisions of the applicable underwriting agreement, the Corporation shall indemnify and hold harmless, to the extent permitted by law, the Investor, its Affiliates and the officers, directors, employees and agents of the Investor and its Affiliates against all expenses, claims, losses, damages and liabilities, including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document, or any amendment or supplement thereto, incidental to any Distribution of Investor Distributable Securities pursuant to this Agreement or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation or alleged violation by the Corporation of any Applicable Securities Laws in connection with any such Distribution of Investor Distributable Securities pursuant to this Agreement and will reimburse the Investor, its Affiliates and the officers, directors, employees and agents of the Investor and its Affiliates for any reasonable legal or any other expenses reasonably incurred in connection with investigating, preparing for or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such prospectus, offering circular or other document, except insofar as the same are contained in any information furnished in writing to the Corporation by or on behalf of the Investor expressly for use therein or caused by the Investor's failure to deliver a copy of the prospectus or any amendments or supplement thereto after the Corporation has furnished the Investor with a sufficient number of copies of the same.

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(b)
The Corporation, to the extent permitted by law, will further indemnify and hold harmless the Investor, its Affiliates and the officers, directors, employees and agents of the Investor and its Affiliates, against all expenses, claims, losses, damages and liabilities, including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any Alternative Distribution Disclosure Document, incidental to any Alternative Distribution of the Investor Distributable Securities or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and will reimburse the Investor, its Affiliates and the officers, directors, employees and agents of the Investor and its Affiliates for any reasonable legal or any other expenses reasonably incurred in connection with investigating, preparing for or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Alternative Distribution Disclosure Document in reliance upon and in conformity with written information relating solely to the Corporation and furnished to the Investor by an instrument duly executed by the Corporation and stated to be specifically for use therein.
(c)
The Investor, to the extent permitted by law, will indemnify and hold harmless the Corporation, its Affiliates and the officers, directors, employees and agents of the Corporation and its Affiliates, each underwriter, if any, of the Corporation's securities against all expenses, claims, losses, damages and liabilities, including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular, or other document, or any amendment or supplement thereto, incidental to any Distribution of the Investor Distributable Securities pursuant to this Agreement or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation or alleged violation by the Investor of Applicable Securities Laws in connection with any such Distribution of Investor Distributable Securities pursuant to this Agreement and will reimburse the Corporation, its Affiliates and the officers, directors, employees and agents of the Corporation and its Affiliates, and such underwriters for any reasonable legal or any other expenses reasonably incurred in connection with investigating, preparing for or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such prospectus, offering circular or other document in reliance upon and in conformity with written information relating solely to the Investor and furnished to the Corporation by an instrument duly executed by the Investor and stated to be specifically for use therein.
(d)
The Investor, to the extent permitted by law, will further indemnify and hold harmless the Corporation, its Affiliates and the officers, directors, employees and agents of the Corporation and its Affiliates, against all expenses, claims, losses, damages and liabilities, including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any Alternative Distribution Disclosure Document, incidental to any Alternative Distribution of the Investor Distributable Securities or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation or alleged violation by the Investor of Applicable Securities Laws in connection with any such Alternative Distribution of Investor Distributable Securities and will reimburse the Corporation, its Affiliates and the officers, directors, employees and agents of the Corporation and its Affiliates, for any reasonable legal or any other expenses reasonably incurred in connection with investigating, preparing for or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Alternative Distribution Disclosure Document, except insofar as the same are contained in any information furnished in writing to the Investor by or on behalf of the Corporation expressly for use therein.

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10.
Contribution
(a)
Subject always to the provisions of the applicable underwriting agreement, in order to provide for just and equitable contribution in circumstances in which the indemnification provided for herein is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Corporation (in the case of the indemnity under Section 9(a) or 9(b)) or the Investor (in the case of the indemnify under Section 9(c) or 9(d)) (such indemnifying party being the "Indemnifying Party") on grounds of policy or otherwise, each of the Indemnifying Party and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Distributable Securities), costs, damages, fines, penalties and expenses (including, without limitation, legal fees, charges and disbursements on an as between a solicitor and his own client basis incurred in connection with investigation or defence of the same) to which they may be subject or which they may suffer or incur in such proportion as is appropriate to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages, fines, penalties or expenses as well as any other relevant equitable considerations.
(b)
The Indemnifying Party agrees that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in this section.
11.
Alternatives to Demand Distribution or Piggyback Distribution
(a)
If the Investor seeks to effect an Alternative Distribution, that would not reasonably be expected to require the Corporation or any of its officers or directors to become subject to or require any continuous disclosure or similar reporting requirements in a jurisdiction other than Canada, the Corporation will use its reasonable commercial efforts to assist the Investor with up to two (2) Alternative Distributions and will not oppose, impede, delay or otherwise frustrate any such Alternative Distribution, and without limiting the generality of the foregoing, the Corporation will:
(i)
upon request from the Investor, in a timely manner, provide the Investor with all information regarding the Corporation required to be included in any Alternative Distribution Disclosure Document by Applicable Securities Laws and otherwise provide the Investor with such information and documents the Investor reasonably requests in connection with such Alternative Distribution and the preparation of any such Alternative Distribution Disclosure Document; and
(ii)
use commercially reasonable efforts to obtain any necessary consents from its auditor, independent engineer and any other advisors to the use of any financial, reserves, technical or other expert information required to be included in any Alternative Distribution Disclosure Document in connection with such Alternative Distribution and to the identification in any such Alternative Distribution Disclosure Document of each such auditor, independent engineer or advisor.
(b)
The Investor shall allow the Corporation and its outside legal counsel a reasonable opportunity to review and comment on drafts of the Alternative Distribution Disclosure Document and other related documents and shall give reasonable consideration to any comments made by Corporation and its outside legal counsel and agrees that all information relating solely to the Corporation or the Distributable Securities that is furnished by or on behalf of the Corporation for inclusion in the Alternative Distribution Disclosure Document or other related documents must be in a form and content satisfactory to the Corporation, acting reasonably. The Investor shall provide the Corporation with final copies of the Alternative Distribution Disclosure Document prior to its public dissemination. All expenses to be incurred by the Corporation in connection with an

12

Alternative Distribution other than (i) any review by outside legal counsel or other advisors of the Corporation of the Alternative Distribution Disclosure Document, or (ii) in connection with the preparation of disclosure regarding the Corporation substantially in the form required by Section

14.2 of Form 51-102F5 – Information Circular, shall be borne by the Investor.

12.
Meaning of "outstanding Common Shares"
(a)
For the purposes of this Agreement:
(i)
the term "outstanding Common Shares" shall mean the issued and outstanding Common Shares on a non-diluted basis; and
(ii)
the calculation of the Investor's percentage ownership of the outstanding Common Shares shall include the Common Shares then beneficially held by the Investor and its Affiliates or over which the Investor exercises Control.
13.
Restriction on Other Distribution or Registration Rights

Other than the CIP DRA, the Corporation may not and shall not grant any registration, distribution or similar qualification rights on parity with or superior to the registration and distribution rights granted hereunder without the express written consent of the Investor, which may be withheld in the Investor's sole discretion.

14.
Termination
(a)
This shall terminate in the event that the Investor together with any of its Affiliates cease to hold, in the aggregate, for a continuous period of at least 10 days, 10% or more of the outstanding Common Shares.
(b)
Notwithstanding any termination of this Agreement, Sections 9, 10, 15 and 17 shall continue in full force and effect and the termination of this Agreement shall not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations including any indemnities and remedies, will continue in full force and effect and survive the termination of this Agreement.
15.
Miscellaneous
(a)
Any reference in this Agreement to a monetary amount, including the use of the term "dollar" or the symbol "$", shall mean the lawful currency of Canada unless the contrary is specified or provided for elsewhere in this Agreement.
(b)
All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered in person, or sent by courier, addressed as follows:
(i)
if to the Corporation:

InPlay Oil Corp.

Suite 920, 640 - 5th Avenue S.W.

Calgary, Alberta

T2P 3G4

Attention: [Name, Position]

Email: [email]

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(ii)
if to the Investor:

Obsidian Energy Ltd.

200, 207 – 9th Avenue S.W.

Calgary, Alberta

T2P 1K3

Attention: [Name, Position]

Email: [email]

or, in any case, at such other address or addresses as shall have been furnished in writing to the Corporation and the Investor in accordance with the provisions of this Section 15(b).

(c)
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein (without reference to the conflicts of laws provisions thereof).
(d)
This Agreement may not be amended or modified, and no provision hereof may be waived, without the written consent of the Corporation and the Investor.
(e)
Each Party acknowledges and agrees that irreparable injury to the other Party may occur in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or is otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that each Party shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other Party will not take any action, directly or indirectly, in opposition to the Party seeking relief on the grounds that any other remedy or relief is available at law or in equity. The prevailing Party in any such action shall be entitled to recover legal fees and expenses from the non-prevailing Party.
(f)
This Agreement constitutes the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.
(g)
If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and only to the extent of such illegality, invalidity or unenforceability and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision (or portion thereof) were not contained herein.
(h)
Time shall be of the essence in this Agreement.
(i)
Words importing the singular number only shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neuter and words importing individuals shall include partnerships, corporations, trusts and other unincorporated entities and governments and governmental authorities and vice versa.
(j)
Each Party represents and warrants to the other that:
(i)
it will not breach any agreement or arrangement by entering into or performing this Agreement;
(ii)
this Agreement has been duly executed and delivered and is valid and binding upon it and is enforceable in accordance with its terms;

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(iii)
it is a body corporate duly constituted and in good standing in accordance with the laws governing its formation and is qualified to do business and is in good standing in those jurisdictions where necessary in order to carry out the purposes of this Agreement; and
(iv)
it has the capacity to enter into and perform its obligations under this Agreement and all transactions contemplated herein and all corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken.
16.
U.S. Registration Rights

To the extent the Corporation registers any of its Common Shares under the securities laws of the United States and has securities traded on a stock exchange or market in the United States, then the Corporation shall promptly offer to amend this Agreement to grant the Investor registration rights to qualify its Distributable Securities for sale in the United States substantially similar to the Demand Distribution, Piggyback Distribution and Alternative Distribution rights granted hereunder (with the necessary modifications to reflect differences in securities laws and process); provided that any demand registrations in the United States shall count toward the maximum number of Demand Distributions in Canada that the Corporation is obligated to undertake, and vice versa.

17.
Assignment

The entitlements of the Investor to cause the Corporation to register or qualify Distributable Securities pursuant to this Agreement may be assigned by the Investor to any Permitted Assignee.

18.
Counterparts

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one instrument. For avoidance of doubt, a signed counterpart provided by way of facsimile transmission or other electronic means shall be as binding upon the Parties as an originally signed counterpart.

(remainder of page left intentionally blank- signature page follows)

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed and delivered by their duly authorized representatives as of the date first written above.

INPLAY OIL CORP.	OBSIDIAN ENERGY LTD.

By:	By:
Name:	Name:
Title:	Title:

Signature Page - Registration Rights Agreement

This and the Following Pages Comprise Schedule "O" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

FORM OF INVESTOR RIGHTS AGREEMENT

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT has been entered into effective ●, 2025 among:

INPLAY OIL CORP., a corporation existing under the laws of the Province of Alberta (the "Corporation") and OBSIDIAN ENERGY LTD., a corporation existing under the laws of the Province of Alberta (the "Investor" and together with the Corporation, the "Parties" and each a "Party")

WHEREAS the Investor and the Corporation, inter alia, entered into an asset purchase and sale agreement dated February 19, 2025 (the "Purchase Agreement"), pursuant to which the Corporation will acquire certain assets from the Investor and its subsidiaries in exchange for, inter alia, cash and the issuance of Common Shares (as defined below) to the Investor;

AND WHEREAS, it is a condition to the closing of the transactions contemplated by the Purchase Agreement that the Corporation and the Investor enter into this Agreement;

NOW THEREFORE in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is irrevocably acknowledged, it is agreed by and among the Parties as set forth below.

1.
Definitions

In this Agreement, the following words and terms have the meanings set out below:

"Affiliate" means, with respect to a particular Person, another Person that at the relevant time:

(a)
Controls that particular Person;
(b)
is Controlled by that particular Person; or
(c)
is Controlled by a Person that also Controls that particular Person;

"Canadian Securities Laws" means all applicable securities laws in each of the provinces and territories of Canada and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the Canadian Securities Regulators;

"Canadian Securities Regulators" means the securities commission or securities regulatory authority in each of the provinces and territories of Canada;

"Change of Control Transaction means any take-over bid, arrangement, amalgamation, merger or other similar business combination, pursuant to which a Person or group of Persons acquires at least a majority of the voting or equity securities of the Corporation or all or substantially all of the assets of the Corporation and its subsidiaries on a consolidated basis;

"Closing Time" has the meaning ascribed thereto in the Purchase Agreement;

"Common Shares" means the common shares in the capital of the Corporation and includes any shares or other securities into which such common shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

2

"Control" means that a Person has the power to direct or cause the direction of the management and policies of another Person whether directly or indirectly through one or more intermediaries and whether by the ownership of shares, partnership interests or other equity interests, the holding of voting rights or contractual rights or otherwise;

"First Expiry Time" means 5:00 p.m. (Calgary time) on ●1;

"Hedge" means to enter into any transaction, agreement or arrangement designed to mitigate, transfer or affect the economic risk associated with ownership of a security, including, but not limited to, any hedge, swap (including total return swap), derivative transaction, forward sale, futures contract, option, repurchase agreement, securities lending transaction, monetization transaction, financial instrument, insurance or other similar agreement or arrangement, or any combination thereof, or any other series of transactions that, directly or indirectly, hedge or transfer any rights, interests or economic consequences of ownership of a security, including voting rights, in whole or in part, and regardless of whether such transactions are settled by delivery of securities, in cash or otherwise;

"Person" means any individual, sole proprietorship, limited or unlimited liability corporation, partnership, unincorporated association, unincorporated syndicate, body corporate, joint venture, trust, pension fund, union, governmental authority, and a natural person including in such natural person's capacity as trustee, heir, beneficiary, executor, administrator or other legal representative;

"Registration Rights Agreement" means the registration rights agreement dated the date hereof between the Corporation and the Investor;

"Restricted Period" means the period beginning on the date hereof and ending at the Second Expiry Time; "Second Expiry Time" means 5:00 p.m. (Calgary time) on ●2;

"Share Disposition Transaction" means any Transfer by the Investor of Common Shares acquired pursuant to the Purchase Agreement to securityholders of the Investor by way of, or in connection with, an amalgamation, merger, reorganization or arrangement, issuer bid, dividend, distribution, return of capital, rights offering or other method, including, for the avoidance of doubt, any Share Exchange Transaction;

"Share Exchange Transaction" means any Share Disposition Transaction, including any issuer bid, rights offering or similar transaction, pursuant to which securityholders of the Investor are provided with the opportunity or election to acquire (but, for the avoidance of doubt are not required to exchange or acquire) Common Shares acquired by the Investor pursuant to the Purchase Agreement;

"Transfer" includes any sale, exchange, disposition, assignment, gift, bequest, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership or other ownership interest (including in respect of any associated voting rights) passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and whether directly or indirectly in any manner whatsoever, and includes any agreement to effect any of the foregoing; and the words "Transferred", "Transferring" and similar words have corresponding meanings; and

1 The date that is the four month anniversary of the date of the Closing Date.

2 The date that is the six month anniversary of the date of the Closing Date.

3

"TSX" means the Toronto Stock Exchange.

2.
Board Structure and Representation
(a)
At the Closing Time, such number of directors of the Corporation shall resign from (if required), and two (2) nominees identified by the Investor will be appointed to, the board of directors of the Corporation (the "Board") such that the Board will be comprised of not more than eight (8) directors.
(b)
The Corporation hereby covenants and agrees that:
(i)
for so long as the Investor, together with any of its Affiliates, holds 20% or more of the then outstanding Common Shares, the Investor shall have the following entitlements to representation on the Board at any time the Board is comprised of up to and including eight (8) directors:
(A)
between meetings of the shareholders of the Corporation at which shareholder approval is sought for the election of directors, the Investor will have the right to designate, to the extent that there are not at such time already two (2) representatives of the Investor on the Board, two (2) representatives to be appointed to the Board by the existing directors as directors in accordance with the provisions of the Business Corporations Act (Alberta) (the "ABCA") and the Corporation's articles (provided that any such representative is qualified to be a director of an Alberta corporation pursuant to the ABCA) and the Corporation shall cause, to the extent permitted by the Corporation's constating documents and the ABCA, such representatives to be appointed to the Board, provided that in the event the Corporation’s constating documents and/or the ABCA do not permit the Corporation to appoint such representatives of the Investor to the Board, the Corporation shall, as soon as practicable, call and hold a meeting of its shareholders for the purposes of electing such representatives to the Board; and
(B)
the Investor will have the right to have two (2) representatives nominated for election to the Board and included in a management slate of directors proposed by the Corporation at any meeting of shareholders of the Corporation and at each meeting thereafter at which directors are elected provided that any such representative is qualified to be a director of an Alberta corporation pursuant to the ABCA;
(ii)
for so long as the Investor, together with any of its Affiliates, holds 10% or more of the then outstanding Common Shares and less than 20% of the then outstanding Common Shares, the Investor shall have the following entitlements to representation on the Board at any time the Board is comprised of up to and including eight (8) directors:
(A)
between meetings of the shareholders of the Corporation at which shareholder approval is sought for the election of directors, the Investor will have the right to designate, to the extent that there is not at such time already one (1) representative of the Investor on the Board, one (1) representative to be appointed to the Board by the existing directors as a director in accordance with the provisions of the ABCA and the Corporation's articles (provided that any such representative is qualified to be a director of an Alberta corporation pursuant to the ABCA) and the Corporation shall, to the extent permitted by the Corporation's constating documents and the ABCA, cause such representative to be appointed to the Board, provided that in the event the Corporation’s constating documents and/or the ABCA do not permit the Corporation to appoint such representative of the Investor to the Board, the Corporation shall, as soon as practicable, call and hold a meeting of its shareholders for the purposes of electing such representative to the Board; and

4

(B)
the Investor will have the right to have one (1) representative nominated for election to the Board and included in a management slate of directors proposed by the Corporation at any meeting of shareholders of the Corporation and at each meeting thereafter at which directors are elected provided that any such representative is qualified to be a director of an Alberta corporation pursuant to the ABCA;
(iii)
in the event that the Board, at any time, is comprised of greater than eight (8) directors, the number of representatives that the Investor is entitled to appoint and/or nominate, as applicable, pursuant to Section 2(b)(i) or 2(b)(ii) shall be increased on a corresponding and proportionate basis (with any fractional nomination rights being rounded up), for such time as the Board shall be comprised of greater than eight (8) directors;
(iv)
it will provide the Investor with at least 30 days' advance written notice of the mailing or filing date of any management information circular to be mailed and/or filed in connection with any meeting of shareholders at which shareholder approval is sought for the election of directors;
(v)
it will recommend that shareholders of the Corporation vote in favour of the individuals nominated under Section 2(b)(i) or 2(b)(ii) for election at any meeting of shareholders of the Corporation at which shareholder approval is sought for the election of directors;
(vi)
for so long as the individuals appointed or nominated under Section 2(b)(i) or 2(b)(ii) serve as a director of the Corporation, such individuals shall:
(A)
be eligible (but not entitled) to serve on any committee of the Board provided that such individual satisfies the eligibility criteria for such committee as reasonably determined by the Board or an authorized committee thereof from time to time, the rules of the TSX and applicable laws;
(B)
in respect of each committee of the Board, if not serving on such committee, be entitled to serve as an observer on such committee, including to (1) receive notice of and to attend meetings of such committee, (2) take part in discussions and deliberations of matters brought before such committee, (3) receive notices, consents, minutes, documents and other information and materials that are sent to members of such committee, and (4) receive copies of written resolutions proposed to be adopted by such committee, including any resolution as approved, each at substantially the same time and in substantially the same manner as the members of such committee;
(C)
be compensated for their service on the Board and any committee thereof consistent with the Corporation's policies for director compensation and be reimbursed for all expenses related to such service on the Board consistent with the Corporation's policies for director reimbursement;
(D)
if the Corporation adopts a policy that directors own a minimum amount of equity in the Corporation, not be subject to such policy; and
(E)
be provided (in their capacity as a member of the Board) with the same rights to indemnification and exculpation that are provided to the other members of the Board; and
(vii)
it shall provide to, or cause to be provided to, the Investor at the Closing Time and, thereafter, within two (2) business days of receipt of a written request from the Investor therefor, a certificate from the Corporation's transfer agent as to the number of outstanding Common Shares.

5

(c)
For the avoidance of doubt, if a director of the Corporation appointed or nominated under Section 2(b)(i) or 2(b)(ii) resigns or is removed or otherwise ceases to be eligible to be a director for any reason, or an individual nominated under Section 2(b)(i) or 2(b)(ii) is not elected, the Investor shall be entitled, to the extent the same is permitted by the Corporation's constating documents and the ABCA, to fill such vacancy by the election or appointment of another representative of the Investor, provided that the Investor is still entitled to do so pursuant to Section 2(b)(i) or 2(b)(ii).
(d)
The Corporation acknowledges and agrees that each director of the Corporation appointed or nominated under Section 2(b)(i) or 2(b)(ii) shall be permitted to disclose non-privileged information about the Corporation and its subsidiaries that such individual receives as a result of being a director of the Corporation to the Investor and its directors, managers, officers, employees and legal advisors (each an "Investor Representative") solely for the purposes of monitoring, administering or managing the Investor's investment in the Corporation and advising such individual in such individual's capacity as a director of the Corporation. The Investor agrees to inform each such Investor Representative of the confidential nature of any such information disclosed to them through such nominee, and acknowledges and agrees that such information shall remain subject to the same confidential treatment as imposed upon the director, provided that such confidential treatment shall no longer be required (i) at any time following the date which is twelve

(12) months following the termination of this Agreement, (ii) once the information is publicly disclosed otherwise than by breach by the Investor or the Investor Representatives of this Agreement; (iii) once the information becomes available to the Investor on a non-confidential basis; or (iv) where the disclosure of such information, on the advice of external counsel to the Investor, is required by applicable law or stock exchange rules. The Investor agrees that it shall be responsible for any breach of confidentiality by such Persons to whom it has made disclosure of such information.

(e)
The Investor hereby acknowledges and agrees that any confidential information provided to the Investor's nominees may constitute material undisclosed information in respect of the Corporation or any third party that is a "reporting issuer", and that as a result of the disclosure of the confidential information to the Investor's nominees, the Investor may be in a "special relationship" with the Corporation or any such third party "reporting issuer" and subject to the disclosure ("tipping") prohibitions of applicable Canadian Securities Laws.
(f)
Notwithstanding any other provision hereof, the Board (or committee, as applicable) may do one or more of the following:
(i)
exclude a nominee of the Investor from attendance at such portion of a meeting,
(ii)
redact such information in materials provided to the nominee related to such meeting, or
(iii)
exclude delivery of such materials altogether related to such meeting,

provided such exclusion is necessary for the Corporation or the Board to comply with applicable law, including the directors' fiduciary duties, and provided further that any such exclusion or denial of access shall be limited to the portion of the information or documentation and/or meeting that is the basis for such exclusion or denial of access and shall not extend to any portion of the information or documentation and/or meeting that does not involve or pertain to such exclusion.

6

3.
Investor Voting
(a)
The Investor agrees to vote (or cause to be voted or, at the Investor's discretion, abstain or cause to be abstained from voting) all of the Common Shares held by it in accordance with the recommendations of the Board or management of the Corporation:
(i)
at the Corporation’s annual general meetings of shareholders to be held in 2025, in respect of the election of directors of the Corporation, the appointment of auditors and the fixing of the remuneration thereof and, to the extent required under TSX rules, approval of the Corporation's equity incentive plans that are in place as of the date of this Agreement; and
(ii)
at the Corporation’s annual general meetings of shareholders to be held in 2026, in respect the appointment of auditors of the Corporation and the fixing of the remuneration thereof,

except that the foregoing shall not apply in the case of voting in respect of, in connection with or related to:

(iii)
any director in relation to which a recognized proxy advisor is recommending against the recommendation of management of the Corporation or the Board; or
(iv)
in any circumstances where:
(A)
the Corporation, its Affiliates or their respective directors and officers are not in compliance with this Agreement in all material respects; or
(B)
the Corporation, its Affiliates or their respective directors and officers are not in compliance with all applicable laws (including, without limitation, applicable Canadian Securities Laws or the rules and policies of the TSX), except for immaterial non-compliance that is cured to the reasonable satisfaction of the Investor within 30 days.
4.
Investor Hold Period
(a)
During the Restricted Period, without the prior written consent of the Corporation (which consent may, in the sole discretion of the Corporation, be withheld or given subject to such conditions as the Corporation may in its sole discretion determine), the Investor will not, directly or indirectly, Transfer or cause the Transfer of any Common Shares acquired by the Investor pursuant to the Purchase Agreement, or Hedge or cause the Hedge of the Investor's direct or indirect exposure to any Common Shares acquired by the Investor pursuant to the Purchase Agreement; provided, however, that the foregoing shall not apply to:
(i)
Transfers pursuant to a Change of Control Transaction;
(ii)
Transfers to an Affiliate of the Investor that has signed a joinder hereto;
(iii)
distributions under the Registration Rights Agreement;
(iv)
Share Exchange Transactions; and
(v)
following the First Expiry Time, Share Disposition Transactions.

7

5.
Termination
(a)
The Investor may terminate this Agreement at any time following the expiration of the Restricted Period.
(b)
This Agreement shall terminate in the event that the Investor together with any of its Affiliates cease to hold, in the aggregate, for a continuous period of at least 10 days, 10% or more of the outstanding Common Shares.
6.
General
(a)
All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Purchase Agreement, shall have the respective meanings ascribed to them in the Purchase Agreement.
(b)
Nothing in this Agreement will be deemed to constitute a legal partnership, agency or similar relationship between the Investor and the Corporation, or to authorize any Party to bind the other. Except as the Parties may otherwise agree, each Party shall have the right to engage in and receive the full benefits from any independent business activities or operations, whether or not competitive with the business activities and operations carried on by the other Party, without consulting with, or incurring any obligation to, the other Party, and each Party will be free to pursue and derive the benefits of all such future business opportunities as such Party sees fit without reference to or restriction by doctrines of "corporate opportunity" or "business opportunity" or other similar doctrines, all of which the Parties expressly agree shall not apply to the Parties in their dealings with each other.
(c)
The Parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Alberta in the City of Calgary.
(d)
Time shall be of the essence hereof.
(e)
This Agreement and all documents relating thereto, which by common accord has been or will be drafted in English, shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
(f)
This Agreement represents the entire agreement of the Parties relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.
(g)
The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Investor and the Corporation and their respective successors and assigns. This Agreement may not be assigned by the Investor without the prior written consent of the Corporation; provided, however this Agreement may, following prior written notice to the Corporation, be assigned by the Investor to any of its Affiliates if such Affiliate executes an instrument in writing agreeing to be bound by this Agreement, following which such Affiliate will be bound by all of the terms of this Agreement as if it were an original signatory hereto and shall for all purposes be the Investor hereunder.
(h)
Neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the Party against whom any waiver, change, discharge or termination is sought.
(i)
The invalidity, illegality or unenforceability of any provision of this Agreement shall not affect the validity, legality or enforceability of any other provision hereof.

8

(j)
The headings used in this Agreement have been inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement or any provision hereof.
(k)
The covenants, representations and warranties contained herein shall survive the closing of the transactions contemplated by the Purchase Agreement.
(l)
Words importing the singular number only shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neuter and words importing individuals shall include partnerships, corporations, trusts and other unincorporated entities and governments and governmental authorities and vice versa.
(m)
Each Party represents and warrants to the other that:
(i)
it will not breach any agreement or arrangement by entering into or performing this Agreement;
(ii)
this Agreement has been duly executed and delivered and is valid and binding upon it and is enforceable in accordance with its terms;
(iii)
it is a body corporate duly constituted and in good standing in accordance with the laws governing its formation and is qualified to do business and is in good standing in those jurisdictions where necessary in order to carry out the purposes of this Agreement; and
(iv)
it has the capacity to enter into and perform its obligations under this Agreement and all transactions contemplated herein and all corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken.
(n)
All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered in person, or sent by courier, addressed as follows:
(i)
if to the Corporation:

InPlay Oil Corp.

Suite 920, 640 - 5th Avenue S.W.

Calgary, Alberta

T2P OHO

Attention: [Name, Position]

Email: [email]

(ii)
if to Obsidian:

Obsidian Energy Ltd.

200, 207 – 9th Avenue S.W.

Calgary, Alberta

T2P 1K3

Attention: [Name, Position]

Email: [email]

(o)
This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one instrument. For avoidance of doubt, a signed counterpart provided by way of facsimile transmission or other electronic means shall be as binding upon the Parties as an originally signed counterpart.

(remainder of page left intentionally blank- signature page follows)

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed and delivered by their duly authorized representatives as of the date first written above.

INPLAY OIL CORP.	OBSIDIAN ENERGY LTD.

By:	By:
Name:	Name:
Title:	Title:

Signature Page - Investor Rights Agreement

This and the Following Pages Comprise Schedule "P" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

FORM OF TRANSITIONAL SERVICES AGREEMENT

TRANSITIONAL SERVICES AGREEMENT

BETWEEN

OBSIDIAN ENERGY LTD.

- and - INPLAY OIL CORP.

Dated the [•] day of [•], 2025

8.6	Conflicts	14
8.7	Governing Law	15
8.8	Resolution of Disputes	15
8.9	Invalidity of Provisions	15
8.10	Waiver	15
8.11	Further Assurances	15
8.12	No Implied Covenants	15
8.13	Enurement	15
8.14	Time of Essence	16
8.15	Statute of Limitations	16
8.16	Amendment	16
8.17	No Third Party Beneficiaries	16
8.18	Counterpart Execution	16

Schedules:

Schedule A:	Transitional Services

TRANSITIONAL SERVICES AGREEMENT

THIS AGREEMENT dated the [•] day of [•], 2025,

BETWEEN:

OBSIDIAN ENERGY LTD., a corporation amalgamated pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Obsidian")

- and -

INPLAY OIL CORP., a corporation formed under the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("InPlay")

WHEREAS pursuant to an Asset Purchase and Sale Agreement dated [•], 2025, between Obsidian, Obsidian Energy Partnership and 1647456 Alberta (collectively, "Vendor") and Inplay, InPlay acquired the Assets from Vendor (the "Sale Agreement");

AND WHEREAS to facilitate the transfer of operation of the Assets from Vendor to InPlay, Obsidian has agreed to provide certain Transitional Services to InPlay upon and subject to the terms and conditions of this Agreement;

NOW THEREFORE in consideration of the premises, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by Obsidian and InPlay, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1
Definitions

In this Agreement (including the recitals), unless otherwise defined herein, the words and phrases which are defined terms in the Sale Agreement shall have the same meanings in this Agreement as ascribed to them in the Sale Agreement. In this Agreement, unless the context otherwise requires:

(a)
"Agreement" means this transitional services agreement between Obsidian and InPlay and the Schedule attached hereto.
(b)
"Effective Date" means the date first written above.
(c)
"Gross Negligence or Wilful Misconduct" means:
(i)
a marked and flagrant departure from the standard of conduct of a reasonable person acting in the circumstances at the time of the alleged misconduct; or
(ii)
such wanton and reckless conduct or omissions as constitutes in effect an utter disregard for harmful, foreseeable and avoidable consequences;

provided that a Party and its Related Persons shall not be considered to have engaged in Gross Negligence or Wilful Misconduct if the actions or omissions of such Party or its Related Persons were in accordance with written instructions received from or written approval of the other Party or any of its Related Persons.

(d)
"Party" means Obsidian or InPlay and "Parties" means both of them.
(e)
"Reimbursable Costs" means:
(i)
[Redacted];
(ii)
[Redacted].
(f)
"Sale Agreement" has the meaning set forth in the recitals.
(g)
"Sales Tax" means all sales, use, value added, ad valorem, excise or similar tax, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government.
(h)
"Term" means the term of this Agreement as set forth in Clause 5.1.
(i)
"Transfer" has the meaning set forth in Clause 8.2(a).
(j)
"Transitional Services" means those services set out in Schedule "A".
(k)
"Transition Services Personnel" has the meaning set forth in Clause 2.5.
(l)
"Transition Services Personnel Group" has the meaning set forth in Clause 4.1(a).
1.2
Interpretation

In this Agreement, unless specifically provided otherwise or the context otherwise requires:

(a)
the words "hereto", "hereof", "herein", "hereby" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b)
any reference to the singular in this Agreement shall also include the plural and vice versa, and the use of any gender includes all genders, as the context may require;
(c)
references herein to a specific Article or Clause shall refer, respectively, to the Articles or Clauses of this Agreement unless otherwise indicated;
(d)
heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect the construction or interpretation of any of the provisions hereof;
(e)
wherever the word "include", "includes" or "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation";
(f)
references to a specific time shall refer to the prevailing time in Calgary, Alberta;
(g)
references to a Party mean the Party or its successors and permitted assigns;
(h)
any statute or regulation defined or referred to herein means such statute or regulation as from time to time amended, supplemented or modified, including by succession of comparable successor statutes or regulations, and any regulations promulgated thereunder;

(i)
any agreement, instrument or writing defined or referred to herein means such agreement, instrument or writing, as from time to time amended, supplemented or modified prior to the date hereof;
(j)
where any payment or calculation is to be made, or any other action is to be taken, on or as of a day that is not a Business Day, that payment or calculation is to be made, or that other action is to be taken, as applicable, on or as of the next following Business Day; and
(k)
unless otherwise specified, time periods within or following which any payment is to be made or any act is to be done under this Agreement shall be calculated by excluding the day on which the period commences and including the day on which such period ends.
1.3
Schedules

The following schedule is attached hereto and forms a part of this Agreement:

Schedule A	–	Transitional Services

Except as otherwise expressly provided herein, if there is any conflict or inconsistency between a provision of the body of this Agreement and that of the Schedule, the provision of the body of this Agreement shall prevail to the extent of said conflict or inconsistency.

ARTICLE 2

TRANSITIONAL SERVICES

2.1
Supply of Transitional Services

Commencing as and from the Effective Date and for the Term, Obsidian agrees to supply, or procure the supply through an Affiliate or contractor, the Transitional Services to InPlay, as and when requested in accordance with Schedule "A", during Obsidian's normal business hours, or such other times as may be applicable in the circumstances having regard to the nature of the particular Transitional Service, on the terms and conditions provided in this Agreement. Notwithstanding anything else in this Agreement, Obsidian shall be entitled to refuse any request to provide a Transitional Service if, in Obsidian's sole discretion, acting reasonably, the requested service does not fit the criteria of a Transitional Service as set out in Schedule "A" or the requested service cannot be provided in accordance with Clause 2.9 of this Agreement.

2.2
No Authority

Except as specified in this Agreement, nothing herein shall grant either Party the right, power or authority to create any obligations or commitments or incur any liabilities or debts, express or implied, on behalf of the other Party.

2.3
Insurance

Notwithstanding any other provision in this Agreement, Obsidian shall not be required to procure insurance for the property of InPlay (including the Assets) or InPlay's personnel. During the Term, Obsidian shall continue to maintain insurance coverage in respect of its assets and the Transition Services Personnel providing the Transitional Services that is in effect as of the date of this Agreement.

2.4
Performance of Transitional Services

Obsidian shall use commercially reasonable efforts to:

(a)
ensure that the Transitional Services are carried out by Transition Services Personnel that are appropriately qualified and competent personnel, contractors and subcontractors; and
(b)
allocate a sufficient number of Transition Services Personnel as are necessary to competently perform the Transitional Services; provided, always, that, without limiting or derogating from Obsidian's obligations as set forth in this Agreement, Obsidian will not be required to devote Transition Services Personnel in excess of those providing similar services in respect of or similar to the Transitional Services immediately prior to the Adjustment Date.

Notwithstanding anything to the contrary contained in this Agreement, in no event shall Obsidian be required to provide any Transitional Service in breach of any Applicable Laws.

2.5
Performance by Affiliates and Contractors

Obsidian may provide any or all of the Transitional Services using its own personnel or the personnel of its Affiliates or contractors or subcontractors and their respective personnel (the "Transition Services Personnel"), provided that, use of any such Transition Services Personnel shall not relieve Obsidian of any of its obligations under this Agreement in respect of the Transitional Services provided by any such Transition Services Personnel and InPlay shall at all times look to and deal exclusively with Obsidian in respect of payment for or the performance of the Transitional Services.

2.6
Access to InPlay Assets

InPlay shall provide, or shall ensure that its Affiliates provide, Transition Services Personnel with all access that may reasonably be requested by Obsidian, including access to InPlay's personnel, premises and/or systems as may be reasonably required by Obsidian for the performance of the Transitional Services. Obsidian shall have no liability for any failure to perform any Transitional Services in accordance with the other provisions of this Agreement or to otherwise perform its obligations under this Agreement to the extent directly attributable to failure by InPlay or any of its Affiliates to provide such access or to provide such access in a timely manner.

2.7
InPlay Obligations
(a)
During the Term, InPlay will:
(i)
notify Obsidian of any material facts or information to which InPlay is or becomes aware, which is in relation to and which affects the performance of the obligations, covenants or responsibility of Obsidian pursuant to this Agreement, including any actual, pending or, to the extent known, threatened Claim by or against InPlay to the extent relating to the Assets or the Transitional Services;
(ii)
take commercially reasonable steps to become self-sufficient with respect to any and all of the Transitional Services so that by the expiry of the Term, the provision of Transitional Services by Obsidian will no longer be required; and
(iii)
provide any information, direction, assistance, instructions, consents, licenses or approvals as reasonably required for the provision of Transitional Services, as reasonably requested by Obsidian (including under Clause 2.9(e)), acting reasonably.

(b)
InPlay shall not request, instruct, direct or require Obsidian to provide or perform any Transitional Service without first satisfying itself, acting reasonably, that such provision or performance would not be contrary to any Applicable Law.
2.8
Nature of Relationship
(a)
In providing the Transitional Services under this Agreement, Obsidian shall be:
(i)
for all purposes an independent contractor of InPlay;
(ii)
responsible for, and shall direct and control the work and services of the Transition Services Personnel providing Transitional Services on behalf of Obsidian;

and in no circumstances shall any Related Persons of Obsidian or any of its Affiliates or their contractors providing Transitional Services be construed as employees of InPlay.

(b)
Nothing contained in this Agreement shall be construed as creating a partnership, joint venture or association of any kind or as imposing upon any Party, or its Affiliates, any partnership or joint venture duty, obligation or liability.
(c)
Obsidian shall be responsible for the payment of all compensation benefits to be paid to or for the benefit of the Transition Services Personnel.
2.9
Standard of Service
(a)
InPlay acknowledges that Obsidian is not in the business of providing services in the nature of the Transitional Services to third parties; however Obsidian has agreed to provide the Transitional Services on a transitional basis in connection with the Sale Agreement. On this basis, Obsidian shall perform, or cause performance of, the Transitional Services in a reasonable and prudent manner in accordance with past practices, generally accepted oil and gas field principles and practices and Applicable Law.
(b)
Subject to Clause 2.4(b) and Clause 2.6, and having regard to any changes, restrictions or limitations that may be imposed by the staffing levels and/or systems that are adopted by InPlay in relation to the Assets and operations pertaining thereto, from and after the date hereof, Obsidian shall use commercially reasonable efforts to provide or procure the Transitional Services in the same or a substantially similar manner, at the same level, and with the same standard of care and diligence, as it did with respect to the Assets and the operation thereof, immediately preceding the Adjustment Date (including equivalently prompt response and execution times, having regard to the subject matter of any given function).
(c)
Obsidian shall provide or procure the provision of the Transitional Services in accordance with Subclauses 2.9(a) and 2.9(b) using Transition Services Personnel that, to its knowledge, are sufficiently skilled and knowledgeable in the performance of the particular Transitional Services.
(d)
The Parties acknowledge that certain personnel that were previously employed or engaged as contractors by Obsidian in the provision of the services provided by or through Obsidian on the Assets immediately prior to the Effective Date became employees or contractors of InPlay as of the Effective Date (the "InPlay Employees"), and that Obsidian may be required to instruct such InPlay Employees in the normal course for the purpose of providing the Transitional Services. InPlay further acknowledges that, subject to Clause 4.1, it assumes all liability for the InPlay Employees during the Transitional Services.

(e)
InPlay acknowledges that Obsidian's ability to provide certain Transitional Services may be dependent upon Obsidian receiving data and other information from InPlay or InPlay providing certain consents, authorities or directions, in either case, in a timely manner and in appropriate formats. Obsidian shall, as soon as is reasonably practicable upon becoming aware of the requirement for further data, information, consents, approvals, authorities, facts, assistance, licenses, instructions or directions in order to provide the Transitional Services, provide InPlay with notice of such requirement. Obsidian shall have no duty or obligation to make any inquiry of InPlay or any other Person nor perform any other investigation in order to determine the veracity or accuracy of the information, consents, approvals, authorities, facts, assistance, licenses, instructions or directions provided to Obsidian by InPlay or its Affiliates. Furthermore, Obsidian shall have no liability for any failure to perform any Transitional Services attributable to any failure by InPlay to fully and timely provide any such information, consents, approvals, authorities, facts, assistance, licenses, instructions or directions.
(f)
Obsidian shall not be required to advance money, funds or credit for or on behalf of InPlay in connection with the performance and discharge of the Transitional Services, but if Obsidian elects to advance money or funds for or on behalf of InPlay in connection with the performance and discharge of the Transitional Services, InPlay shall promptly reimburse Obsidian for such money or funds. Obsidian shall have no liability for any failure to perform any Transitional Services to the extent attributable to any failure by InPlay to provide any money, funds or credit required for the performance and discharge of the Transitional Services in a timely manner.
(g)
Obsidian shall be entitled, on providing thirty (30) day's advance written notice to InPlay, to require InPlay to advance all or any portion of the Reimbursable Costs that Obsidian reasonably anticipates will be incurred by Obsidian in the provision of Transitional Services (or any of them) in the calendar month following the date such written notice is given. Such written notice shall include an itemized written estimate of the Reimbursable Costs expected to be paid by Obsidian in the relevant calendar month for which the advance funds are required. InPlay shall pay all such Reimbursable Costs for which an advance is requested in accordance with this Clause 2.9(g) no later than the 20th day after receipt of such estimate.
2.10
No Additional Duty

Obsidian shall only have the duties and obligations expressly provided for in this Agreement and no other obligation or duty (fiduciary or otherwise) shall be implied. No other duty or standard of care, other than as expressly set forth in this Agreement, shall apply or be implied in relation to the performance, by Obsidian or any Transition Services Personnel, of the Transitional Services or the other duties and obligations to be provided hereunder.

ARTICLE 3

REIMBURSABLE COSTS AND PAYMENT

3.1
Reimbursable Costs

As the total consideration to Obsidian for the provision of the Transitional Services, InPlay shall pay Obsidian, in the manner and at the times specified in Clause 3.2, the Reimbursable Costs.

3.2
Invoicing and Payment
(a)
Provided Obsidian has not issued an invoice for advanced payment of Reimbursable Costs in accordance with Clause 2.9(g):
(i)
Obsidian shall invoice InPlay on a monthly basis for all Reimbursable Costs payable under this Agreement for the preceding month; and
(ii)
InPlay shall pay all undisputed amounts invoiced pursuant to this Clause 3.2 within 30 days after its receipt of the invoice. InPlay shall make such payment to Obsidian by cheque, ETF or wire transfer to an account specified by Obsidian.
(b)
For a period of 12 months following the termination of this Agreement, Obsidian may issue further invoices to InPlay in order to bill for Reimbursable Costs that were paid by Obsidian prior to the termination of this Agreement to which such Reimbursable Costs apply and were not previously billed.
(c)
Within [60] days of the end of the Term, Obsidian shall issue an invoice reconciling all Reimbursable Costs advanced pursuant to Clause 2.9(g) against the actual Reimbursable Costs incurred for each such applicable month to which an advance was made, with the net amount to be paid by InPlay or reimbursed by Obsidian, as applicable, within 30 days after the issuance of such invoice.
(d)
Except for amounts that are the subject of a dispute for which InPlay has given notice to Obsidian as provided in Clause 3.3 and amounts for which InPlay has duly given notice pursuant to Clause 3.4, all invoices issued to InPlay pursuant to this Clause 3.2 shall be deemed to be true and correct as of the end of the 6th month following the month in which the invoice was submitted to InPlay.
3.3
Disputed Amounts
(a)
InPlay may, acting in good faith, dispute any invoice issued to it by Obsidian under this Agreement, and notwithstanding any such dispute, InPlay shall pay the undisputed amount of such invoice in accordance with invoice terms and Clause 3.2(a)(ii). InPlay shall notify Obsidian of any disputed amounts, including reasonable particulars of the basis of such dispute, within the time period specified in Clause 3.2(d). InPlay shall have no right to dispute any invoiced amount unless it has duly provided such notice to Obsidian within such period.
(b)
Payment by InPlay of any amount invoiced by Obsidian under this Agreement shall not prejudice the right of InPlay to dispute or question the correctness of such amount.
(c)
If the Parties cannot resolve any dispute related to an invoice within 30 days of the date the notice of dispute is issued by InPlay, either Party may at any time thereafter request that the matter be resolved through the procedure provided for in article 11 of the Sale Agreement. Any amount determined to have been owing will be paid within 15 days of resolution of the dispute.

3.4
Late Payment
(a)
If InPlay fails to pay any undisputed amount when it becomes due and payable to Obsidian under this Agreement, then, in addition to its obligation to pay such unpaid amount in full, InPlay shall also pay to Obsidian, interest on such unpaid amount at an annual rate equal to the Interest Rate from such due date until the date on which such unpaid amount, together with such interest, is paid in full.
(b)
At any time after Obsidian has made written notice to InPlay demanding payment of any amount that was not paid when first due and payable under this Agreement, Obsidian shall be free to take any action that it deems appropriate to collect such unpaid amount, together with all interest payable thereon as provided in Clause 3.4(a).
3.5
Audit and Books of Account
(a)
Obsidian shall keep books and other records relating to the Transitional Services and Reimbursable Costs in reasonable detail consistent with historical practices and generally in accordance with IFRS in order to permit InPlay to verify the invoices submitted to InPlay by Obsidian. Such books and other records shall be open for inspection or audit by InPlay or its Related Persons, at InPlay's own cost and expense, during Obsidian's normal business hours during the period from the end of the month in which the particular Transitional Services were provided to the end of the 6th month following the end of the calendar year in which the last invoice applicable to such Transitional Services was submitted to InPlay. Any claims of discrepancies shall be made in writing to Obsidian within 2 months of the completion of such audit. Obsidian shall respond to any claims of discrepancies within 2 months of receipt of such claims unless Obsidian requests and InPlay agrees to an extension. The Parties agree to act in good faith to resolve such claims. Each audit shall be conducted so as to cause a minimum of inconvenience to Obsidian.
(b)
To the extent that InPlay intends to use a Third Party for any inspection or audit of Obsidian's books and other records pursuant to Clause 3.5(a), then, prior to the commencement of such inspection or audit InPlay shall obtain from such Third Party and each of such Third Party's personnel participating in such inspection an audit confidentiality undertaking in favour of Obsidian and in a form satisfactory to Obsidian acting reasonably.
(c)
If Obsidian, acting reasonably, believes that in any inspection or audit the inspection or audit of Obsidian's books and other records pursuant to Clause 3.5(a) may disclose any information other than that which relates solely to the Transitional Services and the Reimbursable Costs, then such inspection or audit may not be directly conducted by InPlay, but rather, it must be conducted by a Third Party acceptable to both Parties acting reasonably. In addition to the confidentiality undertaking required under Clause 3.5(b), in such circumstances such Third Party and its personnel shall also be required to undertake in favour of Obsidian to not disclose any information obtained from such inspection or audit other than that relating solely to the Transitional Services, the Reimbursable Costs and the invoicing for such services.
3.6
Sales Tax

The payment of Reimbursable Costs as consideration for Transition Services is exclusive of Sales Tax. InPlay shall pay to Obsidian any Sales Tax exigible upon or applicable to the Transition Services.

ARTICLE 4

RELEASE, DISCLAIMER OF LIABILITY AND INDEMNITIES

4.1
Liability and Indemnification of Service Provider
(a)
Except as provided in Subclause 4.1(c), neither Obsidian nor any of its Related Persons, nor any Transition Services Personnel, nor any Affiliate, contractor or subcontractor that provides Transition Services Personnel ( collectively, "Transition Services Personnel Group"), shall be liable for any Losses and Liabilities paid, incurred or suffered by InPlay, or any of its Related Persons or for any Claims made against any of them, arising from or otherwise relating to the performance, non-performance or purported performance of any Transitional Services to be performed by Obsidian or otherwise related to any act or omission of the Transition Services Personnel Group in connection with such performance, non-performance or purported performance of any Transitional Services or otherwise arising under or pursuant to this Agreement, except for any such Losses and Liabilities or Claims which are a direct result of the Gross Negligence or Wilful Misconduct of Obsidian or any of the Transition Services Personnel Group. Subject to the foregoing exclusions, InPlay hereby releases Obsidian and each of Obsidian's Related Persons from any Claim that InPlay may now have or hereafter may have in respect of any such Losses and Liabilities or such Claims.
(b)
InPlay shall be liable for and, in addition and as an independent covenant, shall indemnify Obsidian and each of Obsidian's Related Persons from and against, all Claims that may be made against any of them, and all Losses and Liabilities sustained, paid or incurred by any of them, in either case, arising from or in connection with the Transitional Services being provided by Obsidian to InPlay, but excluding any such Losses and Liabilities or Claims to the extent covered by Obsidian's indemnification obligations in Subclause 4.1(c).
(c)
Obsidian shall be liable for and, in addition and as an independent covenant, shall indemnify InPlay and each of InPlay's Related Persons from and against, all Claims that may be made against any of them, and all Losses and Liabilities sustained, paid or incurred by any of them, in either case, arising from or in connection with the Gross Negligence or Wilful Misconduct of Obsidian or any of its Transition Services Personnel Group in the provision of any of the Transitional Services.
(d)
The procedure provided for in clause 7.8 of the Sale Agreement shall apply mutatis mutandis with respect to any Third Party Claims related to this Agreement or the Transitional Services provided hereunder.
4.2
Disclaimer of Warranties, etc.

Except as expressly provided herein, Obsidian makes no representation or warranty regarding the quality, completeness, sufficiency or the results of any of the Transitional Services and, to the maximum extent permitted by Applicable Law, all representations and warranties implied by statute, common law, custom, trade, usage or otherwise applicable to the provision of Transitional Services or the results thereof are hereby wholly excluded and negated.

4.3
Consequential Loss

Notwithstanding any other provision of this Agreement, neither Party shall bear any liability to the other or to the Related Persons of the other for, and shall in no event be liable to indemnify the other or any of its Related Persons in respect of, any Consequential Losses suffered by the other Party or its Related Persons or its successors and assigns in connection with the Transitional Services, this Agreement or the performance or non-performance of this Agreement by Obsidian or InPlay, provided that this shall not preclude a Party or its Related Persons from entitlement to indemnification, to the extent expressly provided in this Agreement, for such Party's or its Related Persons liability to a Third Party for such losses which a Third Party suffers, sustains, pays or incurs.

4.4
Applicability of Indemnities and Exclusions and Limitations of Liability

Except as expressly stated herein to the contrary, the indemnities and exclusions and limitations of liability provided for in this Article 4 shall apply regardless of cause and notwithstanding the negligence or breach of duty on the part of the beneficiary of such indemnities, exclusions and limitations or any other Person, and shall apply regardless of whether the claim is based in tort, contract or otherwise.

4.5
Sale Agreement

The indemnities and the exclusions and limitations of liability provided for in this Article 4 are independent of and in addition to and not in replacement for or in substitution of the indemnities and the exclusions and limitations of liability provided for in the Sale Agreement. For clarity, the indemnities and the exclusions and limitations of liability provided for in this Article 4 apply with respect to the Transitional Services and arise after the Effective Date.

ARTICLE 5

TERM AND TERMINATION

5.1
Term of Agreement

The term of this Agreement (the "Term") shall commence on the Effective Date and, unless earlier terminated in accordance Clause 5.2, shall continue until December 31, 2026.

5.2
Early Termination of Agreement
(a)
This Agreement may be terminated at any time by the mutual agreement of the Parties.
(b)
This Agreement may be terminated prior to the end of the Term in the following instances:
(i)
by either Party by notice to the other Party and effective immediately upon receipt of such notice, if:
(A)
the other Party commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency, reorganization or other similar law of any jurisdiction now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or makes a general assignment for the benefit of creditors, or fails generally to pay its debts as they become due, or takes any corporate action in any jurisdiction to authorize any of the foregoing;
(B)
an involuntary case or other proceeding is commenced against the other Party seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property; or
(C)
an order for relief shall be entered against the other Party under the bankruptcy laws of any jurisdiction as now or hereafter in effect; or
(D)
the other Party is in breach of a material obligation hereunder, other than a breach contemplated in Clause 5.2(b)(ii)(B) or Clause 5.2(b)(iii)(A) or (B), and fails to remedy such breach within 15 days after receipt of a notice that such breach be remedied;

(ii)
by InPlay by notice to Obsidian:
(A)
at any time on not less than [thirty (30)] days prior written notice; provided that such termination may be in respect to all or any portion of the Transitional Services hereunder; or
(B)
and effective immediately upon receipt of such notice if Obsidian assigns or purports to assign all or any portion of its interest in or under this Agreement without complying with the provisions of Clause 8.2; or
(iii)
by Obsidian by notice to InPlay and effective immediately upon receipt of such notice, if:
(A)
InPlay has failed to pay any amount (other than any amount it is in good faith disputing and in respect of which InPlay has provided Obsidian with notice of such dispute) and such failure continues for a period exceeding 5 Business Days after receipt of a notice from Obsidian demanding payment; or
(B)
InPlay assigns or purports to assign all or any portion of its interest in or under this Agreement without complying with the provisions of Clause 8.2.

ARTICLE 6

FORCE MAJEURE

6.1
Force Majeure
(a)
For the purposes of this Clause, "force majeure" means an occurrence beyond the reasonable control of the Party claiming suspension of an obligation hereunder, which has not been caused by such Party's negligence and which such Party was unable to prevent or provide against by the exercise of reasonable diligence at a reasonable cost and, to the extent the foregoing criteria is met, includes, without limiting the generality of the foregoing, an act of God, war, revolution, insurrection, blockage, riot, strike, a lockout or other industrial disturbance, fire, lightning, unusually severe weather, storms, floods, explosion, accident, shortage of labour or materials, or government restraint, action, delay or inaction.
(b)
If a Party is prevented by force majeure from fulfilling any obligations hereunder, the obligations of that Party, insofar as its obligations are affected by the force majeure, shall be suspended while the force majeure continues to prevent the performance of such obligation and for that time thereafter as that Party may reasonably require to commence to fulfill such obligation. A Party prevented from fulfilling any obligation by the force majeure shall promptly give the other Party notice of the force majeure and the affected obligations, including reasonably full particulars in respect thereof.
(c)
The Party claiming suspension of an obligation as aforesaid shall promptly remedy the cause and effect of the applicable force majeure, insofar as it is reasonably able to do so, and such Party shall promptly give the other Party notice when the force majeure ceases to prevent the performance of the applicable obligation. However, the terms of settlement of any strike, lockout or other industrial disturbance shall be wholly in the discretion of such Party, notwithstanding Subclause 6.1(a) and that Party shall not be required to accede to the demands of its opponents in any strike, lockout or industrial disturbance solely to remedy promptly the force majeure thereby constituted.
(d)
Notwithstanding anything contained in this Clause, lack of finances shall not be considered a force majeure, nor shall any force majeure suspend any obligation for the payment of money hereunder.

ARTICLE 7

NOTICES

7.1
Manner of Communication
(a)
The Parties' respective initial addresses and email addresses for the delivery of notices, communications and statements required, permitted or contemplated in this Agreement shall be as follows:

Obsidian:

Obsidian Energy Ltd.

200, 207 – 9th Avenue S.W.

Calgary, AB T2P 1K3

Email: [•]

Attention: [•]

InPlay:

InPlay Oil Corp.

2000 – 350 7th Avenue S.W.

Calgary, AB T2P 3N9

Email: [•]

Attention: [•]

(b)
All notices, communications and statements required, permitted or contemplated in this Agreement shall be in writing, and shall be delivered as follows:
(i)
by personal delivery or courier service delivery to a Party at the address of the Party for the delivery of notices, communication and statements hereunder, in which case the item so delivered shall be deemed to have been received on the date of delivery, but only if such delivery takes place prior to 5:00 p.m. on a Business Day. If the actual delivery of such item occurs after 5:00 p.m. on a Business Day or on a day that is not a Business Day, then such item shall be deemed to have been received on the first Business Day following the date on which such actual delivery was made; or

(ii)
by email to a Party at the email address for receipt by that Party of notices, communications and statements hereunder, in which case the item so transmitted shall be deemed to have been received when it has been received in its entirety in a legible form, but only if such transmission and receipt are completed prior to 4:30 p.m. on a Business Day. If such transmission and receipt are completed after 4:30 p.m. on a Business Day or on a day that is not a Business Day, then such item shall be deemed to have been received on the first Business Day following the date on which such transmission and receipt were completed.
7.2
Change of Address

A Party may from time to time change its address or email address for the delivery of notices, communications and statements hereunder by giving written notice of such change to each other Party.

ARTICLE 8

MISCELLANEOUS

8.1
Confidentiality

Obsidian undertakes to use any Confidential Information (which for certainty includes Confidential Information provided to or acquired by Obsidian as part of its performance of the Transitional Services hereunder) solely and exclusively for the purposes of this Agreement and to use no less than the same degree of care as would be used by a normally prudent person in protecting its own proprietary and confidential information. Obsidian will not disclose any Confidential Information received by it to any Person other than InPlay and its Related Persons without the prior approval of InPlay, except:

(a)
when and to the extent required by Applicable Law or the requirements of any Governmental Authority or stock exchange and, in such event, Obsidian shall provide written notice of the requirement to disclose the Confidential Information to InPlay and shall take and assist InPlay in taking all commercially reasonable steps available to suppress the disclosure or extent of disclosure of such information; provided that, if Obsidian is so required to furnish or disclose such Confidential Information, it will only furnish or disclose that portion of the Confidential Information that it is legally required to disclose; and provided further that, if any press release or statement is required to be made in order to comply with Applicable Law or the requirements of any Governmental Authority or stock exchange, it shall be provided to InPlay for review a reasonable time prior to being issued;
(b)
to its Related Persons and the Transition Services Personnel who have a need to know the Confidential Information for purposes of or in connection with this Agreement; and
(c)
to the technical, financial or other professional consultants or advisors of Obsidian which require such Confidential Information to provide their services to Obsidian in order for Obsidian to provide the Transitional Services to InPlay in accordance with this Agreement.

This provision shall survive any expiry or termination of this Agreement for a period of two (2) years.

8.2
Assignment
(a)
Except as permitted by this Clause 8.2, neither this Agreement nor any of the rights or obligations of a Party hereunder may be sold, assigned (other than by way of security), transferred, exchanged, alienated or disposed of in any way (any such transaction, a "Transfer") without the consent in writing of the other Party, with such consent within the sole discretion of such other Party; provided, however, that Obsidian may subcontract the performance of any Transitional Service to the extent consistent with the terms of this Agreement.
(b)
Either Party may make a Transfer of its interest in and under this Agreement (the "Assigning Party") to an Affiliate with notice to but without the consent of the other Party, provided that, notwithstanding such Transfer, the Assigning Party shall remain liable for the due performance by such Affiliate of its obligations under this Agreement.
(c)
The prohibition in Clause 8.2(a) does not apply to the granting or creation of a security interest, mortgage, assignment by way of security, deed of trust, pledge, hypothecation, charge, deposit arrangement, encumbrance, lien or other right or device intended to secure payment or performance of any obligation, which a Party may grant or create without the consent of the other Party.

8.3
No Restrictions on Business

Nothing contained in this Agreement shall be construed to restrict Obsidian or any of its Affiliates from engaging in any business or activity.

8.4
Survival

All liabilities and obligations of the Parties arising or accrued under or pursuant to this Agreement up to and including the date of the end of the Term or termination of this Agreement shall survive the end of the Term or such termination until fully satisfied or discharged and, in particular:

(a)
Obsidian's right to be paid the Reimbursable Costs and to issue invoices for such amounts and InPlay's obligation to pay such amounts as invoiced or dispute any of the charges therein, in each case, as provided in Clauses 3.2 and 3.3;
(b)
InPlay's obligation to pay interest on over-due amounts under Clause 3.4;
(c)
the assumptions, exclusions and limitations of liability and the indemnities provided for in Article 4; and
(d)
the confidentiality provision in Clause 8.1,

shall survive the end of the Term or any termination of this Agreement and the provisions of Article 1 shall also survive the end of the Term or any termination of this Agreement, but only to the extent required to give effect to the provisions listed above in this Clause 8.4. For greater certainty, upon termination of less than all of the Transitional Services, this Agreement shall continue in full force and effect with respect to the remaining Transitional Services, and the survival of the aforementioned provisions shall only be in respect of such provisions as they relate to the terminated Transitional Services. Notwithstanding the foregoing, the termination of a Transitional Service or of this Agreement pursuant to any of the provisions hereof shall be without prejudice to any rights, or diminution of any obligation or liability of either Party, that may have accrued prior to the effective date of such termination.

8.5
Entire Agreement

This Agreement, the Contract Operating Agreement and the Sale Agreement constitute the entire agreement between the Parties and their respective Affiliates relating to, and there are no collateral or other statements, understandings, covenants, agreements, representations or warranties, written or oral, relating to, the provision of Transitional Services. This Agreement supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties or their respective Affiliates, relating to the subject matter of this Agreement. This Section 8.6 does not derogate from or otherwise affect the obligations of the parties under the Sale Agreement, the Contract Operating Agreement or any agreement, document or instrument executed and delivered pursuant thereto or in implementation of the transactions contemplated hereby or thereby.

8.6
Conflicts

If there is any conflict between any provision of the Sale Agreement or the Contract Operating Agreement and any provisions of this Agreement, each such provision is to be interpreted and construed, if possible, so as to avoid or minimize such conflict, but, to the extent of such conflict, the provisions of the Sale Agreement and Contract Operating Agreement shall prevail and govern in the priority in which they are listed.

8.7
Governing Law

This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta, excluding any conflict of laws rules or principles embodied therein that would permit or require the application of the laws of another jurisdiction, and shall, in every regard, be treated as a contract made in the Province of Alberta. Subject to Clause 8.8, the Parties shall attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters related to the formation, legality, validity, binding effect or enforceability of this Agreement or a provision of it.

8.8
Resolution of Disputes

The Parties will exclusively and finally resolve all Claims, disputes or controversies between them arising out of this Agreement, including a Claim, dispute or controversy regarding the existence, construction, validity, interpretation, enforceability, termination or breach of this Agreement (a "TSA Dispute"), pursuant to the procedures set out in article [11] of the Sale Agreement, applied mutatis mutandis. For clarity, for these purposes, each reference to "Dispute", "Vendor" and "Purchaser" in Article

[11] of the Sale Agreement shall be deemed to be a reference to "TSA Dispute", "Obsidian" and "InPlay", respectively.

8.9
Invalidity of Provisions

If any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby.

8.10
Waiver

A waiver by or on behalf of a Party of any breach of a provision of this Agreement will not be binding upon the Party unless it is expressed in writing and duly executed by the Party or signed by its duly authorized representatives, and such a waiver will not operate as a waiver of any future breach, whether of a like or different character.

8.11
Further Assurances

Each of the Parties will, from time to time and at all times, do all such further acts and execute and deliver all such further deeds and documents as will be reasonably required in order to fully perform and carry out the terms of this Agreement.

8.12
No Implied Covenants

Each of the Parties have expressed herein their entire understanding and agreement concerning the subject matter of this Agreement and no implied covenant, condition, term or reservation will be read into this Agreement relating to or concerning such subject matter, nor will any oral or written understanding heretofore entered into modify or compromise any of the terms and conditions herein.

8.13
Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

8.14
Time of Essence

Time shall be of the essence in this Agreement.

8.15
Statute of Limitations

In respect of actions arising from or in any way connected to this Agreement to which the Limitations Act (Alberta), applies, the Parties agree that the limitation periods for seeking a remedial order under Clause 3(1)(a) of the Limitations Act (Alberta) for any claim (as defined in the Limitations Act (Alberta)), are extended as follows:

(a)
for an action or claim relating to matters disclosed by an audit, to 2 years after the last Day this Agreement permits such audits to be performed; or
(b)
for any other claim to which Clause 3(1)(a) of the Limitations Act (Alberta) applies, to 4 years.
8.16
Amendment

This Agreement shall not be varied or amended in any respect other than by an instrument in writing dated subsequent to the date of this Agreement, and executed by a duly authorized representative of each Party.

8.17
No Third Party Beneficiaries

Except as provided for in Article 4, the Parties do not intend that any term of this Agreement should be enforceable by or confer any benefit on any Person who is not a Party to this Agreement.

8.18
Counterpart Execution

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one instrument. For avoidance of doubt, a signed counterpart provided by way of electronic means shall be as binding upon the Parties as an originally signed counterpart.

Execution Page Follows

IN WITNESS WHEREOF the Parties have executed and delivered this Transitional Services Agreement as of the date first written above.

OBSIDIAN ENERGY LTD.	INPLAY OIL CORP.

Per:________________________________________________	Per:________________________________________________
Name:	Name:
Title:	Title:

[Signature Page to Transitional Services Agreement]

SCHEDULE A

Transitional Services

[Description of Transitional Services]

This and the Following Pages Comprise Schedule "Q" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

PURCHASER ASSETS

[Description of Purchaser Assets]

This and the Following Pages Comprise Schedule "R" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

FORM OF VOTING AND SUPPORT AGREEMENT

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of February 19, 2025 (this "Agreement").

BETWEEN:

OBSIDIAN ENERGY LTD., a corporation existing under the laws of the Province of Alberta ("Obsidian")

and

The Person whose name is set forth on the Securityholder signature page to this Agreement (the "Securityholder" and together with Obsidian, the "Parties" and each a "Party")

WHEREAS, in connection with an asset purchase and sale agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the "Purchase Agreement") among InPlay Oil Corp. ("Purchaser") and Obsidian, Obsidian Partnership and 1647456 Alberta Ltd. (collectively, "Vendor"), the Purchaser will acquire the Assets from the Vendor (the "Acquisition") in return for consideration comprised of, among other things, cash and common shares in the capital of the Purchaser (the "Purchaser Shares"), subject to the terms and conditions set forth in the Purchase Agreement;

AND WHEREAS the Purchase Agreement provides that it is a condition precedent to the completion of the Acquisition that the Issuance Resolution be approved at the Meeting;

AND WHEREAS the Securityholder is the registered owner of, the beneficial owner of and/or controls or directs, directly or indirectly, the Purchaser Shares and the other securities of the Purchaser set forth on the Securityholder's signature page to this Agreement;

AND WHEREAS Obsidian is relying on the covenants, representations and warranties of the Securityholder set forth in this Agreement in connection with Obsidian's execution and delivery of the Purchase Agreement and would not enter into the Purchase Agreement but for the execution and delivery of this Agreement by the Securityholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Securityholder to abide by the covenants in respect of the Subject Securities (as defined below), and the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1
Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Purchase Agreement, shall have the respective meanings ascribed to them in the Purchase Agreement. In addition to the capitalized terms defined elsewhere herein, in this Agreement (including the recitals):

2

(a)
"Subject Securities" shall include:
(i)
that number of Purchaser Shares set forth on the Securityholder's signature page to this Agreement, being all of the Purchaser Shares owned legally or beneficially, either directly or indirectly, by the Securityholder or over which the Securityholder exercises control or direction, either directly or indirectly, and shall further include all securities which may be converted into, exchanged for, or otherwise changed into Purchaser Shares and any Purchaser Shares otherwise acquired by the Securityholder after the date hereof; and
(ii)
all shares or other securities into or for which the Purchaser Shares set forth on the Securityholder's signature page to this Agreement may be converted, exchanged or otherwise changed, including, without limitation, securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Purchaser or any Affiliate of the Purchaser.
1.2
Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3
Certain Phrases and References, etc.

The words "including", "includes" and "include" mean "including (or includes or include) without limitation" and "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning, means "the aggregate (or total or sum), without duplication, of". The terms "hereof", "hereunder" and similar expressions refer to this Agreement and not any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

1.4
Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5
Computation of Time

Unless otherwise specified, time periods within or following which any act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

1.6
Business Days

Whenever any action to be taken pursuant to this Agreement would otherwise be required to be taken on a day that is not a Business Day, such action shall be taken on the next Business Day following the day on which such action was to be taken.

3

ARTICLE 2

COVENANTS

2.1
General Covenants of the Securityholder

The Securityholder hereby covenants and agrees to and for the benefit of Obsidian that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)
at the Meeting and at any other meeting of the Purchaser Shareholders called to vote upon the Issuance Resolution or the transactions contemplated by the Purchase Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Issuance Resolution is sought, the Securityholder shall cause its Subject Securities (to the extent they carry a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (to the extent they carry a right to vote at such meeting) in favour of the approval, consent, ratification and adoption of the Issuance Resolution. If the Securityholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Securityholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);
(b)
at any meeting of the Purchaser Shareholders called to vote upon any of the matters described in clause (i) or (ii) below or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of securities of Purchaser is sought to which the Securityholder holds securities entitled to vote at (including by written consent in lieu of such meeting) with respect to any of the matters described in clause (i) or (ii) below, the Securityholder shall cause its Subject Securities (to the extent they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by Obsidian in writing, vote (or cause to be voted) its Subject Securities (to the extent they carry the right to vote at such meeting) against: (i) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Purchaser under the Purchase Agreement or of the Securityholder under this Agreement, and/or (ii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Acquisition or any of the transactions contemplated by the Purchase Agreement. If the Securityholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Securityholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);
(c)
the Securityholder shall not, directly or indirectly, through any Affiliates (which for the purposes hereof shall not include the Corporation) or its or any of their respective officers, directors, employees, representatives, agents or otherwise, and shall not permit any such Person to:
(i)
solicit proxies or become a participant in a solicitation in opposition to the Issuance Resolution and/or any of the transactions contemplated by the Purchase Agreement, including the Acquisition;

4

(ii)
[solicit, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Purchaser or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that may reasonably be expected to interfere or conflict with the matters set forth in the Issuance Resolution and the transactions contemplated in the Purchase Agreement, including the Acquisition;]1
(iii)
assist any Person in taking or planning any action that would be reasonably expected to compete with, restrain or otherwise serve to interfere with the Acquisition or any of the transactions contemplated by the Purchase Agreement;
(iv)
act jointly or in concert with others with respect to voting securities of the Purchaser for the purpose of opposing or competing with the Acquisition and/or any of the transactions contemplated by the Purchase Agreement; or
(v)
cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do any of the foregoing;
(d)
the Securityholder will not directly or indirectly sell, gift, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber or otherwise dispose of any right or interest (each, for purposes of this Section 2.1(d), a "Transfer"), or enter into any forward sale, short sale, repurchase agreement, option or other arrangement or monetization transaction with respect to, any of its Subject Securities, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, provided that the Securityholder may Transfer any or all of the Subject Securities (to the extent permitted by the terms of the applicable Subject Securities and Canadian Securities Laws): (x) pursuant to the exercise of Options (as defined below) to acquire Purchaser Shares or the settlement of RSAs (as defined below) or PSA (as defined below), in each case in accordance with the terms thereof; and (y) to an Affiliate or a Related Person of the Securityholder, provided that such Affiliate or Related Person is a party to this Agreement or enters into an agreement with Obsidian on the same terms as this Agreement, or otherwise agrees to be bound by the provisions hereof or as otherwise consented to by Obsidian. For the purposes hereof, "Related Person" means: (i) a spouse, parent, grandparent, brother, sister or child of the Securityholder; or (ii) a company or family trust if all of the voting securities of such company are held by, or all the beneficiaries of such trust are, one or more of the persons referred to in clause (i);
(e)
the Securityholder will not directly or indirectly grant or agree to grant any proxies, legal appointment or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, written or oral, whether by proxy, legal appointment or otherwise, with respect to the right to vote, call meetings of the Purchaser Shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;
(f)
the Securityholder shall not contest in any way the approval of the Acquisition by any Governmental Authority or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Purchase Agreement, unless otherwise directed by Obsidian and Purchaser in writing;

1 CIP agreement only, not D&Os

5

(g)
the Securityholder shall not take any action or make any public statement which would be reasonably expected to prevent, delay, impede, interfere with or materially adversely affect the timely consummation of the Acquisition or any of the transactions contemplated by the Purchase Agreement;
(h)
as soon as practicable following the mailing of the Circular and in any event at least five

(5) Business Days prior to the date of the Meeting and as far in advance as practicable of every adjournment or postponement thereof, the Securityholder shall: (i) with respect to any Subject Securities that are registered in the name of the Securityholder, deliver or cause to be delivered, in accordance with the instructions set out in the Circular, a duly executed proxy or proxies (or voting instruction form(s) or legal appointment(s)) directing the holder of such proxy or proxies (or voting instruction form(s) or legal appointment(s)) to vote all of the Subject Securities eligible to be voted in favour of the Issuance Resolution; and (ii) with respect to any Subject Securities that are beneficially owned by the Securityholder but not registered in the name of the Securityholder, or over which the Securityholder exercises control or direction deliver or cause to be delivered a duly executed voting instruction form (assuming receipt of the same) to the intermediary through which the Securityholder holds its beneficial interest in the Subject Securities, instructing that the Subject Securities be voted at the Meeting in favour of the Issuance Resolution. Such proxy or proxies (or voting instruction form(s) or legal appointment(s)) shall name those individuals as may be designated by Purchaser in the Circular (with full power of substitution). The Securityholder shall not take, or permit any Person on its behalf to take, any action to revoke, withdraw, amend or invalidate any proxy deposited or voting instruction form submitted or cast pursuant to this Agreement notwithstanding any statutory or other rights which the Securityholder might have, unless the Securityholder has obtained the written consent of Obsidian or this Agreement has been terminated in accordance with its terms. The Securityholder will, upon request, provide evidence of the Securityholder having delivered or caused to be delivered such proxy or voting instruction form referred to above to Obsidian; and

(i)
the Securityholder shall promptly notify Obsidian upon the Securityholder's knowledge that any of its representations or warranties in this Agreement becoming untrue or incorrect in any material respect prior the termination of this Agreement in accordance with Section

4.1 hereof, and for the purpose of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof).

2.2
Inducement

The Securityholder acknowledges and agrees that the completion of the Acquisition is subject to various conditions as set forth in the Purchase Agreement, which conditions are for the exclusive benefit of the Vendor (including Obsidian) and/or the Purchaser, which the Vendor and/or the Purchaser has the right, in its sole discretion, to waive in whole or in part, or to rely on in connection with termination of the Purchase Agreement and this Agreement and their respective obligations to complete the Acquisition. Further, the Securityholder acknowledges and agrees that the Purchase Agreement may be amended or amended and restated and any such amendment or amendment and restatement shall not in any way affect the obligations of the Securityholder hereunder. By executing this Agreement, the Securityholder understands and acknowledges that Obsidian is entering into the Purchase Agreement in reliance on the Securityholder's execution and delivery of this Agreement and the terms contained herein, and in consideration for Obsidian entering into the Purchase Agreement with the Purchaser, each of Obsidian and the Securityholder hereby agrees to be bound by the terms set forth herein.

6

2.3
Public Disclosure and Announcements
(a)
Except as required by Applicable Laws, prior to the first public disclosure of the existence of this Agreement, the Securityholder will not, and will ensure that its representatives, its Affiliates, and its Affiliates' representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Purchase Agreement without the prior written approval of Obsidian, acting reasonably.
(b)
The Securityholder hereby consents to: (i) details of this Agreement being set out in any press release, material change report, information circular, including the Circular, and any other continuous disclosure document produced by Purchaser, Obsidian or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Purchase Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR+.
2.4
Revocation of Proxies and Prior Voting Instructions

The Securityholder hereby revokes and will take all steps necessary to effect the revocation of any and all previous proxies, voting instructions, legal appointments and powers of attorney heretofore given or other voting documents delivered by it in respect of the Subject Securities that may conflict or be inconsistent with the matters set forth in this Agreement and the Securityholder agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement. For the avoidance of doubt, this Section 2.4 does not apply to any voting instructions, legal appointments and powers of attorney delivered by the Securityholder in respect of the Meeting approving the Issuance Resolution.

2.5
[Amendment of CIP Agreements
(a)
The Securityholder hereby covenants and agrees that, notwithstanding anything to the contrary in the CIP Agreements, it will, or will cause its Affiliates to, as promptly as possible and in any event prior to the Meeting, enter into an amendment to each of the CIP Agreements (other than the Subscription Agreement) providing for the automatic termination of such CIP Agreement in the event that the Securityholder together with its Affiliates cease to hold, in the aggregate, for a continuous period of at least 10 days, 10% or more of the outstanding Purchaser Shares.
(b)
The Securityholder, on its own behalf and on behalf of its Affiliates and any and all "JOG Funds" (as defined in the subscription agreement between the Securityholder and the Corporation dated February 28, 2014 (the "Subscription Agreement")), does hereby irrevocably waive the application of the provisions of section 8 of the Subscription Agreement in respect of the issuance of the Share Consideration and the issuance of any securities of the Corporation pursuant to the Financings or any alternative financings undertaken by the Corporation to consummate the transactions contemplated by the Purchase Agreement.]2

2 CIP agreement only, not D&Os

7

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1
Representations and Warranties of the Securityholder

The Securityholder hereby represents and warrants to and covenants with Obsidian as follows, and acknowledges that Obsidian is relying upon such representations, warranties and covenants in entering into this Agreement and the Purchase Agreement:

(a)
Capacity; Authorization; Existence. The Securityholder has the requisite power and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. If the Securityholder is not a natural person, the Securityholder is duly formed and validly existing under the Applicable Law of its jurisdiction of formation. If the Securityholder is a natural person, the Securityholder has the legal capacity to enter into and perform his or her obligations under this Agreement.
(b)
Enforceable. This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation, enforceable against the Securityholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar laws affecting creditors' rights generally, and to the discretion that a court may exercise in granting equitable remedies.
(c)
Ownership of Subject Securities. The Securityholder is, and will be immediately prior to the Meeting and the Closing Time, the sole registered and/or beneficial owner of, or exercise control and direction over, the number of Subject Securities indicated on the Securityholder's signature page to this Agreement, with good and marketable title thereto free and clear of any and all Encumbrances (other than pursuant to this Agreement or transfer restrictions under Canadian Securities Laws or the constating documents of the Purchaser) and exercises control or direction over all of the Subject Securities indicated on the Securityholder's signature page to this Agreement. Except for options to acquire Purchaser Shares ("Options"), performance share unit awards of the Purchaser ("PSAs") and/or restricted share unit awards of the Purchaser ("RSAs") as set forth on the Securityholder's signature page to this Agreement (if applicable), neither the Securityholder nor any of its Affiliates owns or has any interest in or exercises control or direction over any other securities, or securities convertible into or exchangeable or exercisable for securities, of Purchaser or any of its Affiliates and has no other agreement, option, right or privilege (whether by Applicable Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of Purchaser.
(d)
No Breach. Neither the execution and delivery of this Agreement by the Securityholder nor the compliance by the Securityholder with any of the provisions hereof will:
(i)
result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, any provision of the articles, by-laws, partnership agreement or any other constating document of the Securityholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, understanding, license, agreement, lease, permit or other instrument or obligation to which the Securityholder is a party or by which the Securityholder or any of its properties or assets (including the Subject Securities) may be bound,except such breaches or defaults which could not, individually or in the

8

aggregate, impair the ability of the Securityholder to perform its obligations under this Agreement;
(ii)
to the knowledge of the Securityholder, require on the part of the Securityholder, the making of any declaration or filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Securityholder will undertake)), or any permit, authorization, consent, approval or order to be obtained from, any Governmental Authority or any other Person; or
(iii)
to the knowledge of the Securityholder, conflict with any judgement, order, notice, or decree applicable to the Securityholder or affecting any of its properties or assets or any Applicable Law.
(e)
No Proceedings. To the knowledge of the Securityholder, there are no claims, actions, suits, audits, proceedings, investigations or other actions pending against or threatened against or affecting the Securityholder or the beneficial or registered owner of any of the Subject Securities that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Securityholder's ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement. To the knowledge of the Securityholder, there is no order of any Governmental Authority against the Securityholder that could reasonably be expected to have a material adverse effect on the Securityholder's ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.
(f)
No Agreements. Other than pursuant to this Agreement, no Person has any agreement or option, or any right or privilege (whether by Applicable Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement. [Other than the CIP Agreements], there are no shareholders' agreements, voting trusts or other agreements, or any right or privilege (whether by Applicable Law, pre-emptive or contractual) capable of becoming a shareholders' agreement, voting trust or other agreement, affecting the Subject Securities or the ability of the Securityholder to exercise all ownership rights thereto, including the voting of any such securities.
(g)
Voting. The Securityholder has the sole and exclusive right to enter into this Agreement and to vote or direct the voting of the Subject Securities. None of the Subject Securities are subject to any proxy, voting instruction, legal appointment, power of attorney, attorney-in- fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
3.2
Representations and Warranties of Obsidian

Obsidian hereby represents and warrants and covenants to the Securityholder, acknowledging that the Securityholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)
Organization. Obsidian is a corporation duly organized and validly existing under laws of the Province of Alberta and has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(b)
Authorization. The execution, delivery and performance of this Agreement by Obsidian has been duly authorized and no other proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)
Enforceable. This Agreement has been duly executed and delivered by Obsidian and

9

constitutes a legal, valid and binding obligation, enforceable against Obsidian in accordance with its terms, subject only to bankruptcy, insolvency and other similar laws affecting creditors' rights generally, and to the discretion that a court may exercise in granting equitable remedies.
(d)
No Breach. Neither the execution and delivery of this Agreement by Obsidian nor the compliance by Obsidian with any of the provisions hereof will:
(i)
result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, any provision of the articles, by-laws or any other constating document of Obsidian, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, understanding, license, agreement, lease, permit or other instrument or obligation to which Obsidian is a party or by which Obsidian or any of its properties or may be bound, except such breaches or defaults which could not, individually or in the aggregate, impair the ability of Obsidian to perform its obligations under this Agreement;
(ii)
to the knowledge of Obsidian, require on the part of Obsidian, the making of any declaration or filing with (other than pursuant to the requirements of applicable securities legislation (which filings Obsidian will undertake)), or any permit, authorization, consent, approval or order to be obtained from, any Governmental Authority or any other Person; or
(iii)
to the knowledge of Obsidian, conflict with any judgement, order, notice, or decree applicable to Obsidian or affecting any of its properties or assets or any Applicable Law.
(e)
No Proceedings. To the knowledge of Obsidian, there are no claims, actions, suits, audits, proceedings, investigations or other actions pending against or threatened against or affecting Obsidian, individually or in the aggregate, that could reasonably be expected to have a material adverse effect on Obsidian's ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement. To the knowledge of Obsidian, there is no order of any Governmental Authority against Obsidian that could reasonably be expected to have a material adverse effect on Obsidian's ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

ARTICLE 4

TERMINATION

4.1
Termination

This Agreement shall terminate automatically and be of no further force or effect upon the earliest of:

(a)
the termination of the Purchase Agreement in accordance with its terms;

(b)
the mutual agreement in writing of Obsidian and the Securityholder;
(c)
the Closing Time; and
(d)
the Outside Date.

10

4.2
Effect of Termination

If this Agreement is terminated in accordance with Section 4.1, the provisions of this Agreement will become void, except for Sections 2.3(a), 5.4, 5.8, and 5.10, and this Section 4.2 which shall survive the termination of this Agreement, and no Party shall have liability to any other Party and the Securityholder shall be entitled to withdraw any form of proxy, voting instruction form, legal appointment or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve a Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein, to the extent such breach occurs prior to the termination of this Agreement in accordance with Article 4.

ARTICLE 5

GENERAL

5.1
Fiduciary Obligations

Obsidian agrees and acknowledges that the Securityholder is bound hereunder solely in their capacity as a holder of Subject Securities and that the provisions of this Agreement shall not be deemed or interpreted to:

(a)
bind the Securityholder, or any director, officer or employee of the Securityholder, in their capacity as a director or officer of Corporation or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any person from properly fulfilling his or her fiduciary duties as a director or officer of Corporation or its Subsidiaries; and
(b)
require the Securityholder, in his or her capacity as an officer of Company, if applicable, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with instructions or directions of the Purchaser Board undertaken in the exercise of their fiduciary duties.
5.2
Further Assurances

The Securityholder will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as Obsidian may reasonably require and at the requesting Party's cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement, including without limitation cooperating with Obsidian and Purchaser to make all requisite regulatory filings and to oppose any of the matters listed in subsection 2.1(b) of this Agreement.

5.3
Time

Time shall be of the essence in this Agreement.

5.4
Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Alberta and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof that would result in the application of the laws of any other jurisdiction. The Parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Alberta with respect to any dispute, claim or other matter arising under this Agreement.

11

5.5
Entire Agreement

This Agreement constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.6
Amendments and Waivers

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the Parties. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

To the extent that the Purchase Agreement is amended, modified, restated, replaced or superseded from time to time, all references herein to the Purchase Agreement shall be to the Purchase Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time, and all references to particular sections of the Purchase Agreement shall be deemed to be references to the analogous provision in the Purchase Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time.

5.7
Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.8
Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. Except as permitted by Section 2.1(d), no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of each of the other Parties

5.9
Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a)
Obsidian, addressed as follows:

Obsidian Energy Ltd.

Suite 200, 207 9 Avenue SW

Calgary, Alberta T2P 1K3

Attention: [Name, Position] E-

mail: [email]

12

with copies (which shall not constitute notice) to:

Burnet, Duckworth & Palmer LLP

Suite 2400, 525 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Attention: [Name]

E-mail: [email] and

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L

1B9 Attention: [Name]

E-mail: [email]

(b)
the Securityholder, as set forth on Securityholder's signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or email, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (Calgary time) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

5.10
Specific Performance and other Equitable Rights
(a)
The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Securityholder of any of its covenants or obligations set forth in this Agreement, the non-breaching Party shall be entitled to seek an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by another Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other Party under this Agreement. Each of the Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other Parties under this Agreement.

(b)
The Parties further agree that (i) by seeking the remedies provided for in this Section 5.10, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement or otherwise in the event that this Agreement has

13

been terminated or in the event that the remedies provided for in this Section 5.10 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 5.10 shall require any Party to institute any proceeding for (or limit any Party's right to institute any proceeding for) specific performance under this Section 5.10 prior or as a condition to exercising any termination right under Section 4.1 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any Party's right to terminate this Agreement in accordance with the terms of Section 4.1 or pursue any other remedies under this Agreement or otherwise that may be available then or thereafter.
5.11
Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12
Rules of Construction

Each of the Parties waive the application of any Applicable Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13
Independent Legal Advice

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.14
Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of this page intentionally left blank – signature page follows]

IN WITNESS WHEREOF the Parties have executed this Voting Support Agreement as of the date first written above.

OBSIDIAN:

OBSIDIAN ENERGY LTD.

By:
Name:
Title:

Signature Page - Voting Support Agreement

SECURITYHOLDER:

By:__________________________________________
Name:
Title:

Address:______________________________________
______________________________________
______________________________________
Email: ______________________________________

Subject Securities	Number	Registered Holder
Purchaser Shares: ______________________________________________________________________________
RSAs: _______________________________________________________________________________
PSAs: _______________________________________________________________________________
Options: _____________________________________________________________________________

Signature Page - Voting Support Agreement

This and the Following Pages Comprise Schedule "S" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

FORM OF HOLD PERIOD AGREEMENT

HOLD PERIOD AGREEMENT

THIS HOLD PERIOD AGREEMENT is made as of ●, 2025 (this "Agreement").

BETWEEN:

OBSIDIAN ENERGY LTD., a corporation existing under the laws of the Province of Alberta ("Obsidian")

and

The Person whose name is set forth on the Securityholder signature page to this Agreement (the "Securityholder" and together with Obsidian, the "Parties" and each a "Party")

WHEREAS Obsidian and InPlay Oil Corp. (the "Corporation"), inter alia, entered into an asset purchase and sale agreement dated February 19, 2025 (the "Purchase Agreement"), pursuant to which the Corporation will acquire certain assets from Obsidian and its subsidiaries in exchange for, inter alia, cash and the issuance of InPlay Shares (as defined below) to Obsidian;

AND WHEREAS in connection with the completion of the transactions contemplated by this Agreement, the Securityholder has agreed to hold all of the InPlay Securities (as defined below) legally or beneficially owned by it or over which it exercises control or direction, directly or indirectly, (in each case including any InPlay Securities acquired during the Restricted Period (as defined below)) in accordance with the terms of this Agreement;

NOW THEREFORE in consideration of the covenants contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which is acknowledged), the Parties agree as follows:

1.
INTERPRETATION
1.1
All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Purchase Agreement, shall have the respective meanings ascribed to them in the Purchase Agreement. In addition to the capitalized terms defined elsewhere herein, in this Agreement (including the recitals):
(a)
["CIP Distribution Rights Agreement" means the distribution rights agreement dated effective October 18, 2016 among the Corporation, JOG Limited Partnership No. VI and JOG VI B Limited Partnership;]1
(b)
"Expiry Time" means 5:00 p.m. (Calgary time) on the earlier of: (i) ●2; and (ii) the Business Day following the date on which neither Obsidian nor any of its Affiliates beneficially own any InPlay Shares;
(c)
"Hedge" means, in respect of any InPlay Securities, to enter into any transaction, agreement or arrangement designed to mitigate, transfer or affect the economic risk associated with ownership of such InPlay Securities, including, but not limited to, any hedge, swap (including total return swap), derivative transaction, forward sale, futures contract, option, repurchase agreement, securities lending transaction, monetization transaction, financial instrument, insurance or other similar agreement or arrangement, or any combination thereof, or any other series of transactions that, directly or indirectly, hedge or transfer any rights, interests or economic consequences of ownership of InPlay Securities, including voting rights, in whole or in part, and regardless of whether such transactions are settled by delivery of securities, in cash or otherwise;

1 In CIP agreement only, not in the D&O agreements.

2 The date that is the nine month anniversary of the date of the Closing Date.

2

(d)
"InPlay Incentive Securities" means, collectively, InPlay Options, InPlay RSAs and InPlay PSAs;
(e)
"InPlay Options" means stock options to acquire InPlay Shares issued pursuant to the Corporation's option plan;
(f)
"InPlay PSAs" means performance share unit awards of the Corporation issued pursuant to InPlay's restricted and performance award incentive plan;
(g)
"InPlay RSAs" means restricted share unit awards of the Corporation issued pursuant to InPlay's restricted and performance award incentive plan;
(h)
"InPlay Securities" means InPlay Shares and any other securities convertible into or exchangeable for InPlay Shares including for greater certainty, InPlay Incentive Securities;
(i)
"InPlay Shares" means common shares in the capital of the Corporation and includes any shares or other securities into which such common shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;
(j)
["Management Transferors" means the directors and senior officers of InPlay]3;
(k)
["Obsidian Demand" means a distribution of securities initiated by Obsidian or any of its Affiliates as a "Demand Distribution" (as defined in the Obsidian Registration Rights Agreement) under Section 3 of the Obsidian Registration Rights Agreement;] 4
(l)
["Obsidian Registration Rights Agreement" means the registration rights agreement to be entered into between Obsidian and the Corporation on the Closing Date, substantially in the form of Schedule "N" to the Purchase Agreement]5;
(m)
["Permitted Management Transfers" means the sale by Management Transferors of InPlay Shares through the facilities the Toronto Stock Exchange or alternative Canadian trading systems of up to an aggregate of ●6 InPlay Shares, which, for the avoidance of doubt, shall not include any InPlay Shares Transferred pursuant to Section [2.1(a) to 2.1(h)];]7
(n)
"Person" means any individual, sole proprietorship, limited or unlimited liability corporation, partnership, unincorporated association, unincorporated syndicate, body corporate, joint venture, trust, pension fund, union, governmental authority, and a natural person including in such natural person's capacity as trustee, heir, beneficiary, executor, administrator or other legal representative;

3 In D&O agreements, not in the CIP agreement.

4 In CIP agreement only, not in the D&O agreements.

5 In CIP agreement only, not in the D&O agreements.

6 To be 0.5% of the issued and outstanding InPlay Shares at the Closing Time.

7 In D&O agreements, not in the CIP agreement.

3

(o)
["Registration Rights Agreements" means the CIP Distribution Rights Agreement and the Obsidian Registration Right Agreement;]8
(p)
"Restricted Period" means the period beginning on the date hereof and ending at the Expiry Time;
(q)
"Restricted Securities" means all of the InPlay Securities legally or beneficially owned, directly or indirectly, or over which control or direction is exercised, directly or indirectly, by the Securityholder (i) as of the date hereof, and (ii) at any time during the Restricted Period;
(r)
"RRIF" has the meaning ascribed thereto in Section 2.1(e);
(s)
"RRSP" has the meaning ascribed thereto in Section 2.1(e);
(t)
["Share Distribution Transaction" means any Transfer by the Securityholder of all of the InPlay Shares held by it to securityholders of the Securityholder by way of, or in connection with, an amalgamation, merger, reorganization or arrangement, issuer bid, dividend, distribution, return of capital, rights offering or other method;]9 and
(u)
"Transfer" includes any sale, exchange, disposition, assignment, gift, bequest, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership or other ownership interest (including in respect of any associated voting rights) passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and whether directly or indirectly in any manner whatsoever, and includes any agreement to effect any of the foregoing and, in the case of InPlay Shares includes a transaction involving the direct or indirect Transfer in any manner whatsoever of the ownership interests in a Securityholder which holds any legal title or beneficial ownership or other ownership interest in InPlay Shares which is designed to otherwise circumvent the restrictions contained in this Agreement; and the words "Transferred", "Transferring" and similar words have corresponding meanings.
1.2
A Person shall be deemed the "beneficial owner" of, and to have "beneficial ownership" of, and to "beneficially own" any security of which such Person has direct or indirect beneficial ownership (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids).
2.
RESTRICTIONS ON TRANSFERS
2.1
Transfer Restrictions. During the Restricted Period, without the prior written consent of Obsidian (such consent not to be unreasonably withheld or delayed), the Securityholder will not, directly or indirectly, Transfer or cause the Transfer of any Restricted Securities, or Hedge or cause the Hedge of the Securityholder's direct or indirect exposure to any Restricted Securities; provided, however, that the foregoing shall not apply to:
(a)
Transfers to an Affiliate of such Securityholder;
(b)
Transfers to a trustee in insolvency or bankruptcy or another person or company entitled to Restricted Securities on insolvency or bankruptcy;
(c)
[a child or a spouse of the Securityholder;

8 In CIP agreement only, not in the D&O agreements.

9 In CIP agreement only, not in the D&O agreements.

4

(d)
by will or intestate succession following the Securityholder's death;
(e)
Transfers to or between a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), tax free savings account or other similar registered plan or fund with a trustee, where the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan, fund or account are limited to the Securityholder and/or one or more of its Affiliates or spouse, children and parents, or, if the Securityholder is the trustee of such registered plan or fund, to the annuitant of the RRSP or RRIF, or a beneficiary of the other registered plan or fund, as applicable, or its spouse, children and parents;
(f)
Transfers of InPlay Shares (for cash proceeds) to exercise InPlay Options provided that the full net proceeds of such sales (after deductions for any applicable taxes and expenses) are used by the undersigned to fund the exercise price(s) of such InPlay Options;
(g)
Transfers of InPlay Incentive Securities in connection with the exercise or settlement thereof, as applicable, in accordance with their terms;
(h)
Transfers of InPlay Shares acquired upon the exercise or settlement, as applicable, of InPlay Incentive Securities;
(i)
[Share Distribution Transactions; and]10
(j)
Permitted Management Transfers,] 11

provided, however, that any Person who acquires legal or beneficial ownership of, directly or indirectly, or control or direction over, directly or indirectly, any Restricted Securities as a result of a Transfer described in Section[s] 2.1(a) to [2.1(e)]12[2.1(b)]13 shall: (i) to the extent that it is already a Party to this Agreement, continue to be bound by this Agreement in respect of all Restricted Securities; and (ii) to the extent that, prior to such Transfer, it was not a Party to this Agreement, agree to be bound by and become a Party to this Agreement and, concurrent with the completion of such Transfer shall validly execute and deliver a joinder or similar document acceptable to Obsidian, acting reasonably, in order to effect the foregoing. A Securityholder, or its permitted transferee, shall promptly (and in any event within three (3) Business Day) notify Obsidian if it engages in any of the transactions referred to in Section 2.1(a) to [2.1(e)]14[2.1(b)]15.

Notwithstanding the foregoing, the Securityholder may:

(x)
pledge, mortgage or charge Restricted Securities to a financial institution as collateral for a loan, provided that any such loan agreement must provide that the Restricted Securities will remain bound by this Agreement if the lender realizes on the Restricted Securities to satisfy the loan; and
(y)
Transfer Restricted Securities pursuant to a bona fide arm's length: (i) take-over bid to acquire greater than 50% of the InPlay Shares made to all holders of InPlay Shares; or (ii) business combination transaction (including by way of plan of arrangement, amalgamation or other form of merger) or a similar acquisition transaction providing for the acquisition of greater than 50% of the InPlay Shares, in each case that is recommended by the board of directors of the Corporation, provided that, for the avoidance of doubt, in the event that, any such transaction is not completed for any reason, any Restricted Securities shall remain subject to the restrictions contained in this Agreement.

10 In CIP agreement only, not in the D&O agreements.

11 In D&O agreements, not in the CIP agreement.

12 D&O agreements

13 CIP agreement

14 D&O agreements

15 CIP agreement

5

2.2
No Effect on Voting or Distributions. For the avoidance of doubt, this Agreement will not restrict, limit, prohibit or impair any right or ability of the Securityholder to (a) exercise voting rights attaching to the Restricted Securities during the Restricted Period; or (b) receive a dividend or other distribution on the Restricted Securities or to elect the form or manner in which a dividend or other distribution will be paid during the Restricted Period.
3.
[ADDITIONAL AGREEMENTS
3.1
Distribution Priority. The Securityholder hereby covenants and agrees that, notwithstanding anything to the contrary in the CIP Distribution Rights Agreement:
(a)
in connection with any Piggyback Distribution (as defined in the CIP Distribution Rights Agreement), to the extent that Obsidian and/or any of its Affiliates, on the one hand, and the Securityholder and/or any of its Affiliates, on the other hand, both propose to exercise piggyback rights under their respective Registration Rights Agreements, the entitlement to participate in the distribution of securities shall be allocated as between Obsidian and/or any of its Affiliates, on the one hand, and the Securityholder and/or any of its Affiliates, on the other hand, on a pro rata basis in proportion to their respective holdings of InPlay Shares at such time (with the InPlay Shares held by Obsidian and its Affiliates aggregated and the InPlay Shares held by the Securityholder and its Affiliates aggregated for the purposes of this determination); and
(b)
in the case of an Obsidian Demand in respect of which the Securityholder would otherwise be entitled to exercise piggyback rights under Section 3 of the CIP Distribution Rights Agreement, the Securityholder will permit the Corporation to include in the distribution of securities: (i) first, the securities requested in the Obsidian Demand, (ii) second, the securities requested to be included in such distribution in accordance with the CIP Distribution Agreement, and (iii) third, other securities requested to be included in such distribution.]16
4.
GENERAL
4.1
Notice. Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email to Obsidian, addressed as follows:

Obsidian Energy Ltd.

Suite 200, 207 9 Avenue SW

Calgary, Alberta T2P 1K3

Attention: [Name, Position]

E-mail: [email]

with copies (which shall not constitute notice) to:

Burnet, Duckworth & Palmer LLP

16 In CIP agreement only, not in the D&O agreements.

6

Suite 2400, 525 8th Avenue S.W. Calgary, Alberta T2P 1G1

Attention: [Name]

E-mail: [email]

and

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L

1B9 Attention: [Name]

E-mail: [email]

(a)
the Securityholder, as set forth on Securityholder's signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or email, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (Calgary time) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.2
Further Assurances. The Parties will execute and deliver any further documents and perform any further acts necessary to carry out the intent of this Agreement.
4.3
Time. Time is of the essence of this Agreement.
4.4
Governing Laws. This Agreement will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein. The Parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Alberta with respect to any dispute, claim or other matter arising under this Agreement.
4.5
Amendments and Waivers. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the Parties. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.
4.6
Enurement and Assignment. This Agreement will enure to the benefit of and be binding on the Parties and their heirs, executors, administrators, successors and permitted assigns. Except as permitted by Section 2.1, no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of each of the other Parties.

7

4.7
Independent Legal Advice. Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.
4.8
Expenses. Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.
4.9
Entire Agreement. This Agreement constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.
4.10
Language. In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.
4.11
Counterparts. This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of this page intentionally left blank – signature page follows]

IN WITNESS WHEREOF the Parties have executed this Hold Period Agreement as of the date first written above.

OBSIDIAN:

OBSIDIAN ENERGY LTD.

By:
Name:
Title:

Signature Page – Hold Period Agreement

SECURITYHOLDER:

By:__________________________________________
Name:
Title:

Address:______________________________________
______________________________________
______________________________________
Email: ______________________________________

Signature Page – Hold Period Agreement

This Page Comprises Schedule "T" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

VENDOR PARTY ALLOCATION

Vendor Party	Allocation of Purchase Price	Consideration
Obsidian	$[dollar value]	[redacted]
1647 Co	$[dollar value]	[redacted]
Obsidian Partnership	Purchase Price, less $[dollar value]	[redacted]

This Page Comprises Schedule "U" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

SUBSEQUENTLY IDENTIFIED ASSETS AREA

[Redacted]

This and the Following Pages Comprise Schedule "V" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

DATA ROOM

[Redacted]

This and the Following Pages Comprise Schedule "W" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

ISSUANCE RESOLUTION

"BE IT RESOLVED, as an ordinary resolution of the holders ("InPlay Shareholders") of common shares ("InPlay Shares") of InPlay Oil Corp. ("InPlay") that:

1.
the issuance by InPlay of such number of InPlay Shares as are required (the "Consideration Shares") to be issued in connection with the acquisition of by InPlay of certain oil and gas assets (the "Acquisition") from Obsidian Energy Ltd. and its affiliates (collectively, the "Vendor"), pursuant to an in accordance with a purchase and sale agreement between InPlay and the Vendor dated [•], as the same may be amended or amended and restated from time to time, subject to a maximum of [•] Consideration Shares, as more particularly described in the management information circular of InPlay dated [•], 2025, is hereby authorized and approved and InPlay is hereby authorized and directed to issue such Consideration Shares;

2.
notwithstanding that the foregoing resolutions have been passed by the InPlay Shareholders, the board of directors of InPlay is hereby authorized and empowered, without further notice or approval of the InPlay Shareholders, to revoke these resolutions, in whole or in part, or increase the number of InPlay Shares issuable in connection with the Acquisition, subject to the limitations imposed by the Toronto Stock Exchange, without any further approval of InPlay Shareholders;

3.
any director or officer of InPlay is hereby authorized, for and on behalf of InPlay, to execute and deliver articles of arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and
4.
all actions heretofore taken by or on behalf of InPlay in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Acquisition are hereby approved, ratified and confirmed in all respects.

This and the Following Pages Comprise Schedule "X" Attached to and Forming Part of an Asset Purchase and Sale Agreement dated February 19, 2025 between Obsidian Energy Ltd., Obsidian Energy Partnership and 1647456 Alberta Ltd. as Vendor, and InPlay Oil Corp., as Purchaser.

VEHICLES

[Description of Owned and Leased Vehicles]